As filed with the Securities and Exchange Commission on September 11, 2025

Registration Nos. 333-289150 and 333-289150-01

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WORLD OMNI AUTO LEASING LLC

(Depositor with respect to the Issuing Entities Described Herein)

WORLD OMNI LT

(Issuer with respect to the Exchange Note)

(Exact name of Registrants as Specified in their Charters)

Delaware Delaware	90-0399122 30-0500335	333-289150 333-289150-01	0001439697 0001443836
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(Commission File Number)	(Central Index Key Number)

World Omni Auto Leasing LLC World Omni LT 250 Jim Moran Blvd. Deerfield Beach, Florida 33442 (954) 429-2200
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

WORLD OMNI FINANCIAL CORP.

(Sponsor with respect to the Issuing Entities Described Herein)

(Exact name of Sponsor as Specified in its Charters)

Delaware	0001004150
(State or other jurisdiction of incorporation or organization)	(Central Index Key Number of Sponsor)

Bryan Romano, Chief Executive Officer and Treasurer World Omni Auto Leasing LLC 250 Jim Moran Blvd. Deerfield Beach, Florida 33442 (954) 429-2200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies To:

Rudgee S. Charles Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020-1001 (212) 506-2256 (Counsel to Registrants and Sponsor)	Philip W. Russell Morgan, Lewis & Bockius LLP 110 North Wacker Drive, Suite 2800 Chicago, Illinois 60606-1511 (312) 324-1743 (Counsel to Underwriters)

Approximate Date of Commencement of Proposed Sale to the Public: from time to time after the effective date of this Registration Statement as determined in light of market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

SUBJECT TO COMPLETION DATED [●], 20[●]
PROSPECTUS

$[●][(1)][(9)]

World Omni Automobile Lease Securitization Trust 20[●]-[●]
Issuing Entity

(CIK: [●])

$[●] Class A-1 Asset-Backed Notes, Series 20[●]-[●][(2)]

$[●] Class A-2 Asset-Backed Notes, Series 20[●]-[●][(2)]

$[●] Class A-3 Asset-Backed Notes, Series 20[●]-[●][(2)]

$[●] Class A-4 Asset-Backed Notes, Series 20[●]-[●][(2)]

[$[●] Class B Asset-Backed Notes, Series 20[●]-[●]][(2)]

[$[●] Class C Asset-Backed Notes, Series 20[●]-[●]][(2)]

$[●] Class D Asset-Backed Notes, Series 20[●]-[●]][(2)]

[$[●] Class E Asset-Backed Notes, Series 20[●]-[●]][(2)]

[$[●] Class F Asset-Backed Notes, Series 20[●]-[●]][(2)]

World Omni Auto Leasing LLC

Depositor

(CIK: 0001439697)

World Omni Financial Corp.

Servicer and Sponsor

(CIK: 0001004150)

[(1)] [The Issuing Entity will issue asset-backed notes with aggregate initial principal amount of $[●] or an aggregate initial principal amount of $[●]. The following classes of World Omni Automobile Lease Securitization Trust 20[●]-[●] Notes will be issued][The Issuing Entity is offering the following classes of World Omni Automobile Lease Securitization Trust 20[●]-[●] Notes by this prospectus][The Issuing Entity is issuing the following classes of World Omni Automobile Lease Securitization Trust 20[●]-[●] Notes, and only the Class [●] Notes are being offered by this prospectus]:

You should carefully consider the risk factors beginning on page 26 in this prospectus.

The Notes are obligations of the issuing entity, World Omni Automobile Lease Securitization Trust 20[●]-[●], and are backed indirectly by automobile or light-duty truck leases and the related leased vehicles. The Notes are not obligations of Auto Lease Finance LLC, World Omni LT, World Omni Financial Corp., World Omni Auto Leasing LLC, any of their affiliates or any governmental agency.

20[●]-[●] Asset Backed Notes[(3)][(4)][(5)]	Class A [-1[a/b]] Notes	[Class A-2 [a/b] Notes]	[Class A-3 [a/b] Notes]	[Class A-4 [a/b] Notes]	[Class B [a/b] Notes]	[Class C [a/b] Notes]	[Class D [a/b] Notes]	[Class E [a/b] Notes]	[Class F [a/b] Notes]
Principal Amount	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]
Interest Rate[(6)]	[[●]%/ Benchmark plus [●]%]	[[●]% /Benchmark plus [●]%]	[[●]% /Benchmark plus [●]%]	[[●]% /Benchmark plus [●]%]	[[●]%/ Benchmark plus [●]%]	[[●]% /Benchmark plus [●]%]	[[●]%/ Benchmark plus [●]%]	[[●]%/ Benchmark plus [●]%]	[[●]% /Benchmark plus [●]%]
Payment Dates	[Monthly]	[Monthly]	[Monthly]	[Monthly]	[Monthly]	[Monthly]	[Monthly]	[Monthly]	[Monthly]
Initial Payment Date	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]
Final Scheduled Payment Date	[●][(7)]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]
Price to Public	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Underwriting Discount	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Proceeds to Depositor	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]

[(2)	If the aggregate initial principal amount of the Notes is $[●], the Notes will be issued in the following applicable initial principal amounts: $[●] of Class A-1 Notes, $[●] [(aggregate)] of Class A-2 Notes, $[●] of Class A-3 Notes, $[●] of Class A-4 Notes, [and] $[●] of Class B Notes[, and $[●] of Class C Notes][ , and $[●] of Class D Notes][ , and $[●] of Class E Notes][, and $[●] of Class F Notes]. The Depositor will make the determination regarding the initial principal amount of the Notes based on, among other considerations, market conditions at the time of pricing. See “Risk Factors—Risks Relating to the Notes and Structure of the Transaction—Risks Associated With Unknown Aggregate Initial Principal Amount of the Notes Prior to Pricing.”]

[(3)	[On the [Initial] Closing Date the Issuing Entity will also be issuing the Class [●] Notes in the aggregate initial principal amount of $[●], and in the aggregate initial principal amount of $[●] if the aggregate initial principal amount of the Notes is $[●]]. The Class [●] Notes are not being offered under this prospectus and the Depositor or one or more affiliates thereof will initially own the Class [●] Notes.] / [All or a portion of one or more classes of Notes may initially be retained by the Depositor or one or more affiliates thereof on the [Initial] Closing Date.] [As described in “Credit Risk Retention” in this prospectus, the Depositor will retain [[●]% of the outstanding principal amount of each class of Notes and the Certificates of the Issuing Entity][a single vertical security] in satisfaction of the risk retention requirements.]

[(4)	[NOTE: If Floating Rate Notes are offered, the applicable prospectus will disclose the terms of the specific Benchmark that will be used to determine interest payments for such Floating Rate Notes.] [NOTE: The actual Benchmark in any given transaction may also be a market rate other than as recommended by ARRC or referenced below.] [The Class [●][-[●] Notes may be issued with a fixed rate tranche and a floating rate tranche.] / [The interest rate for the Class [●]-[●] Notes will be a fixed rate or a combination of a fixed rate and floating rate if that class has both a fixed rate tranche and a floating rate tranche. If the interest rate is a floating rate, the rate will be based on a Benchmark which will initially be the [the applicable Benchmark] plus the applicable spread. However, the Benchmark and the applicable spread may change under certain circumstances. For more information about how the interest rate based on [the applicable Benchmark] is determined and the circumstances under which the Benchmark and the applicable spread may change, see “Summary of Terms—The Notes,” “—Interest” and “Description of the Notes—Payments of Interest” in this prospectus.] [The allocation of the principal amount between the Class [●]-[●]a Notes and the Class [●]-[●]b Notes will be determined on the day of pricing of the Notes.] [The Depositor expects that the principal amount of the Class [●]-[●]b Notes will not exceed $[●] [if the aggregate initial principal amount of the Notes is $[●], and $[●], if the aggregate initial principal amount of the Notes is $[●]].]

[(5)	The interest rate for the Class [●] Notes will be a fixed rate, a floating rate or a combination of a fixed rate and floating rate if that class has both a fixed rate tranche and a floating rate tranche. If the interest rate is a floating rate, the rate will be based on a Benchmark which will initially be [the applicable Benchmark] plus the applicable spread. However, the Benchmark and the applicable spread may change under certain circumstances. For more information about how the interest rate based on [the applicable Benchmark] is determined and the circumstances under which the Benchmark and the applicable spread may change, see “Summary of Terms—The Notes,” “—Interest” and “Description of the Notes—Payments of Interest” in this prospectus.] [The allocation of the principal amount between the Class [●]-[●]a Notes and the Class [●]-[●]b Notes will be determined on the day of pricing of the Notes.] [If the Issuing Entity issues any Floating Rate Notes, it [may] enter into a corresponding interest rate protection agreement with respect to each class or tranche of Floating Rate Notes.]

[(6)]	If the sum of [the applicable Benchmark] plus the applicable spread is less than 0.00% for any interest accrual period, then the interest rate for the Class [●]-[●]b Notes for such interest accrual period will be deemed to be 0.00%. See “Summary of Terms—The Notes,” “—Interest” and “Description of the Notes—Payments of Interest” in this prospectus.]

[(7)	If any Class A-1 Notes remain outstanding after the [●] Payment Date, then an additional distribution of the outstanding principal of and accrued and unpaid interest on those Notes will be made on [●].]

[(8)	The aggregate initial principal amount of the Class A-2 Notes and the Class A-3 Notes will be $[●]. The initial principal amounts of the Class A-2 Notes and the Class A-3 Notes may change but will be determined on or prior to the day of pricing of those classes of Notes. However, the initial principal amount of the Class A-2 Notes is expected to be within the range of $[●] – $[●] and the initial principal amount of the Class A-3 Notes is expected to be within the range of $[●] – $[●].]

[(9)]	This amount is based on the Statistical Discount Rate used to calculate the assumed Initial Note Value. The aggregate principal amount of the Notes offered hereby will be determined based on the Specified Discount Rate. The final aggregate principal amount of the Notes at the time of issuance will be an amount that is no more than [5]% in excess of, or less than, the amounts stated herein.]

[NOTE: The number of classes, principal repayment and interest accrual terms are for illustrative purposes only. In a particular transaction, there may be more or fewer classes of Notes offered (including one or more or no subordinated classes), one or more or no floating rate classes, one or more classes of the Notes that pay principal and interest pro rata with another class, and one or more classes may be retained or offered privately. Likewise, the timing of the allocation of the initial principal amounts of any Class [●]-[●]a and any Class [●]-[●]b Notes is for illustrative purposes only.]

Before deducting expenses of $[●] payable by the Depositor, proceeds to the Depositor are estimated to be $[●].

Payments on the Notes

The Notes are payable solely from the assets of the Issuing Entity which consist primarily of an Exchange Note backed by a Pool of new [and used] automobile and light-duty truck leases and the related leased vehicles. See “Fees and Expenses” in this prospectus for a description of fees and expenses payable on each Payment Date out of Available Funds.

[The Issuing Entity will not pay principal during the Revolving Period, which is scheduled to terminate after the Payment Date occurring on [●], 20[●]. However, if the Revolving Period terminates early as a result of an early amortization event, principal payments may commence prior to that date.]

Credit Enhancement

•	[If the aggregate initial principal amount of the Notes is $[●],] a [Risk Retention] Reserve Account with an initial balance of at least $[●]. [If the aggregate initial principal amount of the Notes is $[●], a [Risk Retention] Reserve Account with an initial balance of $[●].] [$[ ] of the [Risk Retention] Reserve Account Required Amount will be satisfied by a letter of credit written by [●].]

•	Overcollateralization in an initial amount of $[●], representing the excess of the Securitization Value of the leases and leased vehicles as of the [Initial][Actual] Cutoff Date over the aggregate principal amount of Notes issued by the Issuing Entity[, to be built up to a target amount on each Payment Date].

•	[Excess interest on the leases.]

•	[Cash Deposits]

•	[[The Class B Notes are subordinated to the Class A Notes.] [The Class C Notes are subordinated to the Class A Notes and the Class B Notes.] [The Class D Notes are subordinated to the Class A Notes, the Class B Notes and the Class C Notes.] [The Class E Notes are subordinated to the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes.] [The Class F Notes are subordinated to the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes.]]

We will not list the Notes on any national securities exchange or on any automated quotation system of any registered securities association such as NASDAQ.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

No secondary market will exist for a series of Notes prior to its offering. We cannot assure you that a secondary market will develop for the Notes of any series or, if it does develop, that it will continue.

Delivery of the [Offered] Notes, in book-entry form only, will be made through The Depository Trust Company against payment in immediately Available Funds, on or about [●].

Joint Bookrunners of the Class A Notes

[●]	[●]	[●]

Co-Manager[s] of the Class A Notes

[●]	[●]	[●]

[Underwriters of the Class B Notes [[,][and] the Class C Notes][[,][and] the Class D Notes[[,][and] the Class E Notes [and the Class F Notes]]

[●]	[●]	[●]

The date of this Prospectus is [●], 20[●].

Important Notice about Information Presented in this
Prospectus

You should rely only on the information contained in this prospectus, including information that is incorporated by reference. We have not authorized anyone to provide you with other or different information. The information in this prospectus is accurate only as of the date stated on the cover hereof. We are not offering the securities in any jurisdiction where the offer is not permitted.

This prospectus begins with [two] introductory sections describing the Notes and the Issuing Entity in abbreviated form:

•	Summary of Terms, which gives a brief introduction of the key features of the Notes and a description of the leases and leased vehicles; and

•	Risk Factors, which describes risks that apply to the Notes issued by the Issuing Entity.

This prospectus includes cross references to sections in this prospectus where you can find further related discussions. The “Table of Contents” in this prospectus identifies the pages where these sections are located.

You can also find a listing of the pages where the principal terms are defined under “Index of Principal Terms” in this prospectus.

To understand the structure of, and risks related to, these Notes, you must carefully read this prospectus in its entirety.

If you require additional information, the mailing address of our principal executive offices is World Omni Auto Leasing LLC, 250 Jim Moran Blvd., Deerfield Beach, Florida 33442 and the telephone number is (954) 429-2200. For other means of acquiring additional information about us or a series of securities, see “Incorporation of Certain Information By Reference” in this prospectus.

In this prospectus, the terms “Depositor,” “we,” “us” and “our” refer to World Omni Auto Leasing LLC.

i

[NOTICE TO INVESTORS: UNITED KINGDOM

IN THE UNITED KINGDOM (THE “UK”), THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED TO PERSONS WHO (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND WHO QUALIFY AS INVESTMENT PROFESSIONALS WITHIN ARTICLE 19(5) (“INVESTMENT PROFESSIONALS”) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “FINANCIAL PROMOTION ORDER”), (II) FALL WITHIN ARTICLE 49(2)(A) TO (D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.) OF THE FINANCIAL PROMOTION ORDER, OR (III) ARE PERSONS TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED WITHOUT THE NEED FOR SUCH DOCUMENT TO BE APPROVED, MADE OR DIRECTED BY AN “AUTHORISED PERSON” (AS DEFINED BY SECTION 31(2) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED (THE “FSMA”)) UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”).

NEITHER THIS PROSPECTUS NOR THE [OFFERED] NOTES ARE OR WILL BE AVAILABLE TO PERSONS OTHER THAN RELEVANT PERSONS IN THE UK AND ANY PERSON IN THE UK THAT IS NOT A RELEVANT PERSON MUST NOT RELY ON OR ACT ON ANY INFORMATION IN THIS PROSPECTUS. IN THE UK, ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE [OFFERED] NOTES, IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UK OTHER THAN A RELEVANT PERSON IS UNAUTHORIZED AND MAY CONTRAVENE THE FSMA.

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF REGULATION (EU) 2017/1129 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UK BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (AS AMENDED, THE “EUWA”) (AS AMENDED, THE “UK PROSPECTUS REGULATION”).

THE [OFFERED] NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UK. FOR THESE PURPOSES, A “UK RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2 OF COMMISSION DELEGATED REGULATION (EU) 2017/565 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UK BY VIRTUE OF THE EUWA, AND AS AMENDED; OR (II) A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FSMA AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97 (SUCH RULES OR REGULATIONS, AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UK BY VIRTUE OF THE EUWA, AND AS AMENDED; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF THE UK PROSPECTUS REGULATION.

CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UK BY VIRTUE OF THE EUWA (AS AMENDED, THE “UK PRIIPS REGULATION”) FOR OFFERING OR SELLING THE [OFFERED] NOTES OR OTHERWISE MAKING THEM AVAILABLE TO UK RETAIL INVESTORS IN THE UK HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE [OFFERED] NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UK MAY BE UNLAWFUL UNDER THE UK PRIIPS REGULATION. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF THE [OFFERED] NOTES IN THE UK WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE UK PROSPECTUS REGULATION FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF NOTES.

EACH PURCHASER OF THE NOTES LOCATED WITHIN THE UK WILL BE DEEMED TO HAVE REPRESENTED, ACKNOWLEDGED AND AGREED THAT IT IS NOT A UK RETAIL INVESTOR. THE ISSUING ENTITY, ITS AFFILIATES AND OTHERS WILL RELY UPON THE TRUTH AND ACCURACY OF THE FOREGOING REPRESENTATION, ACKNOWLEDGEMENT AND AGREEMENT.

ANY PERSON OFFERING, SELLING OR RECOMMENDING ANY [OFFERED] NOTES (A “DISTRIBUTOR”) THAT IS SUBJECT TO THE FINANCIAL CONDUCT AUTHORITY (“FCA”) HANDBOOK PRODUCT INTERVENTION AND PRODUCT GOVERNANCE SOURCEBOOK (THE “UK MIFIR PRODUCT GOVERNANCE RULES”) IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE [OFFERED] NOTES AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS. NEITHER THE ISSUING ENTITY NOR ANY UNDERWRITER MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE UK MIFIR PRODUCT GOVERNANCE RULES

[The Class A-1 Notes have not been and will not be offered in the UK or to UK persons, and the underwriters will not accept proceeds of their initial sale of the Class A-1 Notes into an account located in the UK].]

[NOTICE TO INVESTORS: CANADA

THE [OFFERED] NOTES MAY BE SOLD ONLY TO PURCHASERS IN THE PROVINCES OF ALBERTA, BRITISH COLUMBIA, ONTARIO AND QUEBEC PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPALS THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE [OFFERED] NOTES MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.

SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.

PURSUANT TO SECTION 3A.3 (OR, IN THE CASE OF SECURITIES ISSUED OR GUARANTEED BY THE GOVERNMENT OF A NON-CANADIAN JURISDICTION, SECTION 3A.4) OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (NI 33-105), THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.]

[NOTICE TO INVESTORS: EUROPEAN ECONOMIC AREA

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF Regulation (EU) 2017/1129 (AS AMENDED, THE “EU PROSPECTUS REGULATION”).

The [OFFERED] NOTES are not intended To be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any EU retail investor in the European Economic Area (THE “eea”). For these purposes, aN “EU retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (AS AMENDED), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in ARTICLE 2 OF the EU Prospectus Regulation.

Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the [OFFERED] NOTES or otherwise making them available to EU retail investors in the EEA has been prepared and therefore offering or selling the [OFFERED] NOTES or otherwise making them available to any EU retail investor in the EEA may be unlawful under the eu PRIIPS Regulation. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF THE [OFFERED] NOTES IN ANY MEMBER STATE OF THE EEA WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE EU PROSPECTUS REGULATION FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF NOTES.

EACH PURCHASER OF THE NOTES LOCATED WITHIN A MEMBER STATE OF the EEA WILL BE DEEMED TO HAVE REPRESENTED, ACKNOWLEDGED AND AGREED THAT IT IS NOT AN EU RETAIL INVESTOR. THE ISSUING ENTITY, ITS AFFILIATES AND OTHERS WILL RELY UPON THE TRUTH AND ACCURACY OF THE FOREGOING REPRESENTATION, ACKNOWLEDGEMENT AND AGREEMENT.

ANY PERSON OFFERING, SELLING OR RECOMMENDING ANY [OFFERED] NOTES (A “DISTRIBUTOR”) THAT IS SUBJECT TO MIFID II IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE [OFFERED] NOTES AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS FOR THE PURPOSES OF THE MIFID II PRODUCT GOVERNANCE RULES UNDER COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 (AS AMENDED, THE “DELEGATED DIRECTIVE”). Neither the issuing entity NOR ANY underwriter MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE DELEGATED DIRECTIVE.]

v

TABLE OF CONTENTS

Important Notice about Information Presented in this Prospectus	i
[NOTICE TO INVESTORS: UNITED KINGDOM	ii
[NOTICE TO INVESTORS: CANADA	iv
[NOTICE TO INVESTORS: EUROPEAN ECONOMIC AREA	v
TRANSACTION STRUCTURE AND PARTIES[(1)]	x
SUMMARY OF MONTHLY DISTRIBUTIONS OF AVAILABLE FUNDS RECEIVED ON THE EXCHANGE NOTE*[†]	xi
SUMMARY OF TERMS	1
Parties and Dates	1
The Notes	2
[Interest Rate Protection Agreement]	11
Servicing and Administration	11
Issuing Entity Property	12
Lease Information	12
Credit Enhancement	14
Tax Status	18
ERISA Considerations	18
[Certain Investment Company Act Considerations	18
Ratings of the Notes	19
[Eligibility of the Class A-1 Notes for Purchase by Money Market Funds	19
Certificates	19
[Insert for eligible horizontal residual interest: U.S. Credit Risk Retention	19
[Insert for eligible vertical interest: U.S. Credit Risk Retention	20
[Insert for transactions structured to comply with material net economic interest retention: EU Securitisation Regulation and UK Securitisation Framework	20
[Insert for transactions not structured to comply with any aspect of EU or UK Credit Risk Retention: EU and UK Credit Risk Retention	21
Summary of Risk Factors [Will not exceed two pages on any given transaction]	23
RISK FACTORS	26
You Must Rely For Repayment Only Upon the Issuing Entity’s Assets, Which May Not Be Sufficient to Make Full Payments On Your Notes.	26
[Class B Notes [[,][and] Class C Notes[,]] [[and] Class D Notes[,]] [[and] Class E Notes[,]] [and Class F Notes]] are Subject to Greater Risk Because of Their Subordination.]	26
Holders of the Class B Notes [[,][and] the Class C Notes[,]] [[and] the Class D Notes[,]] [[and] the Class E Notes[,]] [and the Class F Notes]] May Suffer Losses Because They Have Limited Control Over Actions of the Issuing Entity and Conflicts Between Classes of Notes May Occur.]	29

[The Failure to Pay Interest on the Class B Notes Will Not Be an Event of Default While the Class A Notes Remain Outstanding[,] [[and] the Failure to Pay Interest on the Class C Notes Will Not Be an Event of Default While the Class A Notes and the Class B Notes Remain Outstanding[.][,]] [[and] the Failure to Pay Interest on the Class D Notes Will Not Be an Event of Default While the Class A Notes, the Class B Notes and the Class C Notes Remain Outstanding[.][,]] [[and] the Failure to Pay Interest on the Class E Notes Will Not Be an Event of Default While the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes Remain Outstanding[.][,]] [and the Failure to Pay Interest on the Class F Notes Will Not Be an Event of Default While the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes Remain Outstanding.]]	30
Payment Priorities May Increase Risk of Loss or Delay in Payment to Certain Notes.	31
The Depositor or One or More Affiliates Thereof May Initially Retain All or a Portion of One or More Classes of the Notes on the [Initial] Closing Date, Which May Reduce the Liquidity of Your Class [●] Notes, as applicable, and Subsequent Sales of any Such Retained Notes May Adversely Affect Their Market Price and Your Voting Power.]	32
[Risks Associated With Unknown Aggregate Initial Principal Amount of the Notes Prior to Pricing.]	32
[Risks Associated With Unknown Allocation Between Class [●][-[●]]a Notes and Class [●][-[●]]b Notes [and the Class A-2 Notes and the Class A-3 Notes] Prior to Pricing.]	32
[The Issuing Entity May Issue Floating Rate Class [●] Notes, but the Issuing Entity Will Not Enter into any Interest Rate [Swaps][Caps] and You May Suffer Losses on Your Notes if Interest Rates Rise.]	33
[Uncertainty About [the Applicable Benchmark] May Adversely Affect the Class [●][-[●]]b Notes.	33
[Effects of the Administration of SOFR and a Benchmark Transition Event May Adversely Affect the [Offered] Notes.	34
[Failure by the [Swap][Cap] Counterparty to Make Payments to the Issuing Entity and the Seniority of Payments Owed to the Swap Counterparty Could Reduce or Delay Payments on the Notes.]	36

[A Decrease in [the Applicable Benchmark] Rates or the Benchmark Replacement Would Reduce the Rate of Interest on the Class [●] Notes.	37
[Failure by the Reserve Account Letter of Credit Bank to Honor a Draw on the Reserve Account Letter of Credit May Result in Delayed Payments or Losses on Your Notes.]	37
[You May Experience Reduced Returns On Your Notes Resulting From Distribution of Amounts In the [Pre-Funding Account][Accumulation Account].]	37
[Changes in Reference Pool Characteristics From Those of the Initial Reference Pool May Adversely Affect Collections on the Leases and Payments On Your Notes.]	37
[Availability of Additional Units During the [Pre-Funding Period][Revolving Period] Could Shorten the Average Life of the Notes.]	38
[Risks Associated with the Statistical Discount Rate.	38
[Redemption Upon Optional Purchase.	39
You May Experience Reduced Returns and Delays On Your Notes Resulting From Changes in Delinquency Levels and Losses.	40
The Timing of Principal Payments Is Uncertain and You May Suffer Losses or Reinvestment Risk if an Event of Default Occurs Under the Indenture.	41
The Concentration of Leased Vehicles to Particular Models Could Negatively Affect the Pool Assets.	42
Used Car Market Factors May Increase the Risk of Loss on Your Investment.	42
Increased Vehicle Turn-in Rates May Increase Losses.	43
You May Experience Reduced Returns and Delays on Your Notes Resulting From a Vehicle Recall.	43
Inadequate or No Insurance on the Leased Vehicles May Result In a Loss.	43
A Bankruptcy of the Depositor, Auto Lease Finance LLC, the Servicer, the QI, or the Titling Trust Could Delay or Limit Payments To You.	44
Consolidation or Disregard of Sale Following A Bankruptcy of World Omni May Cause Delays in Payments or Losses on Your Investment.	45
Adverse Consequences of the Termination of the Toyota Distribution Agreement.	45
Adverse Consequences of A Bankruptcy or Insolvency of the Titling Trust.	45
Commingling By the Servicer May Result In Delays and Reductions In Payments On Your Notes.	46

A Security Breach or a Cyber-Attack Affecting World Omni Could Adversely Affect World Omni’s Business, Results of Operations and Financial Condition, Which Could Have an Adverse Effect on Your Notes.	46
You May Experience Reduced Return and Delays on Your Notes Resulting from Changes in the Sponsor’s Servicing System	47
The Return on Your Notes May be Reduced Due to Varying Economic Circumstances and/or an Economic Downturn.	47
The Geographic Concentration and Performance of the Lease Assets May Increase the Risk of Loss on Your Investment.	48
You May Have Difficulty Selling Your Notes and/or Obtaining Your Desired Price Due to the Absence of, or Illiquidity in, a Secondary Market for Such Notes and Because of General Global Economic Conditions.	49
[The [Offered] Notes May Not Be Suitable Investments for Certain Environmentally or Sustainability Focused Investors.]	50
[There is no Legal, Regulatory, or Market Definition of or Standardized Criteria for What Constitutes a “Green,” “Sustainable,” or other Equivalently Labeled Investment or Use of Proceeds, and Any Such Designations Made by Third Parties with Respect to the Notes May Not Be Suitable for The Investment Criteria of an Investor.]	50
Climate Change Could Have an Adverse Effect on World Omni’s Business and May, Directly or Indirectly, Cause Losses on Your Notes.	51
[Insert for transactions structured to comply with material net economic interest retention: Requirements for Certain European and United Kingdom Regulated Investors.	51
[Insert for transactions not structured to comply with any aspect of EU or UK Credit Risk Retention: The Notes May Not Be a Suitable Investment for Investors Subject to the EU Securitisation Regulation or the UK Securitisation Framework.	61
Existing Legislation and Future Regulatory Reforms Could Have An Adverse Effect On World Omni’s Business and Operating Results.	61
Federal Financial Regulatory Legislation Could Have an Adverse Effect on World Omni, the Titling Trust, the Initial Beneficiary, the Depositor and the Issuing Entity, Which Could Result in Losses or Delays in Payments on Your Notes.	62
The Return On Your Notes Could Be Reduced By Shortfalls Due To Military Action.	66
Leases That Fail To Comply With Consumer Protection Laws May Be Unenforceable, Which May Result In Losses On Your Investment	68

Interests of Other Persons in the Exchange Note, the Leases or the Leased Vehicles Could Reduce Funds Available to Pay Your Notes.	68
You May Suffer Losses On Your Investment Because the Indenture Trustee Lacks Direct Ownership Interests or Perfected Security Interests In the Leased Vehicles and Interests of Other Persons In the Leases and the Leased Vehicles Could Be Superior To the Closed-End Collateral Agent’s Interest.	70
If the Servicer Does Not Maintain Control of the Leases Evidenced By Electronic Contracts, the Titling Trust May Not Have A Perfected Security Interest In Those Leases.	70
If ERISA Liens Are Placed On the Titling Trust Assets, You Could Suffer a Loss.	72
Vicarious Tort Liability May Result In a Loss.	72
The [Offered] Notes Are Not Suitable Investments for All Investors.	74
Withdrawal or Downgrade of the Initial Ratings of the Notes Will, and the Issuance of Unsolicited Ratings on Your Notes or any Adverse Changes to a Hired Rating Agency, May Affect the Prices for the [Offered] Notes Upon Resale.	74
Because the [Offered] Notes Are In Book-Entry Form, Your Rights Can Only Be Exercised Indirectly.	75
You May Suffer Delays in Payments as a Result of the Manner in Which Principal of and Interest On the [Offered] Notes is Paid.	75
Risk of Non-U.S. Noteholders’ Investment in Notes Treated as Being Engaged in a U.S. Trade or Business on Account of Their Own Activities.	75
There is a Risk of a Taxable Deemed Exchange of Notes if the Transaction Documents are Amended.	76
THE SERVICER, SPONSOR AND ADMINISTRATOR	77
General	77
Corporate Responsibility	78
Securitization Experience	78
Repurchases of Leases in Prior Securitized Lease Pools	78
Origination, Underwriting and Purchasing	79
Underwriting Standards	80
Servicing	82
Like Kind Exchange Program	85
THE TITLING TRUST	87
Formation of the Titling Trust	87
Titling Trustee, Delaware Trustee and Titling Trustee Agent	88
Titling of Leased Vehicles	88
Servicing of Leases and Leased Vehicles	88
Limited Powers of Titling Trust	89
Allocation of Liabilities of the Titling Trust	89
THE INITIAL BENEFICIARY	91

TRANSACTION STRUCTURE AND PARTIES[(1)]

The following chart summarizes the structure and parties to the transaction and provides only a simplified overview of their relationships. Please refer to this prospectus for a further description.

[(1) [The Class [●] Notes are not being offered under this prospectus and will initially be retained by the Depositor or one or more affiliates thereof.][All or a portion of one or more classes of Notes may initially be retained by the Depositor or one or more affiliates thereof on the [Initial] Closing Date.] [The Depositor will retain [[●]% of each class of Notes [a single vertical security] and the Certificates of the Issuing Entity].]

x

SUMMARY OF MONTHLY DISTRIBUTIONS OF AVAILABLE FUNDS RECEIVED ON THE EXCHANGE NOTE*[†]

Available Funds
1st
To the Administrator, the Administration Fee
2nd
[Pro rata] [To the Swap Counterparty, the Monthly Swap Payment Amount] [and Asset Representations Reviewer amounts, which are limited to $[_] per calendar year prior to acceleration following Event of Default]
3rd
[Pro rata] Interest on the Class A Notes [and Senior Swap Termination Payment Amounts]
4th
[Noteholders' First Priority Principal Distributable Amount]
5th
[Interest on the Class B Notes]
6th
Noteholders' Second Priority Principal Distributable Amount
7th
[Interest on the Class C Notes]
8th
[Noteholders' Third Priority Principal Distributable Amount]
9th
[Interest on the Class D Notes]
10th
[Noteholders' Fourth Priority Principal Distributable Amount]
11th
[Interest on the Class E Notes]
12th
[Noteholders' Fifth Priority Principal Distributable Amount]
13th
[Interest on the Class F Notes]
14th
[Noteholders' Sixth Priority Principal Distributable Amount]
15th
Reserve Account
16th
Noteholders' Regular Principal Distributable Amount
17th
[To the Swap Counterparty, any Subordinate Swap Termination Payment Amounts]
18th
[Asset Representations Reviewer amount, exceeding cap above]
19th
To the Certificate Holders any remaining amounts
A-[F] Note principal sequentially until paid in full
[to the extent not distributed in the Noteholders' First Priority Principal Distributable Amount, A-[F] Note principal sequentially until paid in full]
[to the extent not distributed in the Noteholders First Priority Principal Distributable Amount and the Noteholders' Second Priority Principal Distributable Amount, A-[F] Note principal sequentially until paid in full]
[to the extent not distributed in the Noteholders First Priority Principal Distributable Amount, the Noteholders' Second Priority Principal Distributable Amount and the Noteholders' Third Priority Principal Distributable Amount, A-[F] Note principal sequentially until paid in full]
[to the extent not distributed in the Noteholders First Priority Principal Distributable Amount, the Noteholders' Second Priority Principal Distributable Amount, the Noteholders' Third Priority Principal Distributable Amount and the Noteholders' Fourth Priority Principal Distributable Amount, A-[F] Note principal sequentially until paid in full]
[to the extent not distributed in the Noteholders First Priority Principal Distributable Amount, the Noteholders' Second Priority Principal Distributable Amount, the Noteholders' Third Priority Principal Distributable Amount, the Noteholders' Fourth Priority Principal Distributable Amount and the Noteholders' Fifth Priority Principal Distributable Amount, A-[F] Note principal sequentially until paid in full]
to the extent not distributed in the Noteholders First Priority Principal Distributable Amount[,] [the Noteholders' Second Priority Principal Distributable Amount][,] [the Noteholders' Third Priority Principal Distributable Amount][,] [the Noteholders' Fourth Priority Principal Distributable Amount][,] [the Noteholders' Fifth Priority Principal Distributable Amount] [and the Noteholders' Sixth Priority Principal Distributable Amount] A-[F] Note principal sequentially until paid in full

* This chart provides only a simplified overview of the priority of monthly distributions. The order in which funds will flow each month as indicated above is applicable for so long as no Event of Default has occurred. For more detailed information or information regarding the flow of funds upon the occurrence of an Event of Default, please refer to “Description of the Transaction Documents—Distributions on the Securities—Allocations and Distributions on the Securities” in this prospectus.

[† If any of the Class A-1 Notes remain outstanding after the [●] Payment Date, an amount equal to the outstanding principal amount of and accrued and unpaid interest on the Class A-1 Notes will be paid on [●].]

xi

SUMMARY OF TERMS

The following summary is a concise description of the main terms of the Notes. For this reason, the summary does not contain all the information that may be important to you. You will find a detailed description of the terms of the Notes following this summary.

Parties and Dates

Issuing Entity

The Issuing Entity of the Notes is World Omni Automobile Lease Securitization Trust 20[●]-[●], also referred to herein as the “Issuing Entity.”

Depositor

The Depositor is World Omni Auto Leasing LLC, a Delaware limited liability company and wholly-owned, special-purpose subsidiary of Auto Lease Finance LLC, a wholly-owned, special-purpose subsidiary of World Omni Financial Corp., a Florida corporation (“World Omni”).

The address and telephone number of the Depositor is:

250 Jim Moran Blvd.
Deerfield Beach, Florida 33442
(954) 429-2200

Initial Beneficiary

The Initial Beneficiary is Auto Lease Finance LLC, a Delaware limited liability company and wholly-owned, special-purpose subsidiary of World Omni.

Servicer, Sponsor and Administrator

The Servicer, Sponsor and Administrator is World Omni, which is an indirect wholly-owned subsidiary of JM Family Enterprises, Inc. World Omni was established in 1981 and provides financial services to Toyota dealers in Alabama, Florida, Georgia, North Carolina and South Carolina, referred to herein as the “Five-State Area,” and has operated under the “Southeast Toyota Finance” name since 1996.

Through its subsidiaries, JM Family Enterprises, Inc. provides a full range of automotive-related distribution and financial services to Toyota dealerships in the Five-State Area and provides financial services to other dealerships throughout the United States. Southeast Toyota Distributors, LLC, an indirect wholly-owned subsidiary of JM Family Enterprises, Inc., is the exclusive distributor of

Toyota cars and light-duty trucks, parts and accessories in the Five-State Area and distributes Toyota vehicles pursuant to a distributor agreement with Toyota Motor Sales, U.S.A., Inc., a California corporation, that commenced in 1968 and has been subsequently renewed through [●], 20[●].

Indenture Trustee, Note Registrar and Paying Agent

The Indenture Trustee, note registrar and paying agent is [●].

Account Bank

The Account Bank is [●].

Owner Trustee

The Owner Trustee is [●].

Asset Representations Reviewer

The Asset Representations Reviewer is [●].

[[Swap][Cap] Counterparty]

[The [swap][cap] counterparty is [●].]

Titling Trust and Issuer of the Exchange Note

The Titling Trust and issuer of the Exchange Note is World Omni LT, a Delaware statutory trust. Toyota dealerships within the Five-State Area have assigned and will assign closed-end lease contracts and the related leased vehicles to the Titling Trust. Some of the leases and related leased vehicles assigned to the Titling Trust have been allocated to a separate pool of assets of the closed-end collateral specified interest in the Titling Trust, which we call the “Reference Pool”, cash flow from which is directed to make payments on a note called the “Exchange Note.” The Issuing Entity will hold the Exchange Note.

Titling Trustee

The Titling Trustee is VT Inc., an Alabama corporation and a wholly-owned, special-purpose subsidiary of U.S. Bank National Association.

Titling Trustee Agent and Administrative Agent

The Titling Trustee Agent of the Titling Trust is U.S. Bank National Association, a national banking association. The administrative agent of the Titling Trust is U.S. Bank Trust Company, National Association, a national banking association (as successor in interest to U.S. Bank National Association) (the “Administrative Agent”).

Delaware Trustee

The Delaware Trustee is U.S. Bank Trust National Association, a national banking association.

Closed-End Collateral Agent

The Closed-End Collateral Agent is AL Holding Corp., a Delaware corporation.

[Initial][Actual] Cutoff Date

[●].

[Initial] Closing Date

On or about [●].

The lease information in this prospectus is based on the Units related to the Reference Pool as of the [Initial][Actual] Cutoff Date. See “—Lease Information” below.

The Notes

The Issuing Entity will issue the following Notes:

Class A-1 [[●]%/Fixed Rate][Floating Rate] Asset-Backed Notes [if the aggregate initial principal amount of the Notes is $[●],] in the aggregate initial principal amount of $[●] [, which may be comprised of $[●] Class A-1a [●]% Fixed Rate Asset-Backed Notes and $[●] Class A-1b [the applicable Benchmark] plus [●]% Floating Rate Asset-Backed Notes] [and, if the aggregate initial principal amount of the Notes is $[●], in the aggregate initial principal amount of $[●]] [, which may be comprised of $[●] Class A-1a [●]% Fixed Rate Asset-Backed Notes and $[●] Class A-1b [the applicable Benchmark] plus [●]% Floating Rate Asset-Backed Notes];

Class A-2[[●]%/Fixed Rate][Floating Rate] Asset-Backed Notes [if the aggregate initial principal amount of the Notes is $[●],] in the aggregate initial principal amount of $[●] [, which may be comprised of $[●] Class A-2a [●]% Fixed Rate Asset-Backed

Notes and $[●] Class A-2b [the applicable Benchmark] plus [●]% Floating Rate Asset-Backed Notes] [and, if the aggregate initial principal amount of the Notes is $[●], in the aggregate initial principal amount of $[●]] [, which may be comprised of $[●] Class A-2a [●]% Fixed Rate Asset-Backed Notes and $[●] Class A-2b [the applicable Benchmark] plus [●]% Floating Rate Asset-Backed Notes];

Class A-3[[●]%/Fixed Rate][Floating Rate] Asset-Backed Notes [if the aggregate initial principal amount of the Notes is $[●],] in the aggregate initial principal amount of $[●] [, which may be comprised of $[●] Class A-3a [●]% Fixed Rate Asset-Backed Notes and $[●] Class A-3b [the applicable Benchmark] plus [●]% Floating Rate Asset-Backed Notes] [and, if the aggregate initial principal amount of the Notes is $[●], in the aggregate initial principal amount of $[●]] [, which may be comprised of $[●] Class A-3a [●]% Fixed Rate Asset-Backed Notes and $[●] Class A-3b [the applicable Benchmark] plus [●]% Floating Rate Asset-Backed Notes]; [and]

Class A-4 [[●]%/Fixed Rate][Floating Rate] Asset-Backed Notes [if the aggregate initial principal amount of the Notes is $[●],] in the aggregate initial principal amount of $[●] [, which may be comprised of $[●] Class A-4a [●]% Fixed Rate Asset-Backed Notes and $[●] Class A-4b [the applicable Benchmark] plus [●]% Floating Rate Asset-Backed Notes] [and, if the aggregate initial principal amount of the Notes is $[●], in the aggregate initial principal amount of $[●]] [, which may be comprised of $[●] Class A-4a [●]% Fixed Rate Asset-Backed Notes and $[●] Class A-4b [the applicable Benchmark] plus [●]% Floating Rate Asset-Backed Notes]; [and]

Class B [[●]%/Fixed Rate][Floating Rate] Asset-Backed Notes [if the aggregate initial principal amount of the Notes is $[●],] in the aggregate initial principal amount of $[●] [, which may be comprised of $[●] Class B-a [●]% Fixed Rate Asset-Backed Notes and $[●] Class B-b [the applicable Benchmark] plus [●]% Floating Rate Asset-Backed Notes] [and, if the aggregate initial principal amount of the Notes is $[●], in the aggregate initial principal amount of $[●]] [, which may be comprised of $[●] Class B-a [●]% Fixed Rate Asset-Backed Notes and $[●] Class B-b [the applicable Benchmark] plus [●]% Floating Rate Asset-Backed Notes] [.][; and]

Class C [[●]%/Fixed Rate][Floating Rate] Asset-Backed Notes [if the aggregate initial principal amount of the Notes is $[●],] in the aggregate initial principal amount of $[●] [, which may be comprised of $[●] Class C-a [●]% Fixed Rate Asset-Backed Notes and $[●] Class C-b [the applicable Benchmark] plus [●]% Floating Rate Asset-Backed Notes] [and, if the aggregate initial principal amount of the Notes is $[●], in the aggregate initial principal amount of $[●]] [, which may be comprised of $[●] Class C-a [●]% Fixed Rate Asset-Backed Notes and $[●] Class C-b [the applicable Benchmark] plus [●]% Floating Rate Asset-Backed Notes].]

Class D [[●]%/Fixed Rate][Floating Rate] Asset-Backed Notes [if the aggregate initial principal amount of the Notes is $[●],] in the aggregate initial principal amount of $[●] [, which may be comprised of $[●] Class D-a [●]% Fixed Rate Asset-Backed Notes and $[●] Class D-b [the applicable Benchmark] plus [●]% Floating Rate Asset-Backed Notes] [and, if the aggregate initial principal amount of the Notes is $[●], in the aggregate initial principal amount of $[●]] [, which may be comprised of $[●] Class D-a [●]% Fixed Rate Asset-Backed Notes and $[●] Class D-b [the applicable Benchmark] plus [●]% Floating Rate Asset-Backed Notes].]

Class E [[●]%/Fixed Rate][Floating Rate] Asset-Backed Notes [if the aggregate initial principal amount of the Notes is $[●],] in the aggregate initial principal amount of $[●] [, which may be comprised of $[●] Class E-a [●]% Fixed Rate Asset-Backed Notes and $[●] Class E-b [the applicable Benchmark] plus [●]% Floating Rate Asset-Backed Notes] [and, if the aggregate initial principal amount of the Notes is $[●], in the aggregate initial principal amount of $[●]] [, which may be comprised of $[●] Class E-a [●]% Fixed Rate Asset-Backed Notes and $[●] Class E-b [the applicable Benchmark] plus [●]% Floating Rate Asset-Backed Notes].]

Class F [[●]%/Fixed Rate][Floating Rate] Asset-Backed Notes [if the aggregate initial principal amount of the Notes is $[●],] in the aggregate initial principal amount of $[●] [, which may be comprised of $[●] Class F-a [●]% Fixed Rate Asset-Backed Notes and $[●] Class F-b [the applicable Benchmark] plus [●]% Floating Rate Asset-Backed Notes] [and, if the aggregate initial principal amount of the Notes is $[●], in the aggregate initial principal amount of $[●]] [, which may be comprised of $[●] Class F-a [●]% Fixed Rate Asset-Backed Notes and $[●] Class F-b [the applicable Benchmark] plus [●]% Floating Rate Asset-Backed Notes].]

[We refer to the Class [●][-[●]]a Notes and the Class [●][-[●]]b Notes collectively in this prospectus as the “Class [●][-[●]] Notes.” The allocation of the principal amount between any Class [●][-[●]]a Notes and any Class [●][-[●]]b Notes will be determined on the day of pricing of the Notes offered hereunder. The Depositor expects that the principal amount of the Class [●][-[●]]b Notes will not exceed $[●] [if the aggregate initial principal amount of the Notes is $[●], and will not exceed $[●], if the aggregate initial principal amount of the Notes is $[●]]. See “Risk Factors—Risks Relating to the Notes and Structure of the Transaction—Risks Associated With Unknown Allocation Between Class [●]-[●] Notes and Class [●]-[●] Notes Prior to Pricing.”]

[The Depositor will make the determinations regarding the aggregate initial principal amount of the Notes [(including with regard to the Class [●][-[●]]a Notes and the Class [●][-[●]]b Notes)] [and the allocation of the principal balance between the Class A-2 Notes and the Class A-3 Notes] based on, among other considerations, market conditions at the time of pricing. See “Risk Factors—Risks Relating to the Notes and Structure of the Transaction—Risks Associated With Unknown Aggregate Initial Principal Amount of the Notes Prior to Pricing.”]

The Class A-1, Class A-2, Class A-3, and Class A-4 Notes are collectively referred to in this prospectus as the “Class A Notes.” [The Class [●] Notes are collectively referred to as the “Floating Rate Notes.”] The Class A Notes [[and] [, the Class B Notes,] [[and] the Class C Notes,] [[and] the Class D Notes,] [[and] the Class E Notes] [and the Class F Notes] are collectively referred to in this prospectus as the “Notes.”

[The Class [●] Notes are not being offered under this prospectus and will initially be retained by the Depositor or one or more affiliates thereof.][All or a portion of one or more classes of Notes may initially be retained by the Depositor or one or more affiliates thereof on the [Initial] Closing Date (“Retained Notes”).][The Depositor will retain [[●]% of each class of Notes] [a single vertical security] and the Certificates of the Issuing Entity].] [On or after the [Initial] Closing Date, the Depositor or any such affiliate may sell any such Retained Notes or Certificates [subject to certain limitations as described in “Credit Risk Retention”]. The Notes other than the Retained Notes are referred to as the “Offered Notes.” in this prospectus.]

[The interest rate for each class of Notes will be a fixed rate, a floating rate or a combination of a fixed rate and floating rate if that class has both a fixed rate tranche and a floating rate tranche. If the interest rate is a floating rate, the rate will be based on [the applicable Benchmark] plus the applicable spread described on the cover page of this prospectus. However, the Benchmark and the applicable spread may change under certain circumstances. For more information about how the interest rate based on [the applicable Benchmark] is determined and the circumstances under which the Benchmark and the applicable spread may change, see “Description of the Notes—Payments of Interest” in this prospectus.] [If the Issuing Entity issues any Floating Rate Notes, it [may] enter into a corresponding interest rate [swap][cap] with respect to each class or tranche of Floating Rate Notes.]

[If the aggregate initial principal amount of the Notes is $[●], the aggregate initial principal amount of the Class A Notes will be $[ ] and the aggregate initial principal amount of the Class B Notes will be $[●] [[,][and] the aggregate initial principal amount of the Class C Notes will be $[●]] [[,][and] the aggregate initial principal amount of the Class D Notes will be $[●]] [[,][and] the aggregate initial principal amount of the Class E Notes will be $[●]] [and the aggregate initial principal amount of the Class F Notes will be $[●]] [and, if the aggregate initial principal amount of the Notes is $[●], the aggregate initial principal amount of the Class A Notes will be $[●] and the aggregate initial principal amount of the Class B Notes will be $[●] [[,][and] the aggregate initial principal amount of the Class C Notes will be $[●]] [[,][and] the aggregate initial principal amount of the Class D Notes will be $[●]] [[,] [and] the aggregate initial principal amount of the Class E Notes will be $[●]] [and the aggregate initial principal amount of the Class F Notes will be $[●]]. The [Offered] Notes will be issued in minimum denominations of $[1,000] and integral multiples of $[1,000] in excess thereof, in book-entry form only, through The Depository Trust Company (“DTC”) in the United States, or Clearstream Banking, société anonyme (“Clearstream”), or Euroclear Bank S.A./N.V. (“Euroclear”) in Europe. Any Retained Notes will be issued in minimum denominations of $[2,000,000] and integral multiples of $[1,000] in excess thereof, initially in physical form only. For more information, read “Registration of the Notes—Book-Entry Registration” in this prospectus. We expect that delivery of the [Offered] Notes will be made on the [Initial] Closing Date.

Payment Dates

The Issuing Entity will make payments on the Notes on the [15th] day of each month, except that when the [15th] day is not a business day, the Issuing Entity will make payments on the Notes on the next business day. We refer to each such date as a “Payment Date.” The initial Payment Date will be [●]. [If any of the Class A-1 Notes remain outstanding after the [●] Payment Date, an amount equal to the outstanding principal amount of and any accrued and unpaid interest on the Class A-1 Notes will be paid on [●] (the “Additional Class A-1 Payment Date”).]

The Final Scheduled Payment Date for each class of Notes is listed below. The Depositor expects that each class of Notes will be paid in full prior to its Final Scheduled Payment Date.

Class A-1 Notes	[●]
Class A-2 Notes	[●]
Class A-3 Notes	[●]
Class A-4 Notes	[●]
[Class B Notes	[●]]
[Class C Notes	[●]]
[Class D Notes	[●]]
[Class E Notes	[●]]
[Class F Notes	[●]]

Record Dates

So long as the Notes are in book-entry form, the Issuing Entity will make payments on the Notes to the related holders of record on the business day immediately preceding the related Payment Date. If the Notes are issued in definitive form, the record date will be the Payment Date in the preceding month.

Interest

On each Payment Date, the Indenture Trustee will remit to the holders of record of each class of Notes as of the close of business on the related record date, interest at the respective per annum interest rate applicable to that class of Notes on the outstanding principal amount of that class of Notes as of the close of business on the preceding Payment Date. For Notes issued in book-entry form, the record date for a particular Payment Date will be the business day immediately preceding that Payment Date. [On the Additional Class A-1 Payment Date, if any of the Class A-1 Notes remain outstanding, the Indenture Trustee will remit to the holders of record of the Class A-1 Notes as of the related record date, an amount equal to any accrued and unpaid interest on the Class A-1 Notes.]

[Interest due on the Class A-1 Notes [and the Floating Rate Notes] will be calculated on the basis of the actual number of days in the related interest accrual period (which period will be from and including the previous Payment Date to but excluding the related Payment Date, except for the initial interest accrual period, which period will be from and including the [Initial] Closing Date to but excluding the initial Payment Date) and a 360-day year.

This means that the interest due on the Class A-1 Notes [and the Floating Rate Notes, as applicable] on each Payment Date will be the product of:

•	the aggregate outstanding principal amount of the Class A-1 Notes [or the Floating Rate Notes, as applicable];

•	the related interest rate; and

•	the actual number of days from and including the previous Payment Date (or, in the case of the initial Payment Date, [●], assuming a[n] [Initial] Closing Date of [●]) to but excluding the current Payment Date, divided by 360.]

[If the sum of [the applicable Benchmark] plus the applicable spread for the Class [●]-[●]b Notes set forth on the cover page of this prospectus is less than 0.00% for any interest accrual period, then the interest rate for the Class [●]-[●]b Notes for such interest accrual period will be deemed to be 0.00%.]

[The Class [●] Notes will not bear an interest rate, and therefore interest will not accrue or be paid with respect to the Class [●] Notes.] [Interest for a related period on each other class of the Notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months, which period will be from and including the [15th] day of the previous calendar month (or, for the initial interest accrual period, from and including the [Initial] Closing Date) to but excluding the [15th] day of the current calendar month. This means that the interest due on these classes of Notes on each Payment Date will be the product of:

•	the aggregate outstanding principal amount of the related class of Notes;

•	the related interest rate; and

•	30 (or, in the case of the initial Payment Date, [●], assuming a[n] [Initial] Closing Date of [●]) divided by 360.]

[Payments of interest on the Notes generally will be subordinate to net payments by the Issuing Entity to the swap counterparty under the interest rate protection agreement. We refer you to “Description of the Transaction Documents—Interest Rate Protection Agreement” in this prospectus.] Interest payments on all classes of the Class A Notes will have the same priority. Interest payments on the Class B Notes will be subordinated to the payment of interest on the Class A Notes. [Interest payments on the Class C Notes will be subordinated to the payment of interest on the Class A Notes and the Class B Notes.] [Interest payments on the Class D Notes will be subordinated to the payment of interest on the Class A Notes, the Class B Notes and the Class C Notes.] [Interest payments on the Class E Notes will be subordinated to the payment of interest on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes.] [Interest payments on the Class F Notes will be subordinated to the payment of interest on the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes.] [As described under “Description of the Transaction Documents—Distributions on the Securities—Allocations and Distributions on the Securities” in this prospectus, the Class A Notes will be entitled to receive specified payments of principal before payments of interest are made on the Class B Notes[[,] [and] the Class C Notes[,]] [[and] the Class D Notes [,]] [[and] the Class E Notes[,]] [[and] the Class F Notes][,]] [[and] the Class A Notes and the Class B Notes will be entitled to receive specified payments of principal before payments of interest are made on the Class C Notes]] [[,][and] the Class A Notes, the Class B Notes and the Class C Notes will be entitled to receive specified payments of principal before payments of interest are made on the Class D Notes][,]] [[and] the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes will be entitled to receive specified payments of principal before payments of interest are made on the Class E Notes]] [and the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes will be entitled to receive specified payments of principal before payments of interest are made on the Class F Notes]. [In addition, in the event that the Notes are declared to be due and payable after the occurrence of an Event of Default [resulting from the failure to make a payment on the Notes], unless such Event of Default has been waived or rescinded, no interest will be payable on the Class B Notes until all principal of and interest on the Class A Notes have been paid in full [[,][and] no interest will be payable on the Class C Notes until all principal of and interest on the Class A Notes and the Class B Notes have been paid in full] [[,][and] no interest will be payable on the Class D Notes until all principal of and interest on the Class A Notes, the Class B Notes and the Class C Notes have been paid in full] [[,][and] no interest will be payable on the Class E Notes until all principal of and interest on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have been paid in full] [and no interest will be payable on the Class F Notes until all principal of and interest on the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes have been paid in full.]

We refer you to “Description of the Notes—Payments of Interest” in this prospectus.

Principal

[The aggregate amount of principal payable on the Notes on each Payment Date will generally be equal to the reduction in the note value of the Units during a Collection Period. The note value of the Units on any Payment Date is the present value of the unpaid scheduled payments on the leases, discounted at [●]%. The actual discount rate (the “Specified Discount Rate”) used to calculate initial aggregate principal amount of the Notes will be established based on, among other things, market interest rates at the time the interest rates on the Notes are determined. As of the [Initial][Actual] Cutoff Date, the initial note value is $[●] (the “Initial Note Value”). For purposes of calculating the initial aggregate principal amount of the Notes disclosed in this prospectus, the assumed Initial Note Value is approximately $[●] based on an assumed discount rate of [ ]% (the “Statistical Discount Rate”).] [During the Amortization Period,] On each Payment Date, from the amounts allocated to the holders of the Notes to pay principal described in clauses [(4)], [(6)] and [(8)] and [(10)] and [(12)] and [(14)] under “—Priority of Payments” below, the Issuing Entity will pay principal of the Notes in the following order of priority:

[(1)] [to the Class A Notes, pro rata, based upon the respective unpaid principal amount of each such class of Notes until they are paid in full][to the Class A-1 Notes[, pro rata among any Class A-1a Notes and any Class A-1b Notes, as applicable,] until they are paid in full][to the holders of each class of the Notes, pro rata, based on the outstanding principal amount of each such class, until they are paid in full][; then][.]

[(2) [to the holders of the other Class A Notes[, pro rata among any fixed rate tranche and any floating rate tranche of each such Class of Notes, as applicable], pro rata based upon their respective unpaid principal amounts, until they are paid in full][to the holders of the other Class A Notes[, pro rata among any fixed rate tranche and any floating rate tranche of each such Class of Notes, as applicable], sequentially until they are paid in full][; and then][.]]

[(2) to the Class A-2 Notes[, pro rata among any Class A-2a Notes and any Class A-2b Notes, as applicable,] until they are paid in full[; and then][.]]

[(3) to the Class A-3 Notes[, pro rata among any Class A-3a Notes and any Class A-3b Notes, as applicable,] until they are paid in full[; and then][.]]

[(4) to the Class A-4 Notes[, pro rata among any Class A-4a Notes and any Class A-4b Notes, as applicable,] until they are paid in full][; and then][.]]

[(5) to the Class B Notes[, pro rata among any Class Ba Notes and any Class Bb Notes, as applicable,] until they are paid in full][; and then][.]]

[(6) to the Class C Notes[, pro rata among any Class Ca Notes and any Class Cb Notes, as applicable,] until they are paid in full][; and then][.]]

[(7) to the Class D Notes[, pro rata among any Class Da Notes and any Class Db Notes, as applicable,] until they are paid in full][; and then][.]]

[(8) to the Class E Notes[, pro rata among any Class Ea Notes and any Class Eb Notes, as applicable,] until they are paid in full][; and then][.]]

[(9) to the Class F Notes[, pro rata among any Class Fa Notes and any Class Fb Notes, as applicable,] until they are paid in full.]

If the Notes are declared to be due and payable following the occurrence of an Event of Default, unless such Event of Default has been waived or rescinded, the Issuing Entity will pay principal of the Notes from funds allocated to the holders of the Notes in the following order of priority:

[(1)] [[to the holders of the Class A Notes, pro rata, based upon the respective unpaid principal amount of each such class of Notes until they are paid in full;][to the holders of the Class A-1 Notes[, pro rata among any Class A-1a Notes and any Class A-1b Notes, as applicable,] until they are paid in full][to the holders of each class of the Notes, pro rata, based on the outstanding principal amount of each such class, until they are paid in full][; then][.]

[(2) [to the holders of the other Class A Notes[, pro rata among any fixed rate tranche and any floating rate tranche of each such Class of Notes, as applicable], pro rata based upon their respective unpaid principal amounts, until they are paid in full][to the holders of the other Class A Notes[, pro rata among any fixed rate tranche and any floating rate tranche of each such Class of Notes, as applicable], sequentially until they are paid in full][; and then][.]]

[(2) to the holders of the Class B Notes[, pro rata among any Class Ba Notes and any Class Bb Notes, as applicable,] until they are paid in full[; and then][.]]

[(3) to the holders of the Class C Notes[, pro rata among any Class Ca Notes and any Class Cb Notes, as applicable,] until they are paid in full][; and then][.]

[(4) to the holders of the Class D Notes[, pro rata among any Class Da Notes and any Class Db Notes, as applicable,] until they are paid in full][; and then][.]

[(5) to the holders of the Class E Notes[, pro rata among any Class Ea Notes and any Class Eb Notes, as applicable,] until they are paid in full][; and then][.]

[(6) to the holders of the Class F Notes[, pro rata among any Class Fa Notes and any Class Fb Notes, as applicable,] until they are paid in full.]

[On the Additional Class A-1 Payment Date, if any of the Class A-1 Notes remain outstanding, an amount equal to the outstanding principal amount of the Class A-1 Notes will be paid to the holders of the Class A-1 Notes.] All outstanding principal and interest with respect to a class of Notes will be payable in full on its Final Scheduled Payment Date. We refer you to “Description of the Transaction Documents—Distributions on the Securities—Payments to Noteholders” in this prospectus and “Fees and Expenses” in this prospectus for a description of fees and expenses payable on each Payment Date out of Available Funds.

Redemption Upon Optional Purchase

The Servicer will have the right at its option to exercise a “Clean-Up Call” and to purchase the Exchange Note from the Issuing Entity on any Payment Date following the last day of any Collection Period on which the aggregate outstanding principal amount of the Notes is less than or equal to [5]% of the initial aggregate outstanding principal amount of the Notes on the [Initial] Closing Date. If the Servicer exercises this option to purchase the Exchange Note, any Notes that are outstanding at that time will be prepaid in whole at a redemption price equal to their unpaid principal amount plus accrued and unpaid interest thereon to but excluding the date of redemption, and the purchase price for the Exchange Note shall not be less than [the sum of] the redemption price [and all amounts owing to the swap counterparty under the interest rate protection agreement].

[Mandatory Prepayment]

[[If there is a Pre-Funding Period, the Notes will be prepaid in whole or in part on the Payment Date immediately following the Collection Period in which the last day of the Pre-Funding Period occurs if and to the extent any amounts remain on deposit in the Pre-Funding Account on that Payment Date after giving effect to the allocation of all subsequent Units.] [At the end of a Revolving Period, all or a portion of the Notes will be prepaid if there are amounts on deposit in the Accumulation Account following the end of the Revolving Period, after giving effect to the allocation of all subsequent Units.] This mandatory prepayment will be applied to each class of Notes in accordance with the priorities with respect to distributions of principal described under the first paragraph under “The Notes—Principal” above.]

Priority of Payments

On each Payment Date, prior to the occurrence of any Event of Default which has resulted in the acceleration of the Notes, any funds available for distribution from the Exchange Note[, the net amount, if any, of funds received by the Issuing Entity under the interest rate protection agreement], funds on deposit in the Trust Collection Account and other specified amounts constituting Available Funds, after the deduction of servicing fees and unpaid servicing fees, paid to or retained by the Servicer, if any, in each case, with respect to that Payment Date, will be distributed in the following amounts and order of priority:

(1) to the Administrator, the administration fee;

(2) [pro rata (a) to the Swap Counterparty, the Monthly Swap Payment Amount and (b)] to the Asset Representations Reviewer, all fees, expenses and indemnities due to the Asset Representations Reviewer not previously paid by the Servicer, up to a maximum amount of $[●] per calendar year;

(3) [pro rata (a)] interest on the Class A Notes [and (b) any Senior Swap Termination Payment amounts owed by the Issuing Entity];

(4) [during the Revolving Period, reinvestments in additional Units and deposits into the Accumulation Account, as applicable, in the amount of the Parity Reinvestment Amount][during the Amortization Period,] principal of the Notes in an amount equal to the amount by which (a) the aggregate outstanding principal amount of the Class A Notes as of the day immediately preceding such Payment Date exceeds (b) the aggregate Securitization Value as of the last day of the related Collection Period[, plus amounts, if any, on deposit in the Pre-Funding Account as of the last day of the prior Collection Period], such amount being the “Noteholders’ First Priority Principal Distributable Amount” [[during the

Amortization Period] to the holders of each class of the Notes, pro rata, based on the outstanding principal amount of each such class, until they are paid in full] [For the Payment Dates during the Revolving Period, the Noteholders’ First Priority Principal Distributable Amount is zero.];

[(5) interest on the Class B Notes;]

[(6)] [during the Revolving Period, reinvestments in additional Units and deposits into the Accumulation Account, as applicable, in the amount of the Parity Reinvestment Amount][during the Amortization Period,] principal of the Notes in an amount equal to the amount by which (a) the aggregate outstanding principal amount of the Class A Notes and the Class B Notes as of the day immediately preceding such Payment Date exceeds (b) the aggregate Securitization Value as of the last day of the related Collection Period[, plus amounts, if any, on deposit in the Pre-Funding Account as of the last day of the prior Collection Period] less (c) any amounts allocated to pay principal of the Notes under clause [(4)] above, such amount being the “Noteholders’ Second Priority Principal Distributable Amount” [For the Payment Dates during the Revolving Period, the Noteholders’ Second Priority Principal Distributable Amount is zero.];

[(7)] [interest on the Class C Notes;]

[(8)] [during the Revolving Period, reinvestments in additional Units and deposits into the Accumulation Account, as applicable, in the amount of the Parity Reinvestment Amount][during the Amortization Period,] [principal of the Notes in an amount equal to the amount by which (a) the aggregate outstanding principal amount of the Class A Notes, Class B Notes and the Class C Notes as of the day immediately preceding such Payment Date exceeds (b) the aggregate Securitization Value as of the last day of the related Collection Period[, plus amounts, if any, on deposit in the Pre-Funding Account as of the last day of the prior Collection Period] less (c) any amounts allocated to pay principal of the Notes under clauses [(4)] and [(6)] above, such amount being the “Noteholders’ Third Priority Principal Distributable Amount”;[For the Payment Dates during the Revolving Period, the Noteholders’ Third Priority Principal Distributable Amount is zero.]]

[(9)] [interest on the Class D Notes;]

[(10)] [during the Revolving Period, reinvestments in additional Units and deposits into the Accumulation Account, as applicable, in the amount of the Parity Reinvestment Amount][during the Amortization Period,] [principal of the Notes in an amount equal to the amount by which (a) the aggregate outstanding principal amount of the Class A Notes, Class B Notes, the Class C Notes and the Class D Notes as of the last day immediately preceding such Payment Date exceeds (b) the aggregate Securitization Value as of the last day of the related Collection Period[, plus amounts, if any, on deposit in the Pre-Funding Account as of the last day of the prior Collection Period] less (c) any amounts allocated to pay principal of the Notes under clauses [(4)], [(6)] and [(8)] above, such amount being the Noteholders’ Fourth Priority Principal Distributable Amount”; [For the Payment Dates during the Revolving Period, the Noteholders’ Fourth Priority Principal Distributable Amount is zero.]]

[(11)] [interest on the Class E Notes;]

[(12)] [during the Revolving Period, reinvestments in additional Units and deposits into the Accumulation Account, as applicable, in the amount of the Parity Reinvestment Amount][during the Amortization Period,] [principal of the Notes in an amount equal to the amount by which (a) the aggregate outstanding principal amount of the Class A Notes, Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes as of the last day immediately preceding such Payment Date exceeds (b) the aggregate Securitization Value as of the last day of the related Collection Period[, plus amounts, if any, on deposit in the Pre-Funding Account as of the last day of the prior Collection Period] less (c) any amounts allocated to pay principal of the Notes under clauses [(4)], [(6)], [(8)] and [(10)] above, such amount being the Noteholders’ Fifth Priority Principal Distributable Amount”; [For the Payment Dates during the Revolving Period, the Noteholders’ Fifth Priority Principal Distributable Amount is zero.]]

[(13)] [interest on the Class F Notes;]

[(14)] [during the Revolving Period, reinvestments in additional Units and deposits into the Accumulation Account, as applicable, in the amount of the Parity Reinvestment Amount][during the Amortization Period,] [principal of the Notes in an amount equal to the amount by which (a) the aggregate outstanding principal amount of the Class A Notes, Class B

Notes, the Class C Notes, the Class D Notes, the Class E Notes and the Class F Notes as of the last day immediately preceding such Payment Date exceeds (b) the aggregate Securitization Value as of the last day of the related Collection Period[, plus amounts, if any, on deposit in the Pre-Funding Account as of the last day of the prior Collection Period] less (c) any amounts allocated to pay principal of the Notes under clauses [(4)], [(6)], [(8)], [(10)] and [(12)] above, such amount being the Noteholders’ Sixth Priority Principal Distributable Amount”; [For the Payment Dates during the Revolving Period, the Noteholders’ Sixth Priority Principal Distributable Amount is zero.]]

[(15)] to the [Risk Retention] Reserve Account, the amount, if any, necessary to fund the [Risk Retention] Reserve Account up to its [Risk Retention] Required Reserve Account Balance [and to reimburse the reserve account letter of credit bank for any unreimbursed draws];

[(16)] [during the Revolving Period, to deposit into the Accumulation Account, an amount equal to the excess, if any, of the Target Reinvestment Amount over the amount deposited into the Accumulation Account pursuant to clause[s] (4) [[,][and] (6)] [[,][and] (8)] [[,][and] (10)] [and (14)]  above, which amount will be available for reinvestment in additional Units][during the Amortization Period,] principal of the Notes in an amount equal to the amount by which (a) the aggregate outstanding principal amount of the Notes as of the day immediately preceding such Payment Date exceeds (b) the aggregate Securitization Value as of the last day of the related Collection Period less [(i) with respect to any Payment Date on or prior to the date on which the aggregate principal amount of the Class [●] Notes is paid in full, [●]% of the aggregate [initial] Securitization Value as of the [[Initial][Actual] Cutoff Date] [last day of the related Collection Period] and (ii) with respect to any Payment Date after the date on which the aggregate principal amount of the Class [●] Notes is paid in full,] [●]% of the aggregate [initial] Securitization Value as of the [[Initial][Actual] Cutoff Date] [the last day of the related Collection Period] less (c) any amounts allocated to pay principal of the Notes under clauses[(4)][, (6), (8), (10), (12) and (14)] above, such amount being the “Noteholders’ Regular Principal Distributable Amount”;[For the Payment Dates during the Revolving Period, the Noteholders’ Regular Principal Distributable Amount is zero.]

[(17)] [any Subordinate Swap Termination Payment Amounts payable by the Issuing Entity and any other amounts owed by the Issuing Entity to the Swap Counterparty pursuant to the interest rate protection agreement;] [and]

[(18)] [during the Revolving Period, reinvestments in additional Units and deposits into the Accumulation Account, as applicable, in the amount of the Parity Reinvestment Amount] [during the Amortization Period][(A) on any Payment Date prior to the Final Scheduled Payment Date for the Class [●] Notes, if the sum of (i) Available Funds remaining after payment of clauses (1) through (14) above and (ii) the remaining available balance in the Class [●] Reserve Account after payment of all amounts due pursuant to clause [(14)] above, is equal to or greater than the outstanding principal amount of the Class [●] Notes, principal of the Class [●] Notes in an amount equal to the outstanding principal amount of the Class [●] Notes, otherwise, in an amount equal to Available Funds remaining after payment of clauses (1) through [(15)] above; (B) on the Final Scheduled Payment Date for the Class [●] Notes, principal to the Class [●] Notes in an amount equal to the outstanding principal amount of the Class [●] Notes;][and]

[(19)] [to the Asset Representations Reviewer, all fees, expenses and indemnities due to the Asset Representations Reviewer to the extent not paid in clause (2) above; [and]]

[(20)] [to the Servicer, the Servicing Fee and all unpaid Servicing Fees with respect to prior Collection Periods; and]

[(21)] the remainder, if any, as distributions to the Certificateholders.

In the event that Available Funds are not sufficient to make the full amount of payments required by clauses (1) through ([14]) above, in accordance with the instructions of the Servicer (based on information contained in the related Servicer Certificate), the Indenture Trustee will, or will cause the Account Bank to, withdraw funds from the [Risk Retention] Reserve Account [or draw upon the reserve account letter of credit] [add for eligible horizontal cash reserve account: (except that amounts withdrawn from the [Risk Retention] Reserve Account will not be used to pay any fees or expenses of World Omni or its affiliates, including the Servicer and the Administrator)] and apply those funds to make the distributions required by those clauses in the priority specified above to the extent funds in the [Risk Retention] Reserve Account [or draws on the reserve account letter of credit] are available therefor.

For a description of the priority of payments in the event that Notes are declared to be due and payable following the occurrence of an Event of Default under the indenture, we refer you to “Description of the Transaction Documents—Distributions on the Securities—Allocations and Distributions on the Securities” in this prospectus. We also refer you to “Description of the Transaction Documents—Distributions on the Securities—Payments to Noteholders” in this prospectus.

Events of Default; Priority and Acceleration

The occurrence of any one of the following events will be an “Event of Default” under the indenture:

•	a default for five business days or more in the payment of interest on any note of the Controlling Securities when the same becomes due and payable;

•	a default in the payment of principal of a note when the same becomes due and payable, to the extent funds are available therefor, or on the related Final Scheduled Payment Date or the redemption date;

•	a default in the observance or performance of any covenant or agreement of the Issuing Entity, subject to notice and cure provisions, which default materially and adversely affects the interests of the Noteholders;

•	any representation or warranty made by the Issuing Entity being materially incorrect as of the date it was made, subject to notice and cure provisions, which inaccuracy materially and adversely affects the interests of the Noteholders; or

•	certain events of bankruptcy, insolvency, receivership or liquidation of the Issuing Entity, both voluntary and involuntary; provided that any delay in or failure of performance referred to in the first three bullet points above for a period of less than 120 days will not constitute an Event of Default if that delay or failure was caused by force majeure.

The amount of principal required to be paid to Noteholders under the indenture, however, generally will be limited to amounts available to make such payments in accordance with the priority of payments. Thus, the failure to pay principal of a class of Notes due to a lack of amounts available to make such a payment will not result in the occurrence of an Event of Default until the Final Scheduled Payment Date for that class of Notes or the redemption date.

Upon any Event of Default, the Indenture Trustee or a majority of the holders of Controlling Securities may immediately declare the unpaid principal amount of the Notes, together with accrued and unpaid interest thereon through the date of acceleration, due and payable. If the Notes are so accelerated, the priority of payments will change.

For further detail, we refer you to “Description of the Transaction Documents—Distributions on the Securities—Allocations and Distributions on the Securities” and “—Payments to Noteholders” in this prospectus.

Controlling Securities

So long as the Class A Notes are outstanding, the Class A Notes will be the Controlling Securities. As a result, holders of each class and subclass of the Class A Notes generally vote together as a single class under the indenture. For additional information about the voting rights of Noteholders, see “Description of the Transaction Documents—Indenture—Voting Rights; Controlling Securities” in this prospectus. [Upon payment in full of the Class A Notes, the Class B Notes will be the Controlling Securities[,] [and,] upon payment in full of the Class B Notes, the Class C Notes will be the Controlling Securities[,] [and,] upon payment in full of the Class C Notes, the Class D Notes will be the Controlling Securities[,] [and,] upon payment in full of the Class D Notes, the Class E Notes will be the Controlling Securities [and,] upon payment in full of the Class E Notes, the Class F Notes will be the Controlling Securities].] [See “Risk Factors—Risks Relating to the Notes and Structure of the Transaction—Holders of the Class B Notes[,] [[and] the Class C Notes[,] [and] the Class D Notes[,] [and] the Class E Notes [and] the Class F Notes] May Suffer Losses Because They Have Limited Control Over Actions of the Issuing Entity and Conflicts Between Classes of Notes May Occur” in this prospectus.] Notes held by the Depositor or any affiliate thereof will be disregarded and deemed not to be outstanding in determining whether the holders of the requisite outstanding principal amount of the Controlling Securities have given any request, demand, authorization, direction, notice, consent or waiver under any related transaction document.

[Interest Rate Protection Agreement]

[The Issuing Entity will enter into one or more interest rate [swap][cap] agreements with [●], as the [swap][cap] counterparty, to hedge its floating rate interest obligations with respect to the Floating Rate Notes.]

[Add for interest rate swaps:]

[Under each interest rate swap agreement, on each Payment Date, the swap counterparty will be obligated to make a monthly payment to the Issuing Entity in an amount equal to the product of (i) a notional amount equal to the outstanding aggregate principal amount of the related class of Floating Rate Notes as of the preceding Payment Date or, in the case of the initial Payment Date, the [Initial] Closing Date, and (ii) a floating interest rate based on [the applicable Benchmark] for the related Payment Date plus the applicable spread set forth below, and the Issuing Entity will make a monthly payment to the swap counterparty in an amount equal to the product of (a) that same notional amount and (b) the applicable fixed monthly interest rate set forth below on the basis of a 360-day year of twelve 30-day months.]

[The spread to be used in calculating the swap counterparty’s payments under the interest rate swap agreement[s] related to the Class [●][b] Notes will be equal to [●]%] [and the Class [●][b] Notes will be equal to [●]%]. The fixed rate to be used in calculating the Issuing Entity’s payments under [the] [each] interest rate swap agreement[s] related to the [Class [●][b] Notes will be equal to [●]% per annum] [and the Class [●][b] Notes will be equal to [●]% per annum].]

[On each Payment Date, the amount that the Issuing Entity is obligated to pay to the swap counterparty will be netted against the amount that the swap counterparty is obligated to pay to the Issuing Entity. Only the net amount payable will be due from the Issuing Entity or the swap counterparty, as applicable. Monthly swap payment amounts payable by the Issuing Entity will rank higher in priority than interest payments due on the Notes.]

[In the event that the swap counterparty’s long-term or short-term ratings cease to be at the levels required by the rating agencies hired to rate the Notes, the swap counterparty will be obligated to either obtain a guaranty from or assign its rights and obligations under the interest rate swap agreement to another party with the required rating or post collateral. [Insert description of any additional rating agency requirements.] If the swap counterparty has not taken one of these specified actions within the specified time, the Issuing Entity may terminate the interest rate swap agreement.]

[Add for interest rate caps:]

[Under each interest rate cap, the Issuing Entity will be required to pay the purchase price for each interest rate cap on or before the [effective date of such interest rate cap][[Initial] Closing Date] and, following the payment of such purchase price, shall have no further payment obligations with respect to such cap.] [On the business day prior to each Payment Date,] [the cap counterparty will be obligated to pay the Issuing Entity an amount equal to the product of (i) the notional amount of the interest rate cap and (ii) the excess of the interest rate on each class or tranche of Floating Rate Notes over an interest rate equal to a strike price specified in the related interest rate protection agreement, which amount will not be less than zero.]

[In the event that the cap counterparty’s long-term or short-term ratings cease to be at the levels required by the rating agencies hired to rate the Notes, the cap counterparty will be obligated to either obtain a guaranty from or assign its rights and obligations under the interest rate caps to another party with the required rating or post collateral. [Insert description of any additional rating agency requirements.] If the cap counterparty has not taken one of these specified actions within the specified time, the Issuing Entity may terminate the interest rate caps.]

[See “Description of the Transaction Documents—Indenture” and “—Interest Rate Protection Agreement” in this prospectus for additional information.]

Servicing and Administration

World Omni will service the Titling Trust assets, including the leases and leased vehicles in the related Reference Pool (each lease and the related leased vehicle constitute a “Unit,” and collectively, the “Units”). In addition, World Omni will perform the administrative obligations and additional services required to be performed by the Issuing Entity or the Owner Trustee under the indenture and the trust agreement, and the other transaction documents, as applicable. On each Payment Date, the Servicer will be paid a fee for performing its servicing obligations in an amount equal to one–twelfth of [1.00]% of the aggregate Securitization Value as of the first day of the related Collection Period, which fee will be payable from amounts collected under the leases and amounts realized from sales of the related leased vehicles, and will be paid to the Servicer prior to the payment of principal of and interest on the Exchange Note. The servicing fee payable to the Servicer on the initial Payment Date with respect to the initial Collection Period will be pro-rated, however, to compensate for the length of the initial Collection Period [not] being [longer than] one month.

On each Payment Date, the Administrator will be paid a fee for performing its administration obligations in an amount equal to one-twelfth of [0.05]% of the aggregate Securitization Value as of the first day of the related Collection Period, which fee will be payable from available amounts received by the Issuing Entity with respect to the Exchange Note, and will be paid to the Administrator prior to the payment of principal of and interest on the Notes. The administration fee payable to the Administrator on the initial Payment Date with respect to the initial Collection Period will be pro-rated, however, to compensate for the length of the initial Collection Period [not] being [longer than] one month.

We refer you to “Fees and Expenses” in this prospectus.

Issuing Entity Property

The “Issuing Entity Property” will include the following:

•	an Exchange Note issued by the Titling Trust secured by the Units in the Reference Pool;

•	[payments made by the [swap][cap] counterparty and rights under the interest rate protection agreement;]

•	amounts that from time to time may be held in the trust accounts and permitted investments of those accounts;

•	rights under certain transaction documents; and

•	the proceeds of any and all of the above.

The Units

The leased vehicles allocated to the related Reference Pool are new [and used] Toyota-branded automobiles and light-duty trucks titled in the name of the Titling Trust. The leases allocated to the related Reference Pool are closed-end leases that were originated by Toyota dealers in the Five-State Area and were acquired by the Titling Trust. The leases provide for level monthly payments that amortize the adjusted capitalized cost to the Contract

Residual Value of the related leased vehicle established by World Omni at the time of origination of the lease.

Lease Information

The lease information in this prospectus is based on the Units related to the Reference Pool as of the [Initial][Actual] Cutoff Date. We refer to that Reference Pool of Units as the “Pool.”

For further information about the characteristics of the Units in the Pool as of the [Initial][Actual] Cutoff Date, see “The Leases” in this prospectus.

[If the aggregate initial principal amount of the Notes is $[●], as of the close of business on the [Initial][Actual] Cutoff Date, the Units in the Pool described in this prospectus had:

•	an aggregate Securitization Value of $[●], of which $[●] (approximately [●]%) represented the [discounted] Base Residual Values of the leased vehicles;

•	a weighted average original term to maturity (based on Securitization Value) of approximately [●] months; and

•	a weighted average remaining term to maturity (based on Securitization Value) of approximately [●] months.]

[If the aggregate initial principal amount of the Notes is $[●], as of the close of business on the [Initial][Actual] Cutoff Date, the Units in the Pool described in this prospectus had:

•	an aggregate Securitization Value of $[●], of which $[●] (approximately [●]%) represented the [discounted] Base Residual Values of the leased vehicles;

•	a weighted average original term to maturity (based on Securitization Value) of approximately [●] months; and

•	a weighted average remaining term to maturity (based on Securitization Value) of approximately [●] months.]

[All Units in the Pool satisfy the eligibility criteria specified in the transaction documents.] [To the extent material, insert data regarding the number of leases included in the Pool that have been subject to a waiver, modification or extension, including a description of the type of waiver, modification and extension.]

[The characteristics of the Units in the final Reference Pool [as of the end of the Pre-Funding Period] may differ from, but will not differ materially from, those of the Units in the [initial] Reference Pool as of the [Initial][Actual] Cutoff Date.] All Units allocated to the Reference Pool must, however, satisfy the eligibility criteria specified under “The Leases—Characteristics of the Leases—Eligibility Criteria and Portfolio Characteristics” in this prospectus.]

In connection with the offering of the Notes, the Depositor has performed a review of the leases in the Pool that will be allocated by the Titling Trust on the [Initial] Closing Date and certain disclosure in this prospectus, including certain asset-level data disclosures incorporated by reference into this prospectus, relating to the leases in the related Reference Pool, [and has concluded that it has reasonable assurance that such disclosure is accurate in all material respects ] as described under “The Leases—Review of Leases in Reference Pool” in this prospectus.

[World Omni does not consider any of the leases in the Pool to constitute exceptions to World Omni’s written underwriting guidelines as described in “The Servicer, Sponsor and Administrator—Underwriting Standards” in this prospectus.] [Insert information on the nature of any exceptions made to the underwriting criteria, if any, and provide data regarding the number of such receivables that represent an exception to the underwriting criteria in the asset Pool.]

[If on the [Initial] Closing Date Units with an aggregate Securitization Value as of the [Initial][Actual] Cutoff Date at least equal to the aggregate principal amount of the Notes plus an amount equal to the initial overcollateralization are not allocated to the Reference Pool, then, an amount equal to the shortfall shall be deposited into a Pre-Funding Account and the Issuing Entity will have a Pre-Funding Period during which additional Units will be expected to be allocated to the Reference Pool. In that event, amounts will also be deposited into the Negative Carry Account. On the [Initial] Closing Date, $[●] will be deposited into the Pre-Funding Account (the “Pre-Funding Account Initial Deposit”) and will equal [●]% of the sum of (1) the aggregate Securitization Value as of the [Initial][Actual] Cutoff Date, and (2) the expected aggregate Securitization Value of the subsequent Units.]

[Other than with respect to the allocation of subsequent Units], there is no requirement or ability to add or remove Units from the Reference Pool other than the right of the Issuing Entity to cause Auto Lease Finance LLC to reallocate [or substitute] Units upon a breach of a representation, warranty or covenant. The sole remedy for such breach shall be repurchase [or substitution] of any such affected Units as described under “Description of the Transaction Documents—Reallocation [and Substitution] Obligations” and “The Leases—Representations and Warranties Relating to the Units—Representations, Warranties and Covenants” in this prospectus.]

The assets of the Issuing Entity will also include [rights under the interest rate [swaps][caps],] monies on deposit in specific accounts, including the [Risk Retention] Reserve Account [and the Accumulation Account], [the Pre-Funding Account, and the negative carry account], other property and the proceeds thereof. See “The Issuing Entity—The Trust Property” in this prospectus for additional information regarding the assets of the Issuing Entity.

The Exchange Note

The Titling Trust will issue an Exchange Note on the date the Notes are issued by the Issuing Entity. The Exchange Note will be secured by a Reference Pool within the closed-end collateral specified interest in the Titling Trust and related collateral. The Titling Trust will issue the Exchange Note to the Initial Beneficiary, which will then sell the Exchange Note to the Depositor. The Exchange Note will be transferred by the Depositor to the Issuing Entity at the time the Issuing Entity issues the Notes. The Exchange Note will evidence a debt secured by the Units included in the related Reference Pool. The Issuing Entity as holder of the Exchange Note will not have a beneficial interest in any assets of the Titling Trust. Payments made on or in respect of any other Titling Trust assets will not be available to make payments on the Exchange Note.

For more information regarding the Issuing Entity’s property, you should refer to “The Exchange Note” and “The Leases” in this prospectus.

Any noncompliant Unit will be removed from the Reference Pool in connection with the breach of certain representations and warranties concerning the characteristics of the Units, as described under “The Leases—Representations and Warranties Relating to the Units—Representations, Warranties and Covenants” in this prospectus.

Credit Enhancement

Credit enhancement is intended to provide protection against losses or delays in payments on the Notes. Credit enhancement increases the likelihood of receipt by the holders of the Notes of their full amount of principal and interest and decreases the likelihood that these holders will experience losses. Credit enhancement may not provide protection against all risks of loss and does not guarantee repayment of the entire principal amount of the Notes and interest thereon. If losses on the Units exceed the amount covered by any credit enhancement or are not covered by any credit enhancement, the holders of the Notes will bear their allocable share of such losses, as described in this prospectus. Losses not covered by any credit enhancement or support will be effectively allocated to the classes of Notes in the reverse order of priority of payments on the Notes, such that losses will be first allocated to the excess interest, if any, then to the overcollateralization, if any, [then to the principal amount of the Class F Notes,] [then to the principal amount of the Class E Notes,] [then to the principal amount of the Class D Notes,] [then to the principal amount of the Class C Notes,] then to the principal amount of the Class B Notes and then to the principal amount of the Class A Notes.

The credit enhancement for the Notes is in the form of subordination, overcollateralization, a reserve account and excess interest.

Subordination of the Class B Notes[,] [and the Class C Notes][,] [and the Class D Notes[,] [and the Class E Notes [and the Class F Notes]

The subordination in priority of payments of the Class B Notes to the Class A Notes will provide additional credit enhancement to the Class A Notes [[,][and] the subordination in priority of payments of the Class C Notes to the Class A Notes and the Class B Notes will provide additional credit enhancement to the Class A Notes and the Class B Notes][[,][and] the subordination in priority of payments of the Class D Notes to the Class A Notes, the Class B Notes and the Class C Notes will provide additional credit enhancement to the Class A Notes, the Class B Notes and the Class C Notes][[,][and] the subordination in priority of payments of the Class E Notes to the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes will provide additional credit enhancement to the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes] [and the subordination in priority of payments of the Class F Notes to the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes will provide additional credit enhancement to the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes]. The Class B Notes will be allocated Available Funds only after the Class A Notes have received their applicable portions of Available Funds for a given Payment Date [[,][and] the Class C Notes will be allocated Available Funds only after the Class A Notes and the Class B Notes have received their applicable portions of Available Funds for a given Payment Date][[,][and] the Class D Notes will be allocated Available Funds only after the Class A Notes, the Class B Notes and the Class C Notes have received their applicable portions of Available Funds for a given Payment Date][[,][and] the Class E Notes will be allocated Available Funds only after the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have received their applicable portions of Available Funds for a given Payment Date][and the Class F Notes will be allocated Available Funds only after the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes have received their applicable portions of Available Funds for a given Payment Date]. The priority of payments is further described in “Description of the Notes—Payments of Interest,” “Description of the Notes—Payments of Principal” and “Description of the Transaction Documents—Distributions on the Securities” in this prospectus.

Overcollateralization

Overcollateralization represents the amount by which the aggregate Securitization Value [plus amounts in the Pre-Funding Account, if any,] exceeds the aggregate outstanding principal amount of the Notes (which we refer to as the “Overcollateralization Amount”). The overcollateralization is composed of (i) the excess of the aggregate Securitization Value over the balance of the Exchange Note and (ii) the excess of the balance of the Exchange Note over the principal amount of the Notes. Overcollateralization means there will be additional leases and leased vehicles generating collections that will be available to cover losses on the Reference Pool. Initial overcollateralization is approximately [●]% of the aggregate initial Securitization Value as of the [Initial][Actual] Cutoff Date. In addition, the application of funds according to clause [(4)] under “Description of the Transaction Documents—Distributions on the Exchange Note—Application of Collections on the Reference Pool” and clause [(15)] under “Description of the Transaction Documents—Distributions on the Securities—Allocations and Distributions on the Securities” is designed to increase the amount of overcollateralization as of any Payment Date up to an amount equal to [●]% of the aggregate [initial] Securitization Value [as of the [Initial][Actual] Cutoff Date] [the last day of the related Collection Period] [, (i) with respect to any Payment Date on or prior to the date on which the aggregate principal amount of the Class [●] Notes is paid in full, [●]% of the aggregate [initial] Securitization Value as of the [[Initial][Actual] Cutoff Date] [last day of the related Collection Period][plus amounts in the Pre-Funding Account, if any,] less the overcollateralization on the Exchange Note as of such Payment Date and (ii) with respect to any Payment Date after the date after which the aggregate principal amount of the Class [●]Notes is paid in full,] [●]% of the aggregate [initial] Securitization Value as of the [[Initial][Actual] Cutoff Date] [last day of the related Collection Period] [plus amounts in the Pre-Funding Account, if any,] less the overcollateralization on the Exchange Note as of such Payment Date. Total target overcollateralization of the Exchange Note and the Notes will equal [(i) with respect to any Payment Date on or prior to the date on which the aggregate principal amount of the Class [●] Notes is paid in full, approximately [●]% of the aggregate [initial] Securitization Value as of the [[Initial][Actual] Cutoff Date] [last day of the related Collection Period] [plus amounts in the Pre-Funding Account, if any,] and (ii) with respect to any Payment Date after the date after which the aggregate principal amount of the Class [●] Notes is paid in full,] approximately [●]% of the aggregate [initial] Securitization Value as of the [[Initial][Actual] Cutoff Date] [last day of the related Collection Period] [plus amounts in the Pre-Funding Account, if any]. [Also, on any date on which subsequent Units are allocated to the Reference Pool during the [Pre-Funding Period][Revolving Period], to the extent necessary to build up to or maintain a certain level of overcollateralization, additional overcollateralization will be added to the Issuing Entity in an amount equal up to approximately [●]% of the aggregate Securitization Value of the subsequent Units allocated to the Reference Pool on that date.]

[Risk Retention] Reserve Account

The Servicer, for the benefit of the Noteholders, will establish and maintain with the [Indenture Trustee][Account Bank] and [in the name of the Issuing Entity] [in the name of the Indenture Trustee] [at the Indenture Trustee, in the name of and for the benefit of the Issuing Entity], a [fully-funded] reserve account (the “[Risk Retention] Reserve Account”), bearing a designation clearly indicating that funds deposited therein are held for the benefit of the Noteholders. [If the aggregate initial principal amount of the Notes is $[●], on the [Initial] Closing Date, at least $[●] will be deposited into the [Risk

Retention] Reserve Account [or available under the reserve account letter of credit], which is approximately [●]% of the initial aggregate Securitization Value as of the [[Initial][Actual] Cutoff Date[.][, provided that, with respect to any Payment Date after the date on which the aggregate principal amount of the Class [●] Notes is paid in full,][On any Payment Date,] the amount required to be on deposit in the [Risk Retention] Reserve Account [or available for draw under the reserve account letter of credit] will be $[●][●]% of the [initial] aggregate Securitization Value as of the [[Initial][Actual] Cutoff Date][the last day of the related Collection Period] but not less than [●]% of the initial aggregate Securitization Value.] [If the aggregate initial principal amount of the Notes is $[●], on the [Initial] Closing Date, at least $[●] will be deposited into the [Risk Retention] Reserve Account [or available under the reserve account letter of credit], which is approximately [●]% of the initial aggregate Securitization Value as of the [Initial][Actual] Cutoff Date[.][, provided that, with respect to any Payment Date after the date on which the aggregate principal amount of the Class [●] Notes is paid in full,][On any Payment Date,] the amount required to be on deposit in the reserve account [or available for draw under the reserve account letter of credit] will be $[●][●]% of the [initial] aggregate Securitization Value as of the [[Initial][Actual] Cutoff Date][the last day of the related Collection Period] but not less than [●]% of the initial aggregate Securitization Value. We refer to this amount as the “[Risk Retention] Required Reserve Account Balance.” However, on or prior to the [Initial] Closing Date, the Depositor may, in its sole discretion, increase the amount of the [Risk Retention] Required Reserve Account Balance. In addition, the application of funds according to clause [(15)] under “—Priority of Payments” above is designed to maintain the amount on deposit in the [Risk Retention] Reserve Account [or available for draw under the reserve account letter of credit], if necessary, up to the [Risk Retention] Required Reserve Account Balance.

Funds in the [Risk Retention] Reserve Account [or available for draw under the reserve account letter of credit] on each Payment Date (including investment income earned on those amounts) will be available to cover shortfalls in payments on the Notes listed in clauses (1) through [(14)] under “—Priority of Payments” above. [On the Additional Class A-1 Payment Date, if any of the Class A-1 Notes remain outstanding, funds in the [Risk Retention] Reserve Account [or drawn on the reserve account letter of credit] will be available to cover shortfalls in the Trust Collection Account for payments on the Class A-1 Notes on such date.] [add for eligible horizontal cash reserve account: Amounts withdrawn from the [Risk Retention] Reserve Account will not be used to pay any fees or expenses of World Omni or any of its affiliates, including the Servicer and the Administrator.]

[In addition, on each date during the Pre-Funding Period on which subsequent Units are allocated to the Reference Pool, cash or eligible investments in an amount equal to [●]% of the aggregate Securitization Value as of the related subsequent [Initial][Actual] Cutoff Date will be withdrawn from the Pre-Funding Account and deposited into the[Risk Retention] Reserve Account.]

[The [Risk Retention] Reserve Account is structured to be an “eligible horizontal cash reserve account” meeting the requirements of Regulation RR of the Exchange Act. The Sponsor intends to fund the [Risk Retention] Reserve Account with the deposit of a portion of the purchase price of the Notes on the [Initial] Closing Date, in partial satisfaction of its risk retention obligations.] For more information regarding the [Risk Retention] Reserve Account, you should refer to “Description of the Transaction Documents—[Risk Retention] Reserve Account” in this prospectus.

[Class [●] Reserve Account

On the [Initial] Closing Date, $[●] in cash or eligible investments will be deposited into the Class [●] Reserve Account to be used solely for payments on the Class [●] Notes. Available Funds, to the extent available for this purpose, will be added to the Class [●] Reserve Account on each Payment Date, until the amount in the Class [●] Reserve Account equals the required Class [●] Reserve Account Balance. For a description of the Class [●] Reserve Account and the calculation of the required Class [●] Reserve Account Balance, see "Description of the Transaction Documents—Class [●] Reserve Account.”]

Excess Interest

The amount paid by the lessees in respect of the lease charges of the leases in the Reference Pool is expected to be greater than the amount of the related servicing fee, Administrator fee, [amounts payable to the Asset Representations Reviewer, trustee fees and expenses,] and interest on the Notes each month. Any such excess in lease charges from lessees will serve as additional credit enhancement.

[To be inserted if applicable — in the event a provider of credit enhancement or other support such as a derivative is liable or contingently liable to provide 10% or more of the cash flow for the Notes, additional descriptive and financial information regarding the credit enhancement provider or derivative counterparty, as applicable.]

[Cash Deposits]

[The Depositor may fund accounts or may otherwise provide cash deposits to provide additional funds that may be applied to make payments on the securities issued by the Issuing Entity.]

[Allocation of Subsequent Units]

[If on the [Initial] Closing Date Units with an aggregate Securitization Value as of the [Initial][Actual] Cutoff Date at least equal to the aggregate principal amount of the Notes plus an amount equal to the initial overcollateralization are not allocated to the Reference Pool, then, an amount equal to the shortfall shall be deposited into a Pre-Funding Account and the Issuing Entity will have a Pre-Funding Period during which additional Units will be expected to be allocated to the Reference Pool. In that event, amounts will also be deposited into the negative carry account.]

[Pre-Funding Account]

[If there is a Pre-Funding Period, on the [Initial] Closing Date, $[●], which equals [●]% of the sum of (1) the aggregate Securitization Value as of the [Initial][Actual] Cutoff Date, and (2) the expected aggregate Securitization Value of the subsequent Units will be deposited into a segregated trust account held by the [Indenture Trustee][Account Bank in the name of the Indenture Trustee] for the benefit of the Noteholders, and will be used to cause subsequent Units to be allocated to the Reference Pool. On each subsequent allocation date during the Pre-Funding Period, the [Depositor] will seek to cause to be allocated to the Reference Pool subsequent Units having an aggregate Securitization Value that is at least equal to the Pre-Funding Account Initial Deposit, and will deposit the required amounts in the [Risk Retention] Reserve Account in connection with that allocation. On each subsequent allocation date during the Pre-Funding Period, (1) an amount equal to [●]% of the Securitization Value of all subsequent Units allocated to the Reference Pool on such subsequent allocation date will be withdrawn from the Pre-Funding Account and (2) from those funds, an amount equal to the related reserve account subsequent transfer deposit will be deposited into the [Risk Retention] Reserve Account and the remainder will be paid to [Auto Lease Finance LLC] as payment for such subsequent Units. The duration of the Pre-Funding Period will not extend beyond [one] year after the date of issuance of the Notes and the amount of proceeds deposited into the Pre-Funding Account will not exceed [25%] of the offering proceeds.]

[The “Pre-Funding Period” will be the period from and including the [Initial] Closing Date until the earliest of (1) the date on which the amount on deposit in the Pre-Funding Account (after giving effect to the allocation of all subsequent Units, including any subsequent Units allocated on that date) is not greater than $[100,000], (2) the occurrence of an Event of Default under the indenture, (3) the occurrence of an Exchange Note Servicer default under the servicing agreement, (4) the occurrence of specified events of insolvency with respect to the Depositor or the Servicer, and (5) the close of business on the last business day of [●].]

[Any amount remaining in the Pre-Funding Account at the end of the Pre-Funding Period will be payable to the Noteholders as a mandatory prepayment as described above. For further information, please see “The Leases—The Subsequent Units” in this prospectus.]

[Negative Carry Account]

[If there is a Pre-Funding Period, on the [Initial] Closing Date the Depositor will deposit $[●] into a segregated trust account held by the [Indenture Trustee][Account Bank in the name of the Indenture Trustee] for the benefit of the Noteholders. On each Payment Date related to a Collection Period in the Pre-Funding Period, the Indenture Trustee will, or will cause the Account Bank to, withdraw the Negative Carry Amount for that Payment Date and deposit it into the collection account. Such amount shall become part of Available Funds for that Payment Date.]

[The “Negative Carry Amount” means, as of any Payment Date, the amount by which the total interest payable to the Noteholders with respect to the pre-funded portion of the Reference Pool exceeds the investment earnings on the Pre-Funded Amount during the preceding Collection Period.]

[On each Payment Date, any amount remaining on deposit in the negative carry account after giving effect to the distribution of the Negative Carry Amount for that Payment Date in excess of the Required Negative Carry Account Balance for that Payment Date will become part of Available Funds for that Payment Date. On the Payment Date following the Collection Period in which the last day of the Pre-Funding Period, if any, occurs, after giving effect to all withdrawals from the negative carry account on that Payment Date, all amounts remaining on deposit in the negative carry account will become part of Available Funds.]

[The “Required Negative Carry Account Balance” means, as of any Payment Date, the lesser of (1) the amount then on deposit in the negative carry account and (2) the Maximum Negative Carry Amount for the remainder of the Pre-Funding Period, assuming no further withdrawals from the Pre-Funding Account and investment earnings on amounts on deposit therein at a rate of [●]%. The “Maximum Negative Carry Amount” for the [Initial] Closing Date and for any Payment Date is equal to the product of (1) the excess of (a) the weighted average interest rates on the Notes on that date[, assuming the interest rate on the Class [●] Notes are [●]%], over (b) [●]%, multiplied by (2) the amount on deposit in the Pre-Funding Account on that date, and multiplied by (3) the fraction of a year represented by the number of days from that date until, but excluding, the Payment Date immediately following the Collection Period in which the last day of the Pre-Funding Period occurs (calculated on the basis of a 360-day year of twelve 30-day months). The required Negative Carry Amount will be zero for each Payment Date following the Collection Period in which the last day of the Pre-Funding Period occurs.]

[Revolving Period]

[The Issuing Entity will not make payments of principal on the Notes on Payment Dates related to the Revolving Period.]

[The “Revolving Period” consists of the monthly periods from [●] through [●], and the related Payment Dates. We refer to the monthly periods and the related Payment Dates following the Revolving Period as the “Amortization Period.”][The Revolving Period may not be longer than [three] years from the date of the issuance of the Notes.]

[If an early amortization event occurs, the Revolving Period will terminate early, and the Amortization Period will begin. See “Description of the Transaction Documents—Revolving Period” in this prospectus.]

[On each Payment Date related to the Revolving Period, amounts otherwise available to make principal payments on the Notes will be applied to cause additional Units to be allocated to the Reference Pool. See [“The Leases—Characteristics of the Leases—Eligibility Criteria and Portfolio Characteristics” in this prospectus].]

[The amount of additional Units and percentage of Reference Pool will be determined by the amount of cash available from payments and prepayments on existing assets. There are no stated limits on the amount of additional Units allowed to be allocated during the Revolving Period in terms of either dollars or percentage of the initial Reference Pool. See “Description of the Transaction Documents —Revolving Period” in this prospectus.]

[The amount of subsequent Units that may be allocated to the Reference Pool during the Revolving Period will be capped at the amount necessary to achieve the required level of overcollateralization. The amount of subsequent Units that are allocated to the Reference Pool during the Revolving Period will be limited both by the amounts received by the Issuing Entity that it can use to pay for the allocation of such subsequent Units and by the availability of eligible Units to be allocated to the Reference Pool.]

[To the extent that amounts allocated for the allocation of additional Units are not so used on any Payment Date related to the Revolving Period, they will be deposited into the Accumulation Account (the “Accumulation Account”) and applied on subsequent Payment Dates related to the Revolving Period to cause additional Units to be allocated to the Reference Pool.]

Tax Status

Mayer Brown LLP, special U.S. federal tax counsel, will provide an opinion at closing, subject to the qualifications and assumptions therein, that for U.S. federal income tax purposes, the [Class [●]] Notes will be characterized as indebtedness, in each case, to the extent the Notes are treated as beneficially owned by a person other than the Issuing Entity or its affiliates for such purposes, [the [Class [●]] Notes should be characterized as indebtedness (to the extent the Notes are treated as beneficially owned by a person other than the Issuing Entity or its affiliates for such purposes),] [the Class [●] Notes more likely than not should be characterized as indebtedness (to the extent such Notes are treated as beneficially owned by a person other than the Issuing Entity or its affiliates for such purposes),] [the Issuing Entity will be classified as a grantor trust,] and the Issuing Entity will not be characterized as an association (or publicly traded partnership), in either case, taxable as a corporation. In accepting a note [(other than any Notes that are held by the Depositor or one or more affiliates thereof)], each holder of that note will be deemed to agree to treat the notes as indebtedness for U.S. federal, state and local income and franchise tax purposes.

We refer you to “Material U.S. Federal Income Tax Consequences” in this prospectus for additional information concerning the application of U.S. federal income tax laws to the Issuing Entity and the Notes and to “State and Local Tax Consequences” in this prospectus for additional information concerning the application of state tax laws to the Issuing Entity and the [Offered] Notes.

We encourage you to consult your own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the [Offered] Notes and the tax consequences arising under the laws of any state or other taxing jurisdiction. See “Material U.S. Federal Income Tax Consequences” and “State and Local Tax Consequences” in this prospectus.

ERISA Considerations

Subject to the considerations discussed under “Certain ERISA and Related Considerations” in this prospectus, the [Class [●]][Offered] Notes are eligible for purchase by pension, profit-sharing or other employee benefit plans, as well as individual retirement accounts.

By its acquisition of a [Class [●]][Offered] Note, each purchaser is deemed to represent either that (i) it is not acquiring and will not hold such [Class [●]][Offered] Note (or beneficial interest therein) on behalf of, or with the assets of any Benefit Plan (as defined below) or any governmental, non-U.S. or church plan or any other employee benefit plan or arrangement that is subject to Similar Law or (ii) its acquisition, holding and disposition of such [Class [●]][Offered] Note (or beneficial interests therein) will not constitute or give rise to a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of Similar Law.

The Class [E] Notes and the Class [F] Notes generally are not eligible for purchase by employee benefit plans subject to ERISA and/or Section 4975 of the Code. Subject to the considerations described herein, the Class [E] Notes and Class [F ]Notes may be eligible for purchase by certain insurance company general accounts and certain U.S. governmental, church, and non-U.S. plans.

We refer you to “Certain ERISA and Related Considerations” in this prospectus.

[Certain Investment Company Act Considerations

The Issuing Entity is not registered or required to be registered as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”). In determining that the Issuing Entity is not required to be registered as an investment company, the Issuing Entity is relying on the exemption provided by [Rule 3a-7] under the

Investment Company Act, although there may be additional exclusions or exemptions available to the Issuing Entity. As of the [Initial] Closing Date, the Issuing Entity is being structured so as not to constitute a “covered fund” for purposes of the “Volcker Rule,” adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.]

Ratings of the Notes

We expect that the [Offered] Notes will receive credit ratings from at least [two] nationally recognized rating agencies hired by the Sponsor to rate the [Offered] Notes.

The rating agencies hired by the Sponsor have discretion to monitor and adjust the ratings on the Notes.

The [Offered] Notes may receive an unsolicited rating from a rating agency not hired by the Sponsor that is different from the ratings provided by the rating agencies hired by the Sponsor to rate the Notes. As of the date of this prospectus, we are not aware of any unsolicited ratings on the [Offered] Notes. Ratings on the [Offered] Notes may be lowered, qualified or withdrawn at any time without notice to the Noteholders. A rating is based on each rating agency’s independent evaluation of the related Units and the availability of any credit enhancement for the Notes. A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or a withdrawal of a rating, from any other rating agency. See “Risk Factors—General Risks Relating to the Transaction—Withdrawal or Downgrade of the Initial Ratings of the Notes Will, and the Issuance of Unsolicited Ratings on Your Notes or any Adverse Changes to a Hired Rating Agency, May Affect the Prices for the [Offered] Notes Upon Resale” in this prospectus for more information.

[Eligibility of the Class A-1 Notes for Purchase by Money Market Funds

The Class A-1 Notes are structured to be eligible for purchase by money market funds under Rule 2a-7 under the Investment Company Act. Rule 2a-7 includes additional criteria for investments by money market funds, including additional requirements relating to portfolio maturity, liquidity and risk diversification. If you are a money market fund contemplating a purchase of Class A-1 Notes, you are encouraged to consult your counsel before making a purchase.]

Certificates

The Issuing Entity will also issue certificates (the “Certificates”) that represent the equity or residual interest in the Issuing Entity and the right to receive amounts that remain after the Issuing Entity makes full payment of interest on and principal of the Notes payable on a given Payment Date, required deposits to the [Risk Retention] Reserve Account [or reimbursement of the reserve account letter of credit] on that Payment Date and other required payments. The Certificates are not being offered by this prospectus. The Depositor will initially retain the Certificates[.]/ [in satisfaction of the risk retention obligations of the Sponsor. The Depositor may transfer all or a portion of the Certificates to another majority-owned affiliate of the Sponsor on or after the [Initial] Closing Date. The Certificates will not be transferred, financed, pledged or hedged except as permitted under the risk retention regulations. See “U.S. Credit Risk Retention” and “EU Securitisation Regulation and UK Securitisation Framework” in this prospectus for more information.]

[Insert for eligible horizontal residual interest: U.S. Credit Risk Retention

Pursuant to the SEC’s credit risk retention rules, 17 C.F.R. Part 246 (“Regulation RR”), World Omni, as Sponsor, is required to retain, either directly or through a majority-owned affiliate, an economic interest in the credit risk of the Units. The Depositor is a wholly-owned affiliate of World Omni and will retain the required economic interest in the credit risk of the Units to satisfy the Sponsor’s requirements under Regulation RR. The Depositor may transfer the required Retained Interest to another majority-owned affiliate of World Omni on or after the [Initial] Closing Date in accordance with Regulation RR.

World Omni intends to satisfy its obligation to retain credit risk by causing the Depositor, its wholly-owned affiliate, to retain an “eligible horizontal residual interest” in an amount equal to at least [5]% of the fair value, as of the [Initial] Closing Date, of all of the Notes and Certificates to be issued by the Issuing Entity. The retained eligible horizontal residual interest will take the form of the Issuing Entity’s Certificates. The Sponsor expects the Issuing Entity’s certificates and the Notes to have a fair value of approximately between $[●] and $[●], and the Issuing Entity’s Certificates to have a fair value of approximately between $[●] and $[●], which is approximately between [●]% and [●]% of the fair value, as of the [Initial] Closing Date, of all of the

Notes and Certificates to be issued by the Issuing Entity.

The Sponsor will recalculate the fair value of the Certificates following the [Initial] Closing Date to reflect any changes in the methodology or inputs and assumptions described in this prospectus. The Sponsor or the Depositor will disclose in the first investor report filed on Form 10-D following the [Initial] Closing Date any material differences or changes in the variables used, as well as updated information regarding the fair value of the Certificates. For a description of the valuation methodology used to calculate the fair values of the Notes and Certificates and of the eligible horizontal residual interest set forth in the preceding paragraphs, see “U.S. Credit Risk Retention” in this prospectus.

The Sponsor does not intend to transfer or hedge the portion of its retained economic interest that is intended to satisfy the requirements of Regulation RR except as permitted under Regulation RR and in accordance with the Securitisation Rules. See “U.S. Credit Risk Retention” and “EU Securitisation Regulation and UK Securitisation Framework” in this prospectus for more information.]

[Insert for eligible vertical interest: U.S. Credit Risk Retention

Pursuant to the SEC’s credit risk retention rules, 17 C.F.R. Part 246 (“Regulation RR”), World Omni, as Sponsor, is required to retain, either directly or through a majority-owned affiliate, an economic interest in the credit risk of the Units. The Sponsor intends to satisfy its obligations under Regulation RR by retaining or causing the [Depositor] to retain at least [5]% of each class of Notes and the Certificates, which satisfies the requirements for an “eligible vertical interest” under Regulation RR. The Sponsor or the [Depositor] is required to retain this interest until the later of two years from the [Initial] Closing Date, the date the Securitization Value of the Reference Pool is one-third or less of the Securitization Value as of the [Initial][Actual] Cutoff Date, or the date the outstanding principal amount of the Notes is one-third or less of the original outstanding principal amount. The Sponsor, the Depositor, or any of their affiliates may not hedge the credit risk of the Retained Interest during this period. If the percentage of each class of Notes and the Certificates retained by the Depositor on the [Initial] Closing Date is materially different than [●]%, the Sponsor will include the retained percentage in the first investor report.

By retaining the "eligible vertical interest," the [Depositor] will be a Noteholder of [●]% of each class of Notes and will be entitled to receive [●]% of all payments of interest and principal made on each class of Notes and, if any class of Notes incurs losses, will bear % of those losses. Each class of Notes retained by the [Depositor] as part of the "eligible vertical interest" will have the same terms as all other Notes in that class, except that the Notes retained by the Depositor will not be included for purposes of determining whether a required percentage of any class of Notes have taken any action under the indenture or any other transaction document. For a description of the Notes, and thus of the "eligible vertical interest," and the credit enhancement available for Notes, you should read “Description of the Notes” and “Description of the Transaction Documents.”]

The Sponsor does not intend to transfer or hedge the portion of its retained economic interest that is intended to satisfy the requirements of Regulation RR except as permitted under Regulation RR. See “U.S. Credit Risk Retention” in this prospectus for more information.

[Insert for transactions structured to comply with material net economic interest retention: EU Securitisation Regulation and UK Securitisation Framework

On the [Initial] Closing Date, the Sponsor will represent and confirm, covenant and agree, with reference to the Securitisation Rules as in effect and applicable on the [Initial] Closing Date, that it will, as “originator” (as such term is defined for the purposes of each of the EU Securitisation Regulation and the UK Securitisation Framework), retain, upon issuance of the Notes continually and on an ongoing basis, for as long as the [Offered] Notes remain outstanding, a material net economic interest (the “Retained Interest”) in the securitisation transaction described in this prospectus, in the form specified in paragraph (d) of Article 6(3) of the EU Securitisation Regulation and the form specified in each of paragraph (1)(d) of SECN 5.2.8R and paragraph (d) of Article 6(3) of Chapter 2 of the PRASR, in each case for the purposes of the UK Securitisation Framework, by holding and continuing to hold (i) indirectly, all the limited liability company interests in the Depositor (being a special purpose entity and not an operating company), either directly or indirectly through one or more wholly-owned subsidiaries of the Sponsor (each being a special purpose entity and not an operating company), the Depositor in turn retaining the Certificates to be issued by the Issuing Entity, and (ii) the residual interest in the Reference Pool, such Certificates and interest collectively representing at least [5]% of the aggregate Securitization Value of the Units in the Reference Pool.

However, except as described herein, no party to the transaction described in this prospectus will undertake, or intends, to take or refrain from taking any action with regard to such transaction in a manner prescribed or contemplated by the EU Securitisation Rules or the UK Securitisation Rules, or to take any other action for the purposes of, or in connection with, facilitating or enabling compliance by any person with the EU Investor Due Diligence Requirements, the UK Investor Due Diligence Requirements or any other law or regulation now or hereafter in effect in the EU, the EEA or the UK in relation to risk retention, due diligence and monitoring, credit granting standards, transparency or any other conditions with respect to investments in securitization transactions. In particular, without limitation, no such person will undertake, or intends, to comply with the EU Transparency Requirements or to make available any additional information or reporting in connection with the EU Investor Due Diligence Requirements or the UK Investor Due Diligence Requirements with respect to verification that the originator, sponsor or SSPE has made and/or will make available information in respect of the relevant transaction.

Each prospective investor in the [Offered] Notes that is an EU Affected Investor or a UK Affected Investor should independently assess and determine whether, and to what extent, the agreement by World Omni to retain the Retained Interest as described in this prospectus and the information provided in this prospectus, in the monthly reports to Noteholders or otherwise available to or to be provided to Noteholders, are or will be sufficient for the purposes of such prospective investor’s compliance with the applicable Investor Due Diligence Requirements and/or any corresponding national measures that may be relevant and/or with any other applicable legal, regulatory or other requirements.

Any failure by an EU Affected Investor to comply with the EU Investor Due Diligence Requirements or by a UK Affected Investor to comply with the UK Investor Due Diligence Requirements, in either case with respect to an investment in the Notes, may result in the imposition of a penalty regulatory capital charge on that investment or other regulatory sanctions and/or remedial measures being imposed or taken by such investor’s regulatory authority. The EU Securitisation Rules, the UK Securitisation Rules and any changes to the regulation or regulatory treatment of the Notes for some or all investors may negatively impact the regulatory position of Noteholders or prospective investors and have an adverse impact on the value and liquidity of the Notes. Prospective investors are responsible for and should analyze their own, legal and regulatory position, and are encouraged to consult with their own investment and legal advisors, regarding the scope and application of, and compliance with, the EU Investor Due Diligence Requirements or the UK Investor Due Diligence Requirements, as applicable, and any other applicable regulations, and the suitability of the Notes for investment.

See “Risk Factors—Risks Relating to Certain Regulatory and Other Material Legal Aspects of the Units—Requirements for Certain European Union and United Kingdom Regulated Investors” and “EU Securitisation Regulation and UK Securitisation Framework” in this prospectus for more information.]

[Insert for transactions not structured to comply with any aspect of EU or UK Credit Risk Retention: EU and UK Credit Risk Retention

None of the Sponsor, the Depositor, the Servicer, the Issuing Entity or the underwriters, their respective affiliates nor any other party to the transactions described in this prospectus makes any representation or agreement that it intends or is required under the transaction documents to retain a material net economic interest in the securitization constituted by the issuance of the [Offered] Notes in a manner that would satisfy the requirements of (i) the EU Securitisation Regulation or (ii) the UK Securitisation Framework.

None of the Sponsor, the Depositor, the Servicer, the Issuing Entity or the underwriters, their respective affiliates nor any other party to the transactions described in this prospectus undertakes to take any other action or refrain from taking any action prescribed or contemplated in, or for purposes of, or in connection with, compliance by any investor with any requirement of, the EU Securitisation Regulation or the UK Securitisation Framework.

The arrangements described under “U.S. Credit Risk Retention” have not been structured with the objective of ensuring compliance with the requirements of the EU Securitisation Regulation or the UK Securitisation Framework by any person. Consequently, the [Offered] Notes may not be a suitable investment for investors who are subject to the EU Securitisation Regulation or the UK Securitisation Framework. As a result, the price and liquidity of the [Offered] Notes in the secondary market may be adversely affected.

Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own investment and legal advisors regarding the suitability of the Notes for investment and the scope, applicability of, and compliance with the EU Securitisation Regulation, the UK Securitisation Framework and any other existing or future similar regimes in any relevant jurisdictions or other applicable regulations.

For more information regarding the EU Securitisation Regulation and the UK Securitisation Framework, see “Underwriting” below.]

Summary of Risk Factors [Will not exceed two pages on any given transaction]

The following summary is a concise description of some of the material risks applicable to this transaction. For this reason, the summary does not contain all the information that may be important to you and does not purport to summarize all the risks applicable to your investment. You should carefully read and consider the risk factors set forth under “Risk Factors,” as well as all other information contained in this prospectus.

Risks Relating to the Notes and the Structure of the Transaction

The Notes are subject to certain risks related to the structure of the transaction and characteristics of the Notes as asset-backed securities which may lead to payment delays, shortfalls or losses on your [Offered] Notes, including due to factors such as, but not limited to:

•	the limited Pool of trust assets and sources of funds available to make payments on the Notes constituting the trust property;

•	subordination of the more junior classes of Notes to the more senior classes of Notes,

•	actions by the “Controlling Securities” that may be adverse to the interests of the holders of the junior classes of Notes;

•	the failure to pay interest on the junior classes of Notes will not be an Event of Default while the Controlling Securities remain outstanding;

•	delays or losses on your [Offered] Notes due to payment priorities;

•	[retention by the Depositor of one or more classes of the Notes;][and]

•	[the unknown allocation of the aggregate initial principal amount of the Notes prior to pricing;][and]

•	[the unknown allocation of principal amount between any class of Notes with a combination of fixed and Floating Rate Notes;][and]

•	[uncertainty regarding the Benchmark rate;][and]

•	[negative Benchmark rates;][and]

•	[failure by the [swap][cap] counterparty to make payments to the Issuing Entity or losses suffered under any such agreements;][and]

•	[the Issuing Entity not entering into any interest rate hedge agreement in connection with any Floating Rate Notes;][and]

•	[failure by the reserve account letter of credit bank to honor a draw on the reserve account letter of credit;][and]

•	[prepayment of principal on your Notes from distributions of amounts in the [Pre-Funding Account][Accumulation Account] due to lack of allocation of additional Units;][and]

•	[adverse characteristics of subsequent Units allocated during the [Pre-Funding Period][Revolving Period][.][;]][and]

•	[differences between the statistical discount rate and the specified discount rate determined at pricing;] and

•	redemption of the Exchange Note by the Servicer.

Risks Relating to the Units, the Related Leased Vehicles and the Lessees

The Notes are subject to certain risks related to the performance of the leases, other trust property, and financial condition of the lessees which may lead to payment delays, shortfalls or losses on your [Offered] Notes, including due to factors such as, but not limited to:

•	insufficient collections due to poor performance of the leases, deteriorating financial circumstances of individual lessees, or other factors;

•	unpredictable rates of prepayments of the leases or prepayment of the Notes due to an Event of Default;

•	the concentration of the Reference Pool to certain models of leased vehicles;

•	lower than expected resale value of previously leased vehicles and other factors in the used car market;

•	high amounts of vehicle turn-ins;

•	high amounts of vehicle recalls; and

•	lack of or inadequate insurance on the leased vehicles.

Risks Relating to the Transaction Parties

The Notes are subject to certain risks related to the transaction parties involved in the transaction which may lead to payment delays, shortfalls or losses on your [Offered] Notes, including due to factors such as, but not limited to:

•	a bankruptcy filing of World Omni, the Depositor, the Initial Beneficiary, the QI or the Titling Trust;

•	the termination of, or the failure to renew, the distributor agreement between Southeast Toyota Distributors, LLC and Toyota Motor Sales, U.S.A., Inc.;

•	the ability of the Servicer to commingle collections with its own funds and use them at its own risk and for its own benefit for specified periods of time in accordance with the transaction documents; and

•	a security breach or cyber-attack affecting World Omni’s business and ability to perform its obligations under the trust documents.

Risks Relating to Economic Conditions and Other External Factors

The Notes are subject to certain risks related to general, macroeconomic conditions, and other external factors such as natural catastrophes and pandemics which may lead to payment delays, shortfalls or losses on your [Offered] Notes, adversely affect the resale value of your [Offered] Notes and/or limit your ability to resell your [Offered] Notes, including due to factors such as, but not limited to:

•	downturns in general economic conditions, including high levels of unemployment, high interest rates, high fuel and energy prices and low consumer confidence in the economy;

•	the geographic concentration of the lessees in certain states which may be more adversely affected by natural catastrophes or economic conditions than others;

•	the absence of a secondary market for your Notes or an insufficiently liquid secondary market for your [Offered] Notes[;] [and]

•	[the failure of the transaction and the Notes to meet the requirements of certain environmentally or sustainability focused investors;] and

•	the impact of climate change and regulatory requirements on World Omni’s business.

Risks Relating to Certain Regulatory and Other Material Legal Aspects of the Units

The Notes are subject to certain risks related to certain federal, state and local, legal and regulatory developments affecting the transaction parties and the collectability of the leases which may lead to payment delays, shortfalls or losses on your [Offered] Notes, including due to factors such as, but not limited to:

•	[while the Sponsor will retain a material net economic interest in the transaction, the transaction is not structured to comply with the investor due diligence requirements, the reporting requirements or any other aspect of either the EU Securitisation Regulation (as defined below) or the UK Securitisation Framework (as defined below) and their related rules;]

•	the Dodd-Frank Wall Street Reform and Consumer Protection Act, other similar legislation or future legislation;

•	the impact of the Servicemembers Civil Relief Act and other similar state legislation on the Servicer’s ability to collect from lessees engaged in active military duty or other covered action;

•	federal and state consumer protection laws that regulate the creation, collection and enforcement of vehicle leases, or that may require termination of the lease or refunded payments to be made to the lessee;

•	the interests of other persons and competing claims in the Exchange Note, the leases and leased vehicles that could be superior to the Issuing Entity’s, the Titling Trust’s or the Closed-End Collateral Agent’s interests;

•	ERISA liens that may be superior to the lien of the Closed-End Collateral Agent if its interests in the Units and the Exchange Note are not properly perfected; and

•	state vicarious liability laws that may be held to not be preempted by the federal Transportation Act and related judgment liens that may be superior to the lien of the Closed-End Collateral Agent if its interests in the Exchange Note and the Units are not properly perfected.

General Risks Relating to the Transaction

The Notes are subject to certain general risks applicable to transactions of this nature which may lead to payment delays, shortfalls or losses on your [Offered] Notes, including due to factors such as, but not limited to:

•	prepayment, reinvestment, the complexity of the transaction structure, default and market risk, the tax consequences of an investment and the interaction of these factors;

•	a withdrawal or downgrade of the initial ratings on the Notes, or any adverse changes to a rating agency hired by the Sponsor to rate the Notes, and the issuance of unsolicited ratings on your [Offered] Notes;

•	limitations on your ability to exercise your rights directly due to the lack of a physical note; and

•	potential delays of your receipt of principal and interest payments from the Indenture Trustee due to payments on the Notes being made through DTC.

RISK FACTORS

You should carefully consider the following risks for the Notes before making an investment decision. In particular, distributions on your Notes will depend on payments received on and other recoveries with respect to the leases in the Reference Pool. Therefore, you should carefully consider the risk factors relating to the leases and the leased vehicles.

Your investment could be materially and adversely affected if any of the following risks are realized.

risks relating to the Notes and the STRuCture of the transaction
You Must Rely For Repayment Only Upon the Issuing Entity’s Assets, Which May Not Be Sufficient to Make Full Payments On Your Notes.	Your Notes represent obligations of the Issuing Entity. Your Notes will not represent an interest in or obligation of World Omni Auto Leasing LLC, World Omni LT, Auto Lease Finance LLC, World Omni, the Indenture Trustee, the Owner Trustee or any other person. Distributions on any class of Notes will depend solely on the amount and timing of payments on the Exchange Note held by the Issuing Entity, which payments depend almost exclusively on the amount and timing of payments and other collections in respect of the leases in the related Reference Pool of the Titling Trust and the credit enhancement for the Notes specified in this prospectus. World Omni Auto Leasing LLC cannot assure you that these amounts, together with other payments and collections in respect of the related leases, will be sufficient to make full and timely distributions on the Exchange Note and any Notes. The Notes, the Exchange Note and the leases will not be insured or guaranteed, in whole or in part, by the United States, any other governmental entity, any provider of credit enhancement or by any other person.
[Class B Notes [[,][and] Class C Notes[,]] [[and] Class D Notes[,]] [[and] Class E Notes[,]] [and Class F Notes]] are Subject to Greater Risk Because of Their Subordination.]

[The Class B Notes bear greater risks than the Class A Notes because payments of interest on and principal of the Class B Notes are subordinated, to the extent described in “Description of the Notes—Payments of Interest,” “Description of the Notes—Payments of Principal” and “Description of the Transaction Documents—Distributions on the Securities–Allocations and Distributions on the Securities” in this prospectus, to payments of interest on and principal of the Class A Notes.

[The Class C Notes bear greater risk than the Class A Notes and the Class B Notes because payments of interest on and principal of the Class C Notes are subordinated, to the extent described in “Description of the Notes—Payments of Interest,” “Description of the Notes—Payments of Principal” and “Description of the Transaction Documents—Distributions on the Securities–Allocations and Distributions on the Securities” in this prospectus, to payments of interest on and principal of the Class A Notes and the Class B Notes.]

[The Class D Notes bear greater risk than the Class A Notes, the Class B Notes and the Class C Notes because payments of interest on and principal of the Class D Notes are subordinated, to the extent described in “Description of the Notes—Payments of Interest,” “Description of the Notes—Payments of Principal” and “Description of the Transaction Documents—Distributions on the Securities–Allocations and Distributions on the Securities” in this prospectus, to payments of interest on and principal of the Class A Notes, the Class B Notes and the Class C Notes.]

[The Class E Notes bear greater risk than the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes because payments of interest on and principal of the Class E Notes are subordinated, to the extent described in “Description of the Notes—Payments of Interest,” “Description of the Notes—Payments of Principal” and “Description of the Transaction Documents—Distributions on the Securities–Allocations and Distributions on the Securities” in this prospectus, to payments of interest on and principal of the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes.]

[The Class F Notes bear greater risk than the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes because payments of interest on and principal of the Class F Notes are subordinated, to the extent described in “Description of the Notes—Payments of Interest,” “Description of the Notes—Payments of Principal” and “Description of the Transaction Documents—Distributions on the Securities–Allocations and Distributions on the Securities” in this prospectus, to payments of interest on and principal of the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes.]

[Interest payments on the Class B Notes on each Payment Date will be subordinated to servicing fees and administration fees due, [payments to the Asset Representations Reviewer, if any,] interest payments on the Class A Notes, and principal payments to the Class A Notes to the extent the aggregate outstanding principal amount of the Class A Notes as of the day immediately preceding the related Payment Date exceeds the aggregate Securitization Value as of the last day of the related Collection Period. [Interest payments on the Class C Notes on each Payment Date will be subordinated to servicing fees and administration fees due, [payments to the Asset Representations Reviewer, if any,] interest payments on the Class A Notes and the Class B Notes, and principal payments to the Class A Notes and the Class B Notes to the extent the aggregate outstanding principal amount of the Class A Notes and the Class B Notes as of the day immediately preceding the related Payment Date exceeds the aggregate Securitization Value as of the last day of the related Collection Period.] [Interest payments on the Class D Notes on each Payment Date will be subordinated to servicing fees and administration fees due, [payments to the Asset Representations Reviewer, if any,] interest payments on the Class A Notes, the Class B Notes and the Class C Notes, and principal payments to the Class A Notes, the Class B Notes and the Class C Notes to the extent the aggregate outstanding principal amount of the Class A Notes, the Class B Notes and the Class Notes immediately preceding the related Payment Date exceeds the aggregate Securitization Value as of the last day of the related Collection Period.] [Interest payments on the Class E Notes on each Payment Date will be subordinated to servicing fees and administration fees due, [payments to the Asset Representations Reviewer, if any,] interest payments on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes, and principal payments to the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes to the extent the aggregate outstanding principal amount of the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes immediately preceding the related Payment Date exceeds the aggregate Securitization Value as of the last day of the related Collection Period.] [Interest payments on the Class F Notes on each Payment Date will be subordinated to servicing fees and administration fees due, [payments to the Asset Representations Reviewer, if any,] interest payments on the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes, and principal payments to the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes to the extent the aggregate outstanding principal amount of the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes immediately preceding the related Payment Date exceeds the aggregate Securitization Value as of the last day of the related Collection Period.]

In addition, in the event the Notes are declared to be due and payable after the occurrence of an Event of Default [resulting from the failure to make a payment on the Notes], unless such Event of Default has been waived or rescinded, no interest will be payable to the Class B Notes until all principal of and interest on the Class A Notes have been paid in full[,] [[and] no interest will be payable to the Class C Notes until all principal of and interest on the Class A Notes and the Class B Notes have been paid in full[.][,] [[and] no interest will be payable to the Class D Notes until all principal of and interest on the Class A Notes, the Class B Notes and the Class C Notes have been paid in full[.][,]] [[and] no interest will be payable to the Class E Notes until all principal of and interest on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have been paid in full[.][,] [and no interest will be payable to the Class F Notes until all principal of and interest on the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes have been paid in full.]

[Principal payments on the Class B Notes will be subordinated in priority to the Class A Notes, as described in “Description of the Notes—Payments of Principal” in this prospectus. No principal will be payable on the Class B Notes until all principal of the Class A Notes has been paid in full. In addition, principal payments on the Class B Notes will be subordinated to payments of interest on the Class A Notes and the Class B Notes. See “Description of the Notes—Payments of Principal” in this prospectus.] [Principal payments on the Class C Notes will be subordinated in priority to the Class A Notes and the Class B Notes, as described in “Description of the Notes—Payments of Principal” in this prospectus. No principal will be payable on the Class C Notes until all principal of the Class A Notes and the Class B Notes has been paid in full. In addition, principal payments on the Class C Notes will be subordinated to payments of interest on the Class A Notes, the Class B Notes and the Class C Notes. See “Description of the Notes—Payments of Principal” in this prospectus.] [Principal payments on the Class D Notes will be subordinated in priority to the Class A Notes, the Class B Notes and the Class C Notes, as described in “Description of the Notes—Payments of Principal” in this prospectus. No principal will be payable on the Class D Notes until all principal of the Class A Notes, the Class B Notes and the Class C Notes has been paid in full. In addition, principal payments on the Class D Notes will be subordinated to payments of interest on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes. See “Description of the Notes—Payments of Principal” in this prospectus.] [Principal payments on the Class E Notes will be subordinated in priority to the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes, as described in “Description of the Notes—Payments of Principal” in this prospectus. No principal will be payable on the Class E Notes until all principal of the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes has been paid in full. In addition, principal payments on the Class E Notes will be subordinated to payments of interest on the Class A Notes, the Class B

Notes, the Class C Notes, the Class D Notes and the Class E Notes. See “Description of the Notes—Payments of Principal” in this prospectus.] [Principal payments on the Class F Notes will be subordinated in priority to the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes, as described in “Description of the Notes—Payments of Principal” in this prospectus. No principal will be payable on the Class F Notes until all principal of the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes has been paid in full. In addition, principal payments on the Class F Notes will be subordinated to payments of interest on the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes, the Class E Notes and the Class F Notes. See “Description of the Notes—Payments of Principal” in this prospectus.]

[This subordination could result in reduced or delayed payments of principal of and interest on the Class B Notes[,] [[and] the Class C Notes][,]] [[and] the Class D Noes[,]] [[and] the Class E Notes] [and the Class F Notes.]]

Holders of the Class B Notes [[,][and] the Class C Notes[,]] [[and] the Class D Notes[,]] [[and] the Class E Notes[,]] [and the Class F Notes]] May Suffer Losses Because They Have Limited Control Over Actions of the Issuing Entity and Conflicts Between Classes of Notes May Occur.]

[The Class A Notes will be the “Controlling Securities” under the indenture while any Class A Notes are outstanding. Only after the Class A Notes have been paid in full will the Class B Notes be the Controlling Securities[[,] [and] only after the Class A Notes and the Class B Notes have been paid in full will the Class C Notes be the Controlling Securities[.][,]] [[and] only after the Class A Notes, the Class B Notes and the Class C Notes have been paid in full will the Class D Notes be the Controlling Securities[.][,]] [[and] only after the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have been paid in full will the Class E Notes be the Controlling Securities[.][,]] [and only after the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes have been paid in full will the Class F Notes be the Controlling Securities.]]

[The rights of the Controlling Securities will include the following:

•            following an Event of Default, to direct the Indenture Trustee to exercise one or more of the remedies specified in the indenture relating to the property of the Issuing Entity;

•            to remove the Indenture Trustee and appoint a successor; and

•            to consent to certain other actions specified in the indenture.]

[In exercising any rights or remedies under the indenture, the Controlling Securities may act solely in their own interests. Therefore, holders of the Class B Notes [[,][and] the Class C Notes[,]] [[and] the Class D Notes[,]] [[and] the Class E Notes[,]] [and the Class F Notes]] that are subordinated to the Controlling Securities will not be able to participate in the determination of any proposed actions that are within the purview of the Controlling Securities, and the Controlling Securities could take actions that would adversely affect the holders of the Class B Notes [[,][and] the Class C Notes[,]] [[and] the Class D Notes[,]] [[and] the Class E Notes[,]] [and the Class F Notes].]

[The Failure to Pay Interest on the Class B Notes Will Not Be an Event of Default While the Class A Notes Remain Outstanding[,] [[and] the Failure to Pay Interest on the Class C Notes Will Not Be an Event of Default While the Class A Notes and the Class B Notes Remain Outstanding[.][,]] [[and] the Failure to Pay Interest on the Class D Notes Will Not Be an Event of Default While the Class A Notes, the Class B Notes and the Class C Notes Remain Outstanding[.][,]] [[and] the Failure to Pay Interest on the Class E Notes Will Not Be an Event of Default While the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes Remain Outstanding[.][,]] [and the Failure to Pay Interest on the Class F Notes Will Not Be an Event of Default While the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes Remain Outstanding.]]	[The indenture provides that, while the Class A Notes remain outstanding, failure to pay interest when due on the Class B Notes will not be an Event of Default under the indenture[,] [and, while the Class A Notes and the Class B Notes remain outstanding, failure to pay interest when due on the Class C Notes will not be an Event of Default under the indenture[.][,]] [[and,] while the Class A Notes, the Class B Notes and the Class C Notes remain outstanding, failure to pay interest when due on the Class D Notes will not be an Event of Default under the indenture[.][,]] [[and,] while the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes remain outstanding, failure to pay interest when due on the Class E Notes will not be an Event of Default under the indenture[.][,]] [and, while the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes remain outstanding, failure to pay interest when due on the Class F Notes will not be an Event of Default under the indenture.]] Under these circumstances, the holders of the Class B Notes[,] [[and] the Class C Notes][,] [[and] the Class D Notes][,] [[and] the Class E Notes][,] [and the Class F Notes] will not have any right to declare an Event of Default, to cause the maturity of the Notes to be accelerated or to direct or consent to any action under the indenture.]

Payment Priorities May Increase Risk of Loss or Delay in Payment to Certain Notes.

Because the principal of each class of Notes generally will be paid sequentially, (i) classes of Class A Notes that have higher numerical class designations will generally be outstanding longer than classes of Class A Notes that have lower numerical class designations, and, therefore, will be exposed to greater risk of losses on the Units during the period after Class A Notes with lower numerical designations have been receiving most or all amounts payable on such Notes, and after a disproportionate amount of credit enhancement may have been applied and not replenished[,] [and] (ii) Class B Notes will generally be outstanding longer than the Class A Notes, and, therefore, will be exposed to greater risk of losses on the Units during periods after the Class A Notes have been receiving most or all amounts payable on such Notes, and after a disproportionate amount of credit enhancement may have been applied and not replenished[.][,] [and] [(iii) Class C Notes will generally be outstanding longer than the Class A Notes and the Class B Notes, and, therefore, will be exposed to greater risk of losses on the Units during periods after the Class A Notes and the Class B Notes have been receiving most or all amounts payable on such Notes, and after a disproportionate amount of credit enhancement may have been applied and not replenished[.][,] [and] [(iv) Class D Notes will generally be outstanding longer than the Class A Notes, the Class B Notes and the Class C Notes, and, therefore, will be exposed to greater risk of losses on the Units during periods after the Class A Notes, the Class B Notes and the Class C Notes have been receiving most or all amounts payable on such Notes, and after a disproportionate amount of credit enhancement may have been applied and not replenished[.][,] [and] [(v) Class E Notes will generally be outstanding longer than the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes, and, therefore, will be exposed to greater risk of losses on the Units during periods after the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have been receiving most or all amounts payable on such Notes, and after a disproportionate amount of credit enhancement may have been applied and not replenished[.][,] [ and (vi) Class F Notes will generally be outstanding longer than the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes, and, therefore, will be exposed to greater risk of losses on the Units during periods after the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes and the Class E Notes have been receiving most or all amounts payable on such Notes, and after a disproportionate amount of credit enhancement may have been applied and not replenished.]]

Further, even if there is an Event of Default and subsequent acceleration of the Notes, principal payments will be made [first [to the holders of the Class A Notes, pro rata, based upon the respective unpaid principal amount of each such class of Notes until they are paid in full][to the holders of the Class A-1 Notes[, pro rata among any Class A-1a Notes and any Class A-1b Notes, as applicable,] until they are paid in full][to the holders of each class of the Notes, pro rata, based on the outstanding principal amount of each such class, until they are paid in full][, then to the Class B Notes[, pro rata among any Class Ba Notes and any Class Bb Notes, as applicable,] until they have been paid in full][, [and] then to the Class C Notes[, pro rata among any Class Ca Notes and any Class Cb Notes, as applicable,] until they have been paid in full][, [and] then to the Class D Notes[, pro rata among any Class Da Notes and any Class Db Notes, as applicable,] until they have been paid in full][, [and] then to the Class E Notes[, pro rata among any Class Ea Notes and any Class Eb Notes, as applicable,] until they have been paid in full][, and then to the Class F Notes[, pro rata among any Class Fa Notes and any Class Fb

Notes, as applicable,] until they have been paid in full.]] As a result, the yields of the [Class A-2 Notes, the Class A-3 Notes, the Class A-4 Notes [,][and]] [the Class B Notes[,]] [[and] the Class C Notes[,]] [[and] the Class D Notes[,]] [[and] the Class E Notes[,]] [and the Class F Notes], as compared to the yield on the Class [A][A-1] Notes, will be relatively more sensitive to losses on the Units and the timing of such losses. If the actual rate and amount of losses exceeds historical levels, and if the available overcollateralization and available amounts from the [Risk Retention] Reserve Account [or reserve account letter of credit] are insufficient to cover the resulting shortfalls, the yield to maturity on your Notes may be lower than anticipated, and you could suffer a loss.
The Depositor or One or More Affiliates Thereof May Initially Retain All or a Portion of One or More Classes of the Notes on the [Initial] Closing Date, Which May Reduce the Liquidity of Your Class [●] Notes, as applicable, and Subsequent Sales of any Such Retained Notes May Adversely Affect Their Market Price and Your Voting Power.]	[The amount of each class of [Offered] Notes sold to investors as contemplated by this prospectus, and the amount of the Retained Notes, if any, may not be known until the day of pricing. Therefore, investors should not expect further disclosure of this matter prior to their entering into commitments to purchase Notes of any class. A significant reduction in liquidity in the secondary market for your Class [●] Notes may result if the Depositor or one or more affiliates thereof retain a large principal amount of such Notes. In addition, if any Retained Notes are subsequently sold in the secondary market, the demand for and market price of Notes already in the market could be adversely affected and the voting power of the Noteholders of the outstanding Notes may be diluted.]
[Risks Associated With Unknown Aggregate Initial Principal Amount of the Notes Prior to Pricing.]	[Whether the Issuing Entity will issue Notes with an aggregate initial principal amount of $[●] or $[●] is not expected to be known until the day of pricing. The Depositor will make the determination regarding the aggregate initial principal amount of the Notes based on, among other considerations, market conditions at the time of pricing. The size of a class of Notes may affect liquidity of that class, with smaller classes potentially being less liquid than a larger class. In addition, if your class of Notes is larger than you expected, then you will hold a smaller percentage of that class of Notes and the voting power of your Notes will be diluted.]
[Risks Associated With Unknown Allocation Between Class [●][-[●]]a Notes and Class [●][-[●]]b Notes [and the Class A-2 Notes and the Class A-3 Notes] Prior to Pricing.]

[The allocation of the principal amount between any Class [●][-[●]]a Notes and any Class [●][-[●]]b Notes [and any Class A-2 Notes and any Class A-3 Notes] may not be determined until the day of pricing. Therefore, investors should not expect disclosure of this allocation prior to their entering into commitments to purchase these classes of Notes.

The higher the initial principal amount of the floating rate Class [●][-[●]]b Notes, the greater the Issuing Entity’s exposure will be to increases in the floating rate payable on the Class [●][-[●]]b Notes. See ”Risk Factors—Risks Relating to the Notes and Structure of the Transaction—The Issuing Entity May Issue Floating Rate Class [●] Notes, but the Issuing Entity Will Not Enter into any Interest Rate [Swaps][Caps] and You May Suffer Losses on Your Notes if Interest Rates Rise” in this prospectus.

Moreover, a reduction in liquidity in the secondary market for any Class [●][-[●]]a Notes or Class [●][-[●]]b Notes may result if the Class [●][-[●]]a Notes or Class [●][-[●]]b Notes, if any, have a small principal amount as compared to the Class [●][-[●]]b Notes or Class [●][-[●]]a Notes, respectively.]

[The Issuing Entity May Issue Floating Rate Class [●] Notes, but the Issuing Entity Will Not Enter into any Interest Rate [Swaps][Caps] and You May Suffer Losses on Your Notes if Interest Rates Rise.]

[NOTE: If Floating Rate Notes are offered, the applicable prospectus will disclose the terms of the specific Benchmark that will be used to determine interest payments for such Floating Rate Notes.] [NOTE: The actual Benchmark in any given transaction may also be a market rate other than as recommended by ARRC or referenced below.] [The Exchange Note held by the Issuing Entity will bear interest at a fixed rate while any Floating Rate Notes will bear interest at a floating rate based on the SOFR Rate (or the then-current Benchmark) plus the applicable spread. The Issuing Entity will not enter into any interest rate swaps or other derivative transactions in connection with the issuance of any Floating Rate Notes.]

If the floating rate payable by the Issuing Entity in respect of any Floating Rate Notes is substantially greater than the fixed rate received on the Exchange Note, the Issuing Entity may not have sufficient funds to make payments on the Notes, including such Floating Rate Notes. If the Issuing Entity does not have sufficient funds to make required payments on the Notes, you may experience delays or reductions in the interest and principal payments on your Notes.

If the SOFR Rate (or the then-current Benchmark) rises or other conditions change materially after the issuance of the Notes, you may experience delays or reductions in interest and principal payments on your Notes. The Issuing Entity will make payments on any Floating Rate Notes out of its generally Available Funds. Therefore, an increase in the SOFR Rate (or the then-current Benchmark) would reduce the amounts available for distribution to holders of all Notes, not just the holders of any Floating Rate Notes.]

[Uncertainty About [the Applicable Benchmark] May Adversely Affect the Class [•][-[•]]b Notes.

[NOTE: If Floating Rate Notes are offered, the applicable prospectus will disclose the terms of the specific Benchmark that will be used to determine interest payments for such Floating Rate Notes.] [NOTE: The actual Benchmark in any given transaction may also be a market rate other than as recommended by ARRC or referenced below.] [The interest rates to be borne by the Floating Rate Notes are based on a spread over SOFR. SOFR is a relatively new market rate that is still under development and may ultimately not be widely used as a benchmark rate.

SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities, and has been published by the FRBNY since April 2018. SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through The Fixed Income Clearing Corporation’s delivery-versus-payment service. The FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of DTC. The FRBNY states on its publication page for SOFR that the use of SOFR is subject to important limitations and disclaimers, including that the FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

SOFR is published by the FRBNY based on data received from sources outside of the Sponsor’s, the Issuing Entity’s and any other transaction party’s control or direction and none of the Sponsor, the Issuing Entity or any other transaction party has control over its determination, calculation or publication. The activities of the FRBNY may directly affect prevailing SOFR rates in ways the Sponsor, the Issuing Entity or any other transaction party is unable to predict. There can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of the holders of the Floating Rate Notes. Potential investors should not rely on any historical changes or trends in SOFR as an indicator of future changes or trends in SOFR. If the manner in which SOFR is calculated is changed or if SOFR is discontinued, that change or discontinuance may result in a reduction of the amount of interest payable on and the trading prices of the Floating Rate Notes.

If market dynamics change such that SOFR is no longer widely used as a benchmark in securities that are similar or comparable to the Floating Rate Notes, the return on and value of the Floating Rate Notes and the trading price of the Floating Rate Notes may be lower than those of securities that are linked to benchmark rates that are more widely used. Similarly, market terms for floating-rate debt securities linked to the return on and value of the Floating Rate Notes may evolve over time, and trading prices of the Floating Rate Notes may be lower than those of later-issued SOFR-based debt securities as a result. Investors in the Floating Rate Notes may not be able to sell the Floating Rate Notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk. Ultimately, the most widely used benchmark may be a rate other than the SOFR Rate, as there are competing benchmark developments and the SOFR Rate may prove not to be the predominant or widely used benchmark rate for floating rate notes.

Additionally, the composition and characteristics of SOFR are not the same as those of the London interbank offered rate (“LIBOR”), which has been discontinued, and other floating interest benchmark rates. SOFR is different from LIBOR in certain respects, including, without limitation, that SOFR is a secured rate, while LIBOR was an unsecured rate and SOFR is an overnight rate, while LIBOR was a forward-looking rate that represents interbank funding over different maturities (e.g., one month). Additionally, since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as LIBOR. Although changes in Compounded SOFR generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the Floating Rate Notes may fluctuate more than floating rate debt securities that are linked to less volatile rates. As a result, there can be no assurance that SOFR will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.]

[Effects of the Administration of SOFR and a Benchmark Transition Event May Adversely Affect the [Offered] Notes.	[NOTE: If Floating Rate Notes are offered, the applicable prospectus will disclose the terms of the specific Benchmark that will be used to determine interest payments for such Floating Rate Notes.] [NOTE: The actual Benchmark in any given transaction may also be a market rate other than as recommended by ARRC or referenced below.] The FRBNY began to publish, in March 2020, compounded averages of SOFR, which are used to determine compounded SOFR. The interest rate on the Floating Rate Notes will initially be based on the SOFR Rate plus the applicable spread. The SOFR Rate will be based on Compounded SOFR.

Under certain circumstances, as described under “Description of the Notes — Payments of Interest” in this prospectus, if the Administrator (on behalf of the Issuing Entity) has determined prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the interest rate of the Floating Rate Notes may cease to be based upon SOFR and instead be based upon the Benchmark Replacement.

The alternative rate of interest on the Floating Rate Notes will be determined in the following order: (a) based on the alternative rate of interest that has been selected or recommended by the relevant governmental body, (b) based on an ISDA fallback rate and (c) based on an alternative rate selected by the Administrator (on behalf of the Issuing Entity), in each case, together with any Benchmark Replacement Adjustment. If a particular Benchmark Replacement or related Benchmark Replacement Adjustment cannot, in the sole discretion of the Administrator (on behalf of the Issuing Entity), be determined (including because such Benchmark Replacement or related Benchmark Replacement Adjustment is deemed not to be administratively feasible), then the next-available Benchmark Replacement or related Benchmark Replacement Adjustment will apply.

Further, the Administrator (on behalf of the Issuing Entity) may, from time to time, in its sole discretion, make Benchmark Replacement Conforming Changes (i.e., technical, administrative or operational changes) without the consent of Noteholders or any other person, which could change the methodology used to determine the SOFR Rate. The Issuing Entity can provide no assurance that the methodology to calculate Compounded SOFR will not be adjusted as described in the prior sentence and, if so adjusted, that the resulting interest rate will yield the same or similar economic results over the life of the Floating Rate Notes relative to the results that would have occurred had the interest rates been based on Compounded SOFR without such adjustment or that the market value will not decrease due to any such adjustment in methodology. Holders of the [Offered] Notes will not have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations.

It is possible that there will be limited interest in securities products based on Compounded SOFR, or in the implementations of Compounded SOFR with respect to the Floating Rate Notes. As a result, you should consider whether any future reliance on Compounded SOFR may adversely affect the market values and yields of the Floating Rate Notes due to potentially limited liquidity and resulting constraints on available hedging and financing alternatives.

Additionally, the Issuing Entity and the Administrator cannot anticipate how long it will take to develop the systems and processes necessary to adopt a specific Benchmark Replacement, which may delay and contribute to uncertainty and volatility surrounding any benchmark transition.

Although it is intended that the replacement of the then-current Benchmark will not be a taxable event for Noteholders of the Floating Rate Notes, we cannot provide any assurances that the IRS will not take a contrary view. There is no targeted IRS tax guidance regarding a possible change in the Benchmark as contemplated herein (as there was for transitions from LIBOR to non-LIBOR rates) and hence there is significant uncertainty regarding the U.S. federal income tax consequences of such a change. If the IRS treats a change in the then-current Benchmark of the Floating Rate Notes as a taxable event, Noteholders of the Floating Rate Notes may be required to recognize taxable gain or loss at that time. Holders of the Floating Rate Notes should consult with their own tax advisors regarding the potential consequences of the setting of an alternative Benchmark.]
[Failure by the [Swap][Cap] Counterparty to Make Payments to the Issuing Entity and the Seniority of Payments Owed to the Swap Counterparty Could Reduce or Delay Payments on the Notes.]

[As described further in the “Description of the Transaction Documents—Interest Rate Protection Agreement,” if the Issuing Entity issues any Floating Rate Notes, it [may] enter into one or more interest rate [swaps][caps] because the Exchange Note held by the Issuing Entity will bear interest at a fixed rate while the Floating Rate Notes, if any, will bear interest at a floating rate based on the SOFR Rate (or the then-current Benchmark).]

[During any period in which the amount based on the floating [the applicable benchmark]-based rate payable by the swap counterparty is substantially greater than the amount based on the fixed rate payable by the Issuing Entity, the Issuing Entity will be more dependent on receiving payments from the swap counterparty in order to make payments on the Notes. In addition, if the interest rate swaps are terminated, the swap counterparty may be obligated to make a termination payment to the Issuing Entity, which could be substantial.][During any period in which the amount of interest on any class or tranche of floating rate Notes based on the floating [the applicable benchmark]-based rate rise above the strike level on the interest rate cap, the Issuing Entity will be more dependent on receiving payments from the cap counterparty in order to make payments on the Notes. In addition, if the interest rate caps are terminated, the cap counterparty may be obligated to make a termination payment to the Issuing Entity, which could be substantial.] If the [swap][cap] counterparty fails to pay any amount due to the Issuing Entity, you may experience delays and/or reductions in the interest and principal payments on your Notes. [If the [swap][cap] counterparty fails to make a termination payment owing to the Issuing Entity, the Issuing Entity may not be able to enter into replacement interest rate [swaps][caps] [and to the extent that the interest rate on [the Floating Rate Notes] exceeds the fixed rate that the Issuing Entity would have been required to pay the swap counterparty under the interest rate swaps, the amount available to pay principal of and interest on the Notes will be reduced].]

[During any period in which the amount based on the floating rate payable by the swap counterparty is less than the amount based on the fixed rate payable by the Issuing Entity, the Issuing Entity will be obligated to make payments to the swap counterparty. In addition, if the interest rate swaps are terminated, the Issuing Entity may be obligated to make a termination payment to the swap counterparty, which could be substantial. The swap counterparty will have a claim on the assets of the Issuing Entity for the monthly swap payment amount due, if any, to the swap counterparty under the interest rate swaps. The swap counterparty’s claim other than with respect to termination payments may be higher than or equal in priority to payments on the Notes. If there is a shortage of funds available on any Payment Date, you may experience delays and/or reductions in interest and principal payments on your Notes.]

[A Decrease in [the Applicable Benchmark] Rates or the Benchmark Replacement Would Reduce the Rate of Interest on the Class [•] Notes.

[NOTE: If Floating Rate Notes are offered, the applicable prospectus will disclose the terms of the specific Benchmark that will be used to determine interest payments for such Floating Rate Notes.] [NOTE: The actual Benchmark in any given transaction may also be a market rate other than as recommended by ARRC or referenced below.] The interest rates to be borne by the Floating Rate Notes are based on a spread over the secured overnight financing rate (“SOFR”) as published by the Federal Reserve Bank of New York (“FRBNY”).

Changes in the SOFR Rate (or the then-current Benchmark) will affect the rate at which the Floating Rate Notes accrue interest and the amount of interest payments on the Floating Rate Notes. If the SOFR Rate (or the then-current Benchmark) decreases for an interest accrual period compared to the prior period, the rate at which the Floating Rate Notes accrue interest for such interest accrual period will be reduced by the amount by which the SOFR Rate (or the then-current Benchmark) decreases, provided that the interest rate on the Floating Rate Notes for any interest accrual period will not be less than 0.00%. A negative SOFR Rate (or the then-current Benchmark) rate could result in the interest rate applied to the Floating Rate Notes decreasing to 0.00% for the related interest accrual period.]

[Failure by the Reserve Account Letter of Credit Bank to Honor a Draw on the Reserve Account Letter of Credit May Result in Delayed Payments or Losses on Your Notes.]	[Rather than funding the [Risk Retention] Reserve Account with cash, the reserve account will be backed by a letter of credit issued by the reserve account letter of credit bank. If Available Funds are insufficient to make all of the distributions required on a Payment Date, under specified circumstances the Indenture Trustee will be entitled to draw on the reserve account letter of credit to funds those shortfalls. If the reserve account letter of credit bank fails to honor a draw on the reserve account letter of credit, you may experience delays and/or reductions in the interest and principal payments on your Notes.
[You May Experience Reduced Returns On Your Notes Resulting From Distribution of Amounts In the [Pre-Funding Account][Accumulation Account].]

[The Issuing Entity has a [Pre-Funding Account][Accumulation Account]. The [Depositor] will seek to cause additional Units to be allocated to the Reference Pool. The Issuing Entity will pay for the additional Units with funds on deposit in the [Pre-Funding Account][Accumulation Account].]

[You will receive as a prepayment of principal to you any amounts remaining in the [Pre-Funding Account][Accumulation Account] that have not been used to cause additional Units to be allocated to the Reference Pool [following the end of the Revolving Period]. This prepayment of principal could have the effect of shortening the weighted average life of your Notes. The inability of the [Depositor] to cause leases meeting the eligibility requirements to be allocated to the Reference Pool will increase the likelihood of a prepayment of principal. In addition, you will bear the risk that you may be unable to reinvest any principal prepayment at yields at least equal to the yield on the Notes.]

[Changes in Reference Pool Characteristics From Those of the Initial Reference Pool May Adversely Affect Collections on the Leases and Payments On Your Notes.]	[This prospectus describes only the characteristics of the leases in the initial Reference Pool as of the [Initial][Actual] Cutoff Date. If there is a [Pre-Funding Period][Revolving Period], the final Reference Pool as of the end of the [Pre-Funding Period][Revolving Period] will contain leases in addition to those included in the initial Reference Pool. As a result, the characteristics of the leases in the final Reference Pool as of the end of the [Pre-Funding Period][Revolving Period] may differ from those of the initial Reference Pool as of the [Initial][Actual] Cutoff Date.]

[Units originated or acquired by the Titling Trust after the [Initial][Actual] Cutoff Date may be acquired or originated based on criteria different from those that were applied to the leases in the initial Reference Pool and may be of a different credit quality and seasoning, which could adversely affect the amount collected on the leases. In addition, following the allocation of additional Units to the Reference Pool, the characteristics of the leases, including the composition of the leases, the distribution by contract rate, and geographic distribution may vary from those of the leases in the initial Reference Pool. We refer you to “The Reference Pool” in this prospectus. Since the weighted average life of the Notes will be influenced by the rate at which the lease payments are made, some of these variations will affect the weighted average life of the Notes. We refer you to “Prepayment and Yield Considerations–Weighted Average Life of the Securities” in this prospectus.]

[Availability of Additional Units During the [Pre-Funding Period][Revolving Period] Could Shorten the Average Life of the Notes.]

[[During the Revolving Period, the Issuing Entity will not make payments of principal on the Notes and, instead, the [Depositor] will seek to cause additional Units to be allocated to the Reference Pool.] [During the Pre-Funding Period, the [Depositor] will seek to cause additional Units to be allocated to the Reference Pool.] The allocation of these additional Units will lengthen the average life of the Notes compared to a transaction without a [Pre-Funding Period][Revolving Period]. However, [an unexpectedly high rate of collections on the leases during the Revolving Period,] a significant decline in the number of leases available for allocation to the Reference Pool or the inability of the [Depositor] to cause new leases to be allocated to the Reference Pool could affect the amount of additional leases that are allocated to the Reference Pool. If the Issuing Entity is unable to reinvest the amounts available in the [Pre-Funding Account][Accumulation Account] by the end of the [Pre-Funding Period][Revolving Period], then the average life of the Notes will shorten. You may not be able to reinvest the principal paid to you earlier than you expected at a rate of return that is equal to or greater than the rate of return on the Notes. Any reinvestment risks resulting from a faster or slower incidence of payments on the leases will be borne entirely by you.]

[Amounts allocable to principal payments on the Notes that are not used to cause additional Units to be allocated to the Reference Pool during the Revolving Period will be deposited into the Accumulation Account. Among other early amortization events, it will be an early amortization event if for consecutive Payment Dates, the amount in the Accumulation Account on any Payment Date during the Revolving Period is less than the excess of the outstanding principal amount of the Notes plus the overcollateralization target amount over the aggregate Securitization Value as of the last day of the related Collection Period. See “Description of the Transaction Documents—Revolving Period” in this prospectus. If an early amortization event happens, the Revolving Period will terminate and the Amortization Period will commence, shortening the average life of the Notes.]

[Risks Associated with the Statistical Discount Rate.	The initial aggregate principal amount of the Notes listed in this prospectus are based on the Initial Note Value as of the [Initial][Actual] Cutoff Date calculated using the Statistical Discount Rate. The actual aggregate initial principal amount of the Notes will be calculated using the Specified Discount Rate, which is based, in part, on the interest rates of the Notes and therefore may not be available prior to the pricing of the Notes. After determining the Specified Discount Rate and calculating the actual Initial Note Value as of the [Initial][Actual] Cutoff Date, the Issuing Entity may issue an initial aggregate principal amount of Notes that is up to [5]% greater than or less than the initial aggregate principal amount of the Notes set forth in this prospectus, however, the principal amount of a particular class of Notes may vary by more than [5]%.

The size of a class of Notes may affect liquidity of that class, with smaller classes being less liquid than a larger class may be. In addition, if your class of Notes is larger than you expected, then you may hold a smaller percentage of that class of Notes and the voting power of your Notes may be diluted. In addition, because the Specified Discount Rate may be different than the Statistical Discount Rate, the actual initial aggregate principal amount of Notes based on the Specified Discount Rate may vary somewhat from the initial aggregate principal amount of Notes described in this prospectus which are based on the Statistical Discount Rate.]

[Redemption Upon Optional Purchase.

The Servicer may, at its option, purchase the Exchange Note from the Issuing Entity on any Payment Date following the last day of any Collection Period on which the aggregate outstanding principal amount of the Notes is less than or equal to [5]% of the initial aggregate outstanding principal amount of the Notes on the [Initial] Closing Date.

On the Servicer’s purchase of the Exchange Note, your Notes will be redeemed and paid in full. As a result you may receive principal on your Notes earlier than you expected. An optional redemption will shorten the life of the Notes. Any reinvestment risks resulting from an optional redemption will be borne entirely by you. See “Prepayment and Yield Considerations—Weighted Average Life of the Securities” and “Description of the Notes—Redemption Upon Optional Purchase.”]

risks relating to the Units, the related leased vehicles and the lessees

You May Experience Reduced Returns and Delays On Your Notes Resulting From Changes in Delinquency Levels and Losses.	There can be no assurance that the historical levels of delinquencies and losses experienced by World Omni on its lease portfolio, or as reflected in the static Pool information attached hereto as Appendix [●], will be indicative of the performance of the leases included in the Reference Pool or that the levels will continue in the future. Delinquencies and losses could increase significantly for various reasons, including changes in the local, regional or national economies or due to other events. For more information, see “Risk Factors—Risks Relating to Economic Conditions and Other External Factors— The Return on Your Notes May be Reduced Due to Varying Economic Conditions and Other External Factors.”

The Timing of Principal Payments Is Uncertain and You May Suffer Losses or Reinvestment Risk if an Event of Default Occurs Under the Indenture.

The amount of distributions of principal on the Notes and the timing of when you receive those distributions depends on the rate of prepayments, defaults and early terminations relating to the leases, which cannot be predicted with certainty. Each of these early terminations and unscheduled payments will have the effect of shortening the average life of your Notes. In addition, you will bear the risk of slower principal payment due to delinquent payments by lessees.

If an Event of Default occurs under the indenture and the maturity dates of the Notes are accelerated, the Indenture Trustee may sell the Exchange Note and prepay the Notes before their respective legal final maturity dates.

You will bear any reinvestment risk resulting from a faster or slower rate of payment on the leases. You may not be able to reinvest any principal paid to you earlier than you expected at a rate of return that is equal to or greater than the rate of return on your Notes. You also may not be paid the principal amount of your Notes in full if the assets of the Issuing Entity are insufficient to pay the total principal amount of the Notes.

[The acceleration of the maturity dates of the Notes will change the priority of principal payments on the Notes. After an Event of Default [due to the failure to pay interest on or principal of any Notes when due and payable] occurs resulting in an acceleration of the maturity dates of the Notes under the indenture, distributions in respect of principal to holders of the Class A Notes will [not] be paid sequentially. Instead, following the payment of accrued and unpaid interest on the Notes, the Class A-1 Notes will be paid first, and the other classes of the Class A Notes will be paid proportionally, based on the outstanding principal amount of each class. No amounts will be paid on the Class B Notes following an acceleration until all the Class A Notes have been paid in full[,] [[and] no amounts will be paid on the Class C Notes following an acceleration until all the Class A Notes and the Class B Notes have been paid in full[.][,]] [[and] no amounts will be paid on the Class D Notes following an acceleration until all the Class A Notes, the Class B Notes and the Class C Notes have been paid in full[.][,]] [[and] no amounts will be paid on the Class E Notes following an acceleration until all the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have been paid in full[.][,]] [and no amounts will be paid on the Class F Notes following an acceleration until all the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes have been paid in full.]]

For more information about the risks described above, we refer you to “Prepayment and Yield Considerations—Weighted Average Life of the Securities” in this prospectus.

The Concentration of Leased Vehicles to Particular Models Could Negatively Affect the Pool Assets.	As of the [Initial][Actual] Cutoff Date, [if the aggregate initial principal amount of the Notes is $[●], [●], [●], [●], [●] and [●] represent approximately [●]%, [●]%, [●]%, [●]% and [●]% of the aggregate Securitization Value of the Pool, and the remaining approximately [●]% of the aggregate Securitization Value of the Pool as of the [Initial][Actual] Cutoff Date, represents all other Toyota-branded vehicles, and, if the aggregate initial principal amount of the Notes is $[●], [●], [●], [●], [●] and [●] represent approximately [●]%, [●]%, [●]%, [●]% and [●]% of the aggregate Securitization Value of the Pool, and the remaining approximately [●]% of the aggregate Securitization Value of the Pool, as of the [Initial][Actual] Cutoff Date, represents all other Toyota-branded vehicles]. Any adverse change in the value of a specific model type would reduce the proceeds received at disposition of a related leased vehicle. As a result, you may incur a loss on your investment.
Used Car Market Factors May Increase the Risk of Loss on Your Investment.

The used car market is affected by supply and demand, consumer tastes, economic factors and manufacturer decisions on pricing of new car models. For instance, introduction of a new model by Toyota or its affiliates may adversely impact the resale value of the existing portfolio of similar model types. In addition, the discontinuation of a model by Toyota or its affiliates may also adversely impact the resale value of that model or similar models. Discount pricing incentives or other marketing incentive programs on new cars by Toyota, its affiliates or by its competitors, or by Southeast Toyota Distributors, LLC or World Omni, that effectively reduce the prices of new cars may have the effect of reducing demand by consumers for used cars. Other factors that are beyond the control of the Issuing Entity, the Depositor and the Servicer could also have a negative impact on the resale value of a vehicle. In particular, changes in the price of gasoline may have the effect of lowering demand for certain vehicle models and may lower the resale value of such models. If the proceeds actually realized upon the sale of the leased vehicles are substantially lower than Base Residual Values of the vehicles, you may suffer a loss on your investment.

Reduced demand for certain products such as new vehicles, potential declines in used vehicle sales, disruptions in global supply chains and shutdowns of manufacturing capacity in certain industries, including those of auto manufacturers, and decreases in liquidity of certain secondary markets, could have negative effects on the business of World Omni. Further, decreased or delayed new vehicle production due to epidemics, pandemics, shortage of parts, components or raw materials, supply chain or logistic network disruptions or other events and economic conditions generally may impact World Omni’s ability to acquire new Units and impact used vehicle values.

Increased Vehicle Turn-in Rates May Increase Losses.	Under each lease, the lessee may elect to purchase the related vehicle at the expiration of the lease for an amount generally equal to the Contract Residual Value established at the inception of the lease. Lessees who decide not to purchase their related vehicles at the Contract Residual Value before or at lease expiration will expose the Issuing Entity to possible losses if the sale prices of those vehicles in the used car market are less than their respective Base Residual Values. The level of vehicle turn-ins at termination of the leases could be adversely affected by lessee views on vehicle quality, the relative attractiveness of new vehicle models available to the lessees, sales and lease incentives offered with respect to other vehicles (including those offered by World Omni), the level of the purchase option prices for the related vehicles compared to new and used vehicle prices and economic conditions generally. The granting of extensions and the early termination of leases by lessees may affect the number of vehicle turn-ins in a particular month. If losses resulting from increased vehicle turn-ins exceed the credit enhancement for your Notes, you may suffer a loss on your investment.
You May Experience Reduced Returns and Delays on Your Notes Resulting From a Vehicle Recall.	Lessees that lease motor vehicles affected by a vehicle recall may be more likely to be delinquent in, or default on, their lease payments. Significant increases in the inventory of used motor vehicles subject to a recall may also depress the prices at which repossessed motor vehicles or vehicle turn-ins may be sold or delay the timing of those sales in the used car market. If the default rate on the leases in the related Reference Pool increases and the price at which the related vehicles may be sold declines, you may experience losses with respect to your Notes. If any of these events materially affect collections on the Units in the related Reference Pool, you may experience delays in payments or principal losses on your Notes. See also “—Risks Relating to the Units, the Related Leased Vehicles and the Lessees—Increased Vehicle Turn-in Rates May Increase Losses” in this prospectus.
Inadequate or No Insurance on the Leased Vehicles May Result In a Loss.	Each lease contract requires the lessee to obtain and maintain vehicle liability and physical damage insurance on the leased vehicle. The dealer agreements include a requirement that the dealers verify that the lessee has insurance which meets the requirements of the lease contract at the inception of the lease and retain such verification in their records. The amount of insurance required by a lease contract is at least equal to the amount required by applicable state law, subject to customary deductibles. In the event that the leased vehicle is damaged and the physical damage insurance on the leased vehicle has lapsed or is not adequate to cover the entire amount of the damage to the leased vehicle, you could experience delays in payments due to you, or you may ultimately suffer a loss. World Omni does not independently verify the existence of insurance in connection with its acquisition of Units, and performs no ongoing verification of insurance coverage.

risks relating to the transaction parties

A Bankruptcy of the Depositor, Auto Lease Finance LLC, the Servicer, the QI, or the Titling Trust Could Delay or Limit Payments To You.

We have structured the transaction described in this prospectus in an effort to minimize the risk that:

•  Auto Lease Finance LLC, World Omni Auto Leasing LLC, the Titling Trust, the QI and the Issuing Entity might be the subject of a bankruptcy or state insolvency proceeding;

•  the bankruptcy or insolvency of World Omni might result in the consolidation of the assets and liabilities of any of those entities with those of World Omni; and

•  the transfer of the Exchange Note from Auto Lease Finance LLC to World Omni Auto Leasing LLC might be recharacterized as a loan rather than a true sale, which could result in the Exchange Note being included in the estate of Auto Lease Finance LLC should it become the subject of a bankruptcy or insolvency proceeding.

If these efforts are unsuccessful, you could experience delays in payments due on your Notes or may suffer losses on your Notes.

Following a bankruptcy or insolvency of World Omni or Auto Lease Finance LLC, a court could conclude that the Exchange Note is owned by World Omni or Auto Lease Finance LLC, respectively, instead of the Issuing Entity. A court could reach this conclusion either because the transfer of the Exchange Note from Auto Lease Finance LLC to World Omni Auto Leasing LLC was not a true sale or because the court concluded that assets and liabilities of World Omni, Auto Lease Finance LLC and World Omni Auto Leasing LLC, or of Auto Lease Finance LLC and World Omni Auto Leasing LLC, should be consolidated and treated as a single estate for bankruptcy purposes. If this were to occur, you could experience delays in payments due to you or may not ultimately receive all interest and principal due to you because of:

•  the automatic stay which prevents a creditor from exercising remedies against a debtor in bankruptcy without permission from the court; and

•  the fact that neither the Issuing Entity nor the Indenture Trustee has a perfected security interest in the vehicles or any cash collections of the leases at the time a bankruptcy proceeding begins.

Consolidation or Disregard of Sale Following A Bankruptcy of World Omni May Cause Delays in Payments or Losses on Your Investment.

Any amounts paid by World Omni to Auto Lease Finance LLC, World Omni Auto Leasing LLC, the Titling Trust, the QI or the Issuing Entity may be recoverable as preferential transfers if World Omni were to become the subject of a bankruptcy case or proceeding and World Omni had paid those amounts within one year of the commencement of the bankruptcy case.

The insolvency of World Omni also could result in its replacement as Servicer, which could temporarily interrupt payments on the Notes. A bankruptcy case or an insolvency case under federal or state law against World Omni also would be an Event of Default under the servicing agreement, which could result in the removal of World Omni as Servicer. Either type of case could delay payment to you on the Notes. If payments previously made by World Omni were to be recovered as preferential transfers, you could experience delays in payment or suffer a loss on your investment in the Notes. See also “Additional Legal Aspects of the Titling Trust and the Exchange Notes—Insolvency Related Matters” and “—Dodd-Frank Act Orderly Liquidation Authority Provisions.”

Adverse Consequences of the Termination of the Toyota Distribution Agreement.	Termination of, or the failure to renew, the distributor agreement between Southeast Toyota Distributors, LLC, an indirect wholly-owned subsidiary of JM Family Enterprises, Inc., and Toyota Motor Sales, U.S.A., Inc. could materially and adversely affect World Omni’s business or financial condition, including its ability to meet its servicing and repurchase [or substitution] obligations, which could result in a Servicer termination event and removal of World Omni as Servicer.
Adverse Consequences of A Bankruptcy or Insolvency of the Titling Trust.	We have registered the Titling Trust under various states’ business trust laws. This means that the Titling Trust may be subject to bankruptcy or state insolvency laws. If, despite the built-in structural protections, the Titling Trust becomes bankrupt or insolvent, then claims against its assets would be subordinate to the perfected security interest in those assets held by the Closed-End Collateral Agent.
For further discussion of how a bankruptcy proceeding of the Titling Trust, Auto Lease Finance LLC, the Servicer, the QI, World Omni Auto Leasing LLC or other related entities may affect the Issuing Entity and the Notes, we refer you to “Additional Legal Aspects of the Titling Trust and the Exchange Notes—Insolvency Related Matters” and “—Dodd-Frank Act Orderly Liquidation Authority Provisions.”

Commingling By the Servicer May Result In Delays and Reductions In Payments On Your Notes.

So long as World Omni is Servicer, if each condition to making monthly deposits as may be required by the servicing agreement (including World Omni receiving notice from each hired rating agency that the cessation of daily deposits will not result in a reduction or withdrawal of the then current rating of the Notes) is satisfied, World Omni, as the Servicer, after identifying the applicable specified interest and Reference Pool, unencumbered pool or warehouse facility pool, may retain all payments on the leases with respect to a Reference Pool received from the related lessees and all proceeds relating to the leases and the leased vehicles collected during a Collection Period until the business day preceding the related Payment Date. During this time, the Servicer may invest such amounts at its own risk and for its own benefit and need not segregate such amounts from its own funds. On or before the business day preceding a date on which payments are due to be made on a series of securities, the Servicer must deposit into the related collection account, all payments on the leases received from the lessees and all proceeds relating to the leases and the leased vehicles collected during the related Collection Period.

To the extent the Servicer does not satisfy the monthly remittance conditions, the Servicer is required to deposit the collections into the Exchange Note collection account within two business days of receipt of those collections and identification of the account(s) and obligor(s) to which those collections relate. During such two business days, the Servicer need not segregate such amounts from its own funds.

If the Servicer is unable to or does not deposit these amounts into the collection account, you might incur a loss on your securities. [Also, those amounts may be held in accounts of World Omni that are subject to liens of or claims by other creditors of World Omni that would be superior to those of the Series 20[●]-[●] Noteholders.]

A Security Breach or a Cyber-Attack Affecting World Omni Could Adversely Affect World Omni’s Business, Results of Operations and Financial Condition, Which Could Have an Adverse Effect on Your Notes.

World Omni could be the subject of cyber-attacks that may result in slow performance, loss or temporary unavailability of World Omni’s data or information systems, including its core systems used to service the leases. Security breaches or cyber-attacks involving World Omni’s systems or facilities, or the systems or facilities of third-party providers, including the subcontractors of the third-party custodian hosting the Software as a Service (SaaS)-based/cloud based system storing the electronic contracts, could expose World Omni to a risk of loss of personal information of customers, employees and third parties or other confidential, proprietary or competitively sensitive information, business interruptions, regulatory scrutiny, actions and penalties, litigation, reputational harm, a loss of confidence, and other financial and non-financial costs, all of which could potentially have an adverse impact on World Omni’s future business with current and potential customers, results of operations and financial condition.

If the security measures employed by World Omni or its third-party providers, including the subcontractors of the third-party custodian hosting the SaaS-based/cloud based system storing the electronic contracts, are circumvented by methods such as hacking, the use of artificial intelligence, fraud, trickery or other forms of deception, World Omni may experience misappropriation of its proprietary information, interruptions of its operations, damage of critical infrastructure, or ransomware demands.

World Omni may be required to expend capital and other resources to protect against, or remediate problems caused by, such security breaches or cyber-attacks.  Even if a failure of, or interruption in, World Omni’s systems or facilities is resolved timely or an attempted cyber incident or other security breach is successfully avoided or thwarted, it may nevertheless require World Omni to expend substantial resources or to take actions that could adversely affect customer satisfaction or behavior and expose World Omni to reputational harm.

World Omni may not be able to anticipate or implement effective preventative measures against all security breaches, especially because in recent years perpetrators have been originating such attacks using increasingly sophisticated and frequently changing techniques.  The occurrence of any of these events could have a material adverse effect on World Omni’s business, results of operations and financial condition, could adversely affect World Omni’s ability to service the leases under the servicing agreement and supplement and perform its other obligations under the other transaction documents, and could have an adverse effect on your Notes.

You May Experience Reduced Return and Delays on Your Notes Resulting from Changes in the Sponsor’s Servicing System	The Sponsor intends to implement a new servicing system. In anticipation of the implementation of the new system, the Sponsor intends to modify certain system processes targeted to occur during [December 2025]. Although not anticipated, it is possible that the implementation of the new servicing system could result in certain portions of the servicing system not operating as expected, resulting in a loss of functionality or data delays, which could adversely affect the servicing of the Units. One of the process modifications targeted to occur during [December 2025] (in anticipation of the later implementation of a new servicing system) will result in a change in the reporting of the Delinquency Threshold Amount, the portion of a scheduled payment that a lessee must fail to pay to be classified as delinquent, from $40 to 10% of the applicable scheduled payment. Although the Sponsor does not currently anticipate that the process modification related to the Delinquency Threshold Amount will have a material adverse effect on the number of leases determined to be delinquent or defaulted compared to the number that would have been so determined without the change, no assurance can be given that this change will not have a material adverse effect.

Risks Relating to economic conditions and other external factors

The Return on Your Notes May be Reduced Due to Varying Economic Circumstances and/or an Economic Downturn.

The United States has experienced, and may in the future experience, periods of economic downturn or recessions which may adversely affect the performance of the leases and the performance and market value of your Notes. A deterioration in economic conditions and certain economic factors could adversely affect the ability and willingness of obligors to meet their payment obligations under the leases. Economic conditions could deteriorate in connection with an economic recession, high interest rates, elevated levels of inflation, volatile fuel and energy prices, housing price declines, tariffs and other trade protection measures, terrorist events, geopolitical unrest or conflict, war, extreme weather conditions, epidemics, pandemics or other public health emergencies or other events. As a result of any deterioration of economic conditions, you may experience payment delays and losses on your Notes. An improvement in economic conditions could result in prepayments by the lessees of their payment obligations under the leases. As a result, you may receive principal payments of your Notes earlier than anticipated.

In addition, a general economic downturn may adversely affect the performance of the leases. During periods of economic slowdown or recession (including due to elevated levels of inflation and high interest rates), delinquencies, defaults, repossessions and losses generally increase. High levels of unemployment, low consumer confidence in the economy and a general reduction in the availability of credit may lead to increased delinquencies and defaults by lessees. Further, these periods may also be accompanied by decreased consumer demand for motor vehicles and declining values of leased vehicles, which increases the risk and severity of a loss in the event of default or upon lease maturity. Significant increases in the inventory of used motor vehicles during periods of economic slowdown or recession may also depress the prices at which repossessed motor vehicles or returned leased vehicles may be sold or delay the timing of these sales.

New tariffs and evolving trade policy between the United States and other countries could also adversely affect economic conditions and the performance of the leases.

No prediction or assurance can be made as to the effect of an economic downturn or economic growth on the rate of delinquencies, prepayments and/or losses on the leases.

Further, changes in the availability or cost of the long-term financing necessary to support the acquisition of new Units could adversely affect results of operations of World Omni. World Omni uses securitization programs to fund a substantial portion of the Units acquired by World Omni, through the Titling Trust, from dealers. Changes in the condition of the asset-backed securitization market could lead to higher costs to access funds or require World Omni to seek alternative means to finance its acquisition of Units. In the event that the securitization market ceases to exist and there were no immediate alternative funding sources available, World Omni might be forced to curtail its acquisition of Units for some period of time. The impact of reducing or curtailing World Omni’s acquisition of Units could have a material adverse effect on the business, sales, results of operations and financial condition of World Omni.

Historical loss experience set forth in this prospectus since fiscal year 2020 under “Delinquencies, Repossessions and Net Losses” and “Static Pool Information” may not accurately predict the performance of the leases in the Reference Pool due to the unprecedented impact of the COVID-19 pandemic and other market factors. All of the foregoing could have a negative impact on the performance of the leases and, as a result, you may experience delays in payments or losses on your Notes

The Geographic Concentration and Performance of the Lease Assets May Increase the Risk of Loss on Your Investment.

[If the aggregate initial principal amount of the Notes is $[●], lessees related to leases in the Pool constituting approximately [●]%, [●]%, [●]%, [●]% and [●]% of the Securitization Value as of the [Initial][Actual] Cutoff Date, and, if the aggregate initial principal amount of the Notes is $[●], lessees related to leases in the Pool constituting approximately [●]%, [●]%, [●]%, [●]% and [●]% of the aggregate Securitization Value as of the [Initial][Actual] Cutoff Date] are located in [●], [●], [●], [●] and [●], respectively, based on the billing addresses of the lessees.

Adverse economic conditions in a state where a large number of lessees are located could have a disproportionately significant effect on the delinquency, loss or repossession experience of the lease assets. The consequences of a significant economic downturn, including rising unemployment and continued lack of availability of credit, may lead to increased delinquency and default rates by lessees, as well as decreased consumer demand for automobiles and declining market value of the leased vehicles, which could increase the amount of a loss if the leases included in the Reference Pool default. These negative conditions could also have an effect on the timing and amount of principal and interest payments on the Notes and you may suffer a loss. As of the actual Cutoff Date, World Omni’s records indicate that the billing addresses of the lessees of the lease assets in the actual pool were concentrated in the Five-State Area. Adverse economic conditions as a result of a recession in the Five-State Area, including a decline in home values, savings and investment portfolios, may affect payments on the leases from lessees residing in those states. The occurrence of epidemics, pandemics, natural disasters, such as hurricanes, tornadoes and wildfires, or geological disasters, such as oil spills or other similar events, in those states may adversely affect lessees and leased vehicles located in those states. In addition, we may be unable to accurately assess the effect of such events on the economy, low consumer confidence in the economy, general market liquidity or on the lease assets in those states. Investors should consider the possible effects on delinquency, default and prepayment experience of the lease assets because any adverse impact as a result of an epidemic, pandemic, recession, hurricane, tornado, wildfire or human-caused event or any similar event may be borne by the Noteholders. We refer you to “The Leases— Distribution of the Leases by Geographic Location as of the Actual Cutoff Date” in this prospectus.

You May Have Difficulty Selling Your Notes and/or Obtaining Your Desired Price Due to the Absence of, or
Illiquidity in, a Secondary Market for Such Notes and Because of General Global Economic Conditions.

The Notes will not be listed on any securities exchange. Therefore, in order to sell your Notes, you will need to find a willing purchaser. The underwriters may, but are not obligated to, provide a secondary market for the [Offered] Notes. Disruptions in the global financial markets due to recent pandemics and geopolitical unrest have caused uncertainty and volatility in the secondary market for asset-backed securities. The underwriters may also be unwilling or unable to make a market in the [Offered] Notes due to regulatory developments or otherwise. Periods of illiquidity in the secondary market may adversely affect the market value of your Notes and your ability to locate a willing purchaser. Accordingly, no assurance can be given that a market will develop or, if one does develop, that it will provide you with liquidity of investment or continue for the life of your Notes.

Furthermore, the global financial markets have experienced increased volatility due to uncertainty surrounding the level and sustainability of the sovereign debt of various countries. Concerns regarding sovereign debt may spread to other countries at any time. There can be no assurance that this uncertainty related to the sovereign debt of various countries will not lead to disruption of the credit markets in the United States. Accordingly, you may not be able to sell your Notes when you want to do so or you may be unable to obtain the price that you wish to receive for your Notes and, as a result, you could suffer a loss on your investment.

[The [Offered] Notes May Not Be Suitable Investments for Certain Environmentally or Sustainability Focused Investors.]

[World Omni’s ability, through the Titling Trust, to acquire or originate new leases of [Toyota-branded] motor vehicles which meet certain eligibility criteria for certain environmentally- or sustainability-related purposes will depend on the availability of such motor vehicles and market conditions, including supply chain disruptions. No assurance is given by the Issuing Entity, the Depositor, the Sponsor, any underwriter or any other party to the transaction described in this prospectus that the Units in the Reference Pool will satisfy (or will continue to satisfy) the eligibility criteria, whether in whole or in part, any present or future investor expectations, requirements, standards, or other investment criteria or guidelines with which such investor or its investments are required to comply, whether by any present or future applicable law or regulation or by its own by-laws or other governing rules or investment portfolio mandates, ratings mandates or criteria, standards, or other independent expectations, including with regard to any direct or indirect environmental, sustainability or social impact of any investment in the Notes or the use of the related net proceeds by World Omni.

[It will not be a breach of representation and warranty nor an Event of Default under the indenture or any other transaction document if the Reference Pool fails to meet the investment criteria of any particular investor.] However, the investment requirements of certain environmentally or sustainability focused investors may adversely affect the value and trading price of the Notes, and may have consequences for certain investors with portfolio mandates to invest in securities to be used for a particular purpose.]

[There is no Legal, Regulatory, or Market Definition of or Standardized Criteria for What Constitutes a “Green,” “Sustainable,” or other Equivalently Labeled Investment or Use of Proceeds, and Any Such Designations Made by Third Parties with Respect to the Notes May Not Be Suitable for The Investment Criteria of an Investor.]

[There is currently no clear definition (legal, regulatory or otherwise) of, or market consensus as to what constitutes, a “green,” “sustainable,” or other equivalently labeled investment or use of proceeds, or as to what precise attributes are required for an investment or use of proceeds to be defined as “green,” “sustainable,” or such other equivalent label, nor can any assurance be given that a clear definition or consensus will develop over time.  Therefore, no assurance can be provided to potential investors that the Notes or the use of the net proceeds from the sale of the Notes, as described in this prospectus, will meet any or all investor expectations regarding such “green,” sustainable,” or other equivalently labeled objectives.

No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any opinion or certification of World Omni or any third-party (whether or not solicited by the Issuing Entity, World Omni or any of its affiliates) in this prospectus. For the avoidance of doubt, any such opinion or certification is not, nor shall be deemed to be, incorporated in and/or form part of this prospectus. Any such opinion or certification is not, nor should be deemed to be, a recommendation by World Omni or any other person to buy, sell or hold the [Offered] Notes. Any such opinion or certification is only current as of the date that opinion or certification was initially issued.  Prospective investors must determine for themselves the relevance of any such opinion or certification, the information contained therein, and the provider of such opinion or certification for the purpose of any investment in the Notes. Any withdrawal of any such opinion or certification or any additional opinion or certification may have a material adverse effect on the value of the [Offered] Notes or result in adverse consequences for certain investors with mandates to invest in securities to be used for a particular purpose.]

Climate Change Could Have an Adverse Effect on World Omni’s Business and May, Directly or Indirectly, Cause Losses on Your Notes.

The effects of climate change and the ongoing efforts to mitigate its impact may have a negative effect on World Omni, including through climate change-related legislation and regulation, adverse changes to the physical environment and public perception of greenhouse gas emissions from petroleum powered vehicles. The auto industry, in particular, is subject to regulations which attempt to address concerns regarding the environment, including global climate change and its impact. The precise implications of those actions, as well as future efforts, are uncertain, but could adversely impact the business operations and financial condition of manufacturers, suppliers and other interdependent market participants in the auto industry, including auto finance companies such as World Omni. World Omni’s ability to acquire, through the Titling Trust, new leases of Toyota-branded motor vehicles which meet certain eligibility criteria for certain environmentally- or sustainability-related purposes, or comply with applicable rules and regulations, will depend on the availability of such motor vehicles and market conditions, including supply chain disruptions.

Significant physical effects of climate change, such as extreme weather, natural disasters and catastrophes, may affect manufacturers, suppliers and other interdependent market participants in the auto industry, including World Omni and the obligors on the leases. For example, obligors living in areas affected by extreme weather, natural disasters and catastrophes may suffer financial harm, reducing their ability to make timely payments on their leases. The auto dealerships in the Five-State Area and physical auctions that facilitate the origination of the Units and disposition of the leased vehicles are also subject to disruption as a result of extreme weather, natural disasters and catastrophes. In addition, such conditions may have industry- or economy-wide effects due to the interdependence of market actors. For additional information, see “Risk Factors—Risks Relating to Economic Conditions and Other External Factors— The Geographic Concentration and Performance of the Lease Assets May Increase the Risk of Loss on Your Investment.”

The effects of climate change could adversely affect the performance of the Units, the market value of the leased vehicles, the credit rating of World Omni or the ability of World Omni, as Sponsor, to honor its commitment to repurchase [or substitute] Units due to breaches of representations or warranties, and, as Servicer, to service the leases or purchase Units due to certain Servicer modifications, which could result in losses on your Notes. For information with respect to World Omni’s efforts regarding climate change, see “The Servicer, Sponsor and Administrator—Corporate Responsibility” in this prospectus.

risks relating to certain regulatory and other material legal aspects of the Units

[Insert for transactions structured to comply with material net economic interest retention: Requirements for Certain European and United Kingdom Regulated Investors.

European Economic Area

Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 laying down a general framework for securitisation and creating a specific framework for simple, transparent and standardised securitisation and amending certain other EU directives and regulations (as amended, the “EU Securitisation Regulation”) is directly applicable in member states of the EU and will be applicable in any non-EU states of the EEA in which it is implemented. The EU Securitisation Regulation, together with all relevant implementing regulations in relation thereto, all regulatory and/or implementing technical standards in relation thereto and any relevant guidance and directions published in relation thereto by the European Banking Authority (the “EBA”), the European Securities and Markets Authority (the “ESMA”) and the European Insurance and Occupational Pensions Authority (or, in each case, any predecessor or any other applicable regulatory authority) or by the European Commission, in each case as amended and in effect from time to time, are referred to in this prospectus as the “EU Securitisation Rules”.

Article 5 of the EU Securitisation Regulation places certain due diligence requirements (the “EU Investor Due Diligence Requirements”) on investments in ‘securitisations’ (as defined in the EU Securitisation Regulation) by an “institutional investor,” defined in the EU Securitisation Regulation to include: (a) an insurance undertaking as defined in Directive 2009/138/EC, as amended, known as Solvency II; (b) a reinsurance undertaking as defined in Solvency II; (c) with certain exceptions, an institution for occupational retirement provision falling within the scope of Directive (EU) 2016/2341, or an investment manager or an authorized entity appointed by such an institution for occupational retirement provision as provided in that Directive; (d) an alternative investment fund manager as defined in Directive 2011/61/EU that manages and/or markets alternative investment funds in the EU; (e) an undertaking for collective investment in transferable securities (“UCITS”) management company, as defined in Directive 2009/65/EC, as amended, known as the UCITS Directive, or an internally managed UCITS, which is an investment company that is authorized in accordance with that Directive and has not designated such a management company for its management; and (f) a credit institution or an investment firm, as defined in and for the purposes of Regulation (EU) No 575/2013, as amended, known as the Capital Requirements Regulation (the “EU CRR”). The EU Investor Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of entities subject to the EU CRR (such affiliates, together with all such institutional investors, the “EU Affected Investors”).

The EU Investor Due Diligence Requirements provide that, prior to investing in (or otherwise holding an exposure to) a “securitisation position” (as defined in the EU Securitisation Regulation), an EU Affected Investor, other than the originator, sponsor or original lender (each as defined in the EU Securitisation Regulation) must, among other things: (1) verify that: (a) where the originator or original lender is established in a third country (that is, not within the EU), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness; (b) if established in such a third country, the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than [5]%, determined in accordance with Article 6 of the EU Securitisation Regulation, and discloses the risk retention to institutional investors; and (c) the originator, sponsor or securitisation special purpose entity (“SSPE”) (i.e., in the case of the transaction described in this prospectus, the Issuing Entity) has, where applicable, made available the information required by Article 7 of the EU Securitisation Regulation (which sets out transparency requirements for originators, sponsors and

SSPEs, including, among other things, quarterly asset level reports and quarterly investor reports, each prepared on the basis of templates prescribed pursuant to the EU Securitisation Rules) in accordance with the frequency and modalities provided for in such Article 7 (the “EU Transparency Requirements”, as to which see additional information below); and (2) carry out a due-diligence assessment which enables the EU Affected Investor to assess the risks involved, considering at least (a) the risk characteristics of the securitisation position and the underlying exposures, and (b) all the structural features of the securitisation that can materially impact the performance of the securitisation position.

The EU Investor Due Diligence Requirements also provide that, while holding a securitisation position, an EU Affected Investor must; (a) establish appropriate and proportionate written procedures in order to monitor, on an ongoing basis, its compliance with the foregoing requirements and the performance of the securitisation position and of the underlying exposures; (b) regularly perform stress tests on the cash flows and collateral values supporting the underlying exposures (or, where there is insufficient data for such purposes, stress tests on loss assumptions); (c) ensure internal reporting to its management body to enable adequate management of material risks; and (d) be able to demonstrate to its regulatory authorities that it has a comprehensive and thorough understanding of the securitisation position and its underlying exposures and has implemented written policies and procedures for managing risks of the securitisation position and maintaining records of the foregoing verifications and due diligence and other relevant information.

It remains unclear what is and will be required for EU Affected Investors to demonstrate compliance with certain aspects of the EU Investor Due Diligence Requirements.

With regard to World Omni’s credit-granting criteria and processes, see “The Servicer, Sponsor and Administrator—Underwriting Standards” in this prospectus.

Article 6 of the EU Securitisation Regulation contains provisions relating to the obligation on the originator, sponsor or original lender of a securitisation to retain a material net economic interest in the securitisation of not less than [5]% (the “EU Risk Retention Requirements”). Certain aspects of the EU Risk Retention Requirements are specified in regulatory technical standards set out in Commission Delegated Regulation (EU) 2023/2175 of 7 July 2023 (the “EU RTS”).

The EU Securitisation Regulation is silent as to the jurisdictional scope of the EU Risk Retention Requirements and, consequently, whether, for example, they impose a direct obligation upon U.S. established entities, such as World Omni. However, the explanatory memorandum to the original European Commission proposal for a securitisation regulation implies that the direct obligation would not apply where none of the originator, sponsor or original lender is established in the EU, and this interpretation is supported by the EBA’s “Feedback on the public consultation” section of a paper it published on July 31, 2018, where it said: “The EBA agrees however that a ‘direct’ obligation should apply only to originators, sponsors and original lenders established in the EU as suggested by the European Commission in the explanatory memorandum”. This interpretation is, however, non-binding and not legally enforceable.

Notwithstanding the above, on the [Initial] Closing Date, the Sponsor will, as “originator” within the meaning of the EU Securitisation Rules, i.e., the entity which itself or through related entities was involved in the original agreement which created the obligations or potential obligations of the debtor or potential debtor giving rise to the exposures being securitized, being the Units, agree to retain, on an ongoing basis while the [Offered] Notes remain outstanding, a material net economic interest in the securitisation transaction described in this prospectus, and to take certain other actions, all in the manner, and on the terms, summarized in “EU Securitisation Regulation and UK Securitisation Framework” in this prospectus.

The EU Securitisation Regulation provide that an entity shall not be considered an “originator” within the meaning of such rules if it has been established or operates for the sole purpose of securitizing exposures. The EU RTS further provide that “[a]n entity shall not be considered to have been established or to operate for the sole purpose of securitising exposures… where all of the following applies: (a) the entity has a strategy and the capacity to meet payment obligations consistent with a broader business model that involves material support from capital, assets, fees or other sources of income, by virtue of which the entity does not rely on the exposures to be securitised, on any interests retained or proposed to be retained in accordance with Article 6 of [the EU Securitisation Regulation], or on any corresponding income from such exposures and interests, as its sole or predominant source of revenue; (b) the members of the management body have the necessary experience to enable the entity to pursue the established business strategy, as well as adequate corporate governance arrangements.”

On March 31 2025, the Joint Committee of the European Supervisory Authorities published the Report on the implementation and functioning of the Securitisation Regulation (Article 44) (the “ESAs Report”).  The March ESAs Report includes an interpretation of the term "predominant" in the context of assessing an originator entity’s sources of revenue, as used for the purposes of determining whether an originator satisfies the ‘sole purpose’ test under Article 2(7) of the EU RTS, including statements that “the entity’s revenues should correspond to no more than 50% on the exposures to be securitised, risk retained assets or proposed to be retained in accordance with Article 6 of the [EU Securitisation Regulation], or any corresponding income from such exposures and risk retained assets”  and  “that going forward, any new issuance should apply this interpretation, which should also be used by the supervisors when assessing whether an entity has been established or operates for the sole purpose of securitising exposures.”  The ESAs Report invited clarification by the European Commission of the term "sole purpose" under Article 6 of the EU Securitisation Regulation or, alternatively through an amendment to the EU RTS. However the European’s review and legislative proposals in relation to the European securitization framework, published on June 17, 2025, makes no reference to the ‘sole purpose’ test or the interpretation out forward in the ESAs Report. Pending further regulatory guidance, additional consideration will need to be given to the factors assessed when looking at compliance with ‘sole purpose’ test. However, certain elements of the revenue test remain unclear, including whether it applies to all types of “originators” and whether failure to satisfy the revenue test would preclude an entity from complying with the sole purpose test, notwithstanding the other elements of that test set out in the EU RTS.

In this regard, see, in particular, “The Servicer, Sponsor and Administrator” in this prospectus for information with regard to the Sponsor’s business and related operations.

The EU Transparency Requirements in Article 7 of the EU Securitisation Regulation require that the “originator”, “sponsor” and “SSPE” (as those terms are defined in the EU Securitisation Regulation), makes certain prescribed information relating to the relevant securitisation available to investors, competent authorities and, upon request, to potential investors. Such prescribed information includes quarterly asset-level reporting and quarterly investor reporting using a specified form of reporting template.

The EU Securitisation Rules make no express provision as to whether, and, if so, to what extent, an EU Affected Investor is required to verify compliance with the EU Transparency Requirements in cases where the originator, the sponsor or the SSPE is established outside the EU (as in the transaction described in this prospectus). However, in a report published on October 10, 2022, the European Commission provided guidance to the effect that EU Affected Investors subject to the EU Investor Due Diligence Requirements are required to verify that the EU Transparency Requirements have been fulfilled, including asset level reporting on the templates published by the ESMA, without “differentiating the scope of information to be provided, depending on whether the securitisation is issued by EU entities or by entities based in third-countries”. With reference to securitisations in which the requirements of the EU Transparency Requirements are not satisfied, the European Commission stated that it “is aware that the current text of Article 5(1)(e) [of the EU Securitisation Regulation], in conjunction with the rules laid down by Article 7 [of the EU Securitisation Regulation] (and, in turn, in conjunction with the respective technical standard) de facto excludes EU institutional investors from investing in certain third-country securitisations”.

EU Affected Investors should be aware that none of World Omni, the Depositor, the Issuing Entity, the underwriters, the Indenture Trustee, the Owner Trustee, the Closed-End Collateral Agent, nor any other party to the transactions described in this prospectus, nor any of their respective affiliates, intends, or will undertake, to comply with or provide the information required under the EU Transparency Requirements.

United Kingdom

With respect to the UK, the framework for the regulation of securitization comprises: (i) the Securitisation Regulations 2024 (SI 2024/102) (as amended, the “UK Securitisation Regulations”), (ii) the securitisation sourcebook of the handbook of rules and guidance adopted by the UK Financial Conduct Authority (the “FCA”) (the “SECN”), (iii) the Securitisation Part of the rulebook of published policy of the Prudential Regulatory Authority of the Bank of England (the “PRA”) (the “PRASR”) and (iv) relevant provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) (each as further amended, supplemented or replaced from time to time, the “UK Securitisation Framework”). The UK Securitisation Framework, together with (i) all relevant guidance, policy statements and directions relating to the application of the UK Securitisation Framework published by the FCA, the PRA and/or the UK Pensions Regulator (or their successors), (ii) any guidelines relating to the application of the EU

Securitisation Regulation which are applicable in the UK, and (iii) any other applicable laws, acts, statutory instruments, rules, guidance or policy statements published or enacted relating to the UK Securitisation Framework, in each case as amended, supplemented or replaced from time to time, are referred to in this prospectus as the “UK Securitisation Rules”.

Regulations 32B to 32D (inclusive) of the UK Securitisation Regulations, SECN4 and Article 5 of Chapter 2 of the PRASR, as applicable, place certain due diligence requirements (the “UK Investor Due Diligence Requirements”) on investments in “securitisations” (as defined in the UK Securitisation Regulations) by an “institutional investor”, defined in the UK Securitisation Regulations to include: (a) an insurance undertaking as defined in section 417(1) of the FSMA; (b) a reinsurance undertaking as defined in section 417(1) of the FSMA; (c) the trustees or managers of an occupational pension scheme as defined in section 1(1) of the Pension Schemes Act 1993 that has its main administration in the UK; (d) a fund manager of such an occupational pension scheme appointed under section 34(2) of the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA; (e) an AIFM (as defined in regulation 4 of the Alternative Investment Fund Managers Regulations 2013 (the “AIFM Regulations”)) with permission under the FSMA in respect of managing an AIF (as defined in regulation 3 of the AIFM Regulations), and which markets or manages an AIF in the UK; (f) a small registered UK AIFM (as defined in the AIFM Regulations); (g) a management company as defined in section 237(2) of the FSMA; (h) a UCITS as defined in section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; (i) a CRR firm as defined in Article 4(1)(2A) of Regulation (EU) No 575/2013, as it forms part of the domestic law of the UK by virtue of the EUWA (as amended, the “UK CRR”); and (h) an FCA investment firm as defined in Article 4(1)(2AB) of the UK CRR. The UK Investor Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of entities subject to the UK CRR (such affiliates, together with all such institutional investors, “UK Affected Investors”).

The UK Investor Due Diligence Requirements provide that, prior to investing in (or otherwise holding an exposure to) a “securitisation position” (as defined in the UK Securitisation Regulations), a UK Affected Investor, other than the originator, sponsor or original lender (each as defined in the UK Securitisation Regulations) must, among other things: (1) verify that: (a) subject to certain exceptions, where the originator or original lender is established in a third country (i.e. not within the UK), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness; (b) if established in such a third country, the originator, sponsor or original lender retains on an ongoing basis (or, in the case of certain UK Affected Investors, continually retains) a material net economic interest which, in any event, shall not be less than [5]%, determined in accordance with SECN 5 or Article 6 of Chapter 2 and Chapter 4 of the PRASR, as applicable, and discloses the risk retention to institutional investors; and (c) the originator, sponsor or SSPE has made available sufficient information to enable the institutional investor independently to assess the risks of holding the securitisation position, and has committed to make further information available on an ongoing basis, as appropriate, in each case subject to certain minimum requirements (as to which, see additional information below); and (2) carry out a due-diligence assessment which enables the UK Affected Investor to assess the risks involved, considering at least (a) the risk characteristics of the securitisation position and the underlying exposures, and (b) all the structural features of the securitisation that can materially impact the performance of the securitisation position.

The UK Investor Due Diligence Requirements also provide that, while holding a securitisation position, a UK Affected Investor must: (a) establish appropriate and proportionate written procedures in order to monitor, on an ongoing basis, its compliance with the foregoing requirements and the performance of the securitisation position and of the underlying exposures; (b) regularly perform stress tests on the cash flows and collateral values supporting the underlying exposures (or, where there is insufficient data for such purposes, stress tests on loss assumptions); (c) ensure internal reporting to its management body (or equivalent) to enable adequate management of material risks; and (d) be able to demonstrate to its regulatory authority that it has a comprehensive and thorough understanding of the securitisation position and its underlying exposures and has implemented written policies and procedures for managing risks of the securitisation position and maintaining records of the foregoing verifications and due diligence and other relevant information.

It remains unclear what is and will be required for UK Affected Investors to demonstrate compliance with certain aspects of the UK Investor Due Diligence Requirements.

With regard to World Omni’s credit-granting criteria and processes, see “The Servicer, Sponsor and Administrator—Underwriting Standards” in this prospectus.

Under the UK Securitisation Framework, each of SECN 5 and Article 6 of Chapter 2 and Chapter 4 of the PRASR, as applicable, impose a direct obligation on the originator, sponsor or original lender of a securitization to retain a material net economic interest in the securitization of not less than 5 per cent. (the “UK Risk Retention Requirements”). The UK Securitisation Framework provides that the UK Risk Retention Requirements apply only to entities established in the UK and, consequently they do not impose a direct obligation upon U.S.-established entities, such as the Sponsor.

Notwithstanding the above, on the [Initial] Closing Date, the Sponsor will, as “originator” within the meaning of the UK Securitisation Rules, agree to retain, continually and on an ongoing basis while the [Offered] Notes remain outstanding, a material net economic interest in the securitisation transaction described in this prospectus, and to take certain other actions, all in the manner, and on the terms, summarized in “EU Securitisation Regulation and UK Securitisation Framework” in this prospectus.

Each of SECN 5.2.5R and Article 6(1) of Chapter 2 of the PRASR provide that an entity shall not be considered an “originator” within the meaning thereof if it has been established or operates for the sole purpose of securitizing exposures. SECN 5.3.6R further provides that “[the]

following must be taken into account when assessing whether an entity has been established or operates for the sole purpose of securitising exposures as referred to in [the relevant section of the SECN]: (1) the entity has a business strategy and the capacity to meet payment obligations consistent with a broader business model and involving material support from capital, assets, fees or other income available to the entity, relying neither on the exposures being securitised, nor on any interests retained or proposed to be retained in accordance with [the relevant section of the SECN], as well as any corresponding income from such exposures and interests; and (2) the members of the management body have the necessary experience to enable the entity to pursue the established business strategy, and the entity has adequate corporate governance arrangements.” Article 2(6) of Chapter 4 of the PRASR contains a substantially similar provision, with reference to the relevant provisions of the PRASR. In connection with such requirements, UK Affected Investors may wish to review the information set forth under “World Omni Financial Corp.”, “World Omni Financial Corp.’s Automobile Finance Business” and “Description of the Trust Documents – The Servicer” in this prospectus and/or to consult other sources for information with regard to the Sponsor’s business and related operations.

Pursuant to the UK Investor Due Diligence Requirements, prior to investing in (or otherwise holding an exposure to) a securitization, UK Affected Investors are required to verify that the originator, sponsor or SSPE has made available sufficient information to enable the institutional investor independently to assess the risks of holding the securitization position and has committed to make further information available on an ongoing basis, as appropriate. Each of the UK Securitisation Regulations, the SECN and the PRASR further provides (with minor variations) that such information must include at least:

(a)      details of the underlying exposures, to be provided on at least a quarterly basis;

(b)      investor reports providing periodic updates on the credit quality and performance of the underlying exposures, any relevant financial or other triggers contained in the transaction documentation, including information on events which trigger changes to the priority of payments or a substitution of any counterparty to the transaction, data on the cash flows generated by the underlying exposures and by the liabilities of the securitization and the calculation and modality of retention of a material net economic interest in the transaction by the originator, sponsor or original lender, to be provided on at least a quarterly basis;

(c)      all information on the legal documentation needed to understand the transaction, including detail of the legal provisions governing the structure of the transaction, any credit enhancement or liquidity support features, the cash flows and loss waterfalls, investors’ voting rights and any triggers or other events that could result in a material impact on the performance of the securitisation position, to be provided (i) for primary market investments, in draft or initial form before pricing or commitment to invest, and in final form no later than 15 days after closing of the transaction, (ii) for secondary market investments, in final form before a commitment to invest and (iii) for both primary and secondary market investments, an updated version as soon as practicable following any material change;

(d) information describing any changes or events materially affecting the transaction, including breaches of obligations under the transaction documents, to be provided as soon as practicable following the material change or event; and

(e)      any approved prospectus or other offering or marketing document prepared with the cooperation of the originator or sponsor, to be provided (i) for primary market investments, in draft or initial form before pricing or commitment to invest, and in final form no later than 15 days after closing of the transaction or (ii) for secondary market investments, in final form before a commitment to invest.

UK Affected Investors should be aware that none of World Omni, the Depositor, the Issuing Entity, the underwriters, the Indenture Trustee, the Owner Trustee, the other parties to the transactions described in this prospectus, nor any of their respective affiliates, intends, or will undertake, to make available any additional information or reporting specifically in connection with such aspect of the UK Investor Due Diligence Requirements.

General

Except as described herein, no party to the transaction described in this prospectus will undertake, or intends, to take or refrain from taking any action with regard to such transaction in a manner prescribed or contemplated by the EU Securitisation Rules or the UK Securitisation Rules, or to take any other action for the purposes of, or in connection with, facilitating or enabling compliance by any person with the EU Investor Due Diligence Requirements, the UK Investor Due Diligence Requirements or any other law or regulation now or hereafter in effect in the EU, the EEA or the UK in relation to risk retention, due diligence and monitoring, credit granting standards, transparency or any other conditions with respect to investments in securitization transactions. In particular, without limitation, no such person will undertake, or intends, to comply with the EU Transparency Requirements or to make available any additional information or reporting in connection with the EU Investor Due Diligence Requirements or the UK Investor Due Diligence Requirements with respect to verification that the originator, sponsor or SSPE has made and/or will make available information in respect of the relevant transaction.

Each prospective investor in the [Offered] Notes that is an EU Affected Investor or a UK Affected Investor should independently assess and determine whether, and to what extent, the agreement by World Omni to retain the Retained Interest as described in this prospectus and the information provided in this prospectus, in the monthly reports to Noteholders or otherwise available to or to be provided to Noteholders, are or will be sufficient for the purposes of such prospective investor’s compliance with the EU Investor Due Diligence Requirements, the UK Investor Due Diligence Requirements and/or any corresponding national measures that may be relevant and/or with any other applicable legal, regulatory or other requirements.

Prospective investors that are EU Affected Investors or UK Affected Investors should be aware that the interpretation of the EU Investor Due Diligence Requirements and the UK Investor Due Diligence Requirements, respectively, remains uncertain and that supervisory authorities and national and other regulators may have different views as to how the EU Investor Due Diligence Requirements or the UK Investor Due Diligence Requirements, as applicable, should be interpreted, and those views are still evolving. Furthermore, both the EU Securitisation Rules and the UK Securitisation Rules are expected to change over time and there is no certainty as to the timing or nature of those changes.

A legislative procedure is underway in the EU that is expected to result in the adoption of legislation which, if implemented in the terms currently proposed, would (amongst other things) amend certain aspects of the EU Investor Due Diligence Requirements.  It is not currently known whether, when, or in what terms such proposed legislation will be implemented.

None of World Omni, the Depositor, the Issuing Entity, the underwriters, the Indenture Trustee, the Owner Trustee, the other parties to the transactions described in this prospectus, nor any of their respective affiliates: (a) makes any representation, warranty or guarantee as to the applicability (or otherwise) of the EU Securitisation Rules or the UK Securitisation Rules to an investment in the Notes; (b) makes any representation, warranty or guarantee that the agreement by World Omni to retain the Retained Interest as described in this prospectus or any information provided in this prospectus, in the monthly reports to Noteholders or otherwise available to or to be provided to Noteholders, are or will be sufficient in all circumstances for the purposes of any Noteholder’s or prospective investor’s compliance with the EU Investor Due Diligence Requirements or the UK Investor Due Diligence Requirements, as applicable, and/or any corresponding national measures that may be relevant, or with any other applicable legal, regulatory or other requirements, or that the structure of the Notes, World Omni (including its agreement to retain the Retained Interest) and the transactions described herein are otherwise compliant with the EU Securitisation Rules or the UK Securitisation Rules; (c) will have any liability to any person with respect to any deficiency in such agreement or any such information, or with respect to any Noteholder’s or prospective investor’s failure or inability to comply with the EU Investor Due Diligence Requirements or the UK Investor Due Diligence Requirements, as applicable, and/or any corresponding national measures that may be relevant, or with any other applicable legal, regulatory or other requirements (other than, in each case, any liability arising under a transaction document as a result of a breach by such person of that transaction document); or (d) will have any obligation with respect to the EU Securitisation Rules or the UK Securitisation Rules, other than the specific obligations undertaken with respect to the Retained Interest, as described in more detail under “EU Securitisation Regulation and UK Securitisation Framework”.

Any failure by an EU Affected Investor to comply with the EU Investor Due Diligence Requirements or by a UK Affected Investor to comply with the UK Investor Due Diligence Requirements, in either case with respect to an investment in the Notes, may result in the imposition of a penalty regulatory capital charge on that investment or other regulatory sanctions and/or remedial measures being imposed or taken by such investor’s regulatory authority. The EU Securitisation Rules, the UK Securitisation Rules and any changes to the regulation or regulatory treatment of the Notes for some or all investors may negatively impact the regulatory position of Noteholders or prospective investors and have an adverse impact on the value and liquidity of the Notes. Prospective investors are responsible for and should analyze their own legal and regulatory position and are encouraged to consult with their own investment and legal advisors regarding the scope and application of, and compliance with, the EU Investor Due Diligence Requirements or the UK Investor Due Diligence Requirements, as applicable, and any other applicable regulations, and the suitability of the Notes for investment.]

[Insert for transactions not structured to comply with any aspect of EU or UK Credit Risk Retention: The Notes May Not Be a Suitable Investment for Investors Subject to the EU Securitisation Regulation or the UK Securitisation Framework.

None of the Sponsor, the Depositor, the Servicer, the Issuing Entity or the underwriters, their respective affiliates nor any other party to the transactions described in this prospectus makes any representation or agreement that it intends or is required under the transaction documents to retain a material net economic interest in the securitization constituted by the issuance of the [Offered] Notes in a manner that would satisfy the requirements of (i) the EU Securitisation Regulation or (ii) the UK Securitisation Framework.

None of the Sponsor, the Depositor, the Servicer, the Issuing Entity or the underwriters, their respective affiliates nor any other party to the transactions described in this prospectus undertakes to take any other action or refrain from taking any action prescribed or contemplated in, or for purposes of, or in connection with, compliance by any investor with any requirement of, the EU Securitisation Regulation or the UK Securitisation Framework.

The arrangements described under “U.S. Credit Risk Retention” have not been structured with the objective of ensuring compliance with the requirements of the EU Securitisation Regulation or the UK Securitisation Framework by any person. Consequently, the Notes may not be a suitable investment for investors who are subject to the EU Securitisation Regulation or the UK Securitisation Framework. As a result, the price and liquidity of the Notes in the secondary market may be adversely affected.

Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own investment and legal advisors regarding the suitability of the Notes for investment and the scope, applicability of, and compliance with the EU Securitisation Regulation, the UK Securitisation Framework and any other existing or future similar regimes in any relevant jurisdictions or other applicable regulations.

For more information regarding the EU Securitisation Regulation and the UK Securitisation Framework, see “Underwriting” below.]

Existing Legislation and Future Regulatory Reforms Could Have An Adverse Effect On World Omni’s Business and Operating Results.

World Omni is subject to federal and state regulation and may see restrictions on pricing and enforcement proceedings through the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and other similar legislation or future legislation. There can be no assurance that new requirements, or any subsequent implementing regulations, bulletins or other guidance, will not have an adverse impact on the servicing of the Units, on World Omni’s securitization programs or on the regulation and supervision of World Omni, the Depositor or any Issuing Entity. The potential impact of such legislation and resulting regulations may include increased cost of operations due to greater regulatory oversight, supervision and examination and limitations on World Omni’s ability to expand product and service offerings due to stricter consumer protection laws and regulations.

Compliance with applicable law is costly and can affect operating results. Compliance requires forms, processes, procedures, controls and the infrastructure to support these requirements. Compliance may create operational constraints and place limits on pricing. Laws in the financial services industry are designed primarily for the protection of consumers. The failure to comply could result in significant statutory civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible revocation of licenses and damage to World Omni’s reputation, brand and valued customer relationships.

Federal Financial Regulatory
Legislation Could Have an Adverse Effect on World Omni, the Titling
Trust, the Initial Beneficiary, the Depositor and the Issuing Entity,
Which Could Result in Losses or
Delays in Payments on Your Notes.

The Dodd-Frank Act took effect on July 22, 2010. The Dodd-Frank Act, among other things:

•  created the Consumer Financial Protection Bureau (“CFPB”), an agency responsible for administering and     enforcing the federal laws and regulations for consumer financial products and services;

•  created a new framework for the regulation of over-the-counter derivatives activities;

•  strengthened the regulatory oversight of securities and capital markets activities by the Securities and Exchange     Commission (the “SEC”); and

•  created a liquidation framework for the resolution of bank holding companies and other non-bank financial     companies defined as “covered financial companies.”

The Dodd-Frank Act affects the offering, marketing and regulation of consumer financial products and services offered by financial institutions, which includes World Omni or its affiliates.

The CFPB has broad supervision, examination and enforcement authority over the consumer financial products and services of certain non-depository institutions. In this capacity, the CFPB can examine such covered entities for compliance with federal consumer financial protection laws and has authority to order remediation of violations in a number of ways, including imposing civil monetary penalties and requiring such entities to provide customer restitution and to improve their compliance management systems. On August 31, 2015, World Omni became subject to the CFPB’s supervisory authority when the CFPB’s final rule over “larger participants” in the auto finance industry took effect.  Such supervisory authority allows the CFPB to conduct comprehensive and rigorous examinations to assess compliance with consumer financial protection laws, which could result in enforcement actions, regulatory fines and mandated changes to World Omni’s business products, policies and procedures.

Two of the primary purposes of the CFPB are to ensure that consumers receive clear and accurate disclosures regarding financial products and to protect consumers from discrimination and unfair, deceptive and abusive acts or practices (“UDAAP”).

Shortly after being appointed on February 7, 2025, the Acting Director of the CFPB has substantially restricted the operations of the CFPB, directed dismissals or stays of law enforcement cases pending in court, and withdrawn policy positions taken by the prior administration. It is uncertain whether the current or any future Acting Director or Director will continue to carry out these actions to reduce the CFPB’s workforce while still taking certain statutorily-mandated actions. The future of the CFPB’s operations is uncertain. Adding to the uncertainty is the pending litigation in federal court challenging the CFPB’s actions to reduce its workforce and substantially stop operations. There is also considerable uncertainty as how other federal or state regulators will respond to changes at the CFPB, including with respect to its priorities and focus. CFPB regulation, inquiries and related enforcement actions, including the CFPB’s application of UDAAP principles and supervision of World Omni by the CFPB, may increase World Omni’s compliance costs, require changes in World Omni’s business practices, affect World Omni’s competitiveness, impair World Omni’s profitability, harm World Omni’s reputation or otherwise adversely affect World Omni’s business.

The CFPB and the Federal Trade Commission (the “FTC”) have broad authority to investigate the products, services and operations of credit providers, including banks and other finance companies engaged in auto finance activities. The CFPB may review the actions of indirect auto finance companies with regard to pricing, repossessions and other activities and the CFPB has previously taken action against, and entered into settlements with, several such companies under applicable federal or state consumer protection laws. See “Additional Legal Aspects of the Leases and the Leased Vehicles—Consumer Protection Law” in this prospectus. The CFPB has investigated banks and finance companies over the sale and financing of extended warranties and other add-on products, and has indicated a focus on repossession activities of lenders and servicers related to motor vehicles, including the potential application of UDAAP principles to discriminatory practices. Both the CFPB and FTC have previously taken various enforcement actions against lenders and finance companies involving significant penalties, consent orders, cease and desist orders and similar remedies that, if applicable to auto finance providers and the type of products, services and operations offered by World Omni, may require it to cease or alter certain business practices, which could have a material adverse effect on its financial condition, liquidity and results of operations. If any of World Omni’s practices were found to violate the Equal Credit Opportunity Act or other laws, the related lease may be required to be transferred from the Reference Pool and Auto Lease Finance LLC would then be obligated to deposit an amount equal to the related repurchase payment in respect of the lease into the Exchange Note collection account. In addition, the Titling Trust, World Omni, Auto Lease Finance LLC, the Depositor or the Issuing Entity could become subject to claims by the obligors on those contracts, and any relief granted by a court could potentially adversely affect the Issuing Entity.

On January 4, 2024, the FTC published a final rule, the Combating Auto Retail Scams Trade Regulation Rule (“CARS Rule”), that would have (i) prohibited motor vehicle dealers from making certain misrepresentations in the course of selling, leasing, or arranging financing for motor vehicles, (ii) required accurate pricing disclosures in dealers’ advertising and sales discussions, (iii) required dealers to obtain consumers’ express, informed consent for charges, (iv) prohibited the sale of any add-on product or service that confers no benefit to the consumer, and (v) required dealers to keep records of advertisements and customer transactions. The CARS Rule was originally scheduled to go into effect on July 30, 2024, but the FTC stayed the implementation of the CARS Rule pending the outcome of a legal challenge to the final rule. On January 27, 2025, the U.S. Court of Appeals for the Fifth Circuit held that the final rule was invalid on procedural grounds and vacated the final rule. At this stage, it is unknown whether the final rule will be reproposed.

In December 2024, the FTC issued a final junk fee rule, 16 C.F.R. Part 464; however, such rule is not applicable to World Omni, as it only applies to the live-event ticketing and short-term lodging industries. The FTC noted that the rule should serve as guidance to all marketers on the requirements to avoid deceptive pricing advertisements. Other agencies such as the CFPB have also indicated an intent to potentially engage in similar rulemaking and it is uncertain whether the FTC, CFPB, or another federal or state agency will adopt similar regulations that do apply to World Omni. Legislators and regulatory agencies in several states have also engaged in or indicated an intent to potentially engage in similar rulemaking and/or legislation.

[In a recent case, the CFPB successfully asserted the power to investigate and bring enforcement actions directly against securitization vehicles such as the Issuing Entity. On December 13, 2021, in CFPB vs. Nat’l Collegiate Master Student Loan Trust. No. 1:17-cv-1323-SB (D. Del.) (“Nat’l Collegiate”), an action brought by the CFPB, the U.S. District Court for the District of Delaware denied a motion to dismiss filed by the securitization trusts holding that the trusts are “covered persons” within the meaning of the Dodd-Frank Act because they engage in the servicing of student loans, even if through third-party servicers and subservicers. On February 11, 2022, the case was stayed pending the defendants’ interlocutory appeal to the Third Circuit Court of Appeals and possible consideration of among other matters, whether the securitization trust is a “covered person” within the meaning of the Dodd-Frank Act. On April 29, 2022, the U.S. Court of Appeals for the Third Circuit (the “Third Circuit”) granted the defendant’s petition for an interlocutory appeal, and on March 19, 2024 ruled in favor of the CFPB holding that the securitization trusts are “covered persons” within the meaning of the Dodd-Frank Act and that the CFPB did not need to ratify the action against the securitization trusts before the statute of limitations had run. The Third Circuit and the U.S. Supreme Court denied further review. On January 16, 2025, the CFPB announced a settlement of the action with the defendant trusts, but the proposed order was not entered by the district court. On April 25, 2025, the CFPB agreed to voluntarily dismiss the case with prejudice and the district court dismissed the case on April 28, 2025.

In addition, on May 6, 2024, the CFPB filed a separate complaint against the National Collegiate Student Loan Trusts (“NCSL Trusts”) as well as the Pennsylvania Higher Education Assistance Agency (“PHEAA”), the primary student loan servicer for active student loans held by the NCSL Trusts. The CFPB alleged that the defendants failed to respond to borrower requests, failed to provide accurate information to borrowers and incorrectly denied forbearance requests. The CFPB also filed proposed final judgments, to which the NCSL Trusts and PHEAA agreed, that, once entered by the court, would require the NCSL Trusts and PHEAA to pay $400,000 and $1.75 million in penalties, respectively; to pay an additional $3 million in redress to affected borrowers, to be allocated by agreement between PHEAA and the NCSL Trusts; and to correct outstanding requests by borrowers. The proposed orders would also require the NCSL Trusts to modify their servicing guidelines to address the CFPB’s allegations. On June 21, 2024, Pacific Investment Management Company LLC (“PIMCO”), on behalf of the investment vehicle that holds notes issued by NCSL Trusts, filed a proposed objection to the proposed consent orders and motion to intervene. PIMCO’s motion to intervene was granted on September 19, 2024, but the court overruled PIMCO’s objection on October 1, 2024.

On January 3, 2025, the court agreed to stay the effectiveness of the settlement pending PIMCO’s appeal of its objection. This case has been referred to a circuit mediator and remains pending.

Further, federal debt collection rules limit the ability of third-party debt collectors to make debt collection phone calls to consumers. These rules may impact the independent contractors retained by World Omni to perform collection services. The CFPB previously indicated that it intends to address first-party debt collection activities in future rulemakings. World Omni may be required to comply with such future requirements. It is unclear what effect, if any, the debt collection rules, or amendments thereto, will have on the leases or the Servicer’s practices, procedures and other servicing activities relating to the leases or if such impact could reduce the associated recoveries. Further, the Nat’l Collegiate case and the decision in CFPB v. Manseth, No. 22-CV-29-LJV, 2023 WL 5400235, at *1 (W.D.N.Y. Aug. 22, 2023), a case which cited the district court ruling in Nat’l Collegiate, suggests that the Issuing Entity and the Titling Trust may be held vicariously liable for UDAAP violations by World Omni or the third-party debt collectors. In Manseth, the court found that debt brokers who had contracted with third-party debt collectors and retained the right of recovery to some of the proceeds were “covered persons” who could be held vicariously liable for UDAAP violations committed by those debt collectors. The dicta of the case nonetheless suggested that “mere investors,” those who do not exercise actual control over the third party or those who do not have knowledge of the prohibited conduct may potentially be differently situated which suggests vicarious liability will be a facts and circumstances inquiry.

The CFPB, and state regulators and attorneys general, who have the independent authority to enforce the Dodd-Frank Act, may rely on these cases as precedent in investigating and bringing enforcement actions against other trusts and securitization vehicles in the future.

The Dodd-Frank Act increases the regulation of the securitization markets. For example, it requires securitizers or originators to retain an economic interest in a portion of the credit risk for any asset that they securitize or originate. It also gave broader powers to the SEC to regulate credit rating agencies and adopt regulations governing these organizations and their activities.

Compliance with the implementing regulations promulgated under the Dodd-Frank Act or the oversight of the SEC or CFPB may impose costs on, create operational constraints for, or place limits on pricing with respect to finance companies such as World Omni or its affiliates. No assurance can be given that these new requirements imposed by the Dodd-Frank Act, or any subsequent implementing regulations, bulletins or other guidance, will not have a significant impact on the servicing of the leases and leased vehicles, on the regulation and supervision of World Omni, as an originator or servicer, the Depositor, the Issuing Entity or their respective affiliates.

Additionally, no assurances can be given that the liquidation framework for the resolution of “covered financial companies” would not apply to World Omni or its affiliates, including the Titling Trust, the Initial Beneficiary, the Depositor and the Issuing Entity. See “Additional Legal Aspects of the Titling Trust and the Exchange Notes—Dodd-Frank Act Orderly Liquidation Authority Provisions—Potential Applicability to World Omni, the Initial Beneficiary, the Depositor and the Issuing

Entity” in this prospectus.

If the Federal Deposit Insurance Corporation (the “FDIC”) were appointed receiver of World Omni, the Titling Trust, the Initial Beneficiary, the Depositor or the Issuing Entity under the Orderly Liquidation Authority provisions (“OLA”) of the Dodd-Frank Act, the FDIC could repudiate contracts deemed burdensome to the estate, including secured debt. World Omni has attempted to structure each of the transfers of the Exchange Note to the Initial Beneficiary, the Depositor and the Issuing Entity as a valid and complete sale under applicable state law and under the Bankruptcy Code to mitigate the risk of the recharacterization of the sale as a security interest to secure debt of the Initial Beneficiary. Any attempt by the FDIC to recharacterize the transfer of the Exchange Note as a security interest to secure debt that the FDIC then repudiates would cause delays in payments or losses on the Notes. In addition, if the Issuing Entity were to become subject to OLA, the FDIC may repudiate the debt of the Issuing Entity and the related Noteholders would have a secured claim in the receivership of the Issuing Entity. Also, if the Issuing Entity were subject to OLA, Noteholders would not be permitted to accelerate the debt, exercise remedies against the collateral or replace the servicer without the FDIC’s consent for 90 days after a receiver is appointed. As a result of any of these events, delays in payments on the Exchange Note and the Notes would occur and possible reductions in the amount of those payments could occur. See “Additional Legal Aspects of the Titling Trust and the Exchange Notes—Dodd-Frank Act Orderly Liquidation Authority Provisions—FDIC’s Repudiation Power Under OLA” in this prospectus.

In addition, and also assuming that the FDIC were appointed receiver of World Omni, the Titling Trust, the Initial Beneficiary, the Depositor or the Issuing Entity under OLA, the FDIC could avoid transfers of the leases that are deemed “preferential.” If the transfer were voided as a preference under OLA, Noteholders would have only an unsecured claim in the receivership for the purchase price of the note. Although the FDIC has issued a final rule to the effect that the preference provisions of OLA should be interpreted in a manner consistent with those of the Bankruptcy Code, the application of the provisions remains uncertain. See “Additional Legal Aspects of the Titling Trust and the Exchange Notes—Dodd-Frank Act Orderly Liquidation Authority Provisions—FDIC’s Avoidance Power Under OLA” in this prospectus.

The Return On Your Notes Could Be Reduced By Shortfalls Due To Military Action.

The effect of any current or future military action by or against the United States, as well as any future terrorist attacks, on the performance of the leases is unclear, but there may be an adverse effect on general economic conditions, consumer confidence in the economy and general market liquidity. Investors should consider the possible effects on delinquency, default and prepayment experience of the leases and the leased vehicles.

The Servicemembers Civil Relief Act (as amended, the “SCRA”) and similar state laws may provide relief to members of the military, including members of the Army, Navy, Air Force, Space Force, Marines, National Guard, Reservists, Coast Guard, officers of the National Oceanic and Atmospheric Administration and officers of the U.S. Public Health Service assigned to duty with the military, on active duty, and their spouses and dependents, who have entered into an obligation, such as a lease contract for a lease of a vehicle, before entering into military service and provide that under some circumstances the lessor may not terminate the lease contract for breach of the terms of the contract, including non–payment. Furthermore, under the SCRA, a lessee may terminate a lease of a vehicle at any time after the lessee’s entry into military service or the date of the lessee’s military orders (as described below) if (i) the lease is executed by or on behalf of a person who subsequently enters military service under a call or order specifying a period of not less than 180 days (or who enters military service under a call or order specifying a period of 180 days or less and who, without a break in service, receives orders extending the period of military service to a period of not less than 180 days); (ii) the lessee, while in military service, executes a lease of a vehicle and thereafter receives military orders for (x) a change of permanent station (as defined in the SCRA) from (I) a location in the continental United States to a location outside the continental United States or (II) a location in a State (as defined in the SCRA) outside the continental United States to any location outside that State (as defined in the SCRA) or (y) deployment with a military unit or as an individual in support of a military operation, for a period of not less than 180 days; or (iii) the lessee, while in military service executes a lease upon receipt of military orders described in subclause (x) of clause (ii) above and thereafter receives a stop movement order in response to a local, national, or global emergency, effective for an indefinite period or for a period of not less than 30 days, which prevents the lessee or the lessee’s dependents, from using the vehicle for personal or business transportation. No early termination charges (as defined in the SCRA) may be imposed for such termination.

On December 20, 2019, the National Defense Authorization Act for Fiscal Year 2020 (the “2020 NDAA”) was signed into law. The 2020 NDAA amended the SCRA to allow the spouse of a servicemember who died while in military service to terminate a vehicle lease one year from the date of the servicemember’s death, as long as that servicemember died while in military service or while performing full-time national guard duty, active guard and reserve duty, or inactive-duty training. In addition, the 2020 NDAA also allows the spouse of a servicemember who sustains a catastrophic injury or illness to terminate a car lease one year from the date of the catastrophic injury or illness, as long as that servicemember sustained the catastrophic injury or illness while in military service or while performing full-time national guard duty, active guard and reserve duty, or inactive-duty training. No early termination charges (as defined in the SCRA) may be imposed for such termination.

Further, on January 1, 2021, the William M. (Mac) Thornberry National Defense Authorization Act for Fiscal Year 2021 (the “2021 NDAA”) was signed into law. The 2021 NDAA further amended the SCRA to give dependents and not just spouses of servicemembers who incur a catastrophic injury or illness or die while in military service the right to terminate leases of motor vehicles in the one year time frame described above. However, the 2021 NDAA also clarified that a spouse’s or dependent’s right to terminate, in cases of catastrophic illness or injury, is only to the extent the servicemember lacks the mental capacity to manage his or her own affairs as a result of such catastrophic illness or injury, otherwise only the servicemember may terminate the lease. No early termination charges (as defined in the SCRA) may be imposed for such termination.

On December 27, 2021, President Biden signed the National Defense Authorization Act for Fiscal Year 2022 (the “2022 NDAA”) into law. Title LXII of the 2022 NDAA otherwise referred to as the Foreign

Service Families Act of 2021 amends the Foreign Service Act of 1980 and in part applies the terms governing termination of automobile leases in the SCRA provided to servicemembers in the same manner and to the same extent to members of the Foreign Service posted abroad.

No information can be provided as to the number of leases that may be affected by these laws. In addition, these laws may impose limitations that would impair the ability of the servicer to repossess a vehicle under a Defaulted Lease during the related lessee’s period of active duty and, in some cases, may require the servicer to extend the lease maturity date of the lease contract, lower the monthly payments and readjust the payment schedule for a period of time after the completion of the lessee’s military service. It is not clear that the SCRA would apply to leases such as the leases allocated to the Reference Pool. If a lessee’s obligation to make lease payments is reduced, adjusted or extended, or if the lease is terminated early and no early termination charge is imposed, the servicer will not be required to advance those amounts. Any resulting shortfalls due to such modification or termination will reduce the amount available for distribution on the Notes.

For more information regarding the effect of the SCRA and other similar legislation, you should refer to “Additional Legal Aspects of the Leases and the Leased Vehicles—Consumer Protection Law” in this prospectus.

Leases That Fail To Comply With Consumer Protection Laws May Be Unenforceable, Which May Result In Losses On Your Investment

Numerous federal and state consumer protection laws, including the federal Consumer Leasing Act of 1976 and Regulation M promulgated thereunder, regulate the creation, collection, and enforcement of retail lease contracts. The failure by the Titling Trust to comply with these requirements may give rise to liabilities on the part of the Titling Trust (as lessor under the leases). Further, many states have adopted “lemon laws” that provide vehicle users certain rights in respect of substandard vehicles. A successful claim under a lemon law could result in, among other things, the termination of the related lease and/or the requirement that all or a portion of payment previously paid by the lessee be refunded. Auto Lease Finance LLC will make representations and warranties that each lease complies with all requirements of applicable law in all material respects. If any such representation and warranty proves incorrect, has certain material and adverse effects on the Exchange Note, and is not timely cured, Auto Lease Finance LLC will be required to make a reallocation payment in respect of the related lease and leased vehicle and reallocate the affected Unit out of the Reference Pool [or, in its sole discretion, elect to substitute such affected Unit, and allocate a new Unit to such Reference Pool]. To the extent that Auto Lease Finance LLC fails to make such a reallocation payment [or substitution], or to the extent that a court holds the Titling Trust liable for violating consumer protection laws regardless of such a repurchase [or substitution], a failure to comply with consumer protection laws could result in required payments by the Titling Trust. If sufficient funds are not available to make both payments to lessees and on the Exchange Notes, you may suffer a loss on your investment in the Notes.

We refer you to “Additional Legal Aspects of the Leases and the Leased Vehicles—Consumer Protection Law” in this prospectus.

Interests of Other Persons in the Exchange Note, the Leases or the Leased	Interests of other persons in the Exchange Note, the leases or the leased vehicles could reduce funds available to pay your Notes if another person acquires an interest in the Exchange Note or in a lease or leased vehicle in the Reference Pool that has priority over the Issuing Entity’s interest.

Vehicles Could Reduce Funds Available to Pay Your Notes.

Another person could acquire an interest that is superior to the Issuing Entity’s interest if:

•      the Issuing Entity does not have a perfected security interest in the Exchange Note because its security interest was not properly perfected despite the delivery of the Exchange Note to the Indenture Trustee on the [Initial] Closing Date,

•      the Closed-End Collateral Agent does not have a perfected security interest in the assets in the Reference Pool because its security interest in the leases or leased vehicles was not properly perfected despite the grant of a security interest in the leases and leased vehicles to the Closed-End Collateral Agent on their acquisition by the Titling Trust and the application for a certificate of title for each leased vehicle naming the Closed-End Collateral Agent as secured party,

•      the Titling Trust does not have proper evidence of its ownership of a leased vehicle in the Reference Pool despite the application for a certificate of title for the leased vehicle naming the related titling company as owner,

•      the Closed-End Collateral Agent does not have a perfected security interest in the lease in the Reference Pool because World Omni did not maintain physical possession, for a tangible contract, or “control,” for an electronic contract, or

•      the Closed-End Collateral Agent’s security interest in a lease or leased vehicle in the Reference Pool is impaired because holders of some types of liens, such as a lien in favor of the Pension Benefit Guaranty Corporation (the “PBGC”), tax liens or mechanic’s liens, may have priority over the Closed-End Collateral Agent’s security interest, or a leased vehicle is confiscated by a government agency.

For more information about the security interests in the Exchange Note and the leases and leased vehicles in the Reference Pool, see “The Titling Trust—Titling of Leased Vehicles” and “Additional Legal Aspects of the Leases and the Leased Vehicles—Security Interests.”

In addition, the Closed-End Collateral Agent will not have a security interest in sale proceeds from the lease vehicles held by the qualified intermediary under the LKE program, which may result in losses on your Notes if the Servicer becomes insolvent or is subject to a bankruptcy proceeding or defaults in its obligation to deposit an amount equal to those proceeds in the collection account.

For more information about the LKE program, see “The Servicer, Sponsor and Administrator—Like-Kind Exchange Program.”]

You May Suffer Losses On Your Investment Because the Indenture Trustee Lacks Direct Ownership Interests or Perfected Security Interests In the Leased Vehicles and Interests of Other Persons In the Leases and the Leased Vehicles Could Be Superior To the Closed-End Collateral Agent’s Interest.	Payments on the Notes are ultimately dependent on the payments made under leases and net proceeds from the sale of the related leased vehicles allocated to the Pool of the Titling Trust associated with the Exchange Note held by the Issuing Entity. Neither the Issuing Entity nor World Omni Auto Leasing LLC has a direct ownership interest in any lease or a direct ownership interest or perfected security interest in any leased vehicle. Because the interest of the Indenture Trustee—as pledgee of the Issuing Entity—is in the Exchange Note and not directly in the leases or in the leased vehicles, the Indenture Trustee has no direct rights relating to either the leases or the leased vehicles. If an Event of Default occurs under the indenture, the Indenture Trustee would be limited to exercising its rights relating to the Exchange Note, including selling it, and its rights under the other available credit enhancement. To the extent that the exercise of the Indenture Trustee’s rights under the Exchange Note and the other available credit enhancement produces insufficient funds to make all required payments for the Notes, you may experience delays in payments or suffer a loss of all or part of your investment. We refer you to “The Issuing Entity—The Trust Property” and “Description of the Transaction Documents—Indenture.”

Even though the Closed-End Collateral Agent for the holders of Exchange Notes and certain other secured parties with respect to the closed-end collateral specified interest have a prior perfected security interest in the Units, events or circumstances could jeopardize the interest, such as:

•       fraud or forgery by the vehicle lessee;

•       negligence or fraud by the Servicer;

•       mistakes by governmental agencies;

•       liens for repairs or unpaid taxes;

•       the exercise of legal rights of governmental agencies under various criminal statutes;

•       the application of consumer protection laws;

•       rights and defenses of lessees made under the vehicle leases; and

•       bankruptcy of the lessee.

See “Additional Legal Aspects of the Leases and the Leased Vehicles—Limitations on Collateral Agent’s and Indenture Trustee’s Lien” in this prospectus for other events that could jeopardize that interest.

If the Servicer Does Not Maintain Control of the Leases Evidenced By Electronic Contracts, the Titling Trust May Not Have A Perfected Security Interest In Those Leases.

As described in “The Servicer, Sponsor And Administrator—Electronic Contracts and Electronic Contracting” in this prospectus, World Omni, on behalf of the Titling Trust, may originate leases electronically through a third-party custodian using the third-party custodian’s technology system.  Such electronic contracts are stored in an electronic vaulting system hosted in a Software as a Service (SaaS)-based/cloud-based system maintained by the third-party custodian and/or certain subcontractors of the third-party custodian on behalf of World Omni, on behalf of the Titling Trust and the Closed-End Collateral Agent.  The electronic vaulting system recognizes World Omni, on behalf of the Titling Trust and the Closed-End Collateral Agent, as the party having control of the leases originated electronically by World Omni, on behalf of the Titling Trust, and World Omni, as servicer, is required to maintain control of those leases on behalf of the Titling Trust and its assigns.  The electronic vaulting system is designed to enable World Omni to perfect the Titling Trust and the Closed-End Collateral Agent’s security interest in the leases evidenced by electronic contracts by satisfying the applicable Uniform Commercial Code’s requirements for “control” of electronic chattel paper.  For a description of these requirements, see “Additional Legal Aspects of the Leases and the Leased Vehicles—Security Interests” and “Description of the Transaction Documents— Custody of Lease Documents and Certificates of Title” in this prospectus.

World Omni will represent that World Omni, as servicer on behalf of the Titling Trust and the Closed-End Collateral Agent, has “control” (within the meaning of the applicable UCC) of each lease that is evidenced by electronic contracts.  However, it is possible that another person could acquire an interest in an electronic contract that is superior to the Titling Trust’s interest (and accordingly the Closed-End Collateral Agent’s interest).  This could occur if World Omni, on behalf of the Titling Trust and the Closed-End Collateral Agent, ceases to have “control” over an electronic contract that is maintained on behalf of World Omni by the third-party custodian and another party purchases that electronic contract (without knowledge that such purchase violates the Titling Trust’s or its assigns’ rights, as applicable, in the electronic contract) and obtains “control” over the electronic contract. World Omni, on behalf of the Titling Trust and the Closed-End Collateral Agent, also could lose control over an electronic contract if through fraud, forgery, negligence or error, or as a result of a computer virus, a failure of or weakness in the electronic vaulting system or a cybersecurity breach or cyber-attack, a person other than the Titling Trust or the Closed-End Collateral Agent were able to modify or duplicate the authoritative copy of the contract.

Although the Closed-End Collateral Agent perfects its security interest in the electronic contracts by filing financing statements, if the interests in the leases that the Titling Trust acquired from the originating dealer were not perfected by control, the priority of the Closed-End Collateral Agent’s security interest in the leases could be affected. The Closed-End Collateral Agent’s interest in the leases could be junior to another party with a perfected security interest in the inventory of the originating dealer or to judgment creditors who obtain a lien on the leases or to a bankruptcy trustee of a dealer that becomes a debtor in bankruptcy.

There can be no assurances that any third-party software employed by World Omni hosted in a Software as a Service (SaaS)-based/cloud-based system will perform as represented to World Omni in maintaining the systems and controls required to provide assurance that World Omni maintains control over, on behalf of the Titling Trust and the Closed-End Collateral Agent, an electronic contract.  In that event, there may be delays in obtaining copies of the electronic contract or confirming ownership and control of the electronic contract.

From time to time, the leases evidenced by electronic contracts may be amended, including, without limitation, by extensions of the maturity date.  An amendment may be evidenced in the form of a new amended electronic contract or as a tangible amendment to an existing electronic contract.  To the extent any of those amendments are evidenced in tangible form, World Omni, as servicer, will agree to maintain the perfected security interest in the leases (consisting of the electronic contract and tangible amendment), on behalf of the Titling Trust and the

Closed-End Collateral Agent, by possession of the tangible amendment and control of the electronic contract.

There is a risk that the systems employed by the third-party custodian to maintain control of the electronic contracts may be insufficient under applicable law to give the Closed-End Collateral Agent (and accordingly, the Titling Trust) a perfected security interest in the leases evidenced by electronic contracts.

As a result of the foregoing, the Closed-End Collateral Agent (and accordingly, the Titling Trust) may not have a perfected security interest in certain leases or its interest, although perfected, could be junior to that of another party.  Either circumstance could affect the Closed-End Collateral Agent’s ability on behalf of the Titling Trust to repossess and sell the underlying leased vehicles. Therefore, you may be subject to delays in payment on your Notes and you may incur losses on your investment in the Notes.

If ERISA Liens Are Placed On the Titling Trust Assets, You Could Suffer a Loss.	Liens in favor of and/or enforceable by the PBGC could attach to the Units owned by the Titling Trust and could be used to satisfy unfunded ERISA obligations of any member of a controlled group that includes World Omni and its affiliates under its defined benefit pension plans. However, because the Closed-End Collateral Agent in connection with the Exchange Note will have a prior perfected security interest in the Units, liens by the PBGC would not have priority over the interest of the Closed-End Collateral Agent in the assets securing the Exchange Note. As of the [Initial] Closing Date, neither World Omni nor any of its affiliates had any material unfunded liabilities with respect to their respective defined benefit pension plans.]

Moreover, World Omni believes that the likelihood of this liability being asserted against the assets of the Titling Trust or, if so asserted, being successfully pursued, is remote. However, you cannot be sure the Units will not become subject to an ERISA liability.

We refer you to “Additional Legal Aspects of the Leases and the Leased Vehicles—ERISA Liens and Vicarious Tort Liability” in this prospectus.

Vicarious Tort Liability May Result In a Loss.	Some states permit a party that incurs an injury involving a leased vehicle to recover damages from the owner of the vehicle merely because of that ownership. Most states, however, either prohibit these vicarious liability suits or limit the lessor’s liability to the amount of liability insurance that the lessee was required to carry under applicable law but failed to maintain.

The Safe Accountable, Flexible, and Efficient Transportation Equity Act of 2005 (the “Transportation Act”), Pub. L. No. 109–59, provides that an owner of a motor vehicle that rents or leases the vehicle to a person shall not be liable under the law of a state or political subdivision by reason of being the owner of the vehicle, for harm to persons or property that results or arises out of the use, operation, or possession of the vehicle during the period of the rental or lease, if (i) the owner (or an affiliate of the owner) is engaged in the trade or business of renting or leasing motor vehicles; and (ii) there is no negligence or criminal wrongdoing on the part of the owner (or an affiliate of the owner). This provision of the Transportation Act applies to any action commenced on or after August 10, 2005. The Transportation Act is intended to preempt state and local laws that impose possible vicarious tort liability on entities owning motor vehicles that are rented or leased.
Most state and federal courts considering whether the Transportation Act preempts state laws permitting vicarious liability have generally concluded that such laws are preempted with respect to cases commenced on or after August 10, 2005. One New York lower court, however, had reached a contrary conclusion in a case involving Nissan-Infiniti LT, a titling trust affiliated with another auto finance company. This New York court concluded that the preemption provision in the Transportation Act was an unconstitutional exercise of congressional authority under the Commerce Clause of the United States Constitution and, therefore, did not preempt New York law regarding vicarious liability. New York’s appellate court overruled the trial court and upheld the constitutionality of the preemption provision in the Transportation Act. New York’s highest court, the Court of Appeals, dismissed the appeal. In a 2008 decision relating to a case in Florida, the U.S. Court of Appeals for the 11th Circuit upheld the constitutionality of the preemption provision in the Transportation Act, and the plaintiffs’ petition seeking review of the decision by the U.S. Supreme Court was denied. In 2010, the U.S. Court of Appeals for the 8th Circuit issued a similar decision. While the outcome in these cases upheld federal preemption under the Transportation Act, there are no assurances that future cases will reach the same conclusion.

In addition to the protection afforded by the Transportation Act, the Closed-End Collateral Agent has a perfected security interest in and to the leases and related leased vehicles allocated to the closed-end collateral specified interest pursuant to the pledge and security agreement. The Closed-End Collateral Agent’s security interest would have priority over the lien of a judgment creditor with respect to a vicarious tort liability claim. We refer you to “Additional Legal Aspects of the Leases and the Leased Vehicles—Vicarious Tort Liability” in this prospectus.

[World Omni maintains, on behalf of the Titling Trust, contingent liability insurance coverage against third-party claims that provides coverage with no annual or aggregate cap on the number of claims thereunder, providing coverage of $5 million per occurrence.] If World Omni ceases to maintain this insurance coverage or the insurance coverage protecting the Titling Trust is insufficient to cover, or does not cover, a material claim, that claim could be satisfied out of the proceeds of the vehicles and leases allocated to the Reference Pool for your Notes and you could incur a loss on your investment.

If vicarious liability imposed on the Titling Trust exceeds the coverage provided by its primary and excess liability insurance policies, or if lawsuits are brought against either the Titling Trust or World Omni involving the negligent use or operation of a leased vehicle, you could experience delays in payments due to you, or you may ultimately suffer a loss.

For a discussion of the possible liability of the Titling Trust in connection with the use or operation of the leased vehicles, you should refer to “Additional Legal Aspects of the Leases and the Leased Vehicles—Vicarious Tort Liability” in this prospectus.

general risks relating to the transaction

The [Offered] Notes Are Not Suitable Investments for All Investors.	The [Offered] Notes may not be a suitable investment if you require a regular or predictable schedule of payments or payment on any specific date. The [Offered] Notes are complex investments that should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, default and market risk, the tax consequences of an investment, and the interaction of these factors.

Withdrawal or Downgrade of the Initial Ratings of the Notes Will, and the Issuance of Unsolicited Ratings on
Your Notes or any Adverse Changes
to a Hired Rating Agency, May Affect
the Prices for the [Offered] Notes Upon Resale.

The Depositor expects that the [Offered] Notes will receive ratings from [two] nationally recognized statistical rating organizations, or “NRSROs,” hired by the Sponsor to rate the Notes. A note rating is not a recommendation by a rating agency that you buy, sell or hold Notes. Similar ratings on different types of Notes do not necessarily mean the same thing. You are encouraged to analyze the significance of each rating independently from any other rating. Any rating agency may change its rating of the Notes after the Notes are issued if that rating agency believes circumstances have changed. A rating downgrade may reduce the price that a subsequent purchaser will be willing to pay for the [Offered] Notes.

Ratings on the [Offered] Notes will be monitored by the rating agencies hired by the Sponsor while the Notes are outstanding. There is no assurance that a rating will remain for any given period of time, that a rating agency rating the Notes will not lower or withdraw its rating if in its judgment circumstances in the future so warrants or that notice of a lowering, qualification or withdrawal will be provided to the Noteholders.

Ratings initially assigned to the Notes will be paid for by the Sponsor. The Sponsor is not aware that any other NRSRO, other than the NRSROs hired by the Sponsor to rate the Notes, has assigned ratings on the Notes. SEC rules state that the payment of fees by the Sponsor, the Issuing Entity or an underwriter to rating agencies to issue or maintain a credit rating on asset-backed securities is a conflict of interest for rating agencies. In the view of the SEC, this conflict is particularly acute because arrangers of asset-backed securities transactions provide repeat business to the rating agencies. Under SEC rules, information provided by the Sponsor or the underwriters to a hired NRSRO for the purpose of assigning or monitoring the ratings on the Notes is required to be made available to each non-hired NRSRO in order to make it possible for such non-hired NRSROs to assign unsolicited ratings on the Notes. An unsolicited rating could be assigned at any time, including prior to the [Initial] Closing Date, and none of the Depositor, the Sponsor, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned to the Notes even if such parties are aware of such unsolicited ratings. NRSROs, including the hired rating agencies, may have different methodologies, criteria, models and requirements. If any non-hired NRSRO assigns an unsolicited rating on the Notes, there can be no assurance that such rating will not be lower than the ratings provided by the hired rating agencies, which could adversely affect the market value of your Notes and/or limit your ability to resell your Notes. In addition, if the Sponsor fails to make available to the non-hired NRSROs any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the Notes, a hired rating agency could withdraw its ratings on the Notes, which could adversely affect the market value of your Notes and/or limit your ability to resell your Notes.
Furthermore, Congress or the SEC may determine at some point in the future that any NRSRO that assigns ratings to the Notes no longer qualifies as a nationally recognized statistical rating organization for purposes of the federal securities laws and that determination may also have an adverse effect on the market price of the [Offered] Notes.

Potential investors in the [Offered] Notes are urged to make their own evaluation of the creditworthiness of the lessees on the leases included in the related Reference Pool and the credit enhancement on the Notes, and not to rely solely on the ratings on the [Offered] Notes.

Because the [Offered] Notes Are In Book-Entry Form, Your Rights Can Only Be Exercised Indirectly.

Because the [Offered] Notes will be issued in book-entry form, you will be required to hold your interest in the [Offered] Notes through DTC in the United States, or Clearstream or Euroclear in Europe. Transfers of interests in the [Offered] Notes within DTC, Clearstream or Euroclear must be made in accordance with the usual rules and operating procedures of those systems. So long as the [Offered] Notes are in book-entry form, you will not be entitled to receive a definitive note representing your interest. The [Offered] Notes will remain in book-entry form except in the limited circumstances described under the caption “Registration of the Notes—Definitive Notes.”

Unless and until the [Offered] Notes cease to be held in book-entry form, the Indenture Trustee will not recognize you as a “Noteholder,” or “certificateholder.” As a result, you will only be able to exercise the rights of Noteholders indirectly through DTC (if in the United States) and its participating organizations, or Clearstream and Euroclear (in Europe) and their participating organizations. Your ability to pledge your Notes to persons or entities that do not participate in DTC, Clearstream or Euroclear, or to otherwise take other actions relating to your Notes, may be limited due to the lack of a physical note.

You May Suffer Delays in Payments as a Result of the Manner in Which Principal of and Interest On the [Offered] Notes is Paid.	Payments on the [Offered] Notes will be made to DTC, rather than directly to you, and DTC will then credit payments received from the Indenture Trustee to the accounts of its participants, including Clearstream and Euroclear, which, in turn, will credit those amounts to Noteholders either directly or indirectly through indirect participants. This process may delay your receipt of principal and interest payments from the Indenture Trustee.

Risk of Non-U.S. Noteholders’ Investment in Notes Treated as Being Engaged in a U.S. Trade or Business on Account of Their Own Activities.

As discussed under “Material U.S. Federal Income Tax Consequences” in this Prospectus, the U.S. federal income tax treatment of the Notes to a beneficial owner that is a Non-U.S. Noteholder  turns on a number of facts, including whether interest on the Notes paid to or accrued by the Non-U.S. Noteholder is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Noteholder .  The determination of whether a Non-U.S. Noteholder  is engaged in a trade or business within the United States with respect to its acquisition of debt is based on a highly factual analysis that takes into account all facts and circumstances relating to such Non-U.S. Noteholder , which are necessarily unique to that Non-U.S. Noteholder .  No direct guidance expressly addresses which activities constitute being engaged in a trade or business within the United States or whether (or under which circumstances) the acquisition of newly issued debt, such as a Note offered hereby, could give rise to a trade or business or could contribute to such a conclusion when coupled with other facts and circumstances.  In addition, certain activities undertaken or performed by or for a Non-U.S. Noteholder  through agents and other third parties could be attributed to the Non-U.S. Noteholder  in determining whether the Non-U.S. Noteholder  is engaged in a trade or business within the United States.  Furthermore, the precise contours of the so-called “securities trading safe harbor” under Section 864(b)(2) of the Code is similarly unclear.  Nothing herein provides any advice or assurance concerning the tax treatment with respect to any person in this regard or otherwise or considers in any way the facts unique to any particular person that acquires a Note.  Therefore, you are urged to consult your own tax advisors to determine your treatment under these rules in respect of the acquisition of a Note and taking into account your own particular facts relating to such acquisition

One or More Classes of Notes May be Issued With Original Issue Discount for Federal Tax Purposes.	One or more classes of the Notes may be issued with original issue discount (“OID”) for U.S. federal income tax purposes. If a Note is issued with OID, a U.S. Noteholder generally will be required to accrue OID with respect to such Note on a current basis as ordinary income and pay tax accordingly, regardless of whether such U.S. Noteholder receives cash attributable to that income and regardless of such U.S. Noteholder’s usual method of tax accounting. For further discussion of the computation and reporting of OID, see “Material U.S. Federal Income Tax Consequences—Tax Consequences to Holders of the Notes—Original Issued Discount.”

There is a Risk of a Taxable Deemed Exchange of Notes if the Transaction Documents are Amended.

The transaction documents, under certain circumstances, allow for supplemental indentures and amendments. It is possible that such supplemental indentures or amendments, if they were treated as “significant modifications,” could result in a taxable deemed exchange of the Notes for U.S. federal income tax purposes. This could result in gain or loss recognition for Noteholders, and could potentially result in OID with respect to the Notes following such modification.

THE SERVICER, SPONSOR AND ADMINISTRATOR

General

World Omni is a Florida corporation and an indirect wholly-owned subsidiary of JM Family Enterprises, Inc., a Delaware corporation (“JMFE”). JMFE, through its subsidiaries, provides a full range of automotive-related distribution and financial services to Toyota dealerships in the Five-State Area. Financial services are also provided to other dealerships throughout the United States. The principal executive offices of World Omni are located at 250 Jim Moran Blvd., Deerfield Beach, Florida 33442 and its telephone number is (954) 429-2200.

World Omni was established in 1981 and provides financial services to Toyota dealers in the Five-State Area, and has operated under the “Southeast Toyota Finance” name since 1996. World Omni provides retail installment sale contract and lease financing to retail customers of these Toyota automobile dealers. World Omni services automobile and light-duty truck retail installment sale contracts and leases for its own account and the account of third parties. World Omni also provides wholesale floorplan financing and capital and mortgage loans to some Toyota dealers, and their affiliates, in the Five-State Area.

Southeast Toyota Distributors, LLC, which is an indirect wholly-owned subsidiary of JMFE and a World Omni affiliate, is the exclusive distributor of Toyota cars and light-duty trucks, parts and accessories in the Five-State Area. Southeast Toyota Distributors, LLC distributes Toyota vehicles pursuant to a distributor agreement with Toyota Motor Sales, U.S.A., Inc., a California corporation, that commenced in 1968 and has been subsequently renewed through [●], 20[●].

As of [●], 20[●], [●], 20[●], [●], 20[●], [●], 20[●] and [●], 20[●], World Omni and its affiliates’ portfolio had [●],[●],[●],[●] and [●] leases outstanding, respectively. The aggregate outstanding principal balances of leases at the above dates were approximately $[●] billion, $[●] billion, $[●] billion, $[●] billion and $[●] billion, respectively.

World Omni will service the Titling Trust assets, including the leases and leased vehicles included in the Reference Pool related to the transaction contemplated by this prospectus. World Omni’s experience in and overall procedures for servicing of leases are further described under “—Securitization Experience” and “—Servicing” below. For additional information about World Omni’s responsibilities as Servicer for this transaction, you should also refer to “Description of the Transaction Documents”.

World Omni, in its capacity as Administrator under the administration agreement to be dated as of the [Initial] Closing Date (the “Administration Agreement”), will perform the administrative obligations and additional services required to be performed by the Issuing Entity or the Owner Trustee under the Indenture, the Trust Agreement and the other transaction documents, as applicable. Significant duties of the Administrator will be to monitor the performance of the Issuing Entity and to advise the Owner Trustee when action is necessary to comply with the respective duties and obligations of the Issuing Entity and the Owner Trustee under the transaction documents. [Further, on behalf of the Issuing Entity, the Administrator will perform the duties and obligations related to a transition from the then-current Benchmark, including but not limited to the determination of a Benchmark Transition Event and its related Benchmark Replacement Date and any Benchmark Replacement Conforming Changes or SOFR Adjustment Conforming Changes pursuant to the terms of the Indenture.] Except as otherwise noted in the transaction documents, the Administrator will not be obligated to make any payments to the persons in whose name a Note is registered on the note register (“Noteholders”) under any of the transaction documents. As compensation for the performance of the Administrator’s obligations under the Administration Agreement and as reimbursement for its expenses related thereto, the Administrator will be entitled to an administration fee with respect to each Collection Period equal to 1/12 of [0.05]% of the aggregate Securitization Value as of the first day of the related Collection Period. The administration fee payable to the Administrator on the initial Payment Date with respect to the initial Collection Period will be pro-rated, however, to compensate for the length of the initial Collection Period [not] being [longer than] one month. The administration fee in respect of a Collection Period will be paid to the Administrator on the related Payment Date out of collections before any amounts are made available to make payments to the Noteholders.

World Omni is the Sponsor of, and has participated in the structuring of, the securitization transaction contemplated by this prospectus. As Sponsor, World Omni will also be responsible for selecting the trustees and Asset Representations Reviewer party to the transaction described in this prospectus and paying the expenses of forming the Issuing Entity, legal fees of some transaction parties, rating agency fees for rating the Notes and other transaction expenses. World Omni will select the leases and leased vehicles allocated to the Reference Pool for this securitization transaction using the criteria described in “The Leases—Characteristics of the Leases—Eligibility Criteria and Portfolio Characteristics.”

[Provide information regarding the Sponsor’s financial condition to the extent required by Item 1104(f) or 1110(c) of Regulation AB].

Corporate Responsibility

JMFE together with World Omni and their affiliates have various Environmental, Social and Governance (“ESG”) initiatives in place and periodically report on these efforts. These ESG initiatives are underpinned by JMFE’s and its affiliates’ long standing core principles of consideration, cooperation, communication, innovation and accountability, which have contributed to its standing as a leader in environmental stewardship and a trusted corporate partner in its communities, with strong corporate governance which regulates the decision-making processes and the approach used by JMFE, World Omni and their affiliates. For more information on JMFE’s ESG efforts, visit www.jmfamily.com/our-impact. The contents of JMFE’s and World Omni’s website are not incorporated in, or otherwise to be regarded as part of, this prospectus. For purposes of any electronic version of this prospectus, the preceding link to the uniform resource locator, or URL, is an inactive textual reference only. We have taken steps to ensure that this link to the URL was inactive at the time we created any electronic version of this prospectus.

Further, JMFE, World Omni and their affiliates periodically review sustainability policies and programs, and may make adjustments as appropriate in their sole discretion. These adjustments may include, without limitation, ceasing to participate in a particular program that no longer aligns with or supports JMFE’s strategic direction and priorities. No representation is made regarding the applicability of any ESG or other investment criteria to the Notes.

Securitization Experience

World Omni has been engaged in the securitization of assets since 1986. World Omni’s first public lease securitization transaction in 1992 involved approximately $150 million of lease contracts. From 1994 through [●], World Omni has securitized an aggregate of approximately $[●] billion of lease receivables in term securitization transactions. As of the date of this prospectus, World Omni has also sponsored more than [●] term securitizations of retail installment sale contracts and dealer floorplan receivables. World Omni’s most recently completed term lease securitization transaction in [●] involved leases and leased vehicles with an aggregate Securitization Value of approximately $[●] million. World Omni’s experience in and overall procedures for originating and underwriting leases are described further under “—Origination, Underwriting and Purchasing” and “—Underwriting Standards” below in this prospectus. [None of the asset-backed securities offered in the lease securitization program have experienced any losses or events of default and World Omni has never taken any action out of the ordinary in any transaction to prevent losses or events of default.]

Repurchases of Leases in Prior Securitized Lease Pools

The transaction documents for prior securitizations of leases and leased vehicles sponsored by World Omni contain covenants requiring the reallocation of an underlying lease and related leased vehicle from the related Reference Pool for the breach of a representation or warranty. World Omni, as securitizer, discloses, in a report on Form ABS-15G, all fulfilled and unfulfilled reallocation requests for securitized leases that were the subject of a demand to reallocate. [In the three-year period ended [●], 20[●], there was no activity to report with respect to any demand to reallocate leases from the Reference Pool under any such prior securitization sponsored by World Omni.] World Omni filed its most recent report on Form ABS-15G with the SEC pursuant to Rule 15Ga-1 on [●]. World Omni’s CIK number is 0001004150. For additional information about obtaining a copy of the report on Form ABS-15G, you should refer to “Incorporation of Certain Information By Reference” in this prospectus.

[Note: to the extent the most recent Form ABS-15G filing indicates repurchase [or substitution] activity, a table will be included to illustrate the details disclosed on such filing.]

Origination, Underwriting and Purchasing

Use of Titling Trust. World Omni uses a Titling Trust to facilitate its leasing business. For more information about the Titling Trust, see “The Titling Trust.” As Servicer, World Omni is responsible for causing the Titling Trust to purchase closed-end leases and leased vehicles from Toyota dealers in the Five-State Area pursuant to existing dealer agreements in the ordinary course of business. Dealers enter into leases using a World Omni supplied or approved form of closed-end lease contract and disclosure statement that provides for the assignment of the leases to the Titling Trust. The leases are originated by dealers in accordance with World Omni’s requirements and underwriting standards, which emphasize, among other things, the prospective lessee’s ability to make timely payments and creditworthiness. For additional information about World Omni’s underwriting process, you should refer to “—Underwriting Standards” below.

Vehicle Leasing.   When a lessee leases a vehicle from a dealer, the lessee and the dealer agree on the price of the vehicle and the purchase of service contracts and other related products offered by the dealer.  If the lessee elects to lease the vehicle through the dealer, the lessee and the dealer decide on the lease term, mileage allowance, residual value and payment terms for the lease.  Leasing terms currently range between [24 and 60] months. The dealer will determine if the lessee is eligible for, and will be using marketing programs that impact the terms of, the lease. Dealers negotiate the terms of the lease with prospective lessees according to guidelines set forth by World Omni.

Each lessee enters into a lease that requires the lessee to make monthly payments, referred to in this prospectus as “Base Monthly Payments,” which, over the lease term, will cover (i) the difference between the Adjusted Capitalized Cost of the lease and the Contract Residual Value plus (ii) lease (or rent) charges (“Lease Charges”). Lease Charges are calculated and determined based on an implicit interest rate referred to in this prospectus as the “Lease Rate.” The “Adjusted Capitalized Cost” for each lease is the difference between (i) the sum of (a) the price of the vehicle agreed upon between the dealer and the lessee, plus (b) the cost of any items that the lessee pays over the lease term, such as taxes, fees, service contracts and other related products, and (ii) the amount of any net trade-in allowance, rebate, non-cash credit or cash paid by the lessee. Each lease sets forth a “Contract Residual Value,” which is the residual value of the leased vehicle at the scheduled termination of the lease as set forth in the lease contract. In addition, each lease requires the lessee to pay any late payment fees or charges, extension fees or charges, sales, use, excise, lease and other taxes and fees due to any government authority, and other similar charges (referred to as “Additional Lease Charges”). These Additional Lease Charges will not be available to make payments on the Exchange Note or on the Notes. The Servicer may waive any late payment charge or any other fees that may be collected in the ordinary course of servicing a lease.

Determination of Contract Residual Values. The Contract Residual Value of a leased vehicle is the estimated value of the vehicle at the end of the lease term and is a major component used to calculate the Base Monthly Payment. The Contract Residual Value impacts the Base Monthly Payment because it represents the amount of the Adjusted Capitalized Cost of the leased vehicle that does not have to be paid for over the lease term by the lessee. The Contract Residual Value is also the basis of the price a lessee would have to pay to purchase a leased vehicle at the end of a lease. As such, the Contract Residual Value impacts return rates to World Omni because a lessee may be less likely to purchase a leased vehicle at the end of the lease if the Contract Residual Value exceeds the actual market value of the leased vehicle.

The Contract Residual Value is calculated by a dealer based on benchmark residual value percentages provided by World Omni from time to time. World Omni publishes benchmark residual value percentages for specific term offerings up to [60] months. If a term and corresponding benchmark residual value percentage are not published, the Contract Residual Value is calculated by interpolating the appropriate residual value using the published benchmark residual value percentages.

World Omni publishes benchmark residual value percentages based on residual value percentage estimates produced by “Automotive Lease Guide” or “ALG,” an independent publisher of residual value percentages recognized throughout the automotive finance industry for projecting vehicle market values at lease maturity. From time to time, World Omni may establish benchmark residual value percentages that differ from the residual value percentage estimates produced by ALG. Since 1999, World Omni has limited Contract Residual Values of its leased vehicles by requiring dealers to cap the Total Suggested Retail Price (“TSRP”) used in the residual value calculation at ALG’s published Maximum Residualized TSRP (“MRT”). The MRT represents the maximum dollar TSRP that

ALG recommends when applying ALG’s residual value percentages. The MRT was developed by ALG to ensure that vehicles do not become “over accessorized,” thus creating an unreasonable risk of retaining the predicted residual value. World Omni instructs dealers to calculate the Contract Residual Value by multiplying (a) the published benchmark residual value percentage for the appropriate vehicle and term by (b) the lesser of (i) the actual TSRP and (ii) the MRT.

In connection with vehicle marketing programs supported by World Omni’s affiliate Southeast Toyota Distributors, LLC, World Omni permits the Contract Residual Value that would otherwise be applicable to a lease to be increased by adding a number of percentage points to the benchmark residual value percentage [or adding a fixed dollar amount to the Contract Residual Value] that would otherwise apply to a lease.

Dealers’ Obligations to Repurchase Units. Under agreements between World Omni and the dealers, dealers are contractually obligated to repurchase Units that do not meet the representations and warranties made by those dealers at the time of purchase. These representations and warranties relate primarily to the origination of the leases and the titling of the leased vehicles. Dealers do not normally make representations relating to the creditworthiness of the lessees or the collectability of the leases.

Typically, the dealer agreements do not otherwise provide for recourse to the dealer for unpaid amounts under a Defaulted Lease. World Omni’s rights to receive proceeds from any dealer repurchase obligations have been assigned to the Titling Trust and will constitute assets of the Titling Trust. These payments will be available to make payments on the Exchange Note if they relate to the Reference Pool. However, the related dealer agreements are not—and will not be—assets of the Titling Trust.

Underwriting Standards

World Omni’s underwriting standards are intended to evaluate a prospective lessee’s credit standing and repayment ability. In general, the dealer requests a prospective lessee to complete a credit application. Upon receipt of a credit application, either electronically through an online source such as DealerTrack, RouteOne, DocuSign, or in limited cases, via facsimile, World Omni transfers all application data into a centralized computer loan and lease origination system owned and operated by a third-party vendor. The origination system obtains an independent credit bureau report and automatically relays the application and credit bureau data to decision software which has been customized to perform credit evaluations for World Omni.  The decision software uses a number of factors in performing the credit evaluation, such as the amount of the monthly payment, the term of the lease, the lessee’s monthly income, the amount of monthly rent or mortgage payments, and credit bureau attributes, such as number of trade lines, utilization ratio and number of credit inquiries. As part of this process, the decision software generates an internal risk score that is used in addition to World Omni’s credit policy rules to determine a recommended credit decision. This information enables World Omni to review an application and establish the likelihood that the proposed lease will be paid in accordance with its terms. In limited circumstances, World Omni may pre-approve potential and existing customers with established automobile credit histories for new leases without the use of an internal risk score. World Omni may also automatically approve or deny applicants based on other credit criteria.

Automated Underwriting. World Omni has established minimum credit score and risk score requirements. To the extent the decision software’s credit evaluation of both score and credit policy rules results in an automatic approval or automatic decline, such results are communicated directly to the dealer. A credit application finalized by the decision software may also be resubmitted or re-evaluated based on information from the dealer. In such cases, the application is re-evaluated by the decision software and may result in an automatic approval, automatic decline or is referred to a World Omni credit analyst to evaluate the application based on the company’s underwriting guidelines.

If the applicant is a business, the decision software cannot electronically evaluate the application. In other cases, an application is not automatically rejected but does not meet the criteria for automatic approval, either because of incomplete or inconsistent information or because one or more credit-related terms is not within prescribed automatic approval levels. In all such cases, a credit analyst evaluates the application based on the company’s underwriting guidelines. Failure to be automatically approved by the decision software does not mean that an application does not meet World Omni’s underwriting guidelines.

Credit Analyst Underwriting. The credit analyst considers information, some of which is evaluated in the decision software, such as the applicant’s income, credit bureau report and internal risk score, and weighs other factors, such as the applicant’s prior experience with World Omni. To support consistent credit decisions, World Omni establishes credit rules that provide a framework to evaluate specific attributes of an application, including affordability measures like payment-to-income ratios, [FICO®][Vantage] score and lease term. These credit policy rules are not strict limits or requirements and the credit analyst evaluating an application may determine whether there may be other factors that, in the credit analyst’s judgment, support approval of an application, including demonstrated ability to pay, strong credit history and residency and employment stability. Based on the credit analyst assessment of the strengths and weaknesses of each application, the credit analyst will either approve the application, reject the application or forward the application for review by a World Omni employee with higher approval authority. The credit analyst may work with the dealer to determine acceptable lease terms for applications that cannot be approved as originally submitted. The credit analyst may grant a conditional approval on the addition of a qualified co-lessee or on modifications to the lease terms, such as a higher cash down payment or a less expensive vehicle. If data entry or inconsistent information is the reason a credit application did not receive automatic approval, the credit analyst will contact the dealer if necessary to verify the data in question and to make corrections if necessary or to obtain proof of the inconsistent data.  For certain applicants, or if there is a discrepancy in the information provided by the applicant, the credit analyst may verify the identity, employment, income, residency and other applicant information using World Omni’s established procedures before making a decision.

Lease Package and Verification. Once World Omni has approved an application and the prospective lessee has agreed to the terms of the lease, the dealer transmits to World Omni a lease package containing, among other things:

•	the completed standard lease form between the dealer and the lessee; and

•	the customer’s credit application.

World Omni compares the specifics of the lease to the application approved in the underwriting process and verifies, among other items, the rate, truth-in-leasing disclosures and purchase price from the dealer. World Omni also makes efforts to confirm that the dealer has made on a timely basis all filings with state agencies that are necessary to ensure that the vehicle is titled in the name of the Titling Trustee or the Titling Trust and that the Closed-End Collateral Agent is listed as the lienholder on the title to the applicable vehicle.

Insurance. Each lease contract requires the lessee to obtain and maintain vehicle liability and physical damage insurance on the leased vehicle. The dealer agreements include a requirement that the dealers verify that the lessee has insurance which meets the requirements of the lease contract at the inception of the lease and retain such verification in their records. The amount of insurance required by a lease contract is at least equal to the amount required by applicable state law, subject to customary deductibles. The Servicer requires the policy to name the Titling Trust as additional insured with respect to liability and insured and loss payee with respect to physical damage. World Omni does not independently verify the existence of insurance in connection with its acquisition of Units, and performs no ongoing verification of insurance coverage.

Except as described above, World Omni has not had any recurring categories or types of exceptions to its underwriting standards. From time to time, World Omni may, in its sole discretion, adjust its underwriting standards in response to changes in external economic factors, net loss or repossession or delinquency experience, market conditions or other factors to achieve desired goals or objectives.

Electronic Contracts and Electronic Contracting

World Omni supports electronic contracting in the Five-State Area, under which the related contracts are evidenced by an electronic record and are electronically signed by the related obligors.  World Omni has contracted with a third-party custodian to facilitate the process of creating and storing such electronic contracts in an electronic vault maintained by such third-party custodian on behalf of World Omni. The third-party custodian’s technology system permits transmission, storage, access and administration of electronic contracts and is comprised of proprietary and third-party software and other related technology that enable electronic contracting in the automobile retail industry. The vault is hosted in a Software as a Service (SaaS)-based/cloud-based system maintained by the third-party custodian and/or certain subcontractors of the third-party custodian. Through use of the third-party custodian’s system, a dealer originates electronic lease contracts and then transfers these electronic contracts to the Titling Trust.

The electronic vaulting system uses a combination of technological and administrative features that are designed to (i) designate a single copy of the record or records comprising an electronic contract as being the single authoritative copy of the lease receivable, (ii) manage access to and the expression of the authoritative copy, (iii) identify World Omni, on behalf of the Titling Trust, as the owner of record of the authoritative copy and (iv) provide a means for transferring record ownership of, and the exclusive right of access to, the authoritative copy from the current owner of record to a successor owner of record.

Servicing

Through its service centers located in Mobile, Alabama and Earth City, Missouri, World Omni services the leases following origination. The Mobile and Earth City centers are full-service facilities that collectively handle all collection activities, pro-active lease marketing, remarketing, administrative services, dealer services, operational accounting, and customer and dealer inquiries.

Lessees will generally make payments on the leases by mail for deposit into a lock box account maintained by the Servicer or directly through electronic means. Unless the conditions described under “Description of the Transaction Documents—Accounts” are satisfied, the Servicer will deposit all payments it receives on or in respect of the leases included in the Reference Pool into the Exchange Note Collection Account not later than two Business Days after receipt of payment and related payment information regarding where to allocate the payment.

Customer Service. In the normal course of business, World Omni responds to requests for information from both dealers and lessees. Incoming calls are processed through an interactive voice response technology (IVR), which provides automated assistance for routine inquiries and services such as payoff quotes, mailing addresses, pay-by-phone, and last payment information. Customer care representatives are also available during standard business hours to assist those dealers and lessees that are unable to resolve their issues through the IVR. World Omni also provides a customer website providing lessees with the ability to self-service accounts including making payments, obtaining extensions based on compliance with automated guidelines, reviewing payment histories and obtaining monthly statements.

Collections. World Omni makes collection efforts with respect to delinquent accounts. A delinquent account is assigned to a risk group that determines the collection calling and letter strategies and timelines applicable to that account. Risk groups are developed to establish when the first call will be made or the first letter will be sent to that lessee. Accounts are also segregated into specialized call work lists based on legal requirements applicable to the accounts. These specialized work lists generally include active bankruptcies, litigations, confiscations, and accounts protected by the SCRA and similar state laws. Specialized manual account calling is initiated at various stages of delinquency status based on each account’s risk category. Calls to lessees are placed by World Omni or by independent contractors retained by World Omni.

[The Servicer has not modified its servicing policies and procedures in any material respect in the last three years with respect to the Units.]

Lease Maturity. At the end of the lease term, the lessee has the option to (1) purchase the leased vehicle “AS IS” at a price equal to the Contract Residual Value plus a purchase option fee plus any official fees and applicable taxes and other incidental charges due under the lease or (2) return the leased vehicle to World Omni through a dealer or at an agreed upon drop-off location and pay the disposition fee and any applicable charges for excess mileage and excess wear and use. Both the purchase option fee and the disposition fee may be waived in whole or in part by the Servicer. In the case of either a purchase or a return, the lessee must also satisfy any outstanding and unpaid amounts owed by the lessee under the lease and any other fees including actual or estimated property taxes, late charges and parking tickets paid by the lessor on the lessee’s behalf. A lessee may request that another party or dealer be permitted to purchase the leased vehicle, provided that the lease obligations, including the obligations described in the preceding sentence, are complied with to World Omni’s satisfaction. World Omni may permit or deny such purchase within its sole discretion. Higher than expected lease buyouts or trade ins to dealers may impact vehicle turn-in rates, or may result in prepayments on the leases which may impact the weighted average life of the Notes. In this regard, for more information, see “Prepayment and Yield Considerations—Weighted Average Life of the Securities.”

Early Termination by Lessee. If the lessee returns the vehicle early, the lessee must pay the money owed under the lease, including any remaining Base Monthly Payments and all applicable Additional Lease Charges, plus the disposition fee set forth in the lease, plus any official fees and taxes related to termination, plus any charges for excess mileage and World Omni’s reasonable estimate of repairs relating to excess wear and use (all of the foregoing, collectively, the “Remaining Payments Charge”).  Alternatively, depending on the form of lease, at the lessee’s option, the lessee may pay the Remaining Payments Charge, other than any charges for excess mileage, excess wear and use charges already taken into account in the realized value of the vehicle, plus the Contract Residual Value set forth in the lease, minus the unearned portion of the Lease Charge set forth in the lease, minus, at the lessor’s election, either the realized value of the vehicle as determined by the estimated or appraised wholesale value of the vehicle or by the amount the Servicer receives upon disposition of the vehicle at wholesale (the amount determined as provided in this sentence or the immediately preceding sentence is the “Early Termination Charge”).  As an alternative, at the lessee’s option and at the lessee’s expense, the vehicle’s realized value may be determined by an appraisal of the vehicle’s wholesale value by a qualified independent appraiser selected by the lessee and acceptable to World Omni. If such option is selected by the lessee, the appraiser’s determination of the realized value of the vehicle is final and binding on both parties. Lastly, a lessee may request that another party or dealer be permitted to purchase the leased vehicle prior to the maturity of the lease. In such cases, World Omni may, in its sole discretion, permit such purchase, provided that the Remaining Payment Charge or Early Termination Charge, whichever is applicable, is satisfied.

Early Termination Program. To encourage new vehicle sales or to pull leased vehicle returns into periods when vehicle resale prices are expected to be higher, World Omni may allow selected lessees to terminate their leases early without making a stated number of remaining monthly payments. These programs are generally offered to lessees based on the vehicle model they lease and the period during which their lease is scheduled to terminate. To be eligible to participate, a lessee must lease or buy a new Toyota vehicle and finance it through World Omni. If a lessee accepts the offer, World Omni will pay or cause to be paid the total of the Base Monthly Payments that are waived under the program. The lessee must pay any other amounts owed under the lease, including any unwaived remaining monthly payments, excess mileage or excess wear and use charges.

Total Loss. If a leased vehicle suffers a total loss, the lessee is obligated to notify such lessee’s insurance company and to coordinate with such lessee’s insurance company for payment to World Omni. If World Omni does not continue the lease by substituting a comparable Replacement Vehicle and the lessee has complied with all other provisions of the lease, then the lease will terminate early. Depending on the form of the lease, one of the following will apply: (1) the lessee will owe nothing more once World Omni has received (i) all of the insurance proceeds due under the insurance policy, (ii) the deductible under such insurance policy and (iii) all amounts due under the lease contract and not paid up to the date the lessor receives the insurance proceeds under such insurance policy, or (2) if World Omni receives all of the insurance proceeds due under the insurance policy and such proceeds reflect payment of a claim for the full value of the vehicle, the lessee will owe the sum of the following amounts: (i) the deductible under the insurance policy, (ii) the total amount of deductions by the insurance company from the value of the vehicle used to compute the insurance proceeds for past due premiums or the condition of the vehicle prior to the total loss and (iii) all amounts due under the lease contract and not paid up to the date of the total loss.

If the insurance proceeds, deductible and other amounts described above are less than the amount of the lessee’s obligations under the lease, the shortfall will reduce the amount available to the Administrative Agent for distribution to the Exchange Noteholder in respect of the Exchange Note. Conversely, if the insurance proceeds, deductible and all other amounts described above exceed the amount of the lessee’s obligations under the lease, the excess will be refunded to the lessee.

Default. The lessor may terminate the lease and repossess a leased vehicle because of a default under the terms of the lease, which defaults may include any of the following:

•	failure to make any payment when due;
•	bankruptcy proceeding (voluntary or involuntary) of the lessee or its property;
•	incompetency, death, or dissolution;
•	materially false or misleading misrepresentations by the lessee in his or her application;
•	the vehicle is stolen, lost, destroyed, seized or confiscated or is otherwise rendered unavailable or unsuitable for use;
•	assignment, transfer, sublease, rent, or pledge of the lease or leased vehicle without the Servicer’s

•	permission, or other violation of the terms of the lease governing use and subleasing;
•	failure of the lessee to comply with any other provision or condition of the lease or failure to keep any other promise made under the lease; or
•	prohibition by applicable sanctions laws, or any federal or state law, rule, regulation or order from doing business with the lessee.

In any such case, the lessee will owe the Early Termination Charge (as defined above) plus all collection, repossession, storage, preparation and sale expenses of the vehicle, plus attorney’s fees and disbursements incurred after default and referral to an attorney who is not a salaried employee of the lessor, not to exceed [15]% of the amount the lessee owes the lessor or such lesser rate as may be required under applicable law, plus the Servicer may collect simple interest at a rate not to exceed [15]% per annum or such lesser rate as may be required under applicable law on all expenses and fees incurred by the lessor and all obligations that the lessee owes after termination, other than earned but unpaid Lease Charges (all of the foregoing, collectively, the “Defaulted Payment Charge”).

The Servicer’s right to repossess the vehicle may be limited or delayed by applicable law, including bankruptcy and other insolvency law, in the event a lessee is entitled to relief under the SCRA or similar state laws, and in the event a lessee is identified on the Office of Foreign Assets Control list of Specially Designated Nationals and Blocked Persons.

Excess Wear and Use. At the time the lessee enters into a lease, the lessee may also purchase and enter into an excess wear and use addendum to the lease which serves to waive any excess wear and use charges that may be owed by the lessee upon termination of the lease, up to a specified maximum amount. The cost of such waiver is generally part of the Adjusted Capitalized Cost included in the lease. Upon termination of the lease, the Servicer may in accordance with its standard servicing practices endeavor to collect any excess wear and use charges owed on the related leased vehicle from a third-party vendor providing the related excess wear and use coverage and endeavor to collect any amounts in excess of the maximum amount specified in the addendum from the related lessee.

The Servicer May Extend the Terms of Leases in Case of Financial Difficulties of the Lessee. Occasionally, a lessee may request an extension or become delinquent and be willing but unable to bring his or her account current. Generally an extension requires the payment by the lessee of an extension charge and approval in accordance with pre-determined approval guidelines. In such situations, World Omni may extend the lease. In circumstances deemed appropriate by World Omni, World Omni may reduce or waive the extension charge owed by a lessee.

An extension of a lease as provided above extends the due date of one or more installment(s) without changing the remaining number of installment payments due or the day of the month on which the remaining installments are due. Extended payments are deferred for a set period of time and consequently will defer the original final payment or termination date of the lease by the same period of time. All extensions granted should, unless approved by an authorized employee of World Omni, bring the account current. Consistent with its customary servicing procedures, the Servicer does not consider an extended lease to be delinquent in respect of any scheduled payments that would otherwise have been due during the related extension period.

Extensions of Leases Are Not Always Associated with Financial Difficulties of the Lessee. Occasionally, a lessee may request an extension of the term of the related lease for one or more months from the original specified termination date of the lease near the end of a lease term, if, for example, the lessee has ordered but has not yet received a new vehicle, is in the process of securing outside financing for the purchase of the related leased vehicle or is selling the vehicle to a third party.

In the case of an extension past the lease maturity date not relating to financial difficulty, the annual mileage limit on the lease is increased on a basis proportionate to the length of the extension.

Under the supplement to the Base Servicing Agreement relating to the Exchange Note, if the Servicer extends a lease beyond the month immediately preceding the month in which the Final Scheduled Payment Date of the [Class F] Notes occurs, then the Servicer shall (i) make a reallocation payment with respect to such lease and (ii) reallocate the lease and related leased vehicle to the Warehouse Facility Pool or an unencumbered pool. For extensions that do not result in a reallocation payment, World Omni does not expect that these extensions will materially affect the cash flows on the Notes.

Repossession, Auction and Other Disposition of Returned Leased Vehicles. Repossessions are conducted by independent contractors who are engaged in the business of repossessing vehicles. Independent repossession contractors utilized by World Omni are required to maintain all state required licenses, bonds, and insurance coverage. World Omni disposes of repossessed and off-lease vehicles through several outlets including traditional auction houses such as Manheim and ADESA and internet sales systems such as OPENLANE, Inc. These entities are unaffiliated with World Omni and are compensated at market rates for their services. World Omni may also make vehicles available for sale to the dealer to which the customer returns the leased vehicle at lease maturity.

Collection of Defaulted Payment Charges. World Omni typically pursues the lessee for any Defaulted Payment Charges. If any balance remains uncollected following internal collection efforts by World Omni, then World Omni typically retains an independent collection service provider.

Like Kind Exchange Program

Historically, World Omni utilized a like kind exchange (“LKE”) program for its lease portfolio. The LKE program was designed to permit World Omni to defer recognition of taxable gain by exchanging vehicles returned to World Omni (“Relinquished Vehicles”) for new vehicles (“Replacement Vehicles”). Changes to the U.S. federal tax laws under the legislation known as the Tax Cuts and Jobs Act (the “Tax Cuts and Jobs Act”) repealed the availability of tax-deferred like kind exchanges for personal property under the U.S. federal income tax laws effective as of January 1, 2018. Shortly after the effectiveness of that legislation World Omni discontinued utilizing LKEs for tax purposes, but for administrative convenience World Omni retained the operational and administrative procedures that were utilized in the LKE program, which would again be necessary in the event World Omni elected to again utilize LKEs. The remainder of this section describes certain provisions of World Omni’s historical LKE program and the likely provisions of a future LKE program in the event World Omni elects to again utilize LKEs, including for the vehicles in the Pool:

•	The documents governing the LKE program require the actual Net LKE Disposition Proceeds of Relinquished Vehicles to be assigned to, and deposited directly with, a qualified intermediary (the “QI”) rather than being paid directly to World Omni. The QI is currently a wholly-owned subsidiary of World Omni, but the QI may need to be independently owned and operated in the future. World Omni assumes responsibility for identifying Relinquished Vehicles and Replacement Vehicles based on its eligibility criteria. The security interest of the Closed-End Collateral Agent in any Net LKE Disposition Proceeds will be automatically released effective on the date on which a Relinquished Vehicle is sold to a purchaser under a disposition contract.

•	World Omni and the QI promptly deposit the Net LKE Disposition Proceeds of the leased vehicles into designated accounts in which such proceeds are held as QI funds.

To the extent World Omni was or in the future resumes actually performing LKEs:

•	The QI, acting on behalf of the Titling Trust, uses the Net LKE Disposition Proceeds, together with additional funds, if necessary, to purchase Replacement Vehicles.

•	The QI is not required to purchase Replacement Vehicles to the extent that the total purchase price amounts exceed the amount of available QI funds, unless World Omni makes an LKE advance in the amount of the shortfall.

•	The Replacement Vehicles are then transferred to the Titling Trust and become part of the Titling Trust property.

•	The Titling Trust is then deemed to have exchanged Relinquished Vehicles for the Replacement Vehicles and World Omni is not required to recognize any taxable gain.

In the event that any Net LKE Disposition Proceeds are not deposited into the Exchange Note Collection Account, the Servicer must deposit into that account an amount equal to such Net LKE Disposition Proceeds within two Business Days of receiving and identifying such proceeds. This deposit will be treated as equivalent to the deposit into the Exchange Note Collection Account of the actual Net LKE Disposition Proceeds.

“Net LKE Disposition Proceeds” means the excess, if any, of the LKE disposition proceeds relating to one or more Relinquished Vehicles over any LKE disposition expenses relating to such Relinquished Vehicles.

“LKE Disposition Proceeds” means for any Relinquished Vehicle, the portion of the Liquidation Proceeds received by World Omni on behalf of the Titling Trust from the disposition of that vehicle relating to one or more Relinquished Vehicles.

“Liquidation Proceeds” means, for any vehicle, whether or not subject to a lease, (i) the amounts received from the sale or other disposition of that vehicle and (ii) all other gross amounts received by the Servicer, the QI or a depository bank in connection with the realization of the full amounts due or to become due under the related lease, whether from the proceeds of any collection effort, receipt of insurance proceeds, or collection of amounts due under the Base Servicing Agreement, whether in the form of cash or other property, or applied as an offset against amounts owed to a purchaser by World Omni or any of its affiliates and other amounts received in the form of a cancellation of an offsetting obligation and any portion of the security deposit for the related lease that is retained by the Servicer on behalf of the Titling Trust.

THE TITLING TRUST

Formation of the Titling Trust

World Omni LT is a Delaware statutory trust. We refer to World Omni LT in this prospectus as the “Titling Trust.” The Titling Trust is governed by a second amended and restated trust agreement, dated as of July 16, 2008 (the “Titling Trust Agreement”), and by a fourth amended and restated collateral agency agreement dated as of December 15, 2009 (as amended from time to time, the “Collateral Agency Agreement”), as amended and supplemented from time to time by supplements to that agreement which relate to Exchange Notes issued by the Titling Trust, including the supplement relating to the Exchange Note pledged as Collateral for the Notes (the “Exchange Note Supplement”). In this prospectus, for convenience, we refer to the Titling Trust Agreement, the Collateral Agency Agreement and the Exchange Note Supplement together as the “Titling Trust Documents.”

The parties to the Titling Trust Documents are:

•	the Titling Trust;

•	Auto Lease Finance LLC, as “Initial Beneficiary”;

•	World Omni, as “Titling Trust Administrator”;

•	VT Inc., as “Titling Trustee”;

•	U.S. Bank Trust National Association (which we refer to as “U.S. Bank Trust”), as “Delaware Trustee”;

•	U.S. Bank National Association (which we refer to as “U.S. Bank” or “Titling Trustee Agent”);

•	AL Holding Corp., as “Closed-End Collateral Agent”;

•	World Omni Lease Finance LLC; and

•	Bank of America, N.A., as “Deal Agent.”

Purposes of the Titling Trust. The primary business purpose of the Titling Trust is to take assignments of, and serve as record holder of title to, substantially all of the closed-end and open-end leases and the related leased vehicles purchased by or through World Omni from automobile dealers.

You can find more information about the Titling Trust Documents in this prospectus under the heading “Certain Provisions of the Titling Trust Documents and Related Agreements.”

Property of the Titling Trust. The assets of the Titling Trust consist of:

•	closed-end and open-end leases, if any, and the related leased vehicles, including the certificates of title, assigned to the Titling Trust by dealers and all collections and proceeds from these Units;

•	all of World Omni’s rights (but not its obligations) relating to those Units, including the right to receive proceeds from any dealer repurchase obligations;

•	the right to receive proceeds from physical damage, credit life, disability and any other insurance policies covering those leases or leased vehicles or the related lessees;

•	all security deposits due to the lessor under the leases; and

•	the Titling Trust’s rights under the fifth amended and restated servicing agreement, dated as of December 15, 2009 (the “Base Servicing Agreement”), as amended, and each supplement to the Base Servicing Agreement; and

•	all proceeds of the above.

We refer you to “The Servicer, Sponsor and Administrator—Origination, Underwriting and Purchasing” and “—Underwriting Standards” for additional discussion of the origination process of Leases and Leased Vehicles.

Titling Trustee, Delaware Trustee and Titling Trustee Agent

Titling Trustee. VT Inc., an Alabama corporation, is a wholly-owned, special-purpose subsidiary of U.S. Bank that was organized in 1993 solely for the purpose of acting as Titling Trustee for the Titling Trust.

Delaware Trustee and Titling Trustee Agent. U.S. Bank Trust, a national banking association, is the Delaware Trustee of the Titling Trust. The Delaware Trustee’s principal place of business in the State of Delaware is located at Delle Donne Corporate Center, EX-DE-WD2D, 1011 Centre Road, Suite 203, Wilmington, Delaware 19805. U.S. Bank, as Titling Trustee Agent serves as agent for the Titling Trustee to perform specified administrative functions. A corporate trust office of the Titling Trustee Agent is located at 190 South LaSalle Street, 7th Floor, Chicago, IL 60603.

Purchase of Titling Trustee Stock on Replacement of the Trustee Agent. The Titling Trust Documents provide that if U.S. Bank is no longer the Titling Trustee Agent, is no longer able, because of legal or regulatory changes, to own the stock of VT Inc., or the Titling Trustee is no longer eligible to act as Titling Trustee, because it is owned by U.S. Bank and U.S. Bank no longer qualifies as an eligible Titling Trustee, Auto Lease Finance LLC may provide a person or entity the option to purchase the stock of VT Inc. for a nominal amount. That person or entity may not be Auto Lease Finance LLC or any of its affiliates. If the person or entity designated by Auto Lease Finance LLC does not exercise this option timely, then VT Inc. will appoint a new Titling Trustee Agent, and that new Titling Trustee Agent, or the person or entity designated by that Titling Trustee Agent, will next have the option to purchase the stock of VT Inc. If the new Titling Trustee Agent or its designee does not exercise this option in a timely manner, U.S. Bank may sell the stock of VT Inc. to another party or dissolve the Titling Trustee.

The Depositor, Auto Lease Finance LLC, World Omni and their affiliates may maintain normal commercial banking and other business relationships with U.S. Bank Trust, U.S. Bank and their affiliates.

Titling of Leased Vehicles

Leased Vehicles Will Be Titled in the Name of the Titling Trust or Titling Trustee. The Servicer will, on behalf of the Titling Trust, originate or acquire Units on an ongoing basis during the term of the Servicing Agreement. Each such Unit will be originated on a form providing for assignment of the related vehicle by the dealer to the Titling Trust, including the Units allocated to the Reference Pool. Under the Base Servicing Agreement, the Servicer causes the certificate of title for each leased vehicle to be issued in the name of “World Omni LT,” “VT Inc. as Trustee of World Omni LT” or in a similar name acceptable to the relevant governmental departments or agencies.

Certificates of Title Do Not Reflect the Issuing Entity’s Interest in Leased Vehicles. The Servicer will not place any lien on the certificates of title to indicate the Issuing Entity’s interest in the leased vehicles. No new certificates of title will be issued. However, the certificates of title to leased vehicles will reflect a first lien recorded in favor of AL Holding Corp. as Closed-End Collateral Agent. This lien exists to assure delivery of the certificates of title for the leased vehicle to the Servicer and to perfect the security interest in and to the leased vehicles and other Titling Trust assets allocated to the Closed-End Collateral Specified Interest granted to the Closed-End Collateral Agent by the Titling Trust under the security agreement. The Servicer will not have any interest in the leased vehicles. For administrative convenience, the Servicer (or, in certain circumstances, a separate custodian) will hold any certificates of title as custodian on behalf of the Titling Trust and the Closed-End Collateral Agent. We refer you to “Additional Legal Aspects of the Titling Trust and the Exchange Note” for additional legal discussion on titling of leased vehicles.

Servicing of Leases and Leased Vehicles

World Omni services the Units under a Base Servicing Agreement among the Titling Trust, World Omni, as Servicer, and AL Holding Corp., as Closed-End Collateral Agent. To provide for the servicing of the Units in the related Reference Pool, the Titling Trust, World Omni, as Servicer, and AL Holding Corp., as Closed-End Collateral Agent, will enter into a supplement (the “Servicing Supplement”) to the Base Servicing Agreement (the Base Servicing Agreement together with the Servicing Supplement, the “Servicing Agreement”).

Limited Powers of Titling Trust

Except as otherwise described in “Certain Provisions of the Titling Trust Documents and Related Agreements,” the Titling Trust will not, among other things:

•	engage in any activity other than a permitted transaction (as described below);

•	create, incur or assume any indebtedness, other than pursuant to any Titling Trust debts, including the Exchange Note, any enhancement or any transactions entered into in connection therewith, in each case in accordance with the Titling Trust Documents;

•	become or remain liable, directly or contingently, in connection with any indebtedness or other liability of Auto Lease Finance LLC or any of its affiliates;

•	make or suffer to exist any loans or advances to, or extend any credit to, or make any investments in, any affiliate other than in connection with permitted transactions;

•	enter into any transaction of merger or consolidation with or into any other entity, or convey its properties and assets substantially in their entirety to any entity, other than with respect to certain permitted transactions;

•	become party to, or permit any of its properties to be bound by, any indenture, mortgage, instrument, contract, agreement, lease or other undertaking, with the exception of any certificate, any notice of registered pledge, any Titling Trust debt, any Titling Trust debt document or any other document relating to a permitted transaction; and

•	amend, modify, alter, change or repeal the provisions of the Titling Trust Agreement that require the Titling Trust to be operating as a special-purpose, bankruptcy remote entity; provided, however, that, the Titling Trust may amend, alter, change or repeal any provision contained in the certificate of trust or the Titling Trust Documents in a manner now or hereafter prescribed by the Delaware Statutory Trust Act.

Permitted transactions under the Titling Trust Documents include, among others:

•	issuing certificates (“Titling Trust Certificates”) representing a separate series of beneficial interest in the Titling Trust and the related Titling Trust assets in accordance with the terms of the Titling Trust Documents and the related specification notice;

•	holding title to Titling Trust leases and related vehicles and other Titling Trust assets for the benefit of the holders of the related Titling Trust Certificates, all in accordance with the terms of the Titling Trust Documents and the Base Servicing Agreement;

•	at the direction of the holders of any series of Titling Trust Certificates relating to a Titling Trust specified interest, issuing one or more Titling Trust debts, including Exchange Notes, with respect to such specified interest, entering into the related Titling Trust debt document and pledging any or all of the related specified assets to secure such Titling Trust debts;

•	assigning or otherwise transferring title to Titling Trust leases, Titling Trust vehicles and Titling Trust assets to, or to the order of, the related Titling Trust Certificateholders; and

•	borrowing on a revolving basis or otherwise under one or more Titling Trust debt documents or any other arrangements, as from time to time in effect, to finance the purchase of Titling Trust leases and related vehicles.

For more information about the permitted and required activities of the Titling Trust, we refer you to “Certain Provisions of the Titling Trust Documents and Related Agreements.”

Allocation of Liabilities of the Titling Trust

The assets of the Titling Trust are divided into several series of specified interests. Currently there are two specified interests: the Closed-End Collateral Specified Interest and the Open-End Collateral Specified Interest.

The Closed-End Collateral Specified Interest is further subdivided into one or more Reference Pools, unencumbered pools and the Warehouse Facility Pool (the “Asset Pools”). The Units allocated to the Closed-End Collateral Specified Interest and not allocated to a Reference Pool will be included in the Warehouse Facility Pool or an unencumbered pool.

The Titling Trust Documents will require the holders from time to time of the Closed-End Collateral Specified Interest certificate, other specified interest certificates, and securities, including Exchange Notes and securities of the issuing entities, evidencing obligations of the Titling Trust or obligations of other entities backed by assets of the Titling Trust, to waive any claim they might otherwise have with respect to any unrelated Titling Trust assets and to fully subordinate any claims to those Titling Trust assets in the event that such waiver is not given effect. Similarly, the holders of any certificates or securities described above, or beneficial interests therein, will be deemed to have waived any claim they might otherwise have with respect to those Titling Trust assets not allocated to their specified interest. See “Certain Provisions of the Titling Trust Documents and Related Agreements—Closed-End Collateral Specified Interest, Reference Pools and Exchange Notes.”

The Titling Trust is not permitted to grant a security interest in or otherwise encumber any of the Units or other assets allocated to the closed-end specified interest except for the security interest granted to the Closed-End Collateral Agent under the Pledge and Security Agreement to secure the Exchange Notes, warehouse facilities, unencumbered pools and certain other related obligations. Collections on assets allocated to the closed-end specified interests will be distributed to holders of such secured obligations and Auto Lease Finance LLC, as holder of the related Titling Trust Certificate, in accordance with the priority of payments set forth in the Collateral Agency Agreement and the Exchange Note Supplements. Under the Collateral Agency Agreement, beneficiaries of any unencumbered pool and warehouse facility lenders and holders of unrelated Exchange Notes will not receive any collections in respect of a particular Reference Pool.

For a more detailed discussion of the risks relating to potential liabilities of the Titling Trust, we refer you to “Certain Provisions of the Titling Trust Documents and Related Agreements,” “Additional Legal Aspects of the Titling Trust and the Exchange Notes” and “Additional Legal Aspects of the Leases and Leased Vehicles” in this prospectus.

THE INITIAL BENEFICIARY

The Initial Beneficiary, Auto Lease Finance LLC, is a Delaware limited liability company and a wholly-owned, special-purpose finance subsidiary of World Omni. Auto Lease Finance LLC was organized in September 1998 solely for the purpose of being grantor and Initial Beneficiary of the Titling Trust, holding and dealing with the Closed-End Collateral Specified Interest, Open-End Collateral Specified Interest, other specified interests in the Titling Trust, and the Titling Trust Certificates representing the Closed-End Collateral Specified Interest and the Open-End Collateral Specified Interest and any such other specified interests; acquiring interests in one or more Exchange Notes; forming securitization entities; and engaging in related transactions.

Auto Lease Finance LLC’s limited liability company agreement limits its activities to the purposes described above and to any activities incidental to and necessary for those purposes. World Omni is the sole member of Auto Lease Finance LLC.

The principal office of Auto Lease Finance LLC is located at 250 Jim Moran Boulevard, Deerfield Beach, Florida 33442, and its telephone number is (954) 429-2200.

THE DEPOSITOR

World Omni Auto Leasing LLC, which was formed as a Delaware limited liability company on June 26, 2008, will be the Depositor for the securitization transaction in which the Notes will be issued. Auto Lease Finance LLC holds all of the outstanding limited liability company interests of the Depositor and is the managing member of the Depositor. The principal executive offices of the Depositor are located at 250 Jim Moran Boulevard, Deerfield Beach, Florida 33442, and its telephone number is (954) 429-2200. The managing member of the Depositor is located at 250 Jim Moran Boulevard, Deerfield Beach, Florida 33442.

The Depositor was organized solely for the purpose of acquiring Exchange Notes, securities and other property, forming one or more securitization trusts, such as the Issuing Entity, and transferring the related property and rights to those trusts and engaging in related transactions. The Depositor’s limited liability company agreement limits the activities of the Depositor to the foregoing purposes and to any activities incidental to and necessary, suitable or convenient for these purposes.

In connection with the offering of the Notes, the chief executive officer of the Depositor will make the certifications required under the Securities Act about this prospectus, the disclosures made about the characteristics of the Exchange Note and the structure of this securitization transaction, the risks of owning the Notes and whether the securitization transaction will produce sufficient cash flows to make interest and principal payments on the Notes when due. This certification will be filed by the Depositor with the SEC at the time of filing of the final prospectus. The certification should not be considered to reduce or eliminate the risks of investing in the Notes.

The Depositor has met the registration requirements of General Instruction I.A.1 of Form SF-3 by filing no later than the date of the filing of the final prospectus, and determining that each of its affiliated depositors and issuing entities have filed within the prior 90 days:

•	the certification of the chief executive officer of the Depositor described above; and

•	the transaction documents containing the provisions described in “The Leases—Asset Representations Review,” and “The Leases—Dispute Resolution for Reallocation Requests” and “Description of the Transaction Documents—Noteholder Communication.”

The Depositor, a wholly-owned affiliate of World Omni, will initially retain [the Class [●] Notes and] [[●]% of each class of Notes and][a single vertical security and] the Certificates of the Issuing Entity [and will deposit $[●] into, the [Risk Retention] Reserve Account, an “eligible horizontal cash reserve account” meeting the requirements of Regulation RR of the Exchange Act]. The Certificates represent the ownership interest in the Issuing Entity and the right to all funds not needed to make required payments on the Notes, pay fees and expenses of the Issuing Entity or make deposits in the [Risk Retention] Reserve Account. [The Depositor’s retention of [●]% of each class of Notes represents a vertical interest in the securitization transaction.] The Certificates are subordinated to the Notes and represent the first-loss interest in the securitization transaction. The Depositor’s Retained Interest will not be transferred, financed, pledged or hedged by World Omni, the Depositor or any of their affiliates, except as permitted under Regulation RR. For more information about the required retention of credit risk in the transaction by the Sponsor, see “U.S. Credit Risk Retention.” and “EU Securitisation Regulation and UK Securitisation Framework.”

THE ISSUING ENTITY

The Issuing Entity is a statutory trust formed under the laws of the State of Delaware pursuant to a Trust Agreement (the “Trust Agreement”) between World Omni Auto Leasing LLC, a Delaware limited liability company, and the Owner Trustee. Before the sale and assignment of the trust assets to the Issuing Entity, the Issuing Entity will have no assets, obligations or operating history. The Issuing Entity will not engage in any business other than:

•	acquiring, financing, owning, pledging and managing the Exchange Note, the other trust assets and any proceeds from the Exchange Note and other trust assets;

•	issuing and making payments on the Notes and Certificates;

•	assigning and pledging the property of the Issuing Entity to the Indenture Trustee;

•	[purchasing any interest rate protection agreement requiring up-front payments;] and

•	executing, delivering and performing or causing to be performed its obligations under the transaction documents to which it is a party and entering into contracts with others to accomplish the above.

The above is a concise summary of the powers and purposes of the Issuing Entity. Please see “Description of the Transaction Documents” and “ —Indenture—Material Covenants” in this prospectus for further description of the Issuing Entity and its activities.

The requirements that apply to an amendment of the Trust Agreement are described in this prospectus under “Description of the Transaction Documents—Amendments.” [If the aggregate initial principal amount of the Notes is $[●], the Issuing Entity’s initial equity capitalization is expected to be approximately $[●], and, if the aggregate initial principal amount of the Notes is $[●], the Issuing Entity’s initial equity capitalization is expected to be approximately $[●]] which, in each case, is the expected aggregate starting principal balance of the Exchange Note as of the [Initial][Actual] Cutoff Date [plus the Pre-Funding Account Initial Deposit, if any,][plus the Negative Carry Amount] less the aggregate initial principal amount of the Notes as of the [Initial] Closing Date, plus the expected amount on deposit in the [Risk Retention] Reserve Account [excluding any amount available for draw under the reserve account letter of credit][plus the expected amount on deposit in the Class [●] Reserve Account], if any. The Certificates represent the equity or residual interest in the Issuing Entity and are not being offered by this prospectus.

Capitalization of the Issuing Entity

[If the aggregate initial principal amount of the Notes is $[●], the following table illustrates the expected capitalization of the Issuing Entity as of the [Initial] Closing Date:[(3)]]

Class A-1[a/b] Notes[(1)]	$	[●	]
Class A-2[a/b] Notes[(1)][(2)]	$	[●	]
Class A-3[a/b] Notes[(1)] [(2)]	$	[●	]
Class A-4[a/b] Notes[(1)]	$	[●	]
Class B[a/b] Notes[(1)]	$	[●	]
[Class C[a/b] Notes[(1)]	$	[●	]]
[Class D[a/b] Notes[(1)]	$	[●	]]
[Class E[a/b] Notes[(1)]	$	[●	]]
[Class F[a/b] Notes[(1)]	$	[●	]]
Series 20[●]-[●] Overcollateralization	$	[●	]
Total Trust Capitalization	$	[●	]
Exchange Note Overcollateralization	$	[●	]
Total Securitization Value(4)	$	[●	]

[(1)         The Class [●] Notes are not being offered under this prospectus and will initially be retained by the Depositor.][All or a portion of one or more classes of the Notes may initially be retained by the Depositor or one or more affiliates thereof on the [Initial] Closing Date]. [On or after the [Initial] Closing Date, the Depositor or any such affiliate may sell any such Retained

Notes.] [As described in “U.S. Credit Risk Retention” in this prospectus, the Depositor will retain [[●]% of the outstanding principal amount of each class of Notes][a single vertical security] in satisfaction of the risk retention requirements.]]

[(2)         The aggregate initial principal amount of the Class A-2 Notes and the Class A-3 Notes will be $[●] as reflected above. The initial principal amount of each of the Class A-2 Notes and the Class A-3 Notes may change but will be determined on or prior to the day of pricing of those classes of Notes. However, the respective initial principal amounts of the Class A-2 Notes and the Class A-3 Notes are expected to be within the applicable ranges set forth on the cover page of this prospectus.]

[(3)]        The aggregate initial principal amount of the Notes is based on the Statistical Discount Rate used to calculate the assumed Initial Note Value. The aggregate principal amount of the Notes offered hereby will be determined based on the Specified Discount Rate. The final aggregate principal amount of the Notes at the time of issuance will be an amount that is no more than [5]% in excess of, or less than, the amounts stated herein. On the Closing Date and using the Specified Discount Rate, the initial amount of overcollateralization is expected to be approximately [●]% of the Initial Note Value as of the [Initial][Actual] Cutoff Date.]

(4)           Rounded for summing purposes. Numbers may not total due to rounding. The aggregate Securitization Value as of the [Initial][Actual] Cutoff Date is $[●]. Does not take into account the amount on deposit in the [Risk Retention] Reserve Account [or available for draw under the reserve account letter of credit] which is equal to $[●][, [plus the Pre-Funding Account Initial Deposit][plus the Negative Carry Amount][plus the amount on deposit in the Class [●] Reserve Account which is equal to $[●]].

[If the aggregate initial principal amount of the Notes is $[●], the following table illustrates the expected capitalization of the Issuing Entity as of the [Initial] Closing Date:[(3)]]

Class A-1[a/b] Notes[(1)]	$	[●	]
Class A-2[a/b] Notes[(1)][(2)]	$	[●	]
Class A-3[a/b] Notes[(1)] [(2)]	$	[●	]
Class A-4[a/b] Notes[(1)]	$	[●	]
Class B[a/b] Notes[(1)]	$	[●	]
[Class C[a/b] Notes[(1)]	$	[●	]]
[Class D[a/b] Notes[(1)]	$	[●	]]
[Class E[a/b] Notes[(1)]	$	[●	]]
[Class F[a/b] Notes[(1)]	$	[●	]]
Series 20[●]-[●] Overcollateralization	$	[●	]
Total Trust Capitalization	$	[●	]
Exchange Note Overcollateralization	$	[●	]
Total Securitization Value(4)	$	[●	]

[(1)         The Class [●] Notes are not being offered under this prospectus and will initially be retained by the Depositor.][All or a portion of one or more classes of the Notes may initially be retained by the Depositor or one or more affiliates thereof on the [Initial] Closing Date]. [On or after the [Initial] Closing Date, the Depositor or any such affiliate may sell any such Retained Notes.] [As described in “U.S. Credit Risk Retention” in this prospectus, the Depositor will retain [[●]% of the outstanding principal amount of each class of Notes][a single vertical security] in satisfaction of the risk retention requirements.]]

[(2)         The aggregate initial principal amount of the Class A-2 Notes and the Class A-3 Notes will be $[●] as reflected above. The initial principal amount of each of the Class A-2 Notes and the Class A-3 Notes may change but will be determined on or prior to the day of pricing of those classes of Notes. However, the respective initial principal amounts of the Class A-2 Notes and the Class A-3 Notes are expected to be within the applicable ranges set forth on the cover page of this prospectus.]

[(3)]        The aggregate initial principal amount of the Notes is based on the Statistical Discount Rate used to calculate the assumed Initial Note Value. The aggregate principal amount of the Notes offered hereby will be determined based on the Specified Discount Rate. The final aggregate principal amount of the Notes at the time of issuance will be an amount that is no more than [5]% in excess of, or less than, the amounts stated herein. On the Closing Date and using the Specified Discount Rate, the initial amount of overcollateralization is expected to be approximately [●]% of the Initial Note Value as of the [Initial][Actual] Cutoff Date.]

(4)           Rounded for summing purposes. Numbers may not total due to rounding. The aggregate Securitization Value as of the [Initial][Actual] Cutoff Date is $[●]. Does not take into account the amount on deposit in the [Risk Retention] Reserve Account [or available for draw under the reserve account letter of credit] which is equal to $[●][, [plus the Pre-Funding Account Initial Deposit][plus the Negative Carry Amount][plus the amount on deposit in the Class [●] Reserve Account which is equal to $[●]].

No expenses incurred in connection with the selection and acquisition of the Exchange Note or the lease assets will be payable from the offering proceeds.

The Issuing Entity’s fiscal year ends on December 31.

The Trust Property

The primary assets of the Issuing Entity will include the following:

•	an Exchange Note issued by the Titling Trust secured by the Units in the [related] Reference Pool;

•	amounts that from time to time may be held in the Trust Accounts and permitted investments of those accounts;

•	[any credit enhancement, including any interest rate protection agreement, provided for the benefit of holders of the securities of the Issuing Entity;]

•	rights under certain transaction documents; and

•	any and all proceeds of the foregoing.

The leases constituting the Reference Pool will be originated by various dealers and acquired by the Titling Trust. The underwriting criteria applicable to the leases included in the Reference Pool are described under “The Servicer, Sponsor and Administrator—Underwriting Standards.”

THE TRUSTEES OF THE ISSUING ENTITY

The Owner Trustee

[●] is the Owner Trustee under the Trust Agreement. [●] will also act as the initial certificate registrar under the [Trust Agreement] and for purposes of other transaction documents. [●] is a [●]. The principal offices of [●] are located at [●].

[Add description of the general character of the Owner Trustee’s business, its prior experience as an Owner Trustee for asset-backed securities transactions involving similar pool assets and any other required disclosure]

The Owner Trustee’s liability in connection with the issuance and sale of the Notes is limited solely to the express obligations of the Owner Trustee described in the transaction documents.

The Indenture Trustee, Note Registrar and Paying Agent, and Account Bank

[●] will act as Indenture Trustee [and Account Bank] under the Indenture. [●] will also act as the initial Note Registrar and Note Registrar under the Indenture and for purposes of other transaction documents. [●] is a [●] and its corporate trust office is located at [●].

[Add description of the general character of the Indenture Trustee’s business, its prior experience as an Indenture Trustee for asset-backed securities transactions involving similar pool assets and any other required disclosure]

The Indenture Trustee shall make each monthly statement available to the Noteholders via the Indenture Trustee’s internet website at [●]. Noteholders with questions may direct them to [●].

The Indenture Trustee’s liability in connection with the issuance and sale of the Notes is limited solely to the express obligations of the Indenture Trustee described in the transaction documents.

ASSET REPRESENTATIONS REVIEWER

[●], a [●], will act as the “Asset Representations Reviewer” under the asset representations review agreement (the “Asset Representations Review Agreement”), by and among the Issuing Entity, the Servicer, the Administrator and the Asset Representations Reviewer.

[Insert description of Asset Representations Reviewer, including prior experience as Asset Representations Reviewer for ABS transactions involving similar assets as required by Item 1109(b)(2) of Regulation AB].

The Asset Representations Reviewer is not affiliated with the Sponsor, the Depositor, the Servicer, the Indenture Trustee, the Owner Trustee or any of their affiliates and none of the Asset Representations Reviewer’s affiliates has been hired by the Sponsor or the underwriters to perform pre-closing due diligence work on the leases in the Pool. For so long as the Notes remain outstanding, the Asset Representations Reviewer must satisfy these eligibility criteria.

The Asset Representations Reviewer’s main obligations will be:

•	reviewing each Review Lease following receipt of a review notice from the Indenture Trustee, and

•	providing a report on the results of the review to the Issuing Entity, the Servicer and the Indenture Trustee.

For a description of the Asset Representation Reviewer’s duties and responsibilities and the review to be performed by the Asset Representations Reviewer, see “The Leases—Asset Representations Review.”

[To the extent any fees, expenses and indemnification amounts of the Asset Representations Reviewer are not paid by the Servicer, any such unpaid amounts will be paid by the Issuing Entity from Available Funds on each Payment Date up to the limit of $[●] per calendar year. The Issuing Entity will pay any of these amounts in excess of the limit only after paying in full on that Payment Date all other fees and expenses of the Issuing Entity and all required interest and principal payments on the Notes and after any required deposits in the [Risk Retention] Reserve Account [and the Class [●] Reserve Account] have been made. Following an Event of Default, however, these fees, expenses and indemnities will be paid prior to required interest and principal payments on the Notes. See “Description of the Transaction Documents—Distributions on the Securities—Allocations and Distributions on the Securities” in this prospectus.]

[The Asset Representations Reviewer’s liability in connection with the asset representations review is limited solely to the express obligations of the Asset Representations Reviewer set forth in the Asset Representations Review Agreement. The Asset Representations Reviewer is not responsible for (a) reviewing the Units for compliance with the representations under the transaction documents, except in connection with a review under the Asset Representations Review Agreement, or (b) determining whether noncompliance with any representation is a breach of the transaction documents or if any Unit is required to be reallocated.]

[The Asset Representations Reviewer will not be liable for any action taken, or not taken, in good faith under the Asset Representations Review Agreement or for errors in judgment. However, the Asset Representations Reviewer will be liable for its willful misconduct, bad faith or negligence in performing its obligations under the Asset Representations Review Agreement. The Issuing Entity will, or will cause the Servicer to, indemnify the Asset Representations Reviewer for all liabilities resulting from the performance of the Asset Representations Reviewer’s obligations under the Asset Representations Review Agreement, other than liabilities resulting from the Asset Representations Reviewer’s willful misconduct, bad faith or negligence, breach of any of its representations or warranties in the Asset Representations Review Agreement or breach of its obligations related to protecting confidential and personally identifiable information provided to it.]

[The Asset Representations Reviewer may not resign unless it becomes legally unable to act. The Issuing Entity may also remove the Asset Representations Reviewer if the Asset Representations Reviewer (1) ceases to be eligible to continue as an Asset Representations Reviewer, (2) breaches any of its representations, warranties, covenants or obligations contained in the Asset Representations Review Agreement or (3) becomes subject to an insolvency event. Following the resignation or removal of the Asset Representations Reviewer, the Issuing Entity will be obligated to appoint a successor Asset Representations Reviewer. Any resignation or removal of an Asset Representations Reviewer and appointment of a successor Asset Representations Reviewer will not become effective until acceptance of the appointment by the successor Asset Representations Reviewer. As described under “The Leases—Asset Representations Review—Periodic Reports,” each Form 10-D will contain a description of the date and circumstances surrounding any resignation, removal, replacement or substitution of the Asset

Representations Reviewer that occurred during the related Collection Period. Reasonable expenses associated with the termination of the Asset Representations Reviewer and the appointment of a successor will be borne by the outgoing Asset Representations Reviewer.]

THE EXCHANGE NOTE

General

The Exchange Note will be issued by the Titling Trust under the Exchange Note Supplement on the date the Notes are issued.

The Exchange Note will be secured by certain Units allocated to the related Reference Pool, which Units are pledged by the Titling Trust to the Closed-End Collateral Agent under the third amended and restated pledge and security agreement dated as of July 16, 2008, as amended and supplemented from time to time (the “Pledge and Security Agreement”). In addition to the Units allocated to the Reference Pool, the Exchange Note will be secured by certain other assets, which include the following (but exclude Additional Lease Charges):

•	amounts in the Trust Collection Account for the related Reference Pool, received in respect of the leases or the sale of the leased vehicles after the [Initial][Actual] Cutoff Date;

•	certain monies due under or payable in respect of the Units after the [Initial][Actual] Cutoff Date;

•	the right to receive the proceeds of any dealer repurchase obligations relating to the Units;

•	the right to receive any insurance proceeds from any insurance policies with respect to the related Units and lessees;

•	the Exchange Note Collection Account;

•	all other assets of the Titling Trust related to the Units; and

•	all proceeds of the foregoing, except that actual sales proceeds will not constitute part of the Exchange Note security. See “The Servicer, Sponsor and Administrator—Like-Kind Exchange Program” in this prospectus.

The Exchange Note will be pledged to the Indenture Trustee to secure the Notes.

The principal balance of the Exchange Note will be less than the aggregate Securitization Value. On each Payment Date, other than a date on which the Exchange Note is redeemed, the principal balance of the Exchange Note will be required to be repaid by the Titling Trust by an amount sufficient to reduce its principal balance to an amount equal to [●]% of the aggregate Securitization Value as of the end of the prior Collection Period. The difference between the principal balance of the Exchange Note and the aggregate Securitization Value serves as overcollateralization for the Exchange Note.

[If the aggregate initial principal amount of the Notes is $[●], the initial principal balance of the Exchange Note will be $[●], and, if the aggregate initial principal amount of the Notes is $[●], the initial principal balance of the Exchange Note will be $[●]. The Final Scheduled Payment Date of the Exchange Note will be [●]. The Exchange Note will bear interest at a rate equal to the [Class [F] Note interest rate].

Overcollateralization represents the amount by which the aggregate Securitization Value exceeds the aggregate outstanding principal amount of the Notes, which is referred to as the Overcollateralization Amount. Initial overcollateralization is approximately [●]% of the aggregate initial Securitization Value as of the [Initial][Actual] Cutoff Date, comprised of overcollateralization on the Exchange Note and overcollateralization on the Notes. Overcollateralization on the Exchange Note as of the [Initial] Closing Date will be approximately [●]% of the aggregate initial Securitization Value as of the [Initial][Actual] Cutoff Date. The Overcollateralization Amount on the Exchange Note as of the [Initial] Closing Date is expected to represent the difference between the aggregate initial Securitization Value as of the [Initial][Actual] Cutoff Date and the principal balance of the Exchange Note. Additional initial overcollateralization on the Notes as of the [Initial] Closing Date is expected to be approximately [●]% of the aggregate initial Securitization Value. This additional initial Overcollateralization Amount of the Notes as of the [Initial] Closing Date is expected to represent the difference between the outstanding principal balance of the Exchange Note and the outstanding principal amount of the Notes. In addition, the application of funds according to clause [(15)] under “Description of the Transaction Documents—Distributions on the Securities—Allocations and Distributions on the Securities” is designed to increase the amount of overcollateralization on the Notes as of any Payment Date up to an amount equal to [[●]% of the aggregate [initial] Securitization Value as of the [[Initial][Actual] Cutoff Date] [last day of the related Collection Period] less the overcollateralization on the Exchange Note as of such Payment Date] [, (i) with respect to any Payment Date on or prior to the date on which the aggregate principal amount of the Class [●] Notes is paid in full, [●]% of the aggregate [initial] Securitization Value as of the [[Initial][Actual] Cutoff Date] [last day of the related Collection Period] less the overcollateralization on the Exchange Note as of such Payment Date and (ii) with respect to any Payment Date after the date after which the aggregate principal amount of the Class [●]Notes is paid in full,] [●]% of the aggregate [initial] Securitization Value as of the [[Initial][Actual] Cutoff Date] [last day of the related Collection Period] less the overcollateralization on the Exchange Note as of such Payment Date. Total target overcollateralization of the Exchange Note and the Notes will equal [(i) with respect to any Payment Date on or prior to the date on which the aggregate principal amount of the Class [●] Notes is paid in full, approximately [●]% of the aggregate [initial] Securitization Value as of the [[Initial][Actual] Cutoff Date] [last day of the related Collection Period] and (ii) with respect to any Payment Date after the date after which the aggregate principal amount of the Class [●] Notes is paid in full,] approximately [●]% of the aggregate [initial] Securitization Value as of the [[Initial][Actual] Cutoff Date] [last day of the related Collection Period].]

None of the Issuing Entity, the Noteholders and the persons in whose name a Certificate is registered on the certificate register (“Certificateholders”) will have a legal or beneficial interest in any unencumbered pool of the Titling Trust or the Warehouse Facility Pool of the Closed-End Collateral Specified Interest, any Other Reference Pool or any assets of the Titling Trust evidenced by the Closed-End Collateral Specified Interest certificate or any Other Exchange Note. To the extent certain defaults have occurred with respect to Other Exchange Notes related to Other Reference Pools or the Warehouse Facility Pool, the Servicer will deposit into the lease funding account any available amounts up to the aggregate outstanding amount of principal and other amounts due and payable with respect to such Other Exchange Notes and their related Reference Pools, the Warehouse Facility Pool and certain other secured obligations in accordance with the priority of payments for the Exchange Note, as described in “Description of the Transaction Documents—Distributions on the Exchange Note” in this prospectus.

On the [Initial] Closing Date, the Titling Trust will issue the Exchange Note to or upon the order of Auto Lease Finance LLC, as Initial Beneficiary. For more information regarding the Titling Trust, the Initial Beneficiary and the Titling Trustee, you should refer to “The Titling Trust” in this prospectus.

Transfers of the Exchange Note

Upon issuance by World Omni LT to Auto Lease Finance LLC, the Initial Beneficiary, the Exchange Note will be sold by the Initial Beneficiary to the Depositor and then transferred by the Depositor to the Issuing Entity.

Sale of the Exchange Note by Auto Lease Finance LLC to the Depositor will be made pursuant to an Exchange Note Sale Agreement, to be dated as of the [Initial] Closing Date (the “Exchange Note Sale Agreement”). Auto Lease Finance LLC will covenant to treat the conveyance of the Exchange Note to the Depositor as an absolute sale and contribution, rather than a pledge or assignment of only a security interest, for all purposes.

Immediately after the transfer of the Exchange Note to the Depositor, the Depositor will:

•	sell, transfer and assign to the Issuing Entity, without recourse, all of its right, title and interest in and to the Exchange Note, including all collections thereon after the [Initial][Actual] Cutoff Date, under an Exchange Note Transfer Agreement, to be dated as of the [Initial] Closing Date (the “Exchange Note Transfer Agreement”); and

•	deliver the Exchange Note to the Issuing Entity.

In exchange, the Issuing Entity will transfer to the Depositor the Notes and the certificate. The Depositor will retain the Issuing Entity trust Certificates on the [Initial] Closing Date.

Immediately following the transfer of the Exchange Note to the Issuing Entity, the Issuing Entity will pledge its interest in the Issuing Entity’s estate, which includes the Exchange Note [and the interest rate protection agreement], to the Indenture Trustee as security for the Notes.

Application of Collected Amounts. Collected amounts include all of the following amounts that the Servicer receives relating to any lease or leased vehicle (collectively, the “Exchange Note Collected Amounts”):

•	Base Monthly Payments,

•	Liquidation Proceeds,

•	insurance proceeds,

•	prepayments in full of the outstanding principal balance of the lease, including any related payments of interest,

•	payments remitted by a lessee of one or more scheduled payments (not constituting prepayments) in excess of the scheduled payment due under a lease, which the lessee has instructed the Servicer to apply to scheduled payments that are due under that lease in one or more immediately following calendar months (such payments are referred to in this prospectus as “Payments Ahead”),

•	released intermediary funds,

•	proceeds from the exercise of dealer recourse rights, and

•	all other payments made by or on behalf of any lessee (other than Additional Lease Charges).

The Exchange Note Collected Amounts will not include any payments made by lessees representing Additional Lease Charges. The Additional Lease Charges, other than taxes and other amounts owing to any government authority, will be paid to the Servicer as supplemental servicing fees. The Servicer may waive any late payment fee or charge or any other fees or charges that may be collected in the ordinary course of servicing a lease.

In the case of any Relinquished Vehicles included in an Asset Pool, the Servicer and the QI will promptly deposit amounts equal to the Net LKE Disposition Proceeds of the Relinquished Vehicles into the applicable warehouse facility collection account, unencumbered pool collection account or Exchange Note Collection Account. See “The Servicer, Sponsor and Administrator—Like-Kind Exchange Program”.

Prior to the required remittance date, the Servicer will identify the Asset Pool to which the Exchange Note collected amounts relate and deposit those amounts (net of reimbursement of any liquidation expenses incurred by the Servicer relating to any vehicle the Liquidation Proceeds of which are included among such funds) into the applicable lease funding account or Exchange Note Collection Account for the related Asset Pool. The Servicer shall from time to time in accordance with the Servicing Agreement and the Titling Trust Agreement, determine respective amounts and recipients, and direct the Titling Trust to pay out of the applicable lease funding account or Exchange Note Collection Account all necessary and appropriate Titling Trust expenses and liabilities allocable to the respective Warehouse Facility Pool, unencumbered pool or Reference Pool. In the case of any Payments Ahead, the Servicer will maintain appropriate records in order to apply the Payments Ahead as a scheduled payment relating to the applicable lease.

THE LEASES

The leases allocated to the Reference Pool consist of closed-end leases for new [and used] Toyota vehicles. Some or all of such leases allocated to the Reference Pool may have previously been included in the Warehouse Facility Pool of the Closed-End Collateral Specified Interest and any interest of the warehouse facility lenders in the leases allocated to the Reference Pool shall be released immediately prior to or contemporaneously with such allocation to the Reference Pool.

Characteristics of the Leases

[A number of calculations described in this prospectus, and calculations required by the transaction documents, are based upon the Initial Note Value of the receivables. The Initial Note Value with respect to any day is the present value of the unpaid scheduled lease payments, discounted at an annual rate (unless otherwise specified herein) equal to the Specified Discount Rate. The Specified Discount Rate equals [●]%. Where noted herein, the Initial Note Value may be calculated using the Statistical Discount Rate. The Statistical Discount Rate equals [●]%. [For purposes of calculating Initial Note Value, in the case of a [delinquent] lease: (a) prior to the time at which such vehicle is repossessed, becomes a Defaulted Lease or the payment of a reallocation amount in respect of a reallocated Unit is made, the scheduled lease payments on such Unit will be computed based on the amounts that would have been the scheduled lease payments had such lease not become a [delinquent] lease and (b) at the earliest of the time at which such [delinquent] lease becomes a repossessed Unit, a Defaulted Lease and after the payment of a reallocation amount in respect of a reallocated Unit, there shall be deemed to be no scheduled lease payments due on such lease.]

As of the [Initial][Actual] Cutoff Date, the Initial Note Value of the leases (calculated using the Statistical Discount Rate) is $[●]. As of the [Initial][Actual] Cutoff Date, the Initial Note Value of the leases (calculated using the Specified Discount Rate) is $[●].]

[The securitized portfolio information presented in this prospectus is stated as of the [Initial][Actual] Cutoff Date and is calculated based on the Securitization Value. [If the aggregate initial principal balance of the Notes is $[●], as of the [Initial][Actual] Cutoff Date, the Units allocated to the Reference Pool had an aggregate Securitization Value of [approximately] $[●], and, if the aggregate initial principal balance of the Notes is $[●], as of the [Initial][Actual] Cutoff Date, the Units allocated to the Reference Pool had an aggregate Securitization Value of [approximately] $[●]]. For more information regarding how the Securitization Value for each Unit is calculated, you should refer to “—Calculation of the Securitization Value” below.]

Eligibility Criteria and Portfolio Characteristics. The leases and related leased vehicles were selected by World Omni from a Pool of eligible leases in the Titling Trust’s portfolio of leases and leased vehicles that all met several criteria. The eligibility criteria for the leases include, among others, as of the [Initial][Actual] Cutoff Date, that each lease:

•	relates to a Toyota-branded automobile or light-duty truck, of a model year of [●] or later;

•	[is written with respect to a leased vehicle that was at the time of the origination of the related lease a new [or used] vehicle or dealer demonstration vehicle driven fewer than [●] miles;]

•	was originated in the Five-State Area by a dealer (a) for a lessee with a United States address[,] [and] (b) in the ordinary course of such dealer’s business [and (c) pursuant to a dealer agreement that provides for recourse to the dealer in the event of certain defects in the lease, but not for default by the lessee];

•	has a remaining term to maturity as of the [Initial][Actual] Cutoff Date of less than or equal to [●] months, and had an original lease term greater than or equal to [●] months and less than or equal to [●] months;

•	[was originated on or after [●];]

•	provides for level monthly payments that fully amortize the Adjusted Capitalized Cost of the lease at the Lease Rate to the related Contract Residual Value over the lease term [and, in the event of a lessee initiated early termination, provides for payment of an Early Termination Charge or Remaining Payments Charge];

•	is not more than 30 days past due as of the [Initial][Actual] Cutoff Date and is not a Defaulted Lease;

•	is owned, and the related leased vehicle is owned, by the Titling Trust, free of all liens (including tax liens, mechanics’ liens, and other liens other than any lien of the Closed-End Collateral Agent or any lien on the certificate of title that arises by operation of law), other than any lien upon a certificate of title of any leased vehicle deemed necessary and useful by the Servicer solely to provide for delivery of title documentation to the Titling Trustee;

•	was originated in compliance with, and complies in all material respects with, all material applicable legal requirements, including, to the extent applicable, the Federal Consumer Credit Protection Act, Regulation M of the CFPB, all state leasing and consumer protection laws and all state and federal usury laws;

•	is the valid, legal, and binding full–recourse payment obligation of the related lessee, enforceable against such lessee in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws, now or hereafter in effect, affecting the enforcement of creditors’ rights in general or (b) general principles of equity;

•	was originated in compliance with customary origination practices;

•	is payable solely in U.S. dollars;

•	relates to a Unit that had a Securitization Value as of the [Initial][Actual] Cutoff Date no greater than $[●]; and

•	has as its lessee a person located in any state within the United States or the District of Columbia who is not (a) World Omni or any of its affiliates, or (b) the United States of America [or any state or local government or any agency or political subdivision thereof].

[The characteristics of the leases in the final Reference Pool [as of the end of the [Pre-Funding Period][Revolving Period] may differ from those of the Reference Pool as of the [Initial][Actual] Cutoff Date. To the extent any material Pool characteristic of the final Reference Pool at the time of issuance of the Notes differs by [5]% or more from the description of the Reference Pool as of the [Initial][Actual] Cutoff Date disclosed in this prospectus and to the extent required by the rules and regulations of the SEC, information regarding the final Reference Pool will be included in a Form 8-K filed by the Issuing Entity within four Business Days of the [Initial] Closing Date.] [Securityholders will be notified of the allocation of additional Units during the Revolving Period on Form 10-D.]

General Portfolio Characteristics of the Units.

The Units have the following characteristics as of the [Initial][Actual] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

Pool Characteristics as of [Initial][Actual] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[●]]

[Initial][Actual] Cutoff Date	[●]
Number of Leases
Securitization Value
Average
Minimum
Maximum
Base Residual
Average
Minimum
Maximum
[Base Residual as a Percentage of Securitization Value]
[Average]
[Minimum]
[Maximum]
Original Term (Months)
Weighted Average(1)
Minimum
Maximum
Remaining Term (Months)
Weighted Average(1)
Minimum
Maximum
Seasoning (Months)(2)
Weighted Average(1)
Minimum
Maximum
[FICO®][Vantage] Score(3)
Weighted Average [FICO®][Vantage] Score(1)(3)(4)(5)
Range of [FICO®][Vantage] scores that represents greater than 90% of all Pool [FICO®][Vantage] scores(3)(4)(5)(6)
Maximum Weighted Average [FICO®][Vantage] score(1)(3)(4)(7)
Discounted Base Residual as a % of Securitization Value
Base Residual as a % of lesser of MRT and TSRP

(1)	Weighted average by Securitization Value.
(2)	Seasoning refers to the number of months elapsed since origination of the leases.
(3)	FICO® is a federally registered trademark of Fair, Isaac & Company. An obligor’s FICO® score measures the likelihood that such obligor will repay his or her obligation as expected. The FICO® score for each account reflects the first bureau score reviewed (typically Equifax) at time of application.
(4)	[FICO®][Vantage] scores are calculated excluding accounts for which no [FICO®][Vantage] score is available in World Omni’s account servicing system. Of the [●] leases in the Reference Pool as of the [Initial][Actual] Cutoff Date, [●] or [●]% of the aggregate number of leases in such Reference Pool are accounts for which [FICO®][Vantage] scores are unavailable.
(5)	[FICO®][Vantage] score is calculated using the primary applicant [FICO®][Vantage] or, if not available, the co-applicant [FICO®][Vantage] score.
(6)	Less than 5% of the lessee [FICO®][Vantage] scores (based on the aggregate Securitization Value) exceed [●] and less than 5% of the lessee [FICO®][Vantage] scores (based on the aggregate Securitization Value) fall below [●]. Range of [FICO®][Vantage] scores represent at least 90% of the aggregate Securitization Value as of origination.
(7)	For leases having co-lessees, the maximum weighted average [FICO®][Vantage] score is determined by using the greater of the two [FICO®][Vantage] scores between the primary applicant and the co-applicant, weighted by the Securitization Value of the related Unit as of the [Initial][Actual] Cutoff Date.

The Units have the following characteristics as of the [Initial][Actual] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

Pool Characteristics as of [Initial][Actual] Cutoff Date [if the Aggregate Initial Principal Amount of the Notes is $[●]]

[Initial][Actual] Cutoff Date	[●]
Number of Leases
Securitization Value
Average
Minimum
Maximum
Base Residual
Average
Minimum
Maximum
[Base Residual as a Percentage of Securitization Value]
[Average]
[Minimum]
[Maximum]
Original Term (Months)
Weighted Average(1)
Minimum
Maximum
Remaining Term (Months)
Weighted Average(1)
Minimum
Maximum
Seasoning (Months)(2)
Weighted Average(1)
Minimum
Maximum
[FICO®][Vantage] Score(3)
Weighted Average [FICO®][Vantage] Score(1)(3)(4)(5)
Range of [FICO®][Vantage] scores that represents greater than 90% of all Pool [FICO®][Vantage] scores(3)(4)(5)(6)
Maximum Weighted Average [FICO®][Vantage] score(1)(3)(4)(7)
Discounted Base Residual as a % of Securitization Value
Base Residual as a % of lesser of MRT and TSRP

(1)	Weighted average by Securitization Value.
(2)	Seasoning refers to the number of months elapsed since origination of the leases.
(3)	FICO® is a federally registered trademark of Fair, Isaac & Company. An obligor’s FICO® score measures the likelihood that such obligor will repay his or her obligation as expected. The FICO® score for each account reflects the first bureau score reviewed (typically Equifax) at time of application.
(4)	[FICO®][Vantage] scores are calculated excluding accounts for which no [FICO®][Vantage] score is available in World Omni’s account servicing system. Of the [●] leases in the Reference Pool as of the [Initial][Actual] Cutoff Date, [●] or [●]% of the aggregate number of leases in such Reference Pool are accounts for which [FICO®][Vantage] scores are unavailable.
(5)	[FICO®][Vantage] score is calculated using the primary applicant [FICO®][Vantage] or, if not available, the co-applicant [FICO®][Vantage] score.
(6)	Less than 5% of the lessee [FICO®][Vantage] scores (based on the aggregate Securitization Value) exceed [●] and less than 5% of the lessee [FICO®][Vantage] scores (based on the aggregate Securitization Value) fall below [●]. Range of [FICO®][Vantage] scores represent at least 90% of the aggregate Securitization Value as of origination.
(7)	For leases having co-lessees, the maximum weighted average [FICO®][Vantage] score is determined by using the greater of the two [FICO®][Vantage] scores between the primary applicant and the co-applicant, weighted by the Securitization Value of the related Unit as of the [Initial][Actual] Cutoff Date.

A FICO® score is a measurement determined by Fair, Isaac & Company using information collected by the major credit bureaus to assess credit risk. Data from an independent credit reporting agency, such as [FICO®][Vantage] score, is one of several factors that may be used by the originator in its credit scoring system to assess the credit risk associated with each applicant. Additionally, [FICO®][Vantage] scores are based on independent third-party information, the accuracy of which cannot be verified. [FICO®][Vantage] scores alone may not be a meaningful predictor of the performance of the leases.

Calculation of the Securitization Value

Under the Servicing Agreement, the Servicer will calculate a “Securitization Value” for each Unit in the related Reference Pool equal to the sum of (i) the present values, calculated using a discount rate equal to the greater of the Securitization Rate and the Lease Rate, of (a) the aggregate scheduled Base Monthly Payments remaining on the lease and (b) the Base Residual Value of the related leased vehicle and (ii) any Base Monthly Payments due but not yet paid, minus any Base Monthly Payments made in advance of the lease’s next due date. The Securitization Value of a Terminated Unit is equal to zero.

The “Base Residual Value” of the leased vehicle is the lesser of:

(a) the [ALG Residual Value]; and

(b) the Contract Residual Value.

The “Securitization Rate” will equal [●]%.

The [“ALG Residual Value” ] is calculated by multiplying (a) the residual value percentage estimate published by [ALG] for the appropriate vehicle and term [as of the [date of origination of related lease] [[Initial][Actual] Cutoff Date] [the most recent date for which the Servicer has obtained updated residual values with respect to the leased vehicles from [ALG]] by (b) the lesser of (i) the actual TSRP and (ii) the MRT published by [ALG], in each case for such vehicle.

For more information on how Contract Residual Values of the leased vehicles are determined, you should refer to “The Servicer, Sponsor and Administrator—Origination, Underwriting and Purchasing—Determination of Contract Residual Values” in this prospectus.

A “Terminated Unit” is a lease and related leased vehicle allocated to the Reference Pool for which any of the following has occurred during a Collection Period:

•	following the scheduled expiration or early termination (including a voluntary early termination by the lessee) of the related lease, the related leased vehicle was either (a) sold or otherwise disposed of by the Servicer or (b) held in inventory for more than 90 days, whichever occurs first;

•	the related leased vehicle was purchased by a customer or dealer;

•	the Servicer’s records, in accordance with its Customary Servicing Practices, disclose that all insurance proceeds expected to be received have been received by the Servicer following a casualty or other loss with respect to the related leased vehicle; or

•	the related lease becoming a Defaulted Lease.

A “Defaulted Lease” means a lease for which any of the following has occurred during a Collection Period:

•	any payment or part thereof of more than the Delinquency Threshold Amount is past due 120 or more days;

•	the related vehicle has been repossessed and sold or repossessed and held in inventory for more than 90 days, whichever occurs first; or

•	the lease has been charged off in accordance with the Servicer’s Customary Servicing Practices.

Characteristics of the Units

The following tables show the distribution of the Units in the Reference Pool by geographic location, scheduled year and month of maturity, vehicle model, original term to maturity and remaining term to maturity. The data set forth in the table below entitled “Distribution of the Leases by Geographic Location as of the [Initial][Actual] Cutoff Date” are based on the billing addresses of the lessees.

Additionally, as of the [Initial][Actual] Cutoff Date, [[●] Units, having an aggregate Securitization Value of approximately $[●], constituting approximately [●]% of the aggregate Securitization Value of the Units in the Reference Pool, are evidenced by electronic contracts if the aggregate initial principal amount of the Notes is $[●], and [●] Units, having an aggregate Securitization Value of approximately $[●], constituting approximately [●]% of the aggregate Securitization Value of the Units in the Reference Pool, are evidenced by electronic contracts if the aggregate initial principal amount of the Notes is $[●]].

Distribution of the Leases by Geographic Location as of the [Initial][Actual] Cutoff Date
[if the Aggregate Initial Principal Amount of the Notes is $[●]]

As of the [Initial][Actual] Cutoff Date, [if the Aggregate Initial Principal Amount of the Notes is $[●],] the composition of the leases by geographic location was as follows:

Geographic Location	Number of Leases	Percentage of Number of Leases(1)		Securitization Value(2)		Percentage of Securitization Value(1)
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
All others	[●]	[●]	%	$	[●]	[●]	%
Total	[●]	100.00%		$	[●]	100.00%

(1)	Percentages may not add to total due to rounding.
(2)	Based on the greater of the Securitization Rate and the Lease Rate.

Distribution of the Leases by Geographic Location as of the [Initial][Actual] Cutoff Date
[if the Aggregate Initial Principal Amount of the Notes is $[●]]

As of the [Initial][Actual] Cutoff Date, [if the Aggregate Initial Principal Amount of the Notes is $[●],] the composition of the leases by geographic location was as follows:

Geographic Location	Number of Leases	Percentage of Number of Leases(1)		Securitization Value(2)		Percentage of Securitization Value(1)
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
All others	[●]	[●]	%	$	[●]	[●]	%
Total	[●]	100.00%		$	[●]	100.00%

(1)	Percentages may not add to total due to rounding.
(2)	Based on the greater of the Securitization Rate and the Lease Rate.

Distribution of the Leases by Scheduled Year and Month of Maturity as of the [Initial][Actual] Cutoff Date
[if the Aggregate Initial Principal Amount of the Notes is $[●]]

As of the [Initial][Actual] Cutoff Date, [if the Aggregate Initial Principal Amount of the Notes is $[●],] the composition of the leases by scheduled year and month to maturity was as follows:

Scheduled Year and Month of Maturity	Number of Leases	Percentage of Number of Leases(1)		Securitization Value(2)		Percentage of Securitization Value(1)		Base Residual		Percentage of Base Residual(1)
20[●]-[●]	[●]	[●]	%	$	[●]	[●]	%*	$	[●]	[●]	%
Total	[●]	100.00%		$	[●]	100.00%		$	[●]	100.00%

(1)	Percentages may not add to total due to rounding.
(2)	Based on the greater of the Securitization Rate and the Lease Rate.

[*Represents a value that is greater than zero (0.00%) but less than 0.005%.]

Distribution of the Leases by Scheduled Year and Month of Maturity as of the [Initial][Actual] Cutoff Date
[if the Aggregate Initial Principal Amount of the Notes is $[●]]

As of the [Initial][Actual] Cutoff Date, [if the Aggregate Initial Principal Amount of the Notes is $[●],] the composition of the leases by scheduled year and month to maturity was as follows:

Scheduled Year and Month of Maturity	Number of Leases	Percentage of Number of Leases(1)		Securitization Value(2)		Percentage of Securitization Value(1)		Base Residual		Percentage of Base Residual(1)
20[●]-[●]	[●]	[●]	%	$	[●]	[●]	%*	$	[●]	[●]	%
Total	[●]	100.00%		$	[●]	100.00%		$	[●]	100.00%

(1)	Percentages may not add to total due to rounding.
(2)	Based on the greater of the Securitization Rate and the Lease Rate.

[*Represents a value that is greater than zero (0.00%) but less than 0.005%.]

Distribution of the Leased Vehicles by Product Segment as of the [Initial][Actual] Cutoff Date
[if the Aggregate Initial Principal Amount of the Notes is $[●]]

As of the [Initial][Actual] Cutoff Date, [if the Aggregate Initial Principal Amount of the Notes is $[●],] the composition of the leased vehicles by product segment was as follows:

Product Segment(1)	Number of Leases	Percentage of Number of Leases(2)			Securitization Value(3)	Percentage of Securitization Value(2)
Passenger Car	[●]	[●]	%	$	[●]	[●]	%
Other Truck/Other SUV/Minivan	[●]	[●]	%	$	[●]	[●]	%
Large Truck/Large SUV(4)	[●]	[●]	%	$	[●]	[●]	%
[Other]	[●]	[●]	%	$	[●]	[●]	%
All others	[●]	[●]	%	$	[●]	[●]	%
Total	[●]	100.00%		$	[●]	100.00%

(1)	[Includes only leases with respect to [ ] branded leased vehicles]
(2)	Percentages may not add to total due to rounding.
(3)	Based on the greater of the Securitization Rate and the Lease Rate.
(4)	Consists of [ ], [ ] and [ ] leased vehicles.

Distribution of the Leased Vehicles by Product Segment as of the [Initial][Actual] Cutoff Date
[if the Aggregate Initial Principal Amount of the Notes is $[●]]

As of the [Initial][Actual] Cutoff Date, [if the Aggregate Initial Principal Amount of the Notes is $[●],] the composition of the leased vehicles by product segment was as follows:

Product Segment(1)	Number of Leases	Percentage of Number of Leases(2)			Securitization Value(3)	Percentage of Securitization Value(2)
Passenger Car	[●]	[●]	%	$	[●]	[●]	%
Other Truck/Other SUV/Minivan	[●]	[●]	%	$	[●]	[●]	%
Large Truck/Large SUV(4)	[●]	[●]	%	$	[●]	[●]	%
[Other]	[●]	[●]	%	$	[●]	[●]	%
All others	[●]	[●]	%	$	[●]	[●]	%
Total	[●]	100.00%		$	[●]	100.00%

(1)	[Includes only leases with respect to [ ] branded leased vehicles]
(2)	Percentages may not add to total due to rounding.
(3)	Based on the greater of the Securitization Rate and the Lease Rate.
(4)	Consists of [ ], [ ] and [ ] leased vehicles.

Distribution of the Leased Vehicles by Vehicle Model as of the [Initial][Actual] Cutoff Date
[if the Aggregate Initial Principal Amount of the Notes is $[●]]

As of the [Initial][Actual] Cutoff Date, [if the Aggregate Initial Principal Amount of the Notes is $[●],] the composition of the leased vehicles by vehicle model was as follows:

Vehicle Model	Number of Leases	Percentage of Number of Leases(1)			Securitization Value(2)	Percentage of Securitization Value(1)
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
All others	[●]	[●]	%	$	[●]	[●]	%
Total	[●]	100.00%		$	[●]	100.00%

(1)	Percentages may not add to total due to rounding.

(2)	Based on the greater of the Securitization Rate and the Lease Rate.

Distribution of the Leased Vehicles by Vehicle Model as of the [Initial][Actual] Cutoff Date
[if the Aggregate Initial Principal Amount of the Notes is $[●]]

As of the [Initial][Actual] Cutoff Date, [if the Aggregate Initial Principal Amount of the Notes is $[●],] the composition of the leased vehicles by vehicle model was as follows:

Vehicle Model	Number of Leases	Percentage of Number of Leases(1)			Securitization Value(2)	Percentage of Securitization Value(1)
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
All others	[●]	[●]	%	$	[●]	[●]	%
Total	[●]	100.00%		$	[●]	100.00%

(1)	Percentages may not add to total due to rounding.

(2)	Based on the greater of the Securitization Rate and the Lease Rate.

Distribution of the Leases by Original Term to Maturity as of the [Initial][Actual] Cutoff Date
[if the Aggregate Initial Principal Amount of the Notes is $[●]]

As of the [Initial][Actual] Cutoff Date, [if the Aggregate Initial Principal Amount of the Notes is $[●],] the distribution of the leases by original term to maturity was as follows:

Original Term to Maturity (Months)	Number of Leases	Percentage of Number of Leases(1)			Securitization Value(2)	Percentage of Securitization Value(1)
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
Total	[●]	100.00%		$	[●]	100.00%

(1)	Percentages may not add to total due to rounding.

(2)	Based on the greater of the Securitization Rate and the Lease Rate.

Distribution of the Leases by Original Term to Maturity as of the [Initial][Actual] Cutoff Date
[if the Aggregate Initial Principal Amount of the Notes is $[●]]

As of the [Initial][Actual] Cutoff Date, [if the Aggregate Initial Principal Amount of the Notes is $[●],] the distribution of the leases by original term to maturity was as follows:

Original Term to Maturity (Months)	Number of Leases	Percentage of Number of Leases(1)			Securitization Value(2)	Percentage of Securitization Value(1)
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
Total	[●]	100.00%		$	[●]	100.00%

(1)	Percentages may not add to total due to rounding.

(2)	Based on the greater of the Securitization Rate and the Lease Rate.

Distribution of the Leases by [FICO®][Vantage] score as of the [Initial][Actual] Cutoff Date
[if the Aggregate Initial Principal Amount of the Notes is $[●]]

As of the [Initial][Actual] Cutoff Date, [if the Aggregate Initial Principal Amount of the Notes is $[●],] the distribution of the leases by [FICO®][Vantage] score was as follows:

[FICO®][Vantage] Score Band	Number of Leases	Percentage of Number of Leases(1)		Securitization Value(2)		Percentage of Securitization Value(1)
Unavailable	[●]	[●]	%	$	[●]	[●]	%
Less than [●]	[●]	[●]	%	$	[●]	[●]	%
[●] - [●]	[●]	[●]	%	$	[●]	[●]	%
[●] - [●]	[●]	[●]	%	$	[●]	[●]	%
[●] - [●]	[●]	[●]	%	$	[●]	[●]	%
[●] - [●]	[●]	[●]	%	$	[●]	[●]	%
[●] - [●]	[●]	[●]	%	$	[●]	[●]	%
[●] - [●]	[●]	[●]	%	$	[●]	[●]	%
[●] - [●]	[●]	[●]	%	$	[●]	[●]	%
[●] - [●]	[●]	[●]	%	$	[●]	[●]	%
Total	[●]	100.00%		$	[●]	100.00%

(1)	Percentages may not add to total due to rounding.

(2)	Based on the greater of the Securitization Rate and the Lease Rate.

Distribution of the Leases by [FICO®][Vantage] score as of the [Initial][Actual] Cutoff Date
[if the Aggregate Initial Principal Amount of the Notes is $[●]]

As of the [Initial][Actual] Cutoff Date, [if the Aggregate Initial Principal Amount of the Notes is $[●],] the distribution of the leases by [FICO®][Vantage] score was as follows:

[FICO®][Vantage] Score Band	Number of Leases	Percentage of Number of Leases(1)		Securitization Value(2)		Percentage of Securitization Value(1)
Unavailable	[●]	[●]	%	$	[●]	[●]	%
Less than [●]	[●]	[●]	%	$	[●]	[●]	%
[●] - [●]	[●]	[●]	%	$	[●]	[●]	%
[●] - [●]	[●]	[●]	%	$	[●]	[●]	%
[●] - [●]	[●]	[●]	%	$	[●]	[●]	%
[●] - [●]	[●]	[●]	%	$	[●]	[●]	%
[●] - [●]	[●]	[●]	%	$	[●]	[●]	%
[●] - [●]	[●]	[●]	%	$	[●]	[●]	%
[●] - [●]	[●]	[●]	%	$	[●]	[●]	%
[●] - [●]	[●]	[●]	%	$	[●]	[●]	%
Total	[●]	100.00%		$	[●]	100.00%

(1)	Percentages may not add to total due to rounding.

(2)	Based on the greater of the Securitization Rate and the Lease Rate.

Distribution of the Leases by Remaining Term to Maturity as of the [Initial][Actual] Cutoff Date
[if the Aggregate Initial Principal Amount of the Notes is $[●]]

As of the [Initial][Actual] Cutoff Date, [if the Aggregate Initial Principal Amount of the Notes is $[●],] the distribution of the leases by remaining term to maturity was as follows:

Remaining Term to Maturity (Months)	Number of Leases	Percentage of Number of Leases(1)		Securitization Value(2)		Percentage of Securitization Value(1)
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
Total	[●]	100.00%		$	[●]	100.00%

(1)	Percentages may not add to total due to rounding.
(2)	Based on the greater of the Securitization Rate and the Lease Rate.

Distribution of the Leases by Remaining Term to Maturity as of the [Initial][Actual] Cutoff Date
[if the Aggregate Initial Principal Amount of the Notes is $[●]]

As of the [Initial][Actual] Cutoff Date, [if the Aggregate Initial Principal Amount of the Notes is $[●],] the distribution of the leases by remaining term to maturity was as follows:

Remaining Term to Maturity (Months)	Number of Leases	Percentage of Number of Leases(1)		Securitization Value(2)		Percentage of Securitization Value(1)
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
Total	[●]	100.00%		$	[●]	100.00%

(1)	Percentages may not add to total due to rounding.
(2)	Based on the greater of the Securitization Rate and the Lease Rate.

Distribution of the Leases by Powertrain as of the [Initial][Actual] Cutoff Date
[if the Aggregate Initial Principal Amount of the Notes is $[●]]

As of the [Initial][Actual] Cutoff Date, [if the Aggregate Initial Principal Amount of the Notes is $[●],] the distribution of the leases by powertrain was as follows:

Vehicle Powertrain	Number of Leases	Percentage of Number of Leases(1)		Securitization Value(2)		Percentage of Securitization Value(1)
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
Total	[●]	100.00%		$	[●]	100.00%

(1)	Percentages may not add to total due to rounding.
(2)	Based on the greater of the Securitization Rate and the Lease Rate.

Distribution of the Leases by Powertrain as of the [Initial][Actual] Cutoff Date
[if the Aggregate Initial Principal Amount of the Notes is $[●]]

As of the [Initial][Actual] Cutoff Date, [if the Aggregate Initial Principal Amount of the Notes is $[●],] the distribution of the leases by powertrain was as follows:

Vehicle Powertrain	Number of Leases	Percentage of Number of Leases(1)		Securitization Value(2)		Percentage of Securitization Value(1)
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
[●]	[●]	[●]	%	$	[●]	[●]	%
Total	[●]	100.00%		$	[●]	100.00%

(1)	Percentages may not add to total due to rounding.
(2)	Based on the greater of the Securitization Rate and the Lease Rate.

[The Subsequent Units]

[Include for revolving transaction: During the Revolving Period, the [Depositor] will seek to cause additional Units to be allocated to the Reference Pool in an aggregate amount equal to the Target Reinvestment Amount, to the extent of the funds available in the Accumulation Account.  Noteholders will be notified of the allocation of additional Units on Form 10-D. Each additional Unit allocated to the Reference Pool during the Revolving Period must at the time of its addition satisfy the eligibility criteria specified in the transaction documents, pursuant to which the additional Units are allocated to the Reference Pool and the Exchange Note is transferred to the Issuing Entity, and described in this prospectus. The additional Units, however, need not satisfy any other eligibility criteria. Additional Units originated or acquired by World Omni, through the Titling Trust, will satisfy the same underwriting criteria in all material respects as the Units in the initial Reference Pool. In addition, following the allocation of additional Units to the Reference Pool, the characteristics of the leases, including the composition of the leases, the distribution by contract rate, and geographic distribution, may vary from those of the leases in the initial Reference Pool. Since the weighted average life of the Notes will be influenced by the rate the lease payment are made, some of these variations may affect the weighted average life of each class of Notes.]

[Include for pre-funded transaction: On the [Initial] Closing Date, the Pre-Funding Account Initial Deposit will be deposited into the Pre-Funding Account. During the Pre-Funding Period, the [Depositor] is expected to seek to cause additional Units with an aggregate Securitization Value equal to at least the Pre-Funding Account Initial Deposit to be allocated to the Reference Pool. Any such pre-funded amounts on deposit in the Pre-Funding Account after the [Initial] Closing Date (the “Pre-Funded Amounts”). Any allocation of subsequent Units to the Reference Pool is subject to the satisfaction, on or before the related subsequent allocation date, of the conditions precedent described in this prospectus. Each subsequent Unit must at the time of its addition satisfy the eligibility criteria specified in the transaction documents, pursuant to which the subsequent Units are allocated to the Reference Pool and the Exchange Notes is transferred to the Issuing Entity, and described in this prospectus. The subsequent Units, however, need not satisfy any other eligibility criteria. Subsequent Units originated or acquired by World Omni, through the Titling Trust, will satisfy the same underwriting criteria in all material respects as the leases in the initial Reference Pool. In addition, following the allocation of subsequent Units to the Reference Pool, the characteristics of the leases, including the composition of the leases, the distribution by contract rate, and geographic distribution, may vary from those of the leases in the initial Reference Pool. Since the weighted average life of the Notes will be influenced by the rate at which the lease payments are made, some of these variations may affect the weighted average life of each class of Notes. To the extent required by the rules and regulations of the SEC, information regarding the characteristics of the subsequent Units and the Reference Pool will be included in a Form 8-K filed by the Issuing Entity upon the allocation of subsequent Units to the Reference Pool and information regarding distribution and Pool performance will be included in a Form 10-D filed by the Issuing Entity for each related Collection Period following such transfer.]

[The Depositor will perform a review of the leases in [potential] subsequent Reference Pools and the disclosure regarding those Units that is required to be included in a Form 10-D by Item 1111 of Regulation AB in order to provide reasonable assurance that the information contained in the Form 10-D related to the end of the [Pre-Funding Period][Revolving Period] and the Form 10-D related to the last monthly period of the Issuing Entity’s fiscal year regarding the subsequent Reference Pools is accurate in all material respects. World Omni may engage a third party to assist with portions of the review. The Depositor will use procedures similar to the procedures used in the review for the initial leases described under “The Leases—Review of Leases in Reference Pool.” The Depositor will disclose the results of the Pool review related to the subsequent Units in the Form 10-D related to the end of the [Pre-Funding Period][Revolving Period] and the Form 10-D related to the last monthly period of the Issuing Entity’s fiscal year.]

[Other than with respect to the allocation of subsequent Units during the [Revolving Period][Pre-Funding Period], there is no requirement or ability to add or remove Units from the Reference Pool other than the right of the Issuing Entity to cause Auto Lease Finance LLC to reallocate [or substitute] a Unit from the Reference Pool upon a breach of a representation, warranty or covenant. The sole remedy for such breach shall be the reallocation [or substitution] of the related Unit as described under “Description of the Transaction Documents—Reallocation [and Substitution] Obligations” in this prospectus.]

[“Target Reinvestment Amount” means, as of any Payment Date during the Revolving Period, the excess, if any, of the aggregate principal amount of all the Notes as of the preceding Payment Date or the [Initial] Closing

Date, as applicable, plus the overcollateralization target amount over the Securitization Value as of the related Collection Period[, plus amounts, if any, on deposit in the Pre-Funding Account,] for that Payment Date.]

[Revolving Period]

[During the Revolving Period, Noteholders will not receive principal payments. Instead, on each Payment Date during the Revolving Period, the [Depositor] will seek to reinvest the Parity Reinvestment Amount.] [The Revolving Period may not be longer than [three] years from the date of the issuance of the Notes.]

[The [Depositor] will seek to cause additional Units meeting requirements substantially similar to the eligibility requirements described in “The Leases—Characteristics of the Leases—Eligibility Criteria and Portfolio Characteristics” to be allocated to the Reference Pool. The purchase price for each additional Unit will be the [Securitization Value] of such Unit as of the applicable [[Initial][Actual] Cutoff Date]. The [Depositor] will seek to cause additional Units in an aggregate amount equal to the Target Reinvestment Amount to be allocated to the Reference Pool, to the extent of the funds available in the Accumulation Account. The [Depositor] will seek to cause additional Units to be allocated to the Reference Pool in an amount approximately equal to the amount of the funds available in the Accumulation Account, but it is possible that the Titling Trust will not have sufficient additional Units for this purpose. Any portion of the funds available in the Accumulation Account which is not used to purchase additional Units on a Payment Date during the Revolving Period will be re-deposited into the Accumulation Account and applied on subsequent Payment Dates in the Revolving Period to cause additional Units to be allocated to the Reference Pool. Securityholders will be notified of the allocation of additional Units on Form 10-D.]

[The amount of additional Units and percentage of Reference Pool will be determined by the amount of cash available from payments and prepayments on the existing leases in the Reference Pool. There are no stated limits on the amount of additional Units allowed to be allocated during the Revolving Period in terms of either dollars or percentage of the initial Reference Pool. Further, there are no requirements regarding minimum amounts of additional Units that can be purchased during the Revolving Period.]

[The amount of subsequent Units that may be allocated to the Reference Pool during the Revolving Period will be capped at the amount necessary to achieve the required level of overcollateralization. The amount of subsequent Units that are allocated to the Reference Pool during the Revolving Period will be limited both by the amounts received by the Issuing Entity that it can use to pay for the allocation of such subsequent Units and by the availability of eligible Units to be allocated to the Reference Pool.]

[The Revolving Period consists of the monthly periods beginning with the [●] monthly period and ending with the [●] monthly period and the related Payment Dates. Reinvestments in additional Units will be made on each Payment Date related to those monthly periods. The Revolving Period will terminate sooner if an Early Amortization Event occurs in one of those monthly periods, in which case the Amortization Period will begin and no reinvestment in additional Units will be made on the related Payment Date. During the Amortization Period, Noteholders will be entitled to receive principal payments in accordance with the priorities set forth in “—Allocations and Distributions on the Securities” in this prospectus.]

[An “Early Amortization Event” will occur if:

•	the amount on deposit in the [Risk Retention] Reserve Account is less than the [Risk Retention] Required Reserve Account Balance on [two] consecutive Payment Dates following the application of funds on such date;

•	the amount on deposit in the Accumulation Account is less than the Target Reinvestment Amount on [two] consecutive Payment Dates following the application of funds on such date;

•	the amount on deposit in the Accumulation Account exceeds [●]% of the aggregate Securitization Value as of the [Initial][Actual] Cutoff Date on [three] consecutive Payment Dates following the application of funds on such date;

•	an Event of Default occurs; or

•	an Exchange Note Servicer Default occurs.]

The occurrence of an Early Amortization Event is not necessarily an Event of Default under the Indenture.]

[“Parity Reinvestment Amount” means, as of any Payment Date during the Revolving Period, the excess, if any, of the outstanding principal amount of the Notes as of the preceding Payment Date or the [Initial] Closing Date, as applicable, over the aggregate Securitization Value for that Payment Date.]

Asset-Level Data

The Depositor prepared [an] asset-level data file(s) for the Units for the Pool disclosed in this prospectus for a hypothetical reporting period commencing on [●], [●], and ending on [●], [●] and has filed this information with the SEC on Form ABS-EE. The asset-level data files contain detailed information for each Unit in the Pool about its identification, origination, lease terms, leased vehicle, lessee, lease activity, servicing and status during the hypothetical reporting period. As described in this prospectus, the Issuing Entity has the right to receive payments made on the Units after the [Initial][Actual] Cutoff Date and will otherwise not receive any other payments described in such asset-level data files during the hypothetical reporting period. The information contained in each asset-level data file is not a prediction of the future performance of any Units. Each such Form ABS-EE is incorporated by reference into this prospectus. Investors should carefully review the asset-level data.

The Servicer will also prepare asset-level data about the Units for this securitization transaction for each Collection Period and file it with the SEC as an exhibit to Form ABS-EE at or before the time of filing the related Form 10-D. Such Form ABS-EE, and any information attached as exhibits to [the][each] form, will be incorporated by reference into the related Form 10-D. [The asset data file will contain detailed information for each Unit about its identification, origination, lease terms, leased vehicle, lessee, lease activity, servicing and status.]

Pool Underwriting

As described in “The Servicer, Sponsor and Administrator—Underwriting Standards” in this prospectus, under World Omni’s origination process, credit applications are evaluated when received and are either automatically approved, automatically rejected or forwarded and reviewed by a World Omni associate with appropriate approval authority. [If the aggregate initial principal amount of the Notes is $[●],] [●] leases in such Reference Pool, having an aggregate Securitization Value [as of the [Initial][Actual] Cutoff Date of $[●] (approximately [●]% of the aggregate Securitization Value [as of the [Initial][Actual] Cutoff Date]) were automatically approved by World Omni’s computer-based evaluation software, while [●] leases in such Reference Pool, having an aggregate Securitization Value [as of the [Initial][Actual] Cutoff Date] of $[●] (approximately [●]% of the aggregate Securitization Value [as of the [Initial][Actual] Cutoff Date)] were evaluated and approved by a World Omni associate in accordance with World Omni’s written underwriting guidelines. [If the aggregate initial principal amount of the Notes is $[●],] [●] leases in such Reference Pool, having an aggregate Securitization Value [as of the [Initial][Actual] Cutoff Date of $[●] (approximately [●]% of the aggregate Securitization Value [as of the [Initial][Actual] Cutoff Date]) were automatically approved by World Omni’s computer-based evaluation software, while [●] leases in such Reference Pool, having an aggregate Securitization Value [as of the [Initial][Actual] Cutoff Date] of $[●] (approximately [●]% of the aggregate Securitization Value [as of the [Initial][Actual] Cutoff Date) were evaluated and approved by a World Omni associate in accordance with World Omni’s written underwriting guidelines. [As described in this prospectus, World Omni does not consider any of the leases in the Reference Pool to constitute exceptions to World Omni’s written underwriting guidelines.] [For Units allocated to the Reference Pool during the [Pre-Funding Period][Revolving Period], the Issuing Entity will disclose on the Form 10-D related to the end of the [Pre-Funding Period][Revolving Period] and the Form 10-D related to the last monthly period of the Issuing Entity’s fiscal year any additional Units allocated to the Reference Pool after the initial [Initial] Closing Date that constitute exceptions to the underwriting criteria of World Omni.]

Review of Leases in Reference Pool

In connection with the offering of the Notes, the Depositor has performed a review of the leases in the Reference Pool to be allocated by the Titling Trust on the [Initial] Closing Date and the disclosure regarding those leases, including information incorporated by reference from the Form ABS-EE filed in connection herewith, required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the Depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects. The Depositor consulted with, and was assisted by, responsible personnel of World Omni in performing the review. In addition, World Omni has engaged third parties to assist with portions of the review. World Omni determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties for purposes of its review. The Depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The Depositor attributes all findings and conclusions of the review to itself.

As part of the review, World Omni identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information, such as business practices and contract terms, were reviewed with responsible personnel of World Omni, who approved those descriptions as accurate in all material respects. World Omni, assisted by external counsel, also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents to provide reasonable assurance that the descriptions were accurate in all material respects. Members of World Omni’s treasury group also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the leases and the leased vehicles in the Reference Pool or payments on the Notes.

The Depositor used information from internal databases and other management information systems to assemble an electronic data tape containing relevant data on leases in the Reference Pool (the “Data Tape”). From this Data Tape, the Depositor constructed the Pool composition and stratification tables in “The Leases—Characteristics of the Units” in this prospectus. The Depositor also used such databases and other management information systems to assemble the asset-level data file for the Units that was filed with the SEC on Form ABS-EE (the “Asset-Level Data File”).

The Depositor designed procedures to test the accuracy of the transmission of individual lease data from information databases maintained by World Omni to the Data Tape and the Asset-Level Data File. Through a random process, [[●] leases (the “Sample”) were selected from the leases in the Reference Pool if the aggregate initial principal amount of the Notes is $[●]. [●] of such sampled leases were selected from the leases in the Reference Pool if the aggregate initial principal amount of the Notes is $[●]]. World Omni made available to responsible personnel of World Omni and third parties that assisted World Omni with its review electronic copies of the pertinent underlying documentation, including data records, for each lease in the Sample. A variety of numerical values and data points for each lease in the Sample were either compared to the corresponding information in the Data Tape or Asset-Level Data File, as applicable, or evaluated for compliance with an eligibility criterion or representation and warranty, to determine whether any inaccuracies existed. [No variances were found between the data points reviewed and the Data Tape.]

The Depositor’s review also evaluated the eligibility criteria that pertain to standard terms of leases and standard business practices, such as the criteria related to each lease providing for level monthly payments that fully amortize the Adjusted Capitalized Cost of the lease. The Depositor confirmed with responsible personnel of World Omni that its systems would not permit the selection of leases for inclusion in the Reference Pool that fail to meet these types of eligibility criteria. [The Depositor found no discrepancies in this review.]

Another aspect of the Depositor’s review consisted of a comparison of selected data contained in this prospectus describing the leases in the Reference Pool to data in, or derived from, the Data Tape. The review consisted of a recalculation from the data in the Data Tape of the number of leases, monetary amounts, amounts and percentages displayed in this prospectus. Differences due to rounding or that were de minimis were not considered exceptions. [This comparison found no exceptions within the specified parameters.]

World Omni monitors internal reports and developments with respect to processes and procedures that are designed to maintain and enhance the quality of decision-making, the quality of originated assets and the accuracy, efficiency and reliability of lease systems and operations. Internal control processes used by World Omni include reviews of lease documentation and other origination functions. Internal control audits are performed regularly on key business functions.

[After undertaking the review described above, the Depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.]

Representations and Warranties Relating to the Units

Schedule of Leases. The Servicer will prepare a schedule describing the Units, which will be attached as an exhibit to the Exchange Note Supplement. This schedule will identify each lease by its identification number and each leased vehicle by its vehicle identification number. The schedule will also include the following information for each lease:

•	date of origination;

•	the lease maturity date, which is the payment due date in the month after the final scheduled payment by the lessee;

•	the Base Monthly Payment;

•	the Securitization Value; and

•	the Base Residual Value.

Representations, Warranties and Covenants. In the Exchange Note Sale Agreement, Auto Lease Finance LLC will make representations and warranties to the Depositor with respect to each lease and related leased vehicle in the Reference Pool, including, that as of the [Initial][Actual] Cutoff Date:

•	the information provided with respect to each Unit in the schedule described above is correct in all material respects as of the [Initial][Actual] Cutoff Date;

•	relates to a new [or used] Toyota-branded automobile or light duty truck;

•	provides for level monthly payments that fully amortize the Adjusted Capitalized Cost of the lease at a Lease Rate to the related Contract Residual Value over the lease term;

•	is not more than 30 days past due as of the [Initial][Actual] Cutoff Date and is not a Defaulted Lease;

•	is owned, and the related leased vehicle is owned, by the Titling Trust, free of all liens (including tax liens, mechanics’ liens, and other liens other than any lien of the Closed-End Collateral Agent or any lien on the certificate of title that arise by operation of law), other than certain permitted lien;

•	was originated in compliance with, and complies in all material respect with, all material applicable legal requirements; and

•	is the valid, legal, and binding full-recourse payment obligation of the related obligor, enforceable against such obligor in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws, now or hereafter in effect, affecting the enforcement of creditors’ rights in general or (b) general principles of equity.

On the [Initial] Closing Date, the Depositor will assign all of its rights under the Exchange Note Sale Agreement to the Issuing Entity. The Exchange Note Sale Agreement will also provide that if Auto Lease Finance LLC or the Depositor discovers a breach of certain representations or warranties with respect to a lease or the related leased vehicle made by Auto Lease Finance LLC in the Exchange Note Sale Agreement that materially and adversely affects the Issuing Entity’s interest in the related Unit, which breach is not cured in all material respects on or before the end of the Collection Period in which Auto Lease Finance LLC discovers such incorrectness (either pursuant to notice or otherwise), then the applicable Unit will be removed [substituted] from the Reference Pool for the Exchange Note on the Payment Date related to that Collection Period. In connection with this reallocation, Auto Lease Finance LLC will be required to deposit into the collection account a reallocation payment for the applicable Unit in an amount specified in this prospectus [or, in its sole discretion, elect to substitute such affected Unit, and allocate a new Unit to such Reference Pool]. The reallocation payment must be made by Auto Lease Finance LLC as of the Payment Date immediately following the day on which the related cure period ended. Upon making that payment, the related Unit will no longer be included in the Reference Pool for the Exchange Note. The obligation of Auto Lease Finance LLC to deposit such reallocation payment [or, in its sole discretion, make such substitution] will constitute the sole remedy respecting such breach.

Pursuant to the Indenture, the Issuing Entity will assign its rights in such representations and warranties to the Indenture Trustee for the benefit of the Noteholders.

None of the Titling Trust, the Titling Trustee, the Titling Trustee Agent, the Initial Beneficiary, Indenture Trustee, the Owner Trustee, the Asset Representations Reviewer, the Servicer or any other person has any obligation to investigate the accuracy of such representations and warranties of Auto Lease Finance LLC or whether any Unit may be an ineligible Unit.

Upon discovery by or notice to Auto Lease Finance LLC of a breach of any representation or warranty with respect to certain characteristics of the Units, including by receipt of a review report from the Asset Representations

Reviewer indicating that a test was failed for a lease, Auto Lease Finance LLC will investigate the lease or leases to confirm the breach and determine if it has materially and adversely affected the lease or leases. A Noteholder or beneficial owner of a Note may make a request or demand that a lease be reallocated due to a breach of a representation made about the leases. Any request or demand that a Unit be reallocated must be provided to the Indenture Trustee in writing and provide sufficient detail so as to allow Auto Lease Finance LLC to reasonably investigate the alleged breach of the representations and warranties related to such Unit. The Indenture Trustee will provide any such request or demand to World Omni, Auto Lease Funding LLC and the Depositor.

The Depositor will report any requests or demands to repurchase leases and related activity and status on Form ABS-15G.

[[Auto Lease Finance LLC][the Depositor][the Servicer] [will be required, on a mandatory basis, to][may, in [its][their] sole discretion, elect to] substitute a comparable Unit (each, a “Substitute Unit”) for an affect Unit [if the related breach is discovered within the first [●] years after the [Initial] Closing Date]. [The aggregate Securitization Value of all Substitute Units cannot be greater than [●]% of the [initial] Securitization Value of the leases in the Reference Pool.] In the event that a breach of a representation or warranty is discovered and [Auto Lease Finance LLC][the Depositor][the Servicer] has already substituted Units with an aggregate Securitization Value of up to [●]% of the [initial] Securitization Value of the leases in the Reference Pool or if the related breach is discovered after the [●] anniversary of the [Initial] Closing Date, [Auto Lease Finance LLC][the Depositor][the Servicer] will be required to [cause the reallocation][reallocate] the related Unit. On the date that such Unit is replaced with a Substitute Unit, the related Substitute Unit will be allocated to the Reference Pool securing the Exchange Note.]

[Each Substitute Unit will meet the criteria discussed in [“The Leases—Characteristics of the Leases—Eligibility Criteria and Portfolio Characteristics”], except for the following: [applicable exclusions, if any to be described] [and the additional criteria set for below: add additional criteria as applicable].]

[Even though each Substitute Unit must satisfy the eligibility criteria set forth under [“The Leases—Characteristics of the Leases—Eligibility Criteria and Portfolio Characteristics”], the Substitute Unit may not be of the same credit quality as the Unit it replaced because, among other things, such Substitute Unit may not have been part of World Omni’s portfolio on the [Initial][Actual] Cutoff Date. The Substitute Unit may have been originated at a different time using credit criteria different from those applied to the replaced Unit.]

[These reallocation [or substitution] obligations constitute the sole remedies available to the Issuing Entity, the Indenture Trustee, the Owner Trustee and investors for any uncured breaches with respect to the Units.]

Asset Representations Review

If two triggers are met, the Asset Representations Reviewer will perform a review of leases to test for compliance with the representations made by Auto Lease Finance LLC about the leases and leased vehicles. The first trigger occurs if the Delinquency Percentage for any Payment Date exceeds the Delinquency Trigger for that Payment Date, as described in “— Delinquency Trigger” below. If the Delinquency Trigger occurs, it will be reported in the Form 10-D for the month in which such trigger occurs. The second trigger is a voting trigger that will be met if, following the occurrence of a Delinquency Trigger, the Noteholders (including beneficial owners of Notes) of at least 5% of the outstanding principal amount of Notes demand a vote and, subject to a 5% voting quorum, the Noteholders of a majority of the outstanding principal amount of the Notes that are voted vote for a review. The review fees will be $[●] for each lease tested in the review.

Delinquency Trigger

A delinquent lease is defined as a lease with more than the Delinquency Threshold Amount past due, including leases with bankrupt lessees but excluding Defaulted Leases.

On or prior to each Payment Date, the Servicer will calculate the Delinquency Percentage for the related Collection Period. The “Delinquency Percentage” for each Payment Date and the related Collection Period is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate Securitization Value of all delinquent leases in the Pool that are more than 60 days delinquent to (ii) the aggregate Securitization Value of all leases in the Pool, in each case, as of the last day of such Collection Period.

The “Delinquency Trigger” for any Payment Date and the related Collection Period is [●]%. World Omni developed the Delinquency Trigger by considering the monthly greater than 60-day delinquency rate observed in its prior securitizations of leases in this program from [●]. Such delinquency rate (rounded to the nearest 0.05%) is calculated as (i) the aggregate Securitization Value of all delinquent leases within the Pool that are more than 60 days delinquent as a percentage of (ii) the aggregate Securitization Value of all leases within the Pool as of the last day of the Collection Period preceding the related Payment Date. The Delinquency Trigger was calculated as a multiple of [●] times the previous historical peak Delinquency Percentage of its prior securitizations of leases in this program from [●] through [●], rounded to the nearest 0.05%. [This multiple corresponds generally to the multiple used for calculating expected cumulative net losses before the Notes would realize a loss.] The amount of the Delinquency Trigger has been set at a level in excess of the historical peak Delinquency Percentage to assure that the Delinquency Trigger is not breached due to ordinary fluctuations in the economy.

World Omni believes that the Delinquency Trigger is appropriate based on:

•     its experience with delinquency in its prior securitized pools of leases, and in its portfolio of leases; and

•     its assessment of the amount of net cumulative losses that would likely result in a loss to Noteholders of the most junior Notes in its prior securitized pools.

For more information regarding greater than [60] day delinquent lease statistics for World Omni’s prior securitized pools, see Appendix A to this prospectus.

“Conversion Date” means a date in the future on which the Sponsor begins using a threshold of 10% of the applicable scheduled lease payment rather than $40 for determining if a scheduled lease payment is delinquent. As of the date of this registration statement, the Conversion Date is targeted to occur during [December 2025].

“Delinquency Threshold Amount” means $40 prior to the Conversion Date, and 10% of the applicable scheduled lease payment after the Conversion Date.

Voting Trigger

If the Delinquency Trigger occurs on the last day of a month, a Noteholder may demand that the Indenture Trustee call a vote of all Noteholders on whether to direct the Asset Representations Reviewer to perform a review. For purposes of this demand, if the demanding Noteholder is the record holder of any Notes, no verification procedures will be required. If the requesting party is not the record holder of any Notes and is instead a beneficial owner of Notes, the Indenture Trustee may require no more verification than a written certification from the Noteholder that it is a beneficial owner of a Note, together with at least one form of documentation such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or other similar document evidencing ownership of a Note, upon which the Indenture Trustee may conclusively rely.

If Noteholders of at least 5% of the outstanding principal amount of the Notes demand a vote within [90] days after the filing of the Form 10-D reporting the occurrence of the Delinquency Trigger, the Issuing Entity’s Form 10-D for the Collection Period in which the demand requirement was met will include a statement that sufficient Noteholders are requesting a full Noteholder vote to commence a review by the Asset Representations Reviewer. The Form 10-D will also specify the applicable voting procedures and will also specify the voting deadline that will be used to calculate whether the requisite amount of Noteholders have cast affirmative votes to direct the Asset Representations Reviewer to commence a review. Any beneficial owner of Notes may act through their respective DTC participants and the Form 10-D referenced in the prior sentence will include applicable voting procedures for any such beneficial owner of Notes acting through a DTC participant. The vote will remain open until the 150th day after the filing of the Form 10-D reporting the occurrence of the Delinquency Trigger. Assuming a voting quorum of Noteholders holding at least 5% of the outstanding principal amount of the Notes is reached, if the Noteholders of a majority of the outstanding principal amount of the Notes that are voted vote to direct a review, the Indenture Trustee will notify the Asset Representations Reviewer and the Servicer to start the review. The Issuing Entity’s Form 10-D for the Collection Period in which the Asset Representations Reviewer received the notice to start the review will specify that the requisite Noteholders have directed the Asset Representations Reviewer to perform a review. If the requirements of the voting trigger are not met within these time periods, no asset representations review will occur for that occurrence of the Delinquency Trigger.

For the purpose of the voting described above, Notes held by the Sponsor or Servicer, or any affiliates thereof, are not included in the calculation of determining whether the Noteholders have elected to initiate a vote.

Asset Representations Review Process

The review will be performed on each lease that is 60 days or more delinquent at the end of the prior month (the “Review Leases”). Within 60 days of the receipt of a review notice, the Servicer will give the Asset Representations Reviewer access to the lease files and other information necessary for the review of all of the Review Leases. Upon receiving access to the review materials, the Asset Representations Reviewer will start its review of the Review Leases and complete its review within 60 days after receiving access to all review materials. The review period may be extended by up to an additional 30 days if the Asset Representations Reviewer detects missing review materials that are subsequently provided within the 60-day period or requires clarification of any review materials or testing procedures. The review will consist of performing specific tests for each representation and each Review Lease and determining whether each test was passed or failed. If the Servicer notifies the Asset Representations Reviewer that a Review Lease was paid in full or reallocated from the Pool before the review report is delivered, the Asset Representations Reviewer will terminate the tests of that Review Lease and the review of that Review Lease will be considered complete.

The tests were designed by World Omni to determine whether a Review Lease was not in compliance with the representations made about it in the transaction documents at the relevant time, which is usually at origination of the lease or as of the [Initial][Actual] Cutoff Date or [Initial] Closing Date. There may be multiple tests for each representation. The review is not designed to determine why the lessee is delinquent or the creditworthiness of the lessee, either at the time of the review or at origination. The review is not designed to determine whether the lease was serviced in compliance with the Servicing Agreement after the [Initial][Actual] Cutoff Date. The review is not designed to establish cause, materiality or recourse for any failed test. The review is not designed to determine whether World Omni’s origination, underwriting and purchasing policies and procedures are adequate, reasonable or prudent.

Review Report

Within five days after completion of the review, the Asset Representations Reviewer will provide a report to the Issuing Entity, the Servicer and the Indenture Trustee on the test results for each Review Lease and each representation, including any Review Lease for which the tests were considered complete and the related reason. The Asset Representations Reviewer is not responsible for determining whether noncompliance with any representation is a breach of the transaction documents or if any lease is required to be reallocated. The Servicer will investigate any findings of non-compliance contained in any report of the Asset Representations Reviewer and any reallocation request received from the Indenture Trustee, any Noteholder or any other party to any of the transaction documents and make a determination regarding whether any such non-compliance constitutes a breach of any representation or warranty requiring that a reallocation payment or a reallocation of any lease is required.  If the Servicer determines that a breach has occurred, it will provide notice to Auto Lease Finance LLC that it is obligated to pay the reallocation payment or reallocate the lease pursuant to the Exchange Note Sale Agreement.  The Exchange Note Sale Agreement requires that any breach of the representations and warranties must materially and adversely affect the lease before Auto Lease Finance LLC would be required to make a reallocation payment or reallocate the lease.

On receipt of the report, the review fee will be paid to the Asset Representations Reviewer by [the Servicer, and to the extent not paid by the Servicer, according to the priority of payments as described under “Description of the Transaction Documents—Distributions on the Securities.”] A summary of the report of the asset representations review, including a description of each test that failed, will be included in the Form 10-D for the Issuing Entity in the next month.

For more information about the Asset Representations Reviewer, see “The Asset Representations Reviewer.”

Periodic Reports

The Depositor will file a Form 10-D for the Issuing Entity with the SEC within 15 days after each Payment Date which will include the investor report for that Payment Date and the following information, if applicable:

•	a description of the events that triggered a review of the Review Leases by the Asset Representations

Reviewer during the prior month;

•	if the Asset Representations Reviewer delivered its review report during the prior month, a summary of the report; and

•	if the Asset Representations Reviewer resigned or was removed, replaced or substituted, or if a new Asset Representations Reviewer was appointed during the prior month, the identity and experience of the new Asset Representations Reviewer, the date the change occurred and the circumstances surrounding the change.

Dispute Resolution for Reallocation Requests

If a request is made for the reallocation of a lease due to a breach of a representation made about the leases and leased vehicles, and the reallocation is not resolved within 180 days after receipt by Auto Lease Finance LLC of notice of the reallocation request, the requesting party, including a Noteholder and any beneficial owner of Notes, will have the right to refer the matter, in its discretion, to either mediation (including non-binding arbitration) or binding third-party arbitration. This right is not a mechanism for requesting reallocation or other relief from losses resulting from changes in the credit quality of a lease or other market conditions. Auto Lease Finance LLC will not reallocate a lease with respect to which the related breach of a representation or warranty did not materially adversely affect the lease. If a lease is paid off, satisfied or reallocated, no demands to reallocate are permitted, and there is no further right to mediation or arbitration regarding that lease. None of the representations and warranties related to the leases relate to the performance of the leases or to any credit losses that may occur as a result of a default by the related lessee on the lease. Furthermore, the dispute resolution procedures described below apply only to the specific leases that are related to the dispute. Dispute resolution to resolve reallocation requests will be available regardless of whether the Noteholders voted to direct an asset representations review or whether the Delinquency Trigger occurred. However, if the lease subject to a reallocation request was part of an asset representations review and the findings and conclusions of the Asset Representations Reviewer state that no tests were failed for the lease, the reallocation request for the lease will be deemed to be resolved.

The requesting party must start the mediation (including non-binding arbitration) or arbitration proceeding according to the applicable rules of the mediation or arbitration organization within 90 days after the end of the 180-day period. The Administrator will direct the Indenture Trustee to, and the Indenture Trustee will, notify the requesting party at the end of the 180-day period if a reallocation demand is unresolved. Auto Lease Finance LLC must agree to participate in the selected resolution method.

A mediation or arbitration will be administered by [insert name of nationally-recognized alternative dispute resolution facilitator] using its mediation or arbitration rules in effect at the time of the proceeding. If [insert name of nationally-recognized alternative dispute resolution facilitator] no longer exists, or if its rules would no longer permit mediation or arbitration of the dispute, the matter will be administered by another nationally recognized mediation or arbitration organization selected by Auto Lease Finance LLC, using its relevant rules then in effect. However, if any rules of the mediation or arbitration organization are inconsistent with the procedures for the mediation or arbitration stated in the transaction documents, the procedures in the transaction documents will control. Any mediation or arbitration will be held in New York City at the offices of the mediator or arbitrator or, if mediation or arbitration in New York City at the offices of the mediator or arbitrator is unavailable, the mediator or arbitrator will select another location in a major metropolitan area in the continental United States. Any party or witness may appear by teleconference or video conference.

A single mediator or arbitrator will be selected by the mediation or arbitration organization from a list of neutrals maintained by it according to its mediation or arbitration rules then in effect. The mediator or arbitrator must be impartial, an attorney admitted to practice in the state of New York and have at least [15] years of experience in commercial litigation and, if possible, consumer finance or asset-backed securitization matters.

For a mediation, the proceeding will start within [15] days after the selection of the mediator and conclude within [30] days after the start of the mediation. The expenses of the mediation will be allocated among the parties as mutually agreed by the parties as part of the mediation. If the parties fail to agree at the completion of the mediation, the requesting party may refer the reallocation request to arbitration or court adjudication.

For an arbitration, the arbitrator will have the authority to schedule, hear and determine any motions, including dispositive and discovery motions, according to New York law, and will do so at the motion of any party. Discovery will be completed with [30] days of selection of the arbitrator and will be limited for each party to [two] witness depositions not to exceed five hours, [two] interrogatories, [one] document request and [one] request for admissions. However, the arbitrator may grant additional discovery on a showing of good cause that the additional discovery is reasonable and necessary. Briefs will be limited to no more than [ten] pages each, and will be limited to initial statements of the case, discovery motions and a pre-hearing brief. The evidentiary hearing on the merits will start no later than [60] days after the selection of the arbitrator and will proceed for no more than [six] consecutive Business Days with equal time allocated to each party for the presentation of direct evidence and cross examination. The arbitrator may allow additional time on a showing of good cause or due to unavoidable delays.

The arbitrator will make its final determination in writing no later than [90] days after its selection. The arbitrator will resolve the dispute according to the transaction documents, and may not modify or change the transaction documents in any way or award remedies not consistent with the transaction documents. The arbitrator will not have the power to award punitive or consequential damages. In its final determination, the arbitrator will determine and award the costs of the arbitration to the parties in its reasonable discretion. The final determination of the arbitrator will be final and non-appealable, except for actions to confirm or vacate the determination permitted under federal or state law, and may be entered and enforced in any court with jurisdiction over the parties and the matter. By selecting binding arbitration, the requesting party is giving up its right to sue in court, including the right to a trial by jury.

Auto Lease Finance LLC will not be required to produce personally identifiable customer information for purposes of any mediation or arbitration. Each party will agree to keep the details of the reallocation request and the dispute resolution confidential, except as required by law, regulatory requirement or court order.

DELINQUENCIES, REPOSSESSIONS AND NET LOSSES

Set forth below in the following tables is information concerning World Omni’s experience with respect to its entire portfolio of new Toyota closed-end leases, which includes leases owned by the Titling Trust. The dollar amount of the leases outstanding reflects World Omni’s book value.

We have not provided similar delinquency, repossession and net loss data on the leases allocated to the Reference Pool, because none of those leases was more than 30 days delinquent in payments as of the [Initial][Actual] Cutoff Date. See “The Leases—Characteristics of the Leases—Eligibility Criteria and Portfolio Characteristics” in this prospectus. [To be updated as necessary at time of transaction: Further, due to the COVID-19 pandemic and other market factors, the historical delinquency, repossession and net loss information included in the tables below since fiscal year 20[●] is unlikely to accurately predict the performance of World Omni’s portfolio of closed-end leases or particular pools of closed-end leases in the near future.]

[In recent years World Omni’s portfolio has experienced a decrease in vehicle turn-ins. Certain factors such as declines in and shortages of new vehicle availability as a result of disruptions in global supply chains and decrease in manufacturing capacity in certain industries, including those of auto manufacturers, may have contributed to higher than expected used car values during certain periods which may have influenced lessee decisions and vehicle return rates. In periods where average residual losses are lower (or average residual gains are higher), return rates tend to decrease, because in those periods lessees at the end of their term have a greater equity position if they purchase the vehicle rather than return it. Auction values remain variable, can be seasonal and can sometimes be subject to historically uncharacteristic volatility, such as the sharp increase in 20[●]. This sharp increase is primarily attributable to a supply chain constraint resulting in curtailed new vehicle production, fewer new vehicles available for sale and corresponding increased and substituted relative consumer demand for used vehicles. Used car values that exceed the Contract Residual Value of the lease may incentivize lessees to purchase or trade in the vehicle in lieu of turning it in. Higher than expected lease buyouts or trade ins to dealers may impact vehicle turn-in rates, or may result in prepayments on the leases which may impact the weighted average life of the Notes. In this regard, for more information, see “Prepayment and Yield Considerations—Weighted Average Life of the Securities.”]

The data presented in the following tables are for illustrative purposes only. Delinquency, repossession and loss experience may be influenced by a variety of economic, social and geographic conditions and other factors beyond World Omni’s control. There is no assurance that World Omni’s delinquency, repossession and loss experience with respect to its leases and the related leased vehicles in the future will be similar to that set forth below. The percentages in the tables below have not been adjusted to eliminate the effect of the growth of World Omni’s originated portfolio. Accordingly, the repossession and net loss percentages would be expected to be higher than those shown if a group of contracts were isolated for a period of time and the repossession and net loss data showed the activity only for that isolated group over the periods indicated.

Delinquency Experience

(Dollars in Thousands)

As of [●],
		20[●]		20[●]		20[●]		20[●]		20[●]
Dollar Amount of Lease Contracts Outstanding (1)	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]
Number of Lease Contracts Outstanding		[●]		[●]		[●]		[●]		[●]

	Unit	%	Unit	%	Unit	%	Unit	%	Unit	%
Number of Delinquent Lease Contracts(2)
31-60 Days	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]
61-90 Days	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]
91-120 Days	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]
121 Days or More	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]
Total 31 days or more(3)	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]

		$	%		$	%		$	%		$	%		$	%
Dollar Amount of Delinquent Lease Contracts(1)
31-60 Days	$	[●]	[●]	$	[●]	[●]	$	[●]	[●]	$	[●]	[●]	$	[●]	[●]
61-90 Days	$	[●]	[●]	$	[●]	[●]	$	[●]	[●]	$	[●]	[●]	$	[●]	[●]

As of [●],
		20[●]			20[●]			20[●]			20[●]			20[●]
91-120 Days	$	[●]	[●]	$	[●]	[●]	$	[●]	[●]	$	[●]	[●]	$	[●]	[●]
121 Days or More	$	[●]	[●]	$	[●]	[●]	$	[●]	[●]	$	[●]	[●]	$	[●]	[●]
Total 31 days or more(3)	$	[●]	[●]	$	[●]	[●]	$	[●]	[●]	$	[●]	[●]	$	[●]	[●]

(1)          The dollar amount of the leases outstanding represents the sum of (i) the present value of the remaining monthly payments payable under the leases and (ii) the present value of the Contract Residual Value of the leased vehicles. The present value calculation is based on the Lease Rate.

(2)          World Omni considers a payment to be past due or delinquent when a lessee owes more than the Delinquency Threshold Amount after the related due date. The period of delinquency is based on the number of days that more than the Delinquency Threshold Amount is contractually past due.

(3)          Balances and percentages may not add to total due to rounding.

[*Represents a value that is greater than zero (0.00%) but less than 0.005%.]

Net Credit (Gain)/Loss And Repossession Experience(1)

(Dollars in Thousands)

As of and For the [●] Months Ended [●],
		20[●]			20[●]			20[●]			20[●]			20[●]
Dollar Amount of Lease Contracts Outstanding(2)	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Dollar Amount of Average Lease Contracts Outstanding(2)(3)	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Number of Lease Contracts Outstanding		[●]			[●]			[●]			[●]			[●]
Average Number of Lease Contracts Outstanding(3)		[●]			[●]			[●]			[●]			[●]
Number of Repossessions		[●]			[●]			[●]			[●]			[●]
Number of Repossessions as a Percentage of the Average Number of Lease Contracts Outstanding		[●]	%		[●]	%		[●]	%		[●]	%		[●]	%
Charge-offs(4)(6)	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Recoveries(5)	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Net (Gains)/Loss	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Net (Gains)/Loss as a Percentage of Average Dollar Amount of Lease Contracts Outstanding[(7)]		[●]	%		[●]	%		[●]	%		[●]	%		[●]	%

(1)	For credit loss terminations, World Omni charges off the account balance of a lease upon the related vehicle’s sale date or at the time the account balance is deemed uncollectible under the Customary Servicing Practices. Gains or losses associated with the sale of off- lease inventory are recorded upon the vehicle sale date. Collections of end-of-term charges such as excess wear and use and excess mileage charges are credited when proceeds are received.
(2)	The dollar amount of the leases outstanding represents the sum of (i) the present value of the remaining monthly payments payable under the leases and (ii) the present value of the Contract Residual Value of the leased vehicles. The present value calculation is based on the Lease Rate.
(3)	Averages are computed by taking a simple average of the month end outstanding amounts for each period presented.
(4)	Charge–offs generally represent the total aggregate net outstanding balance of the lease contracts determined to be uncollectible in the period less proceeds from disposition of the related leased vehicles, other than recoveries described in Note (5).
(5)	Recoveries generally include the net amount received with respect to lease contracts previously charged off.
(6)	Net of subvention dollars. Subvention dollars refer to the dollar value of special marketing programs in the form of enhanced residual value offered and subsidized by Southeast Toyota Distributors, LLC or World Omni to the Lessee at the inception of the lease.
[(7)	Numbers have been annualized for any period less than one year.]

[*Represents a value that is greater than zero (0.00%) but less than 0.005%.]

Residual Value (Gain)/Loss Experience. Set forth below is information concerning residual value loss experience and return rates for [new] Toyota vehicles at termination. The residual value loss rates are indicated as the difference between the [ALG Residual Value] at origination and the actual amounts received for the off-lease vehicles. See “The Servicer, Sponsor and Administrator—Origination, Underwriting and Purchasing—Determination of Contract Residual Values” and “The Leases—Calculation of the Securitization Value” in this prospectus for a description of [ALG Residual Value,] TSRP and MRT.

Residual Value (Gain)/Loss Experience(1)

(Dollars in Thousands)

For the [●] Months Ended [●],
		20[●]			20[●]			20[●]			20[●]			20[●]
Total Number of Vehicles Scheduled to Terminate		[●]			[●]			[●]			[●]			[●]
Number of Vehicles Returned to World Omni (2)		[●]			[●]			[●]			[●]			[●]
Vehicles Returned to World Omni Ratio		[●]	%		[●]	%		[●]	%		[●]	%		[●]	%
Total [ALG Residual] on Vehicles Scheduled to Terminate(3)	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Total (Gain)/Loss on [ALG Residuals] on Vehicles Returned to World Omni (4)	$	([●]	)	$	([●]	)	$	([●]	)	$	([●]	)	$	([●]	)
Average (Gain)/Loss on [ALG Residuals] on Vehicles Returned to World Omni(5).	$	([●]	)	$	([●]	)	$	([●]	)	$	([●]	)	$	([●]	)
Total [ALG Residual] on Vehicles Returned to World Omni	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Total (Gain)/Loss on [ALG Residuals] on Vehicles Returned to World Omni as a Percentage of [ALG Residuals] of Returned Vehicles Sold by World Omni		([●]	)%		([●]	)%		([●]	)%		([●]	)%		([●]	)%
Total (Gain)/Loss on [ALG Residuals] on Vehicles Returned to World Omni as a Percentage of [ALG Residuals] of Vehicles Scheduled to Terminate		([●]	)%		([●]	)%		([●]	)%		([●]	)%		([●]	)%
Average Contract Residual Value Percentage of lesser of MRT or TSRP		[●]	%		[●]	%		[●]	%		[●]	%		[●]	%
Average [ALG Residual Percentage] of lesser of MRT or TSRP		[●]	%		[●]	%		[●]	%		[●]	%		[●]	%
Percentage Difference(6)		([●]	)%		([●]	)%		([●]	)%		([●]	)%		([●]	)%

[(1)	For credit loss terminations, World Omni charges off the account balance of a lease upon the related vehicle’s sale date or at the time the account balance is deemed uncollectible under the Customary Servicing Practices. Gains or losses associated with the sale of off-lease inventory are recorded upon the vehicle sale date. Collections of end-of-term charges such as excess wear and use and excess mileage charges are credited when proceeds are received.]
(2)	Excludes repossessions and vehicles in inventory. Includes lessee initiated early terminations and vehicles purchased by lessees or other parties for less than World Omni’s Contract Residual Value.
(3)	[ALG residual] is calculated as the [ALG residual] percentage multiplied by the lesser of TSRP or the MRT at the time of origination of the lease.
(4)	(Gain)/Loss calculated as the sum of (i) gross sales proceeds plus (ii) excess wear and use and excess mileage charges paid by lessees minus the [ALG Residual Value] at the time of origination of the lease.
(5)	Not stated in thousands.
(6)	Percentages may not total due to rounding.

[*Represents a value that is greater than zero (0.00%) but less than 0.005%.]

STATIC POOL INFORMATION

Appendix A to this prospectus sets forth in tabular [and graphical] format static pool information of the static pool performance of previous, recent securitizations of the Sponsor. All of the information is incorporated by reference into, and deemed to be part of, this prospectus and the registration statement to which this prospectus relates.

The characteristics of leases included in the static pool data discussed above, as well as the social, economic and other conditions existing at the time when those leases were originated and repaid, may vary materially from the characteristics of the leases in the securitized pool described in this prospectus and the social, economic and other conditions existing at the time when the leases in the securitized pool described in this prospectus were originated and those that will exist in the future when the leases in the securitized pool described in this prospectus are required to be repaid. There is no assurance that World Omni’s delinquency, loss and repossession and residual value experience with respect to the leases included in the securitized pool described in this prospectus will be similar to that described in Appendix A to this prospectus.

[Insert any specific terms showing material differences between the leases in the securitized pool described in this prospectus and the static pools.]

PREPAYMENT AND YIELD CONSIDERATIONS—WEIGHTED AVERAGE LIFE OF THE SECURITIES

The following information is provided solely to illustrate the effect of prepayments of the Units on the unpaid principal amounts of the Notes and the weighted average life of the Notes under the assumptions stated below, and is not a prediction of the prepayment rates that might actually be experienced with respect to the leases. The rate of payment of principal of the Notes will depend on the rate of payments on the related Units allocated to the Reference Pool (including scheduled monthly payments on and prepayments and liquidations of the leases) and losses on the Units, which cannot be predicted with certainty. [The weighted average life of the Notes will also be influenced by the ability of the [Depositor] to [cause subsequent Units to be allocated to the Reference Pool during the Pre-Funding Period][reinvest collections on the leases during the Revolving Period.] [In addition, the Notes will be prepaid in whole or in part at the end of the Pre-Funding Period, to the extent amounts in the Pre-Funding Account are not fully utilized to cause subsequent Units to be allocated to the Reference Pool. This mandatory prepayment will be applied to each class of Notes in accordance with the priorities with respect to distributions of principal described under “Description of the Notes—Payments of Principal”.] [In addition, the Notes may be prepaid in whole or in part at the end of the Revolving Period, to the extent amounts in the Accumulation Account are not fully utilized to cause subsequent Units to be allocated to the Reference Pool. This mandatory prepayment will be applied to each class of Notes in accordance with the priorities with respect to distributions of principal described under “Description of the Notes—Payments of Principal” below.]

The weighted average life of each Note is uncertain because it generally will be determined by the rate at which principal payments on the Exchange Note are made, which will be determined based on the rate at which the leases in the Reference Pool are paid and the rate at which returned or repossessed leased vehicles in the Reference Pool are sold. “Prepayments” on the leases will occur in the following circumstances:

•	Prepayments — proceeds may be received on the sale of leased vehicles because lessees may return or purchase their leased vehicles at any time after paying the money due under their leases, including in connection with an early termination.

•	Defaults — proceeds may be received on the sale of a leased vehicle following a default by the lessee, including rebates on cancelled service contracts, insurance and similar products financed over the term of the lease.

•	Early termination programs — proceeds may be received on the sale of leased vehicles returned by lessees participating in early termination programs.

•	Insurance proceeds — proceeds may be received from claims on any insurance policies covering the lessees, the leases or the leased vehicles.

•	Reallocation of leases and leased vehicles by Auto Lease Finance LLC— Auto Lease Finance LLC may be required to reallocate ineligible and other leases and leased vehicles from the Reference Pool as described in “The Leases—Representations and Warranties Relating to the Units—Representations, Warranties and Covenants.”

•	Reallocation of leases and leased vehicle by the Servicer — the Servicer may be required to reallocate leases and leased vehicles from the Reference Pool if the Servicer grants certain extensions as described under “The Servicer, Sponsor and Administrator —Servicing—Extensions of leases are not always associated with financial difficulties of the lessee.”

•	Exchange Note acceleration — proceeds may be received on the liquidation of the Reference Pool following an Exchange Note Default under the Collateral Agency Agreement and the Exchange Note Supplement.

•	Clean up call option — the Servicer will have the option to purchase the Exchange Note from the Issuing Entity following the last day of any Collection Period on which the aggregate outstanding principal amount of the Notes is less than or equal to [5]% of the initial aggregate outstanding principal amount of the Notes on the [Initial] Closing Date.

In World Omni’s experience, prepayments on its leases occur primarily when lessees decide to purchase or lease new vehicles, lessees participate in early termination programs, defaulted contracts are liquidated or insurance proceeds are received after a leased vehicle is determined to be a total loss.

The rate of prepayment on the leases may be influenced by a variety of economic, social and other factors, including the availability of competing lease programs and the conditions in the used motor vehicle market. In general, prepayments of leases will shorten the weighted average life of the Notes, which is the average amount of time during which each dollar of the principal amount or certificate balance, as applicable, of a security is outstanding. As the rate of payment of principal on (or the certificate balance of) the securities of any series will depend primarily on the rate of payment—including prepayments—of the related leases, the final payment of principal of (or the final distribution on) a class of a series of securities could occur significantly earlier than the applicable Final Scheduled Payment Date. If lease prepayments cause the principal of, or certificate balance on, the related class of securities to be paid earlier than anticipated, the related securityholders will bear the risk of being able to reinvest principal payments at interest rates at least equal to the applicable interest rate.

Historical levels of lease delinquencies and defaults, leased vehicle repossessions and losses and residual value losses are discussed under “Delinquencies, Repossessions and Net Losses.” World Omni can give no assurances that the leases will experience the same rate of prepayment or default as World Omni’s historical prepayment and default rates, or that the residual value loss experience of leased vehicles related to leases that are scheduled to reach their lease maturity dates will be the same as World Omni’s historical residual value loss experience for all of the leases in its portfolio. Further, due to the COVID-19 pandemic and other market factors, the historical delinquency, repossession and net loss information included in such section since fiscal year 2020 is unlikely to accurately predict the performance of World Omni’s portfolio of closed-end leases or particular pools of closed-end leases in the near future.

The effective yield on, and average life of, the Notes will depend upon, among other things, the amount of scheduled and unscheduled payments on or in respect of the related leases and related leased vehicles and the rate at which those payments are paid to the holders of the Notes. In the event of prepayments of the leases, related securityholders who receive those amounts may be unable to reinvest the related payments received on their Notes at yields as high as the related interest rate on the Notes. The timing of changes in the rate of prepayments on the leases and payments in respect of the related leased vehicles may also significantly affect an investor’s actual yield to maturity and the average life of the Notes. A substantial increase in the rate of payments on or in respect of the leases and related leased vehicles (including prepayments and liquidations of the leases) may shorten the final maturity of, and may significantly affect the yield on, the Notes.

The yield to an investor who purchases Notes in the secondary market at a price other than par will vary from the anticipated yield if the actual rate of prepayment on the leases is different than the rate the investor anticipated at the time it purchased those Notes.

In sum, the following factors will affect an investor’s expected yield:

•	the price the investor paid for the Notes;

•	the rate of prepayments, including losses, in respect of the leases and the related leased vehicles; and

•	the investor’s assumed reinvestment rate.

These factors do not operate independently, but are interrelated. For example, if the rate of prepayments on the leases and the related leased vehicles is slower than anticipated, the investor’s yield will be lower if interest rates exceed the investor’s expectations and higher if interest rates fall below the investor’s expectations. Conversely, if the rate of prepayments on or in respect of the leases and the related leased vehicles is faster than anticipated, the investor’s yield will be higher if interest rates exceed the investor’s expectations and lower if interest rates fall below the investor’s expectations.

In addition, any Notes outstanding will be paid in full if and when the Servicer elects to purchase the Exchange Note from the Issuing Entity on any related Payment Date when the aggregate Securitization Value is less than or equal to a threshold percentage of the initial aggregate Securitization Value, as identified in “Description of the Notes—Redemption Upon Optional Purchase.” Any Notes then outstanding at that time will be prepaid in whole at a redemption price equal to their unpaid principal amount plus accrued and unpaid interest.

Prepayments on motor vehicle leases may be measured by a prepayment standard or model. The prepayment model used in this prospectus is expressed in terms of percentages of “ABS,” which means a prepayment model that assumes a constant percentage of the original number of leases in the Pool prepay each month. The base prepayment assumption, which we refer to in this prospectus as the “100% Prepayment Assumption,” assumes that the original principal balance of the leases will prepay as follows:

•	In month one, prepayments will occur at [●]% ABS and increase by [●]% ABS each month until reaching [●]% ABS in the [●]th month of the life of the lease.

•	In month [●], prepayments will increase by [●]% ABS each month until reaching [●]% ABS in the [●]th month of the life of the lease.

•	In months [●] through [●], prepayments remain at [●]% ABS.

•	In month [●], prepayments decrease to [●]% ABS and remain at that level until the original outstanding principal balance of the contract has been paid in full.

No ABS rate purports to be a historical description of the prepayment experience or a prediction of the anticipated rate of prepayment of the leases. We cannot assure you that the leases will prepay at the levels of the Prepayment Assumption or at any other rate.

The tables below were prepared on the basis of certain assumptions, including that:

•	as of the [Initial][Actual] Cutoff Date, [●] months have elapsed since the inception of each lease;

•	all monthly payments are timely received and no lease is ever delinquent;

•	all monthly payments are made according to the schedule set forth in Appendix B to this prospectus;

•	each fiscal month of World Omni is equivalent to a calendar month;

•	no repurchase payment is required to be made by Auto Lease Finance LLC or the Servicer in respect of any lease included in the Reference Pool;

•	there are no losses in respect of the leases;

•	each lease payment is made on the [●]day of each calendar month starting [●]; [and no prepayments occur for the month of [●];]

•	payments on the Notes are made on the [15th] day of each month, whether or not that day is a Business Day;

•	[there are no termination payments due to the Issuing Entity or to the Swap Counterparty as a result of the termination of the interest rate protection agreement];

•	the servicing fee is [1.00]% per annum[, provided that, for the first Payment Date, the servicing fee will be based on 60 days];

•	[the administration fee payable to the Administrator with respect to a Collection Period is 1/12 of [0.05]% of the aggregate Securitization Value as of the first day of the related Collection Period[, provided that, for the first Payment Date, the administration fee will correspond to a two month initial Collection Period];][there is no administration fee;]

•	all prepayments on the leases are prepayments in full (and the residual values of the related leased vehicles are paid in full);

•	[if the aggregate initial principal amount of the Notes is $[●], the [Risk Retention] Reserve Account is funded [or funds are available for draw under the reserve account letter of credit] in an [aggregate] amount equal to $[●], and, if the aggregate initial principal amount of the Notes is $[●], the [Risk Retention] Reserve Account is funded [or funds are available for draw under the reserve account letter of credit] in an [aggregate] amount equal to $[●];]

•	[if the aggregate initial principal amount of the Notes is $[●], the aggregate Securitization Value as of the [Initial][Actual] Cutoff Date is $[●], and, if the aggregate initial principal amount of the Notes is $[●], the aggregate Securitization Value as of the [Initial][Actual] Cutoff Date is $[●];]

•	the [Initial] Closing Date (the “[Initial] Closing Date”) is assumed to be [●];

•	[[If the aggregate initial principal amount of the Notes is $[●],] the Issuing Entity issues Class A-1 Notes with an initial principal amount of $[●] [(consisting of Class A-1a Notes with an initial principal amount of $[●] and Class A-1b Notes with an initial principal amount of $[●])], Class A-2 Notes with an initial principal amount of $[●] [(consisting of Class A-2a Notes with an initial principal amount of $[●] and Class A-2b Notes with an initial principal amount of $[●])], Class A-3 Notes with an initial principal amount of $[●] [(consisting of Class A-3a Notes with an initial principal amount of $[●] and Class A-3b Notes with an initial principal amount of $[●])], Class A-4 Notes with an initial principal amount of $[●] [(consisting of Class A-4a Notes with an initial principal amount of $[●] and Class A-4b Notes with an initial principal amount of $[●])][,] [and] [Class B Notes with an initial principal amount of $[●] [(consisting of Class Ba Notes with an initial principal amount of $[●] and Class Bb Notes with an initial principal amount of $[●])][,] [and] [Class C Notes with an initial principal amount of $[●] [(consisting of Class Ca Notes with an initial principal amount of $[●] and Class Cb Notes with an initial principal amount of $[●])][,] [and] [Class D Notes with an initial principal amount of $[●] [(consisting of Class Da Notes with an initial principal amount of $[●] and Class Db Notes with an initial principal amount of $[●])][,] [and] [Class E Notes with an initial principal amount of $[●] [(consisting of Class Ea Notes with an initial principal amount of $[●] and Class Eb Notes with an initial principal amount of $[●])] [and Class F Notes with an initial principal amount of $[●] [(consisting of Class Fa Notes with an initial principal amount of $[●] and Class Fb Notes with an initial principal amount of $[●])[,] [and if the aggregate initial principal amount of the Notes is $[●], the Issuing Entity issues Class A-1 Notes with an initial principal amount of $[●] [(consisting of Class A-1a Notes with an initial principal amount of $[●] and Class A-1b Notes with an initial principal amount of $[●])], Class A-2 Notes with an initial principal amount of $[●] [(consisting of Class A-2a Notes with an initial principal amount of $[●] and Class A-2b Notes with an initial principal amount of $[●])], Class A-3 Notes with an initial principal amount of $[●] [(consisting of Class A-3a Notes with an initial principal amount of $[●] and Class A-3b Notes with an initial principal amount of $[●])], Class A-4 Notes with an initial principal amount of $[●] [(consisting of Class A-4a Notes with an initial principal amount of $[●] and Class A-4b Notes with an initial principal amount of $[●])][,] [and] [Class B Notes with an initial principal amount of $[●] [(consisting of Class Ba Notes with an initial principal amount of $[●] and Class Bb Notes with an initial principal amount of $[●])][,] [and] [Class C Notes with an initial principal amount of $[●] [(consisting of Class Ca Notes with an initial principal amount of $[●] and Class Cb Notes with an initial principal amount of $[●])][,] [and] [Class D Notes with an initial principal amount of $[●] [(consisting of Class Da Notes with an initial principal amount of $[●] and Class Db Notes with an initial principal amount of $[●])][,] [and] [Class E Notes with an initial principal amount of $[●] [(consisting of Class Ea Notes with an initial principal amount of $[●] and Class Eb Notes with an initial principal amount of $[●])] [and Class F Notes with an initial principal amount of $[●] [(consisting of Class Fa Notes with an initial principal amount of $[●] and Class Fb Notes with an initial principal amount of $[●])];]

•	[the Issuing Entity will pay principal to the Class [●]-[●] Notes, pro rata between the Class [●]-[●]a Notes and the Class [●]-[●]b Notes, until they are paid in full];

•	interest accrues on the Class A-1[a/b] Notes at [●]% based on [an actual/360 day count][ a 30/360 day count], the Class A-2[a/b] Notes at [●]% based on [an actual/360 day count][ a 30/360 day count], the Class A-3[a/b] Notes at [●]% based on [an actual/360 day count][ a 30/360 day count], [the Class A-4[a/b] Notes at [●]% based on [an actual/360 day count][ a 30/360 day count][,] [and] the Class B[a/b] Notes at [●]% [an actual/360 day count][ a 30/360 day count] [and] the Class C[a/b] Notes at [●]% [an actual/360 day count][ a 30/360 day count][[,][and] the Class D[a/b] Notes at [●]% based on [an actual/360 day count][a 30/360 day count][,][and] the Class E[a/b] Notes at [●]% based on [an actual/360 day count][a 30/360 day count][,][and] the Class F Notes at [●]% based on [an actual/360 day count][a 30/360 day count];

•	[no Benchmark Transition Event has occurred;]

•	the Initial Note Value is equal to $[●] (using a [Statistical][Specified] Discount Rate of [●]%);

•	[following the Payment Date after which the aggregate principal amount of the Class [●] Notes is paid in full, total overcollateralization on the Exchange Note and the Notes will decrease to [●]% of the aggregate [initial] Securitization Value as of the [[Initial][Actual] Cutoff Date] [last day of the related Collection Period][.][; and]

•	[no amounts will be owed by the Issuing Entity to the Asset Representations Reviewer[.][; and]

•	[all payments are made as scheduled under the Interest Rate [Swaps][Caps]][.][;] [and]

•	[amounts on deposit in the Pre-Funding Account were fully applied to purchase subsequent Units on [●], 20[●][.] [;] [and]

•	[no Early Amortization Event occurs;][and]

•	[during the Revolving Period, the Issuing Entity invests all amounts available to cause additional Units to be allocated to the Reference Pool up to the Target Reinvestment Amount on each Payment Date, based on the [[Initial][Actual] Cutoff Date] of such Units being the beginning of the related month.]

No representation is made as to what the actual levels of losses and delinquencies on the leases will be. Because payments on the leases and the leased vehicles will differ from those used in preparing the following tables, distributions of principal of the Notes may be made earlier or later than as set forth in the tables. Investors are urged to make their investment decisions on a basis that includes their determination as to anticipated prepayment rates under a variety of the assumptions discussed herein.

The following tables set forth the percentages of the unpaid principal amount of each class of the Notes that would be outstanding after each of the dates shown, based on a rate equal to 0%, 50%, 75%, 100% and 125% of the prepayment assumption. As used in the table, “0% Prepayment Assumption” assumes no prepayments on a lease, “50% Prepayment Assumption” assumes that a lease will prepay at 50% of the prepayment assumption and so forth.

[With respect to the Class A-2 Notes, separate tables are presented for a minimum principal balance of $[●], a maximum principal balance of $[●] and a base case principal balance of $[●]. In the case of the Class A-3 Notes, separate tables are presented for a minimum principal balance of $[●], a maximum principal balance of $[●] and a base case principal balance of $[●]. The tables for the other classes of Notes were prepared using the base case principal balances of the Class A-2 Notes and the Class A-3 Notes.]

[The information included in the following tables represents forward-looking statements and involves risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The actual characteristics and performance of the leases will differ from the assumptions used in constructing the tables on pages [●] and [●]. The assumptions used are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under varying prepayment scenarios. For example, the Specified Discount Rate used to determine the Initial Note Value may be different from the Statistical Discount Rate and as a result the principal balance of the Notes issued may vary (although not by more than [5]%), thereby possibly affecting the prepayment speed of the Notes. Additionally, it is highly unlikely that the leases will prepay at a constant Prepayment Assumption until maturity or that all of the leases will prepay at the same Prepayment Assumption. Moreover, the diverse terms of leases could produce slower or faster principal distributions than indicated in the tables at the various Prepayment Assumptions specified. Any difference between such assumptions and the actual characteristics and performance of the leases will affect the percentages of initial balances outstanding over time and the weighted average lives of the Notes.]

Percentage of Class A-1[a/b] Note Balance Outstanding to Optional Purchase at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	125%
[Initial] Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life to Optional Purchase (years)(1)
Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class A-1[a/b] Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the [Initial] Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

Percentage of Class A-1[a/b] Note Balance Outstanding to Optional Purchase at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	125%
[Initial] Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life to Optional Purchase (years)(1)
Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class A-1[a/b] Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the [Initial] Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

Percentage of Class A-2[a/b] Note Balance Outstanding to Optional Purchase at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	125%
[Initial] Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life to Optional Purchase (years)(1)
Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class A-2[a/b] Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the [Initial] Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

[(2)]	The initial principal amount of the Class A-2 Notes may change but will be determined on or prior to the day of pricing of such Notes. The information provided above is based on the expected [minimum initial] [maximum initial] [base case] principal balance of the Class A-2 Notes. However, the actual initial principal amount of the Class A-2 Notes may be [greater] [less] [greater or less] than the [minimum] [maximum] [base case] shown, in which case the Weighted Average Lives may be different than those shown above.]

Percentage of Class A-2[a/b] Note Balance Outstanding to Optional Purchase at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	125%
[Initial] Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life to Optional Purchase (years)(1)
Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class A-2[a/b] Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the [Initial] Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

[(2)]	The initial principal amount of the Class A-2 Notes may change but will be determined on or prior to the day of pricing of such Notes. The information provided above is based on the expected [minimum initial] [maximum initial] [base case] principal balance of the Class A-2 Notes. However, the actual initial principal amount of the Class A-2 Notes may be [greater] [less] [greater or less] than the [minimum] [maximum] [base case] shown, in which case the Weighted Average Lives may be different than those shown above.]

Percentage of Class A-3[a/b] Note Balance Outstanding to Optional Purchase at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	125%
[Initial] Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life to Optional Purchase (years)(1)
Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class A-3[a/b] Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the [Initial] Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

[(2)]	[The initial principal amount of the Class A-3 Notes may change but will be determined on or prior to the day of pricing of such Notes. The information provided above is based on the expected [minimum initial] [maximum initial] [base case] principal balance of the Class A-3 Notes. However, the actual initial principal amount of the Class A-3 Notes may be [greater] [less] [greater or less] than the [minimum] [maximum] [base case] shown, in which case the Weighted Average Lives may be different than those shown above.]

Percentage of Class A-3[a/b] Note Balance Outstanding to Optional Purchase at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	125%
[Initial] Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life to Optional Purchase (years)(1)
Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class A-3[a/b] Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the [Initial] Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

[(2)]	[The initial principal amount of the Class A-3 Notes may change but will be determined on or prior to the day of pricing of such Notes. The information provided above is based on the expected [minimum initial] [maximum initial] [base case] principal balance of the Class A-3 Notes. However, the actual initial principal amount of the Class A-3 Notes may be [greater] [less] [greater or less] than the [minimum] [maximum] [base case] shown, in which case the Weighted Average Lives may be different than those shown above.]

Percentage of Class A-4[a/b] Note Balance Outstanding to Optional Purchase at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	125%
[Initial] Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life to Optional Purchase (years)(1)
Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class A-4[a/b] Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the [Initial] Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

Percentage of Class A-4[a/b] Note Balance Outstanding to Optional Purchase at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	125%
[Initial] Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life to Optional Purchase (years)(1)
Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class A-4[a/b] Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the [Initial] Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

[Percentage of Class B[a/b] Note Balance Outstanding to Optional Purchase at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	125%
[Initial] Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life to Optional Purchase (years)(1)
Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class B[a/b] Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the [Initial] Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

[Percentage of Class B[a/b] Note Balance Outstanding to Optional Purchase at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	125%
[Initial] Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life to Optional Purchase (years)(1)
Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class B[a/b] Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the [Initial] Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

[Percentage of Class C[a/b] Note Balance Outstanding to Optional Purchase at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	125%
[Initial] Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life to Optional Purchase (years)(1)
Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class C[a/b] Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the [Initial] Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

[Percentage of Class C[a/b] Note Balance Outstanding to Optional Purchase at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	125%
[Initial] Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life to Optional Purchase (years)(1)
Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class C[a/b] Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the [Initial] Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

[Percentage of Class D[a/b] Note Balance Outstanding to Optional Purchase at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	125%
[Initial] Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life to Optional Purchase (years)(1)
Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class D[a/b] Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the [Initial] Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

[Percentage of Class D[a/b] Note Balance Outstanding to Optional Purchase at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	125%
[Initial] Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life to Optional Purchase (years)(1)
Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class D[a/b] Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the [Initial] Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

[Percentage of Class E[a/b] Note Balance Outstanding to Optional Purchase at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	125%
[Initial] Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life to Optional Purchase (years)(1)
Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class E[a/b] Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the [Initial] Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

[Percentage of Class E[a/b] Note Balance Outstanding to Optional Purchase at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	125%
[Initial] Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life to Optional Purchase (years)(1)
Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class E[a/b] Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the [Initial] Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

[Percentage of Class F[a/b] Note Balance Outstanding to Optional Purchase at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	125%
[Initial] Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life to Optional Purchase (years)(1)
Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class F[a/b] Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the [Initial] Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

[Percentage of Class F[a/b] Note Balance Outstanding to Optional Purchase at Various Absolute Prepayment Model Percentages [if the Aggregate Initial Principal Amount of the Notes is $[●]]:

	Prepayment Assumption
Payment Date	0%	50%	75%	100%	125%
[Initial] Closing Date	100.00%	100.00%	100.00%	100.00%	100.00%
Weighted Average Life to Optional Purchase (years)(1)
Weighted Average Life to Maturity (years)(1)

(1)	The weighted average life of the Class F[a/b] Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the [Initial] Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

NOTE FACTORS AND OTHER INFORMATION

The note factor with respect to any class of Notes is a seven-digit decimal which the Servicer will compute each month indicating the outstanding principal amount of that class of Notes, as of the applicable Payment Date, as a fraction of the initial principal amount of that class of Notes. The note factor will be 1.0000000 as of the [Initial] Closing Date; thereafter, the note factor will decline to reflect reductions in the principal amount of the applicable class of Notes. Therefore, if you are a holder of Class A-1 Notes, your principal amount of the Class A-1 Notes outstanding is the product of (1) the original denomination of your Note and (2) the note factor.

Under the Indenture, the Indenture Trustee will receive and transmit to DTC and any successor clearing agency selected by the Administrator monthly reports from the Servicer (the “Servicer Certificate”) concerning the payments received on the leases, the note factors and various other items of information. DTC will supply these reports to Noteholders (other than the Depositor, if applicable) in accordance with its procedures. The Indenture Trustee will make available to the Noteholders of record during any calendar year information for tax reporting purposes not later than the latest date permitted by law. We refer you to “Description of the Transaction Documents—Indenture—Reports to Noteholders” in this prospectus.

USE OF PROCEEDS

The Depositor will use the net proceeds from the sale of the [Offered] Notes to (1) acquire the Exchange Note from Auto Lease Finance LLC, [(2)  purchase any interest rate protection agreement requiring up-front payments][,] [and] ([3]) fund the initial deposit into the [Risk Retention] Reserve Account [and ([4]) deposit $[●] into the Risk Retention Reserve Account][and the Class [●] Reserve Account] [(5) to deposit the Pre-Funding Account Initial Deposit into the Pre-Funding Account, (6) to deposit the Negative Carry Account Initial Deposit into the Negative Carry Account]. As discussed in “Certain Provisions of the Titling Trust Documents and Related Agreements—Closed-End Collateral Specified Interest, Reference Pools and Exchange Notes” in this prospectus, the Exchange Note issued by the Titling Trust will [replace indebtedness of the Titling Trust owed to an affiliate of the Titling Trust under a financing facility provided by such affiliate] [and represent the amount of any funds advanced by the Initial Beneficiary to the Titling Trust pursuant to the Collateral Agency Agreement.] Auto Lease Finance LLC will use the purchase price proceeds received from the Depositor to [pay to such affiliate the purchase price for any replaced indebtedness acquired from them by Auto Lease Finance LLC] [and to advance funds to the Titling Trustee pursuant to the Collateral Agency Agreement.] [Such affiliate will use such net proceeds to pay debt secured by the leases in the Pool prior to their reallocation to the Pool. Any such debt may be owed to the Indenture Trustee, the Owner Trustee or one or more of the underwriters or their affiliates or entities for which their affiliates act as Administrator or provide liquidity lines.] Auto Lease Finance LLC will use any remaining proceeds for general corporate purposes.

DESCRIPTION OF THE NOTES

The Notes will be issued under the terms of an Indenture (the “Indenture”) among the Issuing Entity, the Indenture Trustee and the Account Bank. We have filed forms of the Indenture and the Trust Agreement as exhibits to the registration statement, but the form agreements do not describe the specific terms of the Notes. A copy of the final form of the Indenture and the Trust Agreement will be filed with the SEC no later than the date of the filing of the final prospectus. This is a summary of the material terms of the Notes; it may not contain all the information that may be important to you. You should read the transaction documents in their entirety to understand their contents.

The [Offered] Notes will be issued in minimum denominations of $[1,000] and integral multiples of $[1,000] in excess thereof, and any Retained Notes will be issued in minimum denominations of $[2,000,000] and integral multiples of $[1,000] in excess thereof. The [Offered] Notes will be issued in book-entry form only, through DTC, Clearstream or Euroclear. Any Retained Notes will initially be issued in physical form only. For more information, read “Registration of the Notes—Book-Entry Registration” in this prospectus. Each class of Notes will evidence debt of the Issuing Entity secured by the trust assets. Neither the Notes nor the underlying leases will be guaranteed or insured by any governmental agency or instrumentality or any other person. Payments in respect of principal and interest of any class of Notes will be made on a pro rata basis among all the Noteholders of the class.

Payments of Interest

Interest on the principal amounts of the classes of the Notes will accrue at the Notes’ respective per annum interest rates and will be payable to the Noteholders monthly on each Payment Date, commencing [●]. Payments will be made to the Noteholders of record as of the Business Day immediately preceding such Payment Date or, if definitive Notes are issued, as of the last Business Day of the preceding month. Interest will accrue on the outstanding principal amount of the Notes as of the previous Payment Date at the applicable interest rate during the related interest accrual period, which is from and including the previous Payment Date to, but excluding, the current Payment Date. [On the Additional Class A-1 Payment Date, if any of the Class A-1 Notes remain outstanding, an amount equal to any accrued and unpaid interest on the Class A-1 Notes will be payable to the holders of the Class A-1 Notes.]

[The Class [●] Notes will not bear an interest rate.][The interest rate for the [Offered] Notes[Class [●] Notes] will be a fixed rate as set forth on the cover page of this prospectus.]

[NOTE: If Floating Rate Notes are offered, the applicable prospectus will disclose the terms of the specific Benchmark that will be used to determine interest payments for such Floating Rate Notes.] [NOTE: The actual Benchmark in any given transaction may also be a market rate other than as recommended by ARRC or referenced below.] [Interest on the Floating Rate Notes will be calculated based on [the applicable benchmark] plus the applicable spread set forth on the cover page of this prospectus. However, if the sum of [the applicable benchmark] plus the applicable spread is less than 0.00% for any interest accrual period, then the interest rate for the Floating Rate Notes for such interest accrual period will be deemed to be 0.00%.

[The “SOFR Rate” will be determined by the Administrator for each interest accrual period on the second U.S. Government Securities Business Day before the first day of such interest accrual period (“SOFR Adjustment Date”) as of 3:00 p.m. (New York time) on such U.S. Government Securities Business Day, at which time Compounded SOFR is published on the FRBNY’s Website (the “SOFR Determination Time”) (or, if the Benchmark is not SOFR, the time determined by the Administrator (on behalf of the Issuing Entity) after giving effect to the Benchmark Replacement Conforming Changes) (the “Reference Time”) and, except as provided below following a determination by the Administrator (on behalf of the Issuing Entity) that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, shall mean, with respect to the Floating Rate Notes as of any SOFR Adjustment Date, a rate equal to Compounded SOFR. However, the Administrator (on behalf of the Issuing Entity) will have the right, in its sole discretion, to make applicable SOFR Adjustment Conforming Changes. For the purposes of computing interest on the Notes the following terms will have the following respective meanings:

“Compounded SOFR” with respect to any U.S. Government Securities Business Day, shall mean:

(1) the applicable compounded average of SOFR for the Corresponding Tenor of 30 days as published on such U.S. Government Securities Business Day at the SOFR Determination Time; or

(2) if the rate specified in (1) above does not so appear, the applicable compounded average of SOFR for the Corresponding Tenor as published in respect of the first preceding U.S. Government Securities Business Day for which such rate appeared on the FRBNY’s Website.

The specific Compounded SOFR rate is referred to by its tenor. For example, “30-day Average SOFR” refers to the compounded average SOFR over a rolling 30-calendar day period as published on the FRBNY’s Website.

“FRBNY’s Website” shall mean the website of the FRBNY, currently at https://www.newyorkfed.org/markets/reference-rates/sofr-averages-and-index or at such other page as may replace such page on the FRBNY’s website.

“SOFR Adjustment Conforming Changes” shall mean, with respect to any SOFR Rate, any technical, administrative or operational changes (including changes to the interest accrual period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the Administrator (on behalf of the Issuing Entity) decides, from time to time, may be appropriate to adjust such SOFR Rate in a manner substantially consistent with or conforming to market practice (or, if the Administrator (on behalf of the Issuing Entity) decides that adoption of any portion of such market practice is not administratively feasible or if the Administrator (on behalf of the Issuing Entity) determines that no market practice exists, in such other manner as the Administrator (on behalf of the Issuing Entity) determines is reasonably necessary).

“U.S. Government Securities Business Day” shall mean any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

All percentages resulting from any calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards (e.g., 9.8765445% (or 0.098765445) would be rounded to 9.87655% (or 0.0987655)), and all dollar amounts used in or resulting from that calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upwards).

Notwithstanding the foregoing, if the Administrator (on behalf of the Issuing Entity) determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the determination of the then-current Benchmark, the Benchmark Replacement determined by the Administrator (on behalf of the Issuing Entity) will replace the then-current Benchmark for all purposes relating to the Notes in respect of such determination on such date and all such determinations on all subsequent dates. In connection with the implementation of a Benchmark Replacement, the Administrator (on behalf of the Issuing Entity), in its sole discretion, will have the right to make Benchmark Replacement Conforming Changes from time to time.

The Administrator will deliver written notice (including by email) to each rating agency hired by the Sponsor to rate the Notes, the Indenture Trustee and the Servicer on any SOFR Adjustment Date if, as of the applicable Reference Time, the Administrator (on behalf of the Issuing Entity) has determined with respect to the related interest accrual period that there will be a change in the SOFR Rate or the terms related thereto since the immediately preceding SOFR Adjustment Date due to a determination by the Administrator (on behalf of the Issuing Entity) that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred. The determination of a Benchmark Replacement and the making of any Benchmark Replacement Conforming Changes will be given to the Indenture Trustee and the Servicer, and included in the Servicer Certificate. Notwithstanding anything in the trust documents to the contrary, upon the receipt of such notice by the rating agencies hired by the Sponsor to rate the Notes, the Indenture Trustee and the Servicer, and inclusion of such information in the Servicer Certificate, the relevant trust documents will be deemed to have been amended to reflect the new Unadjusted Benchmark Replacement, Benchmark Replacement Adjustment and/or Benchmark Replacement Conforming Changes without further compliance with the amendment provisions of the relevant trust documents.

Any determination, decision or election that may be made by the Issuing Entity in connection with a Benchmark Transition Event or a Benchmark Replacement as described above, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in the Issuing Entity’s sole discretion, and, notwithstanding anything to the contrary in the trust documents, will become effective without consent from any other party. None of the Issuing Entity, the Owner Trustee, the Administrative Agent, the Delaware Trustee, the Titling Trustee Agent, the Indenture Trustee, the Account Bank, the securities intermediary, the Administrator, the Sponsor, the Depositor, the Servicer, the Closed-End Collateral Agent or their respective affiliates will have any liability for any determination made by or on behalf of the Issuing Entity in connection with a Benchmark Transition Event or a Benchmark Replacement as described above, and each Noteholder, by its acceptance of a Note or a beneficial interest in a Note, will be deemed to waive and release any and all claims against the Issuing Entity, the Owner Trustee, the Administrative Agent, the Delaware Trustee, the Titling Trustee Agent, the Indenture Trustee, the Account Bank, the securities intermediary, the Administrator, the Sponsor, the Depositor, the Servicer, the Closed-End Collateral Agent or their respective affiliates relating to any such determinations.

With respect to a Benchmark Transition Event, the following terms will have the following respective meanings:

“Benchmark” means, initially, the SOFR Rate; provided that if the Administrator (on behalf of the Issuing Entity) determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the SOFR Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Administrator (on behalf of the Issuing Entity) as of the Benchmark Replacement Date;

(1) the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2) the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or

(3) the sum of: (a) the alternate rate of interest that has been selected by the Administrator (on behalf of the Issuing Entity) as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate securities at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the Administrator (on behalf of the Issuing Entity) as of the Benchmark Replacement Date:

(1) the spread adjustment (which may be a positive or negative value or zero), or method for calculating or determining such spread adjustment, that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2) if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or

(3) the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Administrator (on behalf of the Issuing Entity) giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate securities at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the interest accrual period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the Administrator (on behalf of the Issuing Entity) decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the Administrator (on behalf of the Issuing Entity) decides that adoption of any portion of such market practice is not administratively feasible or if the Administrator (on behalf of the Issuing Entity) determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the Administrator (on behalf of the Issuing Entity) determines is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1) a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(2) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Corresponding Tenor” means, with respect to a Benchmark Replacement, a tenor (including overnight) having approximately the same length (disregarding any business day adjustment) as the applicable tenor for the then-current Benchmark.

“ISDA Definitions” means the [●] ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark.

“ISDA Fallback Rate” shall mean the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Relevant Governmental Body” shall mean the Federal Reserve Board and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve Board and/or the FRBNY or any successor thereto.

“Unadjusted Benchmark Replacement” shall mean the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

None of the Owner Trustee, the Administrative Agent, the Delaware Trustee, the Tiling Trustee Agent or the Indenture Trustee will be under any obligation to (i) monitor, determine or verify the unavailability or cessation of the SOFR Rate (or other applicable Benchmark), or whether or when there has occurred, or to give notice to any other transaction party of the occurrence of, any Benchmark Transition Event or Benchmark Replacement Date, (ii) select, determine or designate any Benchmark Replacement, or other successor or replacement benchmark index, or whether any conditions to the designation of such a rate have been satisfied, (iii) select, determine or designate any Benchmark Replacement Adjustment, or other modifier to any replacement or successor index, or (iv) determine whether or what Benchmark Replacement Conforming Changes are necessary or advisable, if any, in connection with any of the foregoing. The foregoing obligations will be performed by the Administrator, on behalf of the Issuing Entity, pursuant to the Administration Agreement.

None of the Owner Trustee, the Administrative Agent, the Delaware Trustee, the Tiling Trustee Agent or the Indenture Trustee will be liable for any inability, failure or delay on its part to perform any of its duties set forth in the indenture as a result of the unavailability of the SOFR Rate (or other applicable Benchmark) and absence of a designated replacement Benchmark, including as a result of any inability, delay, error or inaccuracy on the part of any other party, including without limitation the Administrator or the Issuing Entity, in providing any direction, instruction, notice or information required or contemplated by the terms of the indenture and reasonably required for the performance of such duties. The Owner Trustee and the Indenture Trustee shall be entitled to rely conclusively upon any determination made, and any instruction, notice, officer’s certificate or other instrument or information provided by the Administrator, Servicer or Depositor without independent verification, investigation or inquiry of any kind by the Owner Trustee or the Indenture Trustee.

None of the Owner Trustee, the Administrative Agent, the Delaware Trustee, the Tiling Trustee Agent or the Indenture Trustee will have any liability for any interest rate published by any publication that is the source for determining the interest rates of the Notes, including but not limited to the FRBNY’s Website (or any successor source), for any rates compiled by the FRBNY or any successor thereto, or for any rates published on any publicly available source, or in any of the foregoing cases for any delay, error or inaccuracy in the publication of any such rates, or for any subsequent correction or adjustment thereto.]

Interest due on the Class A-1 Notes [and Floating Rate Notes] will be calculated on the basis of the actual number of days in the related interest accrual period (which period will be from and including the previous Payment Date to but excluding the related Payment Date, except for the initial interest accrual period, which period will be from and including the [Initial] Closing Date to but excluding the initial Payment Date) and a 360-day year. This means that the interest due on the Class A-1 Notes [and the Floating Rate Notes] on each Payment Date will be the product of:

•	the aggregate outstanding principal amount of the Class A-1 Notes [or the Floating Rate Notes, as applicable];

•	the related interest rate; and

•	the actual number of days from and including the previous Payment Date (or, in the case of the initial Payment Date, [●], assuming a[n] [Initial] Closing Date of [●]) to but excluding the current Payment Date, divided by 360.

[[The Class [●] Notes will not bear an interest rate, and therefore interest will not accrue or be paid with respect to the Class [●] Notes.] Interest for a related period on each other class of the Notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months, which period will be from and including the [15th] day of the previous calendar month (or, for the initial interest accrual period, from and including the [Initial] Closing Date) to but excluding the [15th] day of the current calendar month. This means that the interest due on these classes of Notes on each Payment Date will be the product of:

•	the aggregate outstanding principal amount of the related class of Notes;

•	the related interest rate; and

•	30 (or, in the case of the initial Payment Date, [●], assuming a[n] [Initial] Closing Date of [●]) divided by 360.]

On each Payment Date, in accordance with the instructions of the Servicer (based on information contained in the related Servicer Certificate), the Indenture Trustee will, or will cause the Account Bank to, generally apply the Available Funds [and any withdrawals from the [Risk Retention] Reserve Account][and any draws on the reserve account letter of credit] to make interest payments on the Notes. We refer you to “Description of the Transaction Documents—Distributions on the Securities—Allocations and Distributions on the Securities” in this prospectus.

[Payments of interest on the Class A Notes will be subordinate to Monthly Swap Payment Amounts and equal in priority to Senior Swap Termination Payment Amounts, if any.][Other than on the Additional Class A-1 Payment Date,] interest payments on each class of the Class A Notes will have the same priority. Interest payments on the Class B Notes will be subordinated to the payment of interest on the Class A Notes[,] [[and] interest payments on the Class C Notes will be subordinated to the payment of interest on the Class A Notes and the Class B Notes][,] [[and] interest payments on the Class D Notes will be subordinated to the payment of interest on the Class A Notes, the Class B Notes and the Class C Notes][,] [[and] interest payments on the Class E Notes will be subordinated to the payment of interest on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes][,] [[and] interest payments on the Class F Notes will be subordinated to the payment of interest on the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes]. As described under “Description of the Transaction Documents—Distributions on the Securities—Allocations and Distributions on the Securities” in this prospectus, the Class A Notes will be entitled to receive specified payments of principal before payments of interest are made on the Class B Notes[[,] [and] the Class C Notes[,]] [[and] the Class D Notes [,]] [[and] the Class E Notes[,]] [[and] the Class F Notes][,]] [[and] the Class A Notes and the Class B Notes will be entitled to receive specified payments of principal before payments of interest are made on the Class C Notes]] [[,][and] the Class A Notes, the Class B Notes and the Class C Notes will be entitled to receive specified payments of principal before payments of interest are made on the Class D Notes][,]] [[and] the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes will be entitled to receive specified payments of principal before payments of interest are made on the Class E Notes]] [and the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes will be entitled to receive specified payments of principal before payments of interest are made on the Class F Notes]. In addition, in the event that the Notes are declared to be due and payable due to the occurrence of an Event of Default [resulting from the failure to make a payment on the Notes], unless such Event of Default has been waived or rescinded, no interest will be payable on the Class B Notes until all principal of and interest on the Class A Notes have been paid in full [[,][and] no interest will be payable on the Class C Notes until all principal of and interest on the Class A Notes and the Class B Notes have been paid in full] [[,][and] no interest will be payable on the Class D Notes until all principal of and interest on the Class A Notes, the Class B Notes and the Class C Notes have been paid in full] [[,][and] no interest will be payable on the Class E Notes until all principal of and interest on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have been paid in full] [and no interest will be payable on the Class F Notes until all principal of and interest on the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes have been paid in full.] Under some circumstances, the amount available for interest payments on the Notes could be less than the amount of interest payable on the Notes on any Payment Date. In this instance, each holder of Class A Notes will receive its ratable share—based upon the aggregate amount of interest due to the holders of all Class A Notes—of the aggregate amount available to be distributed in respect of interest on the Notes until interest on the Class A Notes has been paid in full and certain allocations of principal of the Class A Notes have been made [and then each holder of Class B Notes will receive its ratable share of any remaining amount available to be distributed in respect of interest on the Notes until interest on the Class B Notes has been paid in full[,] [[and] then each holder of Class C Notes will receive its ratable share of any remaining amount available to be distributed in respect of interest on the Notes until interest on the Class C Notes has been paid in full][,] [[and] then each holder of the Class D Notes will receive its ratable share of any remaining amounts available to be distributed in respect of interest on the Notes until interest on the Class D Notes has been paid in full][,] [[and] then each holder of the Class E Notes will receive its ratable share of any remaining amounts available to be distributed in respect of interest on the Notes until interest on the Class E Notes has been paid in full][,] [and then each holder of F Notes will receive its ratable share of any remaining amount available to be distributed in respect of interest on the Notes until interest on the Class F Notes has been paid in full]. The failure to pay interest when due on the Class B Notes will not be an Event of Default under the Indenture unless and until the Class A Notes have been paid in full][,] [[and] the failure to pay interest when due on the Class C Notes will not be an Event of Default under the Indenture unless and until the Class A Notes and the Class B Notes have been paid in full][,] [[and] the failure to pay interest when due on the Class D Notes will not be an Event of Default under the Indenture unless and until the Class A Notes, the Class B Notes and the Class C Notes have been paid in full][,] [[and] the failure to pay interest when due on the Class E Notes will not be an Event of Default under the Indenture unless and until the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes have been paid in full] [and the failure to pay interest when due on the Class F Notes will not be an Event of Default under the Indenture unless and until the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class F Notes have been paid in full].

[“Monthly Swap Payment Amount” means, with respect to any Payment Date, the amount, if any, payable by the trust under the interest rate protection agreement other than swap termination payment amounts.]

[“Senior Swap Termination Payment Amount” means, any Swap Termination Payment Amount other than a Subordinate Swap Termination Payment Amount. ]

[“Subordinate Swap Termination Payment Amount” means, any Swap Termination Payment Amount resulting from a termination where the Swap Counterparty is the defaulting party or the sole affected party (as defined in the interest rate protection agreement) other than terminations arising from a tax event or illegality (as defined in the interest rate protection agreement). ]

[“Swap Termination Payment Amount” means, any amount due to the Swap Counterparty from the Issuing Entity in respect of an early termination date of the interest rate protection agreement.]

Payments of Principal

[Revolving Period]

[Principal payments will not be made on the Notes during the Revolving Period. If an Early Amortization Event occurs, the Revolving Period will end and Noteholders will receive payments of principal earlier than expected. See “Description of the Transaction Documents—Revolving Period” in this prospectus.]

[Amortization Period]

On each Payment Date, in accordance with the instructions of the Servicer (based on information contained in the related Servicer Certificate), the Indenture Trustee will, or will cause the Account Bank to, remit principal payments to the Noteholders in an amount generally equal to the excess, if any, of:

•	the aggregate outstanding principal amount of the Notes as of the day immediately preceding that Payment Date, over

•	the aggregate Securitization Value as of the last day of the related Collection Period less [●]% of the aggregate [initial] Securitization Value as of the [[Initial][Actual] Cutoff Date] [last day of related Collection Period].

[Other than on the Additional Class A-1 Payment Date,] the Indenture Trustee generally will remit principal payments on the Notes from Available Funds, if any, remaining after the payment of the administration fee[, Monthly Swap Payment Amounts, Senior Swap Termination Payment Amounts] and interest on the Notes. We refer you to “Description of the Transaction Documents—Distributions on the Securities—Allocations and Distributions on the Securities” in this prospectus.

We refer to the calendar month immediately preceding each Payment Date as a “Collection Period.” The Collection Period for the initial Payment Date shall be from, but excluding, the [Initial][Actual] Cutoff Date to and including [●], 20[●]. A “Business Day” is a day other than a Saturday, a Sunday or a day on which banking institutions or trust companies in the State of New York, the State of Florida, the State of Delaware and the states in which the servicing offices of the Servicer are located or the state in which the corporate trust office of the Indenture Trustee is located are required or authorized by law, regulation or executive order to be closed.

[One][Two] Business Day[s] immediately preceding each Payment Date, the Servicer shall determine the amount in the Exchange Note Collection Account for the applicable Collection Period. On each Payment Date, from the amounts allocated to the holders of the Notes to pay principal described in clauses [(4)], [(6)], [(8)], [(10)], [(12)]

and [(14)] in “Description of the Transaction Documents—Distributions on the Securities—Allocations and Distributions on the Securities,” the Issuing Entity will pay principal of the Notes in the following order of priority:

[(1)] [to the Class A Notes, pro rata, based upon the respective unpaid principal amount of each such class of Notes until they are paid in full][to the Class A-1 Notes[, pro rata among any Class A-1a Notes and any Class A-1b Notes, as applicable,] until they are paid in full][to the holders of each class of the Notes, pro rata, based on the outstanding principal amount of each such class, until they are paid in full][; then][.]

[(2) to the holders of the other Class A Notes[, pro rata among any fixed rate tranche and any floating rate tranche of each such Class of Notes, as applicable], pro rata based upon their respective unpaid principal amounts, until they are paid in full][to the holders of the other Class A Notes[, pro rata among any fixed rate tranche and any floating rate tranche of each such Class of Notes, as applicable], sequentially until they are paid in full][; and then][.]]

[(2) to the Class A-2 Notes[, pro rata among any Class A-2a Notes and any Class A-2b Notes, as applicable] until they are paid in full][; and then][.]]

[(3) to the Class A-3 Notes[, pro rata among any Class A-3a Notes and any Class A-3b Notes, as applicable] until they are paid in full][; and then][.]]

[(4) to the Class A-4 Notes[, pro rata among any Class A-4a Notes and any Class A-4b Notes, as applicable] until they are paid in full][; and then][.]]

[(5) to the Class B Notes[, pro rata among any Class Ba Notes and any Class Bb Notes, as applicable] until they are paid in full][; and then][.]]

[(6) to the Class C Notes[, pro rata among any Class Ca Notes and any Class Cb Notes, as applicable] until they are paid in full][; and then][.]]

[(7) to the Class D Notes[, pro rata among any Class Da Notes and any Class Db Notes, as applicable] until they are paid in full][; and then][.]]

[(8) to the Class E Notes[, pro rata among any Class Ea Notes and any Class Eb Notes, as applicable] until they are paid in full][; and then][.]]

[(9) to the Class F Notes[, pro rata among any Class Fa Notes and any Class Fb Notes, as applicable] until they are paid in full.]

If the Notes are declared to be due and payable following the occurrence of an Event of Default, unless such Event of Default has been waived or rescinded, the Issuing Entity will pay principal of the Notes from funds allocated to the holders of the Notes in the following order of priority:

[(1)] [to the holders of the Class A Notes, pro rata, based upon the respective unpaid principal amount of each such class of Notes until they are paid in full;][to the holders of the Class A-1 Notes[, pro rata among any Class A-1a Notes and any Class A-1b Notes, as applicable,] until they are paid in full][to the holders of each class of the Notes, pro rata, based on the outstanding principal amount of each such class, until they are paid in full][; then][.]

[(2) [to the holders of the other Class A Notes[, pro rata among any fixed rate tranche and any floating rate tranche of each such Class of Notes, as applicable], pro rata, based upon their respective unpaid principal amounts, until they are paid in full][to the holders of the other Class A Notes[, pro rata among any fixed rate tranche and any floating rate tranche of each such Class of Notes, as applicable], sequentially until they are paid in full][; and then][.]]

[(2) to the holders of the Class B Notes[, pro rata among any Class Ba Notes and any Class Bb Notes, as applicable,] until they are paid in full][; and then][.]]

[(3) to the holders of the Class C Notes[, pro rata among any Class Ca Notes and any Class Cb Notes, as applicable,] until they are paid in full][; and then][.]]

[(4) to the holders of the Class D Notes[, pro rata among any Class Da Notes and any Class Db Notes, as applicable,] until they are paid in full[; and then][.]]

[(5) to the holders of the Class E Notes[, pro rata among any Class Ea Notes and any Class Eb Notes, as applicable,] until they are paid in full[; and then][.]]

[(6) to the holders of the Class F Notes[, pro rata among any Class Fa Notes and any Class Fb Notes, as applicable,] until they are paid in full.]

On the Final Scheduled Payment Date for a class of Notes, the principal amount of that class of Notes, to the extent not previously paid, will be due. The Final Scheduled Payment Dates for each class of Notes are as follows:

•	the principal amount of the Class A-1 Notes, to the extent not previously paid, will be due on the Payment Date of [●];

•	the principal amount of the Class A-2 Notes, to the extent not previously paid, will be due on the Payment Date of [●];

•	the principal amount of the Class A-3 Notes, to the extent not previously paid, will be due on the Payment Date of [●]; [and]

•	the principal amount of the Class A-4 Notes, to the extent not previously paid, will be due on the Payment Date of [●][; and]

•	[the principal amount of the Class B Notes, to the extent not previously paid, will be due on the Payment Date of [●]][.] [;and]

•	[the principal amount of the Class C Notes, to the extent not previously paid, will be due on the Payment Date of [●]][.] [;and]

•	[the principal amount of the Class D Notes, to the extent not previously paid, will be due on the Payment Date of [●]][.] [;and]

•	[the principal amount of the Class E Notes, to the extent not previously paid, will be due on the Payment Date of [●]][.] [;and]

•	[the principal amount of the Class F Notes, to the extent not previously paid, will be due on the Payment Date of [●].]

The actual date on which the aggregate outstanding principal amount of any class of Notes is paid in full may be earlier than the Final Scheduled Payment Date for that class. [On the Additional Class A-1 Payment Date, if any of the Class A-1 Notes remain outstanding, an amount equal to the outstanding amount of the Class A-1 Notes will be paid to the holders of the Class A-1 Notes.]

Redemption Upon Optional Purchase

The Servicer may, at its option, purchase the Exchange Note from the Issuing Entity on any Payment Date following the last day of any Collection Period on which the aggregate outstanding principal amount of the Notes is less than or equal to [5]% of the initial aggregate outstanding principal amount of the Notes on the [Initial] Closing Date. The purchase price for the Exchange Note will, as calculated by the Servicer, be equal to the aggregate of the unpaid principal balance of the Exchange Note plus accrued and unpaid interest as of such last day [plus all amounts owing to the Swap Counterparty under the interest rate protection agreement]. Exercise of this right to purchase the Exchange Note will result in the redemption of the Notes at a price equal to the aggregate outstanding principal amount of the Notes plus accrued and unpaid interest to but excluding the date of redemption. The Servicer or the Issuing Entity will notify the Indenture Trustee of an election to purchase the Exchange Note not later than the close of business on the first business day of the month in which the applicable redemption date occurs. Notice of redemption under the Indenture must be given by the Indenture Trustee not later than 10 days prior to the redemption date to each holder of Notes. In addition, the Servicer or the Issuing Entity will notify each rating agency hired by the Sponsor to rate the Notes upon redemption of the Notes. The final distribution to any Noteholder will be made only upon surrender and cancellation of each Noteholder’s Note at the office or agency of the Indenture Trustee specified in the notice of termination.

[Mandatory Prepayment]

[[At the end of the Pre-Funding Period, all or a portion of the Notes will be prepaid on the Payment Date immediately following the Collection Period in which the last day of the Pre-Funding Period occurs if and to the extent any amount remains on deposit in the Pre-Funding Account on that Payment Date, after giving effect to the allocation of all subsequent Units.] [At the end of a Revolving Period, all or a portion of the Notes will be prepaid if there are amounts on deposit in the Accumulation Account following the end of the Revolving Period, after giving effect to the allocation of all subsequent Units.] All mandatory prepayments will be made in accordance with the priorities described under “Description of the Notes—Payments of Principal” above.]

REGISTRATION OF THE NOTES

Book-Entry Registration

The [Offered] Notes will be available only in book-entry form except in the limited circumstances described below under “—Definitive Notes.” All book-entry Notes will be held by DTC, in the name of Cede & Co. as nominee of DTC. Noteholders’ interests in the [Offered] Notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC, including Clearstream and Euroclear. Investors may hold their Notes through DTC, Clearstream or Euroclear, which will hold positions on behalf of their customers or participants through their depositories, which in turn will hold positions in accounts as DTC participants.

The [Offered] Notes will be traded as home market instruments in both the U.S. domestic and European markets. Initial settlement and all secondary trades will settle in same-day funds. Noteholders electing to hold interests in the [Offered] Notes through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. Investors electing to hold global securities through Clearstream or Euroclear accounts will follow the settlement procedures applicable to conventional Eurobonds, except that there will be no temporary global notes and no “lock-up” or restricted period. Investors should review the procedures of DTC, Clearstream and Euroclear for clearing, settlement and withholding tax procedures applicable to their purchase of the [Offered] Notes.

Actions of Noteholders under the Indenture will be taken by DTC on instructions from its participants and payments, notices, reports and statements to be delivered to Noteholders will be delivered to DTC or its nominee as the registered holder of the book-entry Notes for distribution to the Noteholders according to DTC’s rules and procedures.

Noteholders may experience delays in receiving payments since distribution will initially be made to DTC and must be transferred through the chain of intermediaries to the beneficial owner’s account. The ability of a Noteholder to pledge Notes to persons or entities that do not participate in the DTC system, or otherwise take actions with respect to the [Offered] Notes, may be limited due to the lack of a physical Note.

None of the Sponsor, the Depositor, the Issuing Entity, the Administrator, the Servicer, the Indenture Trustee, the Owner Trustee or the Note Registrar will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the [Offered] Notes held by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests in the [Offered] Notes.

Definitive Notes

The [Offered] Notes will be issued in fully registered, certificated form as definitive securities to the securityholders of the Notes or their nominees, only if:

•	the Administrator advises the Indenture Trustee in writing that DTC is no longer willing or able to properly discharge its responsibilities as depository with respect to the [Offered] Notes, and the Administrator is unable to locate a qualified successor; or

•	the Administrator at its option advises the Indenture Trustee, in writing, that it elects to terminate the book-entry system through DTC; or

•	after the occurrence of an Event of Default under the Indenture, securityholders representing at least a majority of the outstanding principal amount of the Notes, voting together as a single class, advise the Indenture Trustee through DTC in writing that the continuation of a book-entry system through DTC or its successor is no longer in the securityholders’ best interest.

•	Upon the occurrence of any event described in the immediately preceding paragraph, the Indenture Trustee will be required to notify all the Noteholders through participants of the availability of definitive securities. Upon surrender to the Indenture Trustee by DTC of the definitive notes representing the [Offered] Notes and receipt of instructions for re-registration, the Indenture Trustee will reissue the [Offered] Notes as definitive securities to the Noteholders.

Distributions of principal of, and interest on, the [Offered] Notes will thereafter be made by the Indenture Trustee in accordance with the procedures set forth in this prospectus, and as described in the Indenture, Exchange Note Sale Agreement, Exchange Note Transfer Agreement, Servicing Agreement or Trust Agreement directly to holders of definitive Notes in whose names the definitive Notes were registered at the close of business on the applicable record date.

The distributions will be made by check or wire transfer to the address or designated account of the holder as it appears on the register maintained by the Note Registrar or by other means to the extent provided in the Indenture. The final payment or distribution on any Note, however, will be made only upon presentation and surrender of such Note at the office or agency specified in the notice of final distribution to the applicable Noteholders.

Definitive securities in respect of the Notes will be transferable and exchangeable at the offices of the Indenture Trustee or Note Registrar named in a notice delivered to holders of the definitive Notes. No service charge will be imposed for any registration of transfer or exchange, but the Indenture Trustee or Issuing Entity or Note Registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

DESCRIPTION OF THE TRANSACTION DOCUMENTS

The following summary describes the material terms of the Titling Trust Documents and transaction documents, which consist of the Exchange Note Supplement, the Exchange Note Sale Agreement, the Exchange Note Transfer Agreement, the Servicing Agreement, the Indenture, the Trust Agreement and the Administration Agreement. We have filed forms of the transaction documents as exhibits to the registration statement, but the form agreements do not describe the specific terms of the Notes. A copy of the final forms of the transaction documents will be filed with the SEC no later than the date of the filing of the final prospectus. This is a summary of the material terms of the transaction documents; it does not contain all the information that may be important to you. You should read the transaction documents in their entirety to understand their contents.

On the [Initial] Closing Date, the Titling Trust will issue the Exchange Note to Auto Lease Finance LLC, the Initial Beneficiary, pursuant to the procedures outlined in “The Exchange Note” in this prospectus, and World Omni Auto Leasing LLC, the Depositor, will purchase from Auto Lease Finance LLC under the Exchange Note Sale Agreement, without recourse (other than to the extent described in “The Leases—Representations and Warranties Relating to the Units—Representations, Warranties and Covenants”), Auto Lease Finance LLC’s entire interest in the Exchange Note. At the time of issuance of the Notes, the Depositor will sell and assign to World Omni Automobile Lease Securitization Trust 20[●]-[●], the Issuing Entity, under the Exchange Note Transfer Agreement, without recourse, except as provided in the Exchange Note Transfer Agreement, its entire interest in the Exchange Note, assign to the Issuing Entity all of its rights under the Exchange Note Sale Agreement and deliver the Exchange Note to the Issuing Entity. The Owner Trustee will, concurrently with such sale and assignment, execute on behalf of the Issuing Entity, and the Indenture Trustee, upon receipt of an order from the Issuing Entity, will authenticate and deliver to the Depositor, the Notes and the Certificates in exchange for the Exchange Note. Immediately following the transfer of the Exchange Note to the Issuing Entity, the Issuing Entity will pledge its interest in the Issuing Entity Property, which includes the Exchange Note, to the Indenture Trustee as security for the Notes. Upon the execution of the transaction documents and the issuance of the Notes as described in this paragraph, the Indenture Trustee, on behalf of the related securityholders, will hold a first priority perfected security interest in the Exchange Note and all identifiable proceeds thereof.

Upon delivery to the Depositor of the Notes and Certificates, the Depositor will then sell the [Offered] Notes to the underwriters. We refer you to “Underwriting” in this prospectus.

[During the Pre-Funding Period, the [Depositor] will seek to cause subsequent Units with an aggregate Securitization Value equal to at least the Pre-Funding Account Initial Deposit to be allocated to the Reference Pool.] [During the Revolving Period, the [Depositor] may [also] seek to cause Units to be allocated to the Reference Pool on each Payment Date during the Revolving Period.] [The Initial Beneficiary][Auto Lease Finance LLC] may [allocate][cause] those additional Units to [be allocated to] the Reference Pool on substantially the same terms as under the Exchange Note Sale Agreement on the [Initial] Closing Date.]

Reallocation [and Substitution] Obligations

In the Exchange Note Sale Agreement, Auto Lease Finance LLC will make certain representations and warranties, including that each lease complies with all requirements of law in all material respects. If certain of such representations and warranties prove to be incorrect with respect to any lease, the result has certain material adverse effects and the breach is not timely corrected or cured, such Unit will be transferred out of the Reference Pool and Auto Lease Finance LLC will be required under the Exchange Note Sale Agreement to deposit an amount equal to the repurchase payment in respect of the lease into the Exchange Note Collection Account [or, in its sole discretion, Auto Lease Finance LLC may elect to substitute such Unit, and allocate a new Unit to such Reference Pool]. See “The Leases—Representations and Warranties Relating to the Units—Representations, Warranties and Covenants” in this prospectus.

Accounts

The Servicer will establish and maintain, on behalf of the related securityholders, with the [Indenture Trustee][Account Bank] and in the name of the Issuing Entity, one or more accounts, which shall include the Trust Collection Account, the [Risk Retention] Reserve Account [,][and] the Principal Distribution Account[, [the Pre-Funding Account][the Negative Carry Account][the Class [●] Reserve Account][[and] the Accumulation Account]]

(the “Trust Accounts”), bearing a designation clearly indicating that funds deposited therein are held for the benefit of the related securityholders.

The Servicer will establish and maintain an Exchange Note collection account (the “Exchange Note Collection Account”) in the name of the Closed-End Collateral Agent on behalf of the Exchange Noteholder. Within two Business Days of receipt and identification of funds related to the leases in the Reference Pool, the Servicer will deposit collections into the Exchange Note Collection Account. Notwithstanding the foregoing requirement, for so long as the three conditions listed below are satisfied, World Omni need not deposit collections into the Exchange Note Collection Account on the day indicated in the preceding sentence but may use for its own benefit all of those collections until the Business Day immediately preceding the Payment Date (whether or not such funds will be distributed to the Exchange Noteholder, retained in the Exchange Note Collection Account or deposited in another account on such Payment Date), at which time World Omni will make the deposits in an amount equal to the net amount of the deposits and withdrawals which would have been made had the conditions of this sentence not applied.

The three conditions that must be satisfied are as follows:

•	World Omni remains the Servicer under the Servicing Agreement;

•	no default by the Servicer has occurred and is continuing; and

•	World Omni’s unsecured debt obligations rating by any rating agency hired by the Sponsor to rate the Notes is acceptable to such rating agency.

The Administrative Agent will deposit amounts released from the Exchange Note Collection Account for distribution to the Exchange Noteholder, which distribution will be deposited into the “Trust Collection Account.” The Servicer, on behalf of the Noteholders, will establish and maintain with the [Indenture Trustee][Account Bank] and in the name of the Issuing Entity, the Trust Collection Account bearing a designation clearly indicating that funds deposited therein are held for the benefit of the Noteholders. The Indenture Trustee, in accordance with the instructions of the Servicer (based on information contained in the related Servicer Certificate), will, or will cause the Account Bank to, deposit amounts released from the Trust Collection Account and the [Risk Retention] Reserve Account [or drawn on the reserve account letter of credit] for distribution to Noteholders into an Eligible Account designated as the principal distribution account (the “Principal Distribution Account”). The Servicer, on behalf of the Noteholders, will establish and maintain with the [Indenture Trustee][Account Bank] and in the name of the Issuing Entity, the Principal Distribution Account bearing a designation clearly indicating that funds deposited therein are held for the benefit of the Noteholders. The Indenture Trustee, in accordance with the instructions of the Servicer (based on information contained in the related Servicer Certificate), will, or will cause the Account Bank to, make distributions to the Noteholders from the Principal Distribution Account as described under “—Distributions on the Securities—Allocations and Distributions on the Securities” below.

So long as no Event of Default shall have occurred and be continuing, funds in the Trust Accounts will be invested in eligible investments upon direction from the Administrator. Absent such direction, such funds will be invested or remain uninvested in accordance with the indenture. Eligible investments are generally limited to investments acceptable to the rating agencies hired by the Sponsor to rate the securities as being consistent with the rating of the Notes. [In addition, funds in the [Risk Retention] Reserve Account may only be invested in eligible investments that satisfy the requirements of Regulation RR.] In addition, eligible investments must generally be high quality, highly liquid, short-term investments that mature before the related Payment Date. No such investment will be sold prior to maturity. Thus, the amount of cash in any Trust Account at any time may be less than the balance of the Trust Account. If required withdrawals from any Trust Account exceed the amount of cash in the Trust Account, a temporary shortfall in the amounts distributed to the related securityholders could result. The average life of the securities could then increase. The Indenture Trustee will, or will cause the Account Bank to, deposit investment earnings on funds in the Trust Accounts in the Trust Collection Account. Eligible investments may be purchased by or through an affiliate of the Indenture Trustee or the Account Bank.

The Trust Accounts may be maintained as either (“Eligible Accounts”):

•	a segregated account with an Eligible Institution; or

•	a segregated trust account with an Eligible Trust Account Institution.

“Eligible Institution” means a depository institution or trust company (which may be the Owner Trustee, the Indenture Trustee or any of their respective affiliates) organized under the laws of the United States of America or any one of the states thereof or the District of Columbia (or any domestic branch of a foreign bank), (i) which has either (A) an issuer credit rating of “[●]” or better by Fitch and “[●]” or better by [●], (B) a short-term unsecured debt rating or deposit rating of “[●]” or better by Fitch and “[●]” or better by [●] or (C) such other rating that is acceptable to each rating agency hired by the Sponsor to rate the Notes and (ii) whose deposits are insured by the FDIC.

“Eligible Trust Account Institution” means the corporate trust department of a depository institution organized under the laws of the United States of America or any one of the states thereof or the District of Columbia (or any domestic branch of a foreign bank), having corporate trust powers and acting as trustee for funds deposited in such account, so long as such depository institution has either a (i) an issuer credit rating of “[●]” or better by Fitch and “[●]” or better by [●], (ii) a short-term unsecured debt rating or deposit rating of “[●]” or better by Fitch and “[●]” or better by [●] or (iii) such other rating that is acceptable to each rating agency hired by the Sponsor to rate the Notes. So long as such institution qualifies, the Eligible Trust Account Institution may be the Owner Trustee, the Indenture Trustee, the Account Bank or any of their respective affiliates.

The Depositor expects that the Trust Accounts will be maintained with the [Indenture Trustee][Account Bank] so long as it satisfies the requirements above.

The Servicing Agreement and the Servicing Supplement

Under the Base Servicing Agreement, the Servicer will manage the Titling Trust as agent for, and subject to the supervision, direction and control of, the Titling Trust and Closed-End Collateral Agent. The obligations of the Servicer include, among other things, acquiring vehicles and originating leases on behalf of the Titling Trust, collecting and posting payments, responding to inquiries of lessees, investigating delinquencies, sending payment statements to lessees, disposing of returned vehicles, commencing legal proceedings to enforce leases and servicing the leases, including accounting for collections, remitting to the appropriate taxing authority all sales and use, monthly rental receipts, personal property and ad valorem taxes collected by it from the obligors with respect to the leases and vehicles in accordance with its customary credit and collection policies, collecting and remitting state and local taxes relating to the leases and vehicles and, to the extent required by law, delivering to each holder of an Exchange Note information for the preparation of the holder’s U.S. federal income tax returns. In this regard, the Servicer will make reasonable efforts to collect all amounts due on or in respect of the leases. The Servicer will apply for and maintain all licenses and make all filings required to be held or filed by the Titling Trust in connection with the ownership of Units and to take all necessary steps to evidence the Titling Trust’s ownership on the certificates of title to the leased vehicles. The Servicer will be obligated to service the leases in accordance with the customary servicing practices of the Servicer with respect to the Units held by the Titling Trust, without regard to whether those Units have been allocated into a Reference Pool, as those practices may be changed from time to time (the “Customary Servicing Practices”), using the same degree of skill and attention that the Servicer exercises with respect to all comparable retail automotive leases that it services for itself or others.

The Servicer will be responsible for filing all periodic sales and use tax or property tax reports, periodic renewals of licenses and permits, periodic renewals of qualifications to act as a statutory trust and a business trust and other governmental filings, registrations or approvals arising with respect to or required of the Titling Trust.

The Servicer will also enter into the Servicing Supplement with respect to the Reference Pool related to the Notes. As holder and pledgee of the Exchange Note, the Issuing Entity and the Indenture Trustee, respectively, will be third-party beneficiaries of the Servicing Supplement. The Servicing Supplement will require the Servicer to collect and post payments with respect to the related Reference Pool to the Exchange Note Collection Account.

Custody of Lease Documents and Certificates of Title

To reduce administrative costs and facilitate servicing of the leases, the Titling Trust and the Closed-End Collateral Agent have appointed the Servicer as their agent and bailee of the leases, the certificates of title relating to the leased vehicles and any other related items that from time to time come into possession of the Servicer (or, with respect to leases represented by an electronic lease contract, the control of the Servicer, on behalf of the Titling Trust and the Closed-End Collateral Agent). Such documents will not be physically segregated from other leases, certificates of title or other documents related to other leases and vehicles owned or serviced by the Servicer. The Servicer may delegate specific custodian duties to sub-contractors who are in the business of performing those duties. (For example, the Servicer may hire a third-party to hold original certificates of title for vehicles that it services.) The accounting records and certain computer systems of Auto Lease Finance LLC will reflect the allocation of the Units to the related Reference Pool. Upon instructions from the Closed-End Collateral Agent, the Servicer will release or cause to be released any certificate of title to the Closed-End Collateral Agent, at the place or places designated by the Closed-End Collateral Agent. [As part of each origination of a lease represented by a tangible lease contract, the original lease contract is scanned (typically by a third-party service provider) into World Omni’s imaging system to facilitate access and record retention. World Omni has implemented controls to identify any new financial transactions that do not have an original lease contract in the imaged file.]

Sale and Disposition of Leased Vehicles

Under the Servicing Agreement for the Issuing Entity and in accordance with the Servicer’s Customary Servicing Practices, the Servicer on behalf of the Issuing Entity will use commercially reasonable efforts to enforce the provisions of the leases included in the Reference Pool and to repossess or otherwise take possession of the leased vehicle related to any lease included in the Reference Pool that may have terminated or expired or that the Servicer may have determined (in accordance with its Customary Servicing Practices) to be in default. See “The Servicer, Sponsor and Administrator” and “Additional Legal Aspects of the Leases and the Leased Vehicles—Repossession of Leased Vehicles.”

Insurance on Leased Vehicles

Each lease will require the related lessee to maintain in full force and effect during the related lease term a liability and physical damage insurance policy naming the Titling Trust as loss payee. See “The Servicer, Sponsor and Administrator—Underwriting Standards—Insurance” for more information regarding insurance requirements. The Servicer does not independently verify the existence of insurance with respect to any lease, and performs no ongoing verification of insurance coverage during the term of any lease.

Security Deposits

The Titling Trust’s rights related to the leases will include all rights under the leases to any refundable security deposits which may be paid by the lessees at the time the leases are originated. As part of its general servicing obligations, the Servicer will retain possession of each security deposit remitted by the lessees and will apply the proceeds of these security deposits in accordance with the terms of the leases, its Customary Servicing Practices and applicable law, including applying a security deposit in respect of any related lessee’s default or failure to pay all amounts required to be paid under the related lease or resulting from excess mileage or unreasonable wear to the related leased vehicle. However, in the event that any lease is written off by the Servicer in connection with its Customary Servicing Practices or, if earlier, the related leased vehicle is repossessed, the related security deposit will, to the extent provided by applicable law and that lease, constitute Liquidation Proceeds. On the Payment Date related to the Collection Period in which the security deposit becomes Liquidation Proceeds, the Servicer will deposit those amounts in accordance with the provision summarized in “The Servicer, Sponsor and Administrator—Like Kind Exchange Program” in this prospectus. The Titling Trust may not have an interest in the security deposits that is enforceable against third parties until they are deposited into the Exchange Note Collection Account. Each security deposit, after deduction for amounts applied towards the payment of any amount resulting from the related lessee’s default or failure to pay any amounts required to be paid under that lease or damage to the related leased vehicle, will be returned to the related lessee by the Servicer; provided, however, that the Servicer may retain a security deposit (including any interest thereon) until the related lessee has repaid all other charges owed under that lease. Unless required by applicable law, the Servicer will not be required to segregate security deposits from its own funds. Any income earned from any investment on the security deposits by the Servicer will be for the account of the Servicer as additional servicing compensation (to the extent permitted by law and the applicable lease, and to the extent investment earnings are not required to be paid to the applicable lessee).

Servicing Compensation

The servicing fee payable to the Servicer with respect to a Collection Period will be 1/12 of [1.00]% of the aggregate Securitization Value as of the first day of the related Collection Period. With respect to the initial Payment Date, the servicing fee will be based on the aggregate Securitization Value as of the [Initial][Actual] Cutoff Date. The servicing fee payable to the Servicer on the initial Payment Date with respect to the initial Collection Period will be pro-rated, however, to compensate for the initial Collection Period [not] being [longer than] one month. As long as World Omni believes that sufficient collections will be available from collections on one or more future Payment Dates to pay the servicing fee, World Omni may, as Servicer, elect to defer all or a portion of the servicing fee with respect to the related Collection Period, without interest. If World Omni elects to defer all of the servicing fee, the servicing fee for the related Collection Period will be deemed to equal zero for all purposes of the transaction documents.

The servicing fee in respect of a Collection Period, together with any portion of the servicing fee that remains unpaid from prior Payment Dates, will be paid to the Servicer on the related Payment Date out of collections before any amounts are made available to make payments to the Noteholders.

The Servicer will also collect and retain, as additional servicing compensation, any late fees, prepayment charges, and other administrative fees or similar charges allowed by applicable law with respect to the leases included in the Reference Pool. The Servicer will also be entitled to reimbursement from the Issuing Entity for certain liabilities.

Servicing of Defaulted Leases

The Servicing Agreement provides that the Servicer is to exercise discretion, consistent with its customary servicing procedures and the terms of the Servicing Agreement, to service Defaulted Leases in a manner intended to maximize the Issuing Entity’s realization of Defaulted Leases. The Servicing Agreement provides the Servicer with complete discretion to choose to sell, or not to sell, any of the Defaulted Leases.

Evidence as to Compliance

Annually, the Servicer will make available to the Issuing Entity, the rating agencies hired by the Sponsor to rate the Notes and the Indenture Trustee, an officer’s certificate stating that to the best of such officer’s knowledge the Servicer has complied with the servicing criteria set forth in the relevant SEC regulations for asset-backed securities transactions, including Item 1122 of Regulation AB, throughout the preceding twelve months or such shorter period as shall have elapsed since the [Initial] Closing Date. If there has been a default in the fulfillment of any of these obligations, the officer’s certificate will describe the default. The Servicer also will agree to give the Indenture Trustee notice of defaults by the Servicer under the Servicing Agreement.

The Servicer will also furnish to the Depositor, the Indenture Trustee and the rating agencies hired by the Sponsor to rate the related securities, a statement from a firm of independent public accountants that attests to, and reports on, the assessment made by the Servicer of compliance with the specified servicing criteria described above, during the preceding twelve months, relating to the servicing of leases.

Securityholders may obtain copies of the statements and certificates by written request addressed to the Indenture Trustee.

Noteholder Communication

A beneficial owner of Notes may send a written request to the Issuing Entity or to the Servicer, on behalf of the Issuing Entity, stating that such beneficial owner is interested in communicating with other beneficial owners of Notes about the possible exercise of rights under the transaction documents. A beneficial owner of Notes should send its request to [add address for receipt of written requests]. The requesting beneficial owner must include in the request a description of the method by which other beneficial owners of Notes may contact the requesting beneficial owner. The Issuing Entity will promptly deliver any such request to the Servicer. On receipt of a communication request, the Servicer will include in the Form 10-D related to the Collection Period in which the communication request is received the following information:

•     a statement that the Issuing Entity received a communication request;

•     the date the request was received;

•     the name of the requesting beneficial owner of Notes;

•     a statement that the requesting beneficial owner of Notes is interested in communication with other beneficial owners of Notes about the possible exercise of rights under the transaction documents; and

•     a description of the method by which the other beneficial owners of Notes may contact the requesting beneficial owner of Notes.

The Servicer will bear any costs associated with including the above information in the Form 10-D. The beneficial owners of Notes will pay any costs associated with communicating with other beneficial owners, and no other transaction party, including the Issuing Entity, will be responsible for such costs. The beneficial owners of Notes will not be required to indemnify any transaction party, including the Issuing Entity, in connection with exercising the communication right described under this “—Noteholder Communication” heading.

In order to make a request or demand or to provide notice to the Issuing Entity, the Owner Trustee, the Indenture Trustee, the Depositor, the Sponsor or the Servicer under the transaction documents, the requesting party must either be a Noteholder of record or must provide a written certification stating that it is a beneficial owner of a Note, together with at least one form of documentation such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a Note, upon which the Indenture Trustee may conclusively rely.

Servicer Resignation, Servicer Liability and Servicer Indemnification

Neither the Servicer nor any of its directors, officers, employees or agents will be liable to the Issuing Entity or the securityholders for taking any action or for refraining from taking any action pursuant to the Base Servicing Agreement or Servicing Supplement, or for errors in judgment. This provision will not protect the Servicer or any of these persons against any liability imposed by reason of negligence, willful misconduct or bad faith. The Servicer is under no obligation to appear in, prosecute, or defend any legal action that is not incidental to its servicing responsibilities under the Base Servicing Agreement or Servicing Supplement and that, in its opinion, may cause it to incur any expense or liability.

The Servicer may not resign from its obligations and duties under the Base Servicing Agreement or Servicing Supplement unless it determines that its duties are no longer permissible under applicable law or regulations. No resignation will become effective until the Indenture Trustee or a successor Servicer has assumed the Servicer’s obligations and duties under the Base Servicing Agreement or Servicing Supplement. The Servicer may not assign the Base Servicing Agreement or Servicing Supplement or any of its rights, powers, duties or obligations under the Base Servicing Agreement or Servicing Supplement except as otherwise provided or except in connection with a permitted consolidation, merger, conveyance or transfer of its properties and assets.

Any entity into which the Servicer may be merged or consolidated, or any entity resulting from a merger or consolidation, or any entity succeeding to the business, property and assets of the Servicer will succeed the Servicer under the Base Servicing Agreement or Servicing Supplement.

Upon a termination of the Servicer under the Base Servicing Agreement, U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association) as Administrative Agent (so long as the Collateral Agency Agreement is in effect), and thereafter, the Titling Trust will select and appoint a successor Servicer to perform the outgoing Servicer’s duties and undertake its responsibilities and liabilities. The appointed successor Servicer must be an established institution with a net worth of at least $[50,000,000] whose regular business includes the servicing of automotive leases and the related leased vehicles. The successor Servicer will hold all the rights of the outgoing Servicer under the transaction documents and will receive compensation mutually agreed upon between the successor Servicer and the Administrative Agent. The successor Servicer shall receive compensation not to exceed that of the outgoing Servicer, but in no case will the Indenture Trustee be liable for any difference in compensation between the outgoing Servicer and the successor Servicer. No successor Servicer appointed in accordance with the transaction documents may resign from its duties unless the law prohibits it from continuing to perform such duties.

Upon the termination or resignation of the Servicer, the outgoing Servicer shall transfer all cash amounts that are to be held by the successor Servicer to the successor Servicer and shall provide the successor Servicer with all information regarding the lease files that is required for the proper servicing of the leases. All reasonable and documented costs, expenses and fees incurred in connection with the transfer of lease files to the successor Servicer under the provisions described in this paragraph will be paid by the outgoing Servicer. The Owner Trustee and the Indenture Trustee will provide prompt written notice of any resignation or termination of the Servicer to the Certificateholders and Noteholders, respectively, upon either occurrence.

Servicer Default

An “Exchange Note Servicer Default” under the transaction documents will include, among others:

•	any failure by the Servicer to deliver to the Administrative Agent any required proceeds or payment required to be delivered with respect to the Exchange Note, which failure continues unremedied for more than five Business Days after the earlier of notice from the Administrative Agent is received by the Servicer or an authorized officer of the Servicer obtains actual knowledge of such failure; provided, that if such delay in or failure of performance referred to in this clause is caused by Force Majeure, such five Business Day grace period shall be extended for an additional 60 days; and

•	any failure by the Servicer to duly observe or perform in any material respect any other covenant or agreement of the Servicer in the Servicing Agreement with respect to the Exchange Note which materially and adversely affects the rights of the Administrative Agent or the Exchange Noteholder and which continues unremedied for more than ninety days after notice of such failure is received by the Servicer from the Administrative Agent or the Exchange Noteholder; provided, that if such delay in or failure of performance referred to in this clause is caused by Force Majeure, such 90 day grace period shall be extended for an additional 60 days.

Upon the occurrence and continuation of any such event, the Servicer shall not be relieved from using commercially reasonable efforts to perform its obligations in a timely manner in accordance with the terms of the transaction documents and the Servicer shall provide the Indenture Trustee, the Issuing Entity, the Administrator, the Closed-End Collateral Agent and each rating agency hired by the Sponsor to rate the Notes prompt notice of such failure or delay by it, together with a description of its efforts to perform its obligations.

“Force Majeure” means any delay or failure in performance caused by acts beyond the Servicer’s, the Indenture Trustee’s or the Issuing Entity’s, as applicable, control, including acts of God, epidemics or pandemics, terrorism, geopolitical unrest or conflict, war, vandalism, sabotage, ransomware, accidents, fires, floods, hurricanes, tornados, civil unrest, strikes, labor disputes, mechanical or electronic breakdown, shortages or delays in obtaining suitable parts or equipment, material, labor, or transportation, acts of subcontractors, interruption of utility services, acts of any unit of government or governmental agency, or any similar or dissimilar cause.

Rights upon Exchange Noteholder Servicer Default

As long as an Exchange Note Servicer default under the Servicing Agreement remains unremedied, the Titling Trustee on behalf of the Exchange Noteholder with notice to the Servicer (who shall promptly provide such notice to the rating agencies hired by the Sponsor to rate the related securities), the Issuing Entity, the Indenture Trustee, the Closed-End Collateral Agent, the Titling Trust Administrator and the Administrator, may terminate all the rights and obligations of the Servicer, if any, under the Servicing Agreement and the Servicing Supplement whereupon a successor Servicer appointed by the Indenture Trustee, acting at the direction of the holders of not less than 66 2/3% of the outstanding securities or the Issuing Entity acting at the direction of the majority Certificateholders, as applicable.

Waiver of Past Defaults

The Administrative Agent may waive any default by the Servicer in the performance of its obligations under the transaction documents and its consequences. No waiver will impair the securityholders’ rights with respect to subsequent defaults.

Termination

The obligations of the Servicer, World Omni, and the Indenture Trustee pursuant to the transaction documents will terminate upon the earlier to occur of:

•	all amounts required to be paid to the securityholders pursuant to the transaction documents have been paid or set aside for payment; and

•	all monies or other property or proceeds of the Issuing Entity have been distributed in accordance with the transaction documents.

Any outstanding securities will be redeemed concurrently with the events specified above. The resulting distribution to the related securityholders of proceeds may affect the prepayment rate of the securities.

Distributions on the Exchange Note

Application of Collections on the Reference Pool

On each Payment Date, the Administrative Agent will, with respect to the Reference Pool, withdraw from the Exchange Note Collection Account an amount equal to the Exchange Note Collected Amounts for that Payment Date and apply those amounts in accordance with the following priorities:

(1) to the Servicer, the servicing fee for the related Collection Period to the extent that amount has not been paid from the collections in respect of that Reference Pool that have been retained by the Servicer pursuant to the Servicing Supplement;

(2) to the Trust Collection Account, the applicable due and unpaid interest on the Exchange Note;

(3) to the Trust Collection Account, (i) on any Payment Date other than a date on which that Exchange Note is redeemed pursuant to the provisions of the Collateral Agency Agreement (an “Exchange Note Redemption Date”), an amount of principal on the Exchange Note equal to an amount sufficient to reduce its principal balance to an amount equal to [●]% of the aggregate Securitization Value as of the end of the prior Collection Period, (ii) on an Exchange Note Redemption Date, an amount equal to the applicable amount specified in that Exchange Note Supplement to be paid on the Exchange Note Redemption Date (the “Exchange Note Redemption Price”) (to the extent that amount has not been paid pursuant to another provision of the Collateral Agency Agreement) or (iii) on and after the Final Scheduled Payment Date for the Exchange Note, any remaining amount necessary to reduce the Exchange Note balance on the Exchange Note to zero; provided, however, that after the occurrence and continuation of an Exchange Note Default and acceleration of the principal of the Exchange Note, to the Issuing Entity as Exchange Noteholder, to the extent necessary to reduce the outstanding principal balance of the Exchange Note to zero and to pay all accrued and unpaid interest on such Exchange Note;

(4) to the Trust Collection Account, an amount equal to the difference between the Available Funds and the amount required to be paid pursuant to clauses (1) through [(14)] in “—Allocations and Distributions on the Securities” on the related Payment Date (the “Trust Collection Account Shortfall Amount”); and

(5) all remaining funds, to be applied at the direction of the Initial Beneficiary to the Trust Collection Account.

Application of Collections on the Liquidation or Sale of the Exchange Note Assets

The application of collections on the liquidation or sale of the Exchange Note assets is subject to any limitations set forth in this prospectus in “The Servicer, Sponsor and Administrator—Like Kind Exchange Program.”

The proceeds of any liquidation or sale of the Exchange Note assets after an Exchange Note Default set forth in “Certain Provisions of the Titling Trust Documents and Related Agreements—Exchange Note Default” in this prospectus will be applied in accordance with the following priorities:

(1) to the Closed-End Collateral Agent any amounts due with respect to such Exchange Note or the related Reference Pool under the Servicing Agreement or the Exchange Note Supplement;

(2) to pay to the Administrative Agent any amounts due with respect to such Exchange Note or the related Reference Pool under the Servicing Agreement or the Exchange Note Supplement; and

(3) to make the payments described in clauses (1) through (5) in the section titled “—Application of Collections on the Reference Pool” with respect to such Reference Pool.

The following chart shows how payments from total collections are made on each Payment Date.

Lessees of Leased Vehicles
Payments on Leases
World Omni Financial Corp., as servicer
Purchasers of Relinquished Vehicles
Actual Net LKE Disposition Proceeds
Assigns its Rights In Deposition Contract Proceeds
Designated Qualified Intermediary Accounts
Total Servicing Fees
Payments on Units (other than Excluded Amounts) and Applied Payments Ahead
Amounts Equal to Net LKE Disposition Proceeds
Remaining Fund Shared Amounts
Lease Funding Account
20[_]-[_] Exchange Note Collection Account
Repurchase Amounts
Remaining Funds
Initial Beneficiary
Payments of Exchange Note Interest
Payments of Exchange Note Principal
Trust Collection Account Shortfall Amount
20[_]-[_]-A Trust Collection Account

Distributions on the Securities

Determination of Available Funds

The amount of funds available for distribution on a Payment Date will generally equal the Available Funds. “Available Funds” for a Payment Date and the related Collection Period will be an amount equal to the sum of the amounts deposited into the Trust Collection Account pursuant to the section titled “—Distributions on the Exchange Note—Application of Collections on the Reference Pool” above, any amounts paid by the Initial Beneficiary under the Exchange Note Sale Agreement for breaches of representations or warranties and any amounts paid by the Servicer in connection with post maturity term extensions or the exercise of its optional purchase of the Exchange Note [and the amount, if any, paid by the [Swap][Cap] Counterparty under the interest rate protection agreement].

Allocations and Distributions on the Securities

On or prior to the close of business on the day that is [one][two] Business Day[s] immediately preceding each Payment Date[, subject to the subordination provisions with respect to the Class B Notes[,] [[and] the Class C Notes][,] [[and] the Class D Notes][,] [[and] the Class E Notes] [and the Class F Notes] described in this prospectus], the Servicer will instruct the Indenture Trustee (based on information contained in the related Servicer Certificate) to make the following allocations and distributions on the related Payment Date, to the extent of the Available Funds, in the following order of priority, in each case, to the extent of any such funds remaining after application of such funds pursuant to prior clauses:

(1)            to the Administrator, the administration fee;

(2)            [pro rata (a) to the Swap Counterparty, the Monthly Swap Payment Amount [and (b) to the Asset Representations Reviewer, all fees, expenses and indemnities due to the Asset Representations Reviewer not previously paid by the Servicer, up to a maximum amount of $[●] per calendar year];]

(3)            [pro rata, (a)] to the holders of the Class A Notes for distribution in respect of interest on the Class A Notes as described under “—Payments to Noteholders,” the Class A Noteholders’ Interest Distributable Amount [and (b) to the Swap Counterparty, any Senior Swap Termination Payment Amounts];

(4)            [during the Revolving Period, reinvestments in additional Units and deposits into the Accumulation Account, as applicable, in the amount of the Parity Reinvestment Amount][during the Amortization Period,] [pro rata,] [to the holders of the [Class A] Notes for distribution in respect of principal of the Notes as described under “—Payments to Noteholders,” the Noteholders’ First Priority Principal Distributable Amount];

(5)            [to the holders of the Class B Notes for distribution in respect of interest on the Class B Notes as described under “—Payments to Noteholders,” the Class B Noteholders’ Interest Distributable Amount;]

(6)            [during the Revolving Period, reinvestments in additional Units and deposits into the Accumulation Account, as applicable, in the amount of the Parity Reinvestment Amount][during the Amortization Period,][to the holders of the Notes for distribution in respect of principal of the Notes as described under “—Payments to Noteholders,” the Noteholders’ Second Priority Principal Distributable Amount;]

(7)            [to the holders of the Class C Notes for distribution in respect of interest on the Class C Notes as described under “—Payments to Noteholders,” the Class C Noteholders’ Interest Distributable Amount;]

(8)            [during the Revolving Period, reinvestments in additional Units and deposits into the Accumulation Account, as applicable, in the amount of the Parity Reinvestment Amount][during the Amortization Period,] [to the holders of the Notes for distribution in respect of principal of the Notes as described under “—Payments to Noteholders,” the Noteholders’ Third Priority Principal Distributable Amount;]

(9)            [to the holders of the Class D Notes for distribution in respect of interest on the Class D Notes as described under “—Payments to Noteholders,” the Class D Noteholders’ Interest Distributable Amount;]

(10)            [during the Revolving Period, reinvestments in additional Units and deposits into the Accumulation Account, as applicable, in the amount of the Parity Reinvestment Amount][during the Amortization Period,] [to the holders of the Notes for distribution in respect of principal of the Notes as described under “—Payments to Noteholders,” the Noteholders’ Fourth Priority Principal Distributable Amount;]

(11)            [to the holders of the Class E Notes for distribution in respect of interest on the Class E Notes as described under “—Payments to Noteholders,” the Class E Noteholders’ Interest Distributable Amount;]

(12)            [during the Revolving Period, reinvestments in additional Units and deposits into the Accumulation Account, as applicable, in the amount of the Parity Reinvestment Amount][during the Amortization Period,] [to the holders of the Notes for distribution in respect of principal of the Notes as described under “—Payments to Noteholders,” the Noteholders’ Fifth Priority Principal Distributable Amount;]

(13)            [to the holders of the Class F Notes for distribution in respect of interest on the Class F Notes as described under “—Payments to Noteholders,” the Class F Noteholders’ Interest Distributable Amount;]

(14)            [during the Revolving Period, reinvestments in additional Units and deposits into the Accumulation Account, as applicable, in the amount of the Parity Reinvestment Amount][during the Amortization Period,] [to the holders of the Notes for distribution in respect of principal of the Notes as described under “—Payments to Noteholders,” the Noteholders’ Sixth Priority Principal Distributable Amount;]

(15)            to the [Risk Retention] Reserve Account, the amount, if any, necessary to fund the [Risk Retention] Reserve Account up to its [Risk Retention] Required Reserve Account Balance [and to reimburse the reserve account letter of credit bank for any unreimbursed draws];

(16)            [during the Revolving Period, to deposit into the Accumulation Account, an amount equal to the excess, if any, of the Target Reinvestment Amount over the amount deposited into the Accumulation Account pursuant to clause[s] (4) [[,][and] (6)] [[,][and] (8)] [[,][and] (10)] [and (14)]  above, which amount will be available for reinvestment in additional Units][during the Amortization Period] to the holders of the Notes for distribution in respect of principal of the Notes as described under “—Payments to Noteholders,” an amount equal to the Noteholders’ Regular Principal Distributable Amount;

(17)            [to the Swap Counterparty, any Subordinate Swap Termination Payment Amounts and any other amounts owed by the Issuing Entity to the Swap Counterparty pursuant to the interest rate protection agreements;][and]]

(18)            [during the Revolving Period, reinvestments in additional Units and deposits into the Accumulation Account, as applicable, in the amount of the Parity Reinvestment Amount][during the Amortization Period,] [(A) on any Payment Date prior to the Final Scheduled Payment Date for the Class [●] Notes, if the sum of (i) Available Funds remaining after payment of clauses (1) through (14) above and (ii) the remaining available balance in the Class [●] Reserve Account after payment of all amounts due pursuant to clause [(14)] above, is equal to or greater than the outstanding principal amount of the Class [●] Notes, principal of the Class [●] Notes in an amount equal to the outstanding principal amount of the Class [●] Notes, otherwise, in an amount equal to Available Funds remaining after payment of clauses (1) through [(15)] above; (B) on the Final Scheduled Payment Date for the Class [●] Notes, principal to the Class [●] Notes in an amount equal to the outstanding principal amount of the Class [●] Notes;][and]]

(19)            [to the Asset Representations Reviewer, all fees, expenses and indemnities due to the Asset Representations Reviewer to the extent not paid under clause (2) above;][and]

(20)            [to the Servicer, the servicing fee and all unpaid servicing fees with respect to prior Collection Periods; and]

(21)            the remainder, if any, as distributions to the Certificateholders.

In the event that the Available Funds for a Payment Date are not sufficient to make the full amount of the payments required pursuant to clauses (1) through [(14)] above on that Payment Date, in accordance with such instructions from the Servicer, the Indenture Trustee will, or will cause the Account Bank to, withdraw from the [Risk Retention] Reserve Account [or draw on the reserve account letter of credit] on that Payment Date an amount equal to that shortfall, to the extent of funds available therein, and pay that amount according to the priorities specified in clauses (1) through [(14)] above. [add for eligible horizontal cash reserve account: Amounts withdrawn from the [Risk Retention] Reserve Account will not be used to pay any fees or expenses of World Omni or its affiliates, including the Servicer and the Administrator.]

[On the Additional Class A-1 Payment Date, if the Class A-1 Notes remain outstanding, the Servicer will instruct the Indenture Trustee, to the extent of funds in the Trust Collection Account, to pay to the holders of the Class A-1 Notes an amount equal to the outstanding principal amount of and accrued and unpaid interest on the Class A-1 Notes. On the Additional Class A-1 Payment Date, if any of the Class A-1 Notes remain outstanding, funds in the [Risk Retention] Reserve Account [or draw on the reserve account letter of credit] will be available to cover shortfalls in the Trust Collection Account for payments on the Class A-1 Notes on such date.]

In the event that Notes are declared to be due and payable following the occurrence of an Event of Default under the Indenture unless such Event of Default has been waived or rescinded, Available Funds, after the deduction of servicing fees and unpaid servicing fees, paid to or retained by the Servicer, will be distributed in the following order of priority:

(1)            pro rata, (a) to the Indenture Trustee, all amounts unpaid and owed to the Indenture Trustee under the Indenture and (b) to the Owner Trustee, all amounts unpaid and owed to the Owner Trustee under the Trust Agreement;

(2)            to the Administrator, the administration fee;

(3)            [pro rata (a)] [to the Swap Counterparty, the Monthly Swap Payment Amount] [and (b) to the Asset Representations Reviewer, all fees, expenses and indemnities due to the Asset Representations Reviewer not previously paid by the Servicer];

(4)            [pro rata (a)] to the holders of the Class A Notes, pro rata among the Class A Notes, the aggregate accrued and unpaid interest on each class of the Class A Notes [and (b) to the Swap Counterparty, any Senior Swap Termination Payment Amounts];

(5)            [if the Notes have been declared to be due and payable as a result of occurrence of an Event of Default under the Indenture as a result of default in payment of any interest on or principal of any Note in accordance with the Indenture, and such Event of Default has not been waived or rescinded,][to the holders of the Class A Notes, pro rata, based upon the respective unpaid principal amount of each such class of Notes until they are paid in full][to the Class A-1 Notes[, pro rata among any Class A-1a Notes and any Class A-1b Notes, as applicable,] until they are paid in full][to the holders of each class of the Notes, pro rata, based on the outstanding principal amount of each such class, until they are paid in full];

(6)            [[if the Notes have been declared to be due and payable as a result of occurrence of an Event of Default under the Indenture as a result of default in payment of any interest on or principal of any Note in accordance with the Indenture, and such Event of Default has not been waived or rescinded,] [to the holders of the other Class A Notes[, pro rata among any fixed rate tranche and any floating rate tranche of each such Class of Notes, as applicable], pro rata, based upon their respective unpaid principal amounts, until they are paid in full][to the holders of the other Class A Notes[, pro rata among any fixed rate tranche and any floating rate tranche of each such Class of Notes, as applicable], sequentially until they are paid in full];]

(7)            [to the holders of the Class B Notes, the accrued and unpaid interest on the Class B Notes;]

(8)            [[if the Notes have been declared to be due and payable as a result of occurrence of an Event of Default under the Indenture as a result of default in payment of any interest on or principal of any Note in accordance with the Indenture, and such Event of Default has not been waived or rescinded,] to the holders of the Class B Notes[, pro rata among any Class Ba Notes and any Class Bb Notes, as applicable], the aggregate outstanding principal amount of the Class B Notes;]

(9)            [to the holders of the Class C Notes, the accrued and unpaid interest on the Class C Notes;]

(10)            [[if the Notes have been declared to be due and payable as a result of occurrence of an Event of Default under the Indenture as a result of default in payment of any interest on or principal of any Note in accordance with the Indenture, and such Event of Default has not been waived or rescinded,] to the holders of the Class C Notes[, pro rata among any Class Ca Notes and any Class Cb Notes, as applicable,] the aggregate outstanding principal amount of the Class C Notes;]

(11)            [to the holders of the Class D Notes, the accrued and unpaid interest on the Class D Notes;]

(12)            [[if the Notes have been declared to be due and payable as a result of occurrence of an Event of Default under the Indenture as a result of default in payment of any interest on or principal of any Note in accordance with the Indenture, and such Event of Default has not been waived or rescinded,] to the holders of the Class D Notes[, pro rata among any Class Da Notes and any Class Db Notes, as applicable,] the aggregate outstanding principal amount of the Class D Notes;]

(13)            [to the holders of the Class E Notes, the accrued and unpaid interest on the Class E Notes;]

(14)            [[if the Notes have been declared to be due and payable as a result of occurrence of an Event of Default under the Indenture as a result of default in payment of any interest on or principal of any Note in accordance with the Indenture, and such Event of Default has not been waived or rescinded,] to the holders of the Class E Notes[, pro rata among any Class Ea Notes and any Class Eb Notes, as applicable,] the aggregate outstanding principal amount of the Class E Notes;]

(15)            [to the holders of the Class F Notes, the accrued and unpaid interest on the Class F Notes;]

(16)            [to the holders of the Class F Notes[, pro rata among any Class Fa Notes and any Class Fb Notes, as applicable,] the aggregate outstanding principal amount of the Class F Notes;]

(17)            [to the Swap Counterparty, any Subordinate Swap Termination Payment Amounts;]

(18)            [(A) on any Payment Date prior to the Final Scheduled Payment Date for the Class [●] Notes, if the sum of (i) Available Funds remaining after payment of clauses (1) through (15) above and (ii) the remaining available balance in the Class [●] Reserve Account after payment of all amounts due pursuant to clause (15) above, is equal to or greater than the outstanding principal amount of the Class [●] Notes, principal of the Class [●] Notes in an amount equal to the outstanding principal amount of the Class [●] Notes, otherwise, in an amount equal to Available Funds remaining after payment of clauses (1) through [(16)] above, until paid in full;]

(19)            [to the reserve account letter of credit bank, any unreimbursed draws on the reserve account letter of credit]; [and]

(20)            [to the Servicer, the servicing fee and all unpaid servicing fees with respect to prior Collection Periods; and]

(21)            to the Certificateholders, any remaining amounts.

If the outstanding principal amount of any class of Notes remains greater than zero after application of clauses (1) through [(15)] above, in accordance with the instructions of the Servicer (based on information contained in the related Servicer Certificate), the Indenture Trustee will, or will cause the Account Bank to, apply funds from the [Risk Retention] Reserve Account [or drawn on the reserve account letter of credit] as a result of a payment default in the same order of priority as described above to repay the outstanding principal amount of each class of Notes in full. [add for eligible horizontal cash reserve account: Amounts withdrawn from the [Risk Retention] Reserve Account will not be used to pay any fees or expenses of World Omni or its affiliates, including the Servicer and the Administrator.]

Upon the distribution of any amounts to the Certificateholders, the Noteholders will not have any rights in, or claims to, these amounts.

The following chart shows how payments from total Available Funds are made on each Payment Date.

Total Available Funds
Acceleration Upon An Event of Default?
No
Yes
Administration Fee
[Pro rata] [Monthly Swap Payment Amount] [and Asset Representations Reviewer amounts, which are limited to $[__] per calendar year]
Class A Noteholders' Interest Distributable Amount
aggregate accrued and unpaid interest on each Class A Note
Senior Swap Termination Payment Amount
A-1 Interest
A-2 Interest
A-3 Interest
A-4 Interest
R
Noteholders' First Priority Principal Distributable Amount
A-F Note principal sequentially
[Class B Noteholders' Interest Distributable Amount]
[B Interest]
[Noteholders' Second Priority Principal Distributable Amount]
[A-F Note principal sequentially]
[Class C Noteholders' Interest Distributable Amount]
[C Interest]
[Noteholders' Third Priority Principal Distributable Amount]
[A-F Note principal sequentially]
[Class D Noteholders' Interest Distributable Amount]
[D Interest]
[Noteholders' Fourth Priority Principal Distributable Amount]
[A-F Note principal sequentially]
[Class E Noteholders' Interest Distributable Amount]
[E Interest]
[Noteholders' Fifth Priority Principal Distributable Amount]
[A-F Note principal sequentially]
[Class F Noteholders' Interest Distributable Amount]
[F Interest]
[Noteholders' Sixth Priority Principal Distributable Amount]
[A-F Note principal sequentially]
Reserve Account up to the Targeted Reserve Account Balance
Regular Principal Distributable Amount
[Subordinate Swap Termination Payment Amounts]
[Asset Representations Reviewer amounts exceeding cap]
Certificateholders
the remainder of Available Funds
(as it may be redeposited to the Collection Account on the written instruction of 100% of the Certificateholders)
Amounts owed to Indenture Trustee and Owner Trustee pro rata
Administration Fee
[Pro rata] [Monthly Swap Payment Amount] [and Asset Representations Reviewer amounts]
A-1 Interest
A-2 Interest
A-3 Interest
A-4 Interest
Senior Swap Termination Payment Amount
Event of Default due to the default in payment of interest or principal on notes?
No
Yes
aggregate accrued and unpaid interest on B Notes
[B Interest]
[aggregate accrued and unpaid interest on C Notes]
[C Interest]
[aggregate accrued and unpaid interest on D Notes]
[D Interest]
[aggregate accrued and unpaid interest on E Notes]
[E Interest]
[aggregate accrued and unpaid interest on F Notes]
[F Interest]
aggregate Outstanding Amount of each Class A Note
A-1 principal
A-2 principal
A-3 principal
A-4 principal
aggregate Outstanding Amount of the B Notes
B principal
[aggregate Outstanding Amount of the C Notes]
[C principal]
[aggregate Outstanding Amount of the D Notes]
[D principal]
[aggregate Outstanding Amount of the E Notes]
[E principal]
[aggregate Outstanding Amount of the F Notes]
[F principal]
A-1 principal
A-2 principal
A-3 principal
A-4 principal
[B Interest]
[aggregate accrued and unpaid interest on B Notes]
[B principal]
[aggregate Outstanding Amount of the B Notes]
[C Interest]
[aggregate accrued and unpaid interest on C Notes]
[C principal]
[aggregate Outstanding Amount of the C Notes]
[D Interest]
[aggregate accrued and unpaid interest on D Notes]
[D principal]
[aggregate Outstanding Amount of the D Notes]
[E Interest]
[aggregate accrued and unpaid interest on E Notes]
[E principal]
[aggregate Outstanding Amount of the E Notes]
[F Interest]
[aggregate accrued and unpaid interest on F Notes]
[F prinipcal]
[aggregate Outstanding Amount of the F Notes]
Subordinate Swap Termination Payment Amounts
Certificateholders, remaining balance
Notes
This chart provides only a simplified overview of the application of interest and principal collections (and other amounts). Please refer to the text of the Prospective Supplement for further description.
R represents amounts that may be withdrawn from the Reserve Account to cover any shortfalls thereon dotted lines connecting payments represent pro rata treatment

Payments to Noteholders

On each Payment Date:

•	all amounts allocated to the holders of the Class A Notes in respect of interest on the Class A Notes will be paid to the holders of the Class A Notes pro rata based upon the aggregate amount of interest due to the holders of such Class A Notes[;][.]

•	[all amounts allocated to the holders of the Class B Notes in respect of interest, if any, on the Class B Notes will be paid to the holders of the Class B Notes;] [and]

•	[all amounts allocated to the holders of the Class C Notes in respect of interest, if any, on the Class C Notes will be paid to the holders of the Class C Notes]; [and]

•	[all amounts allocated to the holders of the Class D Notes in respect of interest, if any, on the Class D Notes will be paid to the holders of the Class D Notes]; [and]

•	[all amounts allocated to the holders of the Class E Notes in respect of interest, if any, on the Class E Notes will be paid to the holders of the Class E Notes]; [and]

•	[all amounts allocated to the holders of the Class F Notes in respect of interest, if any, on the Class F Notes will be paid to the holders of the Class F Notes]; [and]

•	all amounts allocated to the holders of the Notes in respect of principal of the Notes will be paid[, during the Amortization Period,] to the holders of the Notes in the following order of priority:

•            [to the Class A Notes, pro rata, based upon the respective unpaid principal amount of each such class of Notes until they are paid in full][to the Class A-1 Notes[, pro rata among any Class A-1a Notes and any Class A-1b Notes, as applicable,] until they are paid in full][to the holders of each class of the Notes, pro rata, based on the outstanding principal amount of each such class, until they are paid in full][; then][.]

•            [to other Class A Notes[, pro rata among any fixed rate tranche and any floating rate tranche of each such Class of Notes, as applicable], pro rata based upon their respective unpaid principal amounts, until they are paid in full][to the holders of the other Class A Notes[, pro rata among any fixed rate tranche and any floating rate tranche of each such Class of Notes, as applicable], sequentially until they are paid in full][; and then][.]]

•            [to the Class A-2 Notes[, pro rata among any Class A-2a Notes and any Class A-2b Notes, as applicable,] until they are paid in full][; and then][.]]

•            [to the Class A-3 Notes[, pro rata among any Class A-3a Notes and any Class A-3b Notes, as applicable,] until they are paid in full][; and then][.]]

•            [to the Class A-4 Notes[, pro rata among any Class A-4a Notes and any Class A-4b Notes, as applicable,] until they are paid in full][; and then][.]]

•            [to the Class B Notes[, pro rata among any Class Ba Notes and any Class Bb Notes, as applicable,] until they are paid in full][; and then][.]]

•            [to the Class C Notes[, pro rata among any Class Ca Notes and any Class Cb Notes, as applicable,] until they are paid in full][; and then][.]]

•            [to the Class D Notes[, pro rata among any Class Da Notes and any Class Db Notes, as applicable,] until they are paid in full][; and then][.]]

•            [to the Class E Notes[, pro rata among any Class Ea Notes and any Class Eb Notes, as applicable,] until they are paid in full][; and then][.]]

•            [to the Class F Notes[, pro rata among any Class Fa Notes and any Class Fb Notes, as applicable,] until they are paid in full.]

[On the Additional Class A-1 Payment Date, all amounts allocated to the holders of the Class A-1 Notes in respect of interest on the Class A-1 Notes will be paid to the holders of the Class A-1 Notes pro rata based upon the aggregate amount of interest due to the holders of such Class A-1 Notes, and all amounts allocated to the holders of the Class A-1 Notes in respect of principal of the Class A-1 Notes will be paid to the holders of the Class A-1 Notes.]

In addition, on and after the Final Scheduled Payment Date for any class of Notes, if any principal amount remains outstanding, in accordance with the instructions of the Servicer (based on information contained in the related Servicer Certificate), the Indenture Trustee will, or will cause the Account Bank to, apply funds from the [Risk Retention] Reserve Account [or drawn on the reserve account letter of credit] to repay such class of Notes in full. [add for eligible horizontal cash reserve account: Amounts withdrawn from the [Risk Retention] Reserve Account will not be used to pay any fees or expenses of World Omni or its affiliates, including the Servicer and the Administrator.]

The Indenture Trustee will remit payments to holders of record of the Notes as of the close of business on the record date applicable to the Payment Date. The record date for a particular Payment Date generally will be the Business Day immediately preceding that Payment Date. If the Notes are issued in definitive form, the record date will be the Payment Date in the preceding month.

If the Notes are declared to be due and payable following the occurrence of an Event of Default, the Issuing Entity will pay principal of the Notes in the following order of priority:

•	[[to the holders of the Class A Notes, pro rata, based upon the respective unpaid principal amount of each such class of Notes until they are paid in full][to the holders of the Class A-1 Notes[, pro rata among any Class A-1a Notes and any Class A-1b Notes, as applicable,] until they are paid in full][to the holders of each class of the Notes, pro rata, based on the outstanding principal amount of each such class, until they are paid in full][; then][.]]

•	[[to the holders of the other Class A Notes[, pro rata among the fixed rate tranche and the floating rate tranche of each Class of such Class A Notes,] pro rata based upon their respective unpaid principal amounts until they are paid in full][to the holders of the other Class A Notes[, pro rata among the fixed rate tranche and the floating rate tranche of each Class of such Class A Notes,] sequentially until they are paid in full][; and then][.]]

•	[to the holders of the Class B Notes[, pro rata among any Class Ba Notes and any Class Bb Notes, as applicable,] until they are paid in full[; and then][.]]

•	[to the holders of the Class C Notes[, pro rata among any Class Ca Notes and any Class Cb Notes, as applicable,] until they are paid in full[; and then][.]]

•	[to the holders of the Class D Notes[, pro rata among any Class Da Notes and any Class Db Notes, as applicable,] until they are paid in full[; and then][.]]

•	[to the holders of the Class E Notes[, pro rata among any Class Ea Notes and any Class Eb Notes, as applicable,] until they are paid in full[; and then][.]]

•	[to the holders of the Class F Notes[, pro rata among any Class Fa Notes and any Class Fb Notes, as applicable,] until they are paid in full.]

[Risk Retention] Reserve Account

The Servicer, for the benefit of the Noteholders, will establish and maintain with the [Indenture Trustee][Account Bank] and [on behalf of the holders of the Notes] [in the name of and for the benefit of the Issuing Entity], the [Risk Retention] Reserve Account, bearing a designation clearly indicating that funds deposited therein are held for the benefit of the Noteholders [and the Issuing Entity]. The [Risk Retention] Reserve Account provides credit enhancement by adding an additional potential source of funds available to make payments on the Exchange Note. [If the aggregate initial principal amount of the Notes is $[●], on the [Initial] Closing Date, the Issuing Entity

will cause to be deposited into the [Risk Retention] Reserve Account cash or eligible investments [or available under the reserve account letter of credit] in an amount equal to at least approximately [●]% of the initial aggregate Securitization Value as of the [Initial][Actual] Cutoff Date. [Provided, that, with respect to any Payment Date after the date on which the aggregate principal amount of the Class [●] Notes is paid in full, the amount required to be on deposit in the [Risk Retention] Reserve Account [or available for draw under the reserve account letter of credit] will be reduced to equal [$[●]][[●]% of the [initial] aggregate Securitization Value as of the [[Initial][Actual] Cutoff Date][the last day of the related Collection Period]]. [If the aggregate initial principal amount of the Notes is $[●], on the [Initial] Closing Date, the Issuing Entity will cause to be deposited into the [Risk Retention] Reserve Account cash or eligible investments [or available under the reserve account letter of credit] in an amount equal to at least approximately [●]% of the initial aggregate Securitization Value as of the [Initial][Actual] Cutoff Date. [Provided, that, with respect to any Payment Date after the date on which the aggregate principal amount of the Class [●] Notes is paid in full, the amount required to be on deposit in the [Risk Retention] Reserve Account [or available for draw under the reserve account letter of credit] will be reduced to equal [$[●]][[●]% of the [initial] aggregate Securitization Value as of the [[Initial][Actual] Cutoff Date][the last day of the related Collection Period].] However, on or prior to the [Initial] Closing Date, the Depositor may, in its sole discretion, increase the amount of the [Risk Retention] Required Reserve Account Balance. In addition, the application of funds in clause [(15)] under “—Distributions on the Securities—Allocations and Distributions on the Securities” above is designed to maintain the amount on deposit in the [Risk Retention] Reserve Account [or available for draw under the reserve account letter of credit], if necessary, up to the [Risk Retention] Required Reserve Account Balance. The Administrative Agent will deposit investment earnings on funds in the [Risk Retention] Reserve Account, net of losses and investment expenses, into the Trust Collection Account.

On each Payment Date, in accordance with the instructions of the Servicer (based on information contained in the related Servicer Certificate), the Indenture Trustee will, or will cause the Account Bank to, withdraw funds from the [Risk Retention] Reserve Account [or draw on the reserve account letter of credit] and apply those funds to make the payments in clauses (1) through [(14)] of the first paragraph under “—Distributions on the Securities—Allocations and Distributions on the Securities” above that are not covered by collections. [On the Additional Class A-1 Payment Date, if the Class A-1 Notes remain outstanding, the Servicer will instruct the Indenture Trustee to withdraw funds from the [Risk Retention] Reserve Account [or the reserve account letter of credit] and apply those funds to make payments of unpaid principal of and accrued and unpaid interest on the Class A-1 Notes that are not covered by amounts in the Trust Collection Account.] In addition, on the Final Scheduled Payment Date for any class of Notes, if any principal amount remains outstanding, or, if the Notes are accelerated as a result of a payment default, in accordance with the instructions of the Servicer (based on information contained in the related Servicer Certificate), the Indenture Trustee will, or will cause the Account Bank to, apply funds from the [Risk Retention] Reserve Account [or reserve account letter of credit] to repay such class or classes of Notes in full. [add for eligible horizontal cash reserve account: Amounts withdrawn from the [Risk Retention] Reserve Account will not be used to pay any fees or expenses of World Omni or its affiliates, including the Servicer and the Administrator.]

On each Payment Date, in accordance with the instructions of the Servicer (based on information contained in the related Servicer Certificate), the Indenture Trustee will, or will cause the Account Bank to, deposit into the [Risk Retention] Reserve Account up to the [Risk Retention] Required Reserve Account Balance [and to reimburse the reserve account letter of credit bank for any unreimbursed draws], Available Funds remaining after payment of the items specified in clauses (1) through [(14)] under “—Distributions on the Securities—Allocations and Distributions on the Securities” above.

After the payment in full, [or the provision for such payment,] of all accrued and unpaid interest on the Notes, [and the final distribution on the Certificates,] in accordance with the instructions of the Servicer (based on information contained in the related Servicer Certificate), the Indenture Trustee will, or will cause the Account Bank to, distribute any remaining funds in the [Risk Retention] Reserve Account to the Certificateholder [Depositor].

The [Risk Retention] Reserve Account [and the reserve account letter of credit] is intended to enhance the likelihood of receipt by the Noteholders of the full amount of principal and interest due to each of them and to decrease the likelihood that the Noteholders will experience losses. However, in some circumstances, the [Risk Retention] Reserve Account [and the reserve account letter of credit] could be depleted. If the amount required to be withdrawn from the [Risk Retention] Reserve Account [or the reserve account letter of credit] to cover shortfalls exceeds the amount then allocated to the [Risk Retention] Reserve Account [or available for draw under the reserve account letter of credit], Noteholders could incur losses or a temporary shortfall in the amounts distributed to the Noteholders could result, which could, in turn, increase the average lives of or decrease the yield on the Notes.

[Class [●] Reserve Account

On the [Initial] Closing Date, the Servicer, solely for the benefit of the holders of the Class [●] Notes will cause to be established and maintained with the [Indenture Trustee][Account Bank] in the name of the Indenture Trustee on behalf of the holders of the Class [●] Notes, a reserve account bearing a designation clearly indicating that funds deposited therein are held for the benefit of the holders of the Class [●] Notes. Amounts on deposit in the Class [●] Reserve Account, if any, will be applied to make payments on the Class [●] Notes in accordance with the priority of payments to the extent those amounts remain unsatisfied after the application of collections and other Available Funds in accordance with the priority of payments.

The Class [●] Reserve Account provides credit enhancement solely to the Class [●] Notes by adding an additional potential source of funds available to make payments on the Class [●] Notes. Pursuant to the Indenture, the Issuing Entity will establish the Class [●] Reserve Account with the [Indenture Trustee][Account Bank].

The Class [●] Reserve Account will be funded by an initial deposit on the [Initial] Closing Date of $[●] (the “Class [●] Reserve Account Initial Deposit”) which, in each case, is equal to approximately [●]% of the [initial] aggregate Securitization Value as of the [[Initial][Actual] Cutoff Date][the last day of the related Collection Period]. The “Required Class [●] Reserve Account Balance” will equal [●]% of the [initial] aggregate Securitization Value as of the [[Initial][Actual] Cutoff Date][the last day of the related Collection Period]. Available Funds, to the extent available for this purpose, will be added to the Class [●] reserve account on each Payment Date, until the amount in the Class [●] Reserve Account equals the Required Class [●] Reserve Account Balance.

Amounts on deposit in the Class [●] Reserve Account [will][may] be invested in certain eligible investments that mature not later than the business day prior to the following Payment Date.

Amounts on deposit in the Class [●] Reserve Account will be withdrawn, to the extent necessary, (i) on each Payment Date, to fund any deficiencies in the payments of the Issuing Entity’s interest payments on the Class [●] Notes and (ii) on the Final Scheduled Payment Date for the Class [●] Notes, to fund any deficiencies in the payments of the Issuing Entity’s principal payments of the Class [●] Notes. On any Payment Date, if the sum of the remaining available balance in the Class [●] Reserve Account after payment of clause ([●]) under “—Distributions on the Securities—Allocations and Distributions on the Securities” and remaining Available Funds after payment of clauses ([●]) through ([●]) under “—Distributions on the Securities—Allocations and Distributions on the Securities” is equal to or greater than the outstanding principal amount of the Class [●] Notes, amounts on deposit in the Class [●] Reserve Account will be withdrawn, to the extent necessary, to pay the outstanding principal amount of the Class [●] Notes. Once the Class [●] Notes are paid in full, any remaining amounts on deposit in the Class [●] Reserve Account will be payable to the Depositor and will not be subject to the lien of the Indenture.]

[Pre-Funding Account]

[The Servicer will establish and maintain a Pre-Funding Account in the name of the Indenture Trustee for the benefit of the Noteholders solely to hold funds to pay to the [Depositor] for additional Units allocated to the Reference Pool during the Pre-Funding Period (the “Pre-Funding Account”). The Pre-Funding Period will be the period from and including the [Initial] Closing Date to and including the earliest of (1) the date on which the amount on deposit in the Pre-Funding Account (after giving effect to the allocation of all subsequent Units, including any subsequent Units allocated on that date) is not greater than $[100,000], (2) the occurrence of an Event of Default under the Indenture, (3) the occurrence of an Exchange Note Servicer Default under the Servicing Agreement, (4) the occurrence of specified events of insolvency with respect to the Depositor or the Servicer, and (5) the close of business on the last business day of [●]. The duration of the Pre-Funding Period will not extend beyond [one] year after the date of issuance of the Notes and the amount of proceeds deposited into the Pre-Funding Account will not exceed [25]% of the offering proceeds. Any funds on deposit in the Pre-Funding Account and not yet invested in additional Units will be invested in eligible investments. Monies on deposit in the Pre-Funding Account will not be available to cover losses on or in respect of the Units.]

[On the [Initial] Closing Date, the Depositor will deposit the Pre-Funding Account Initial Deposit into the Pre-Funding Account from the proceeds of the sale of the [Offered] Notes. On each subsequent [Initial][Actual] Cutoff Date during the Pre-Funding Period (1) an amount equal to [●]% of the aggregate Securitization Value of all subsequent Units allocated to the Reference Pool on such subsequent [Initial][Actual] Cutoff Date will be withdrawn from the Pre-Funding Account and (2) from those funds, an amount equal to the related reserve account subsequent transfer deposit will be deposited into the [Risk Retention] Reserve Account and the remainder will be paid to the [Depositor][Auto Lease Finance LLC] as payment for such subsequent Units. If the balance of funds on deposit in the Pre-Funding Account as of the end of the Pre-Funding Period is greater than zero, the Issuing Entity will apply the remaining Pre-Funded Amount to make a mandatory prepayment of the Notes in accordance with the priorities set forth under “The Notes—Payments of Principal” in this prospectus. To the extent required by the rules and regulations of the SEC, information regarding the characteristics of the subsequent Units and the Reference Pool will be included in a Form 8-K filed by the Issuing Entity upon the allocation of subsequent Units to the Reference Pool and information regarding distribution and Pool performance will be included in a Form 10-D filed by the Issuing Entity for each related Collection Period following such allocation.]

[To the extent funds are deposited into the Pre-Funding Account, the [Depositor] will be expected to seek to cause subsequent Units to be allocated to the Reference Pool, subject only to the availability of additional Units and the satisfaction of certain conditions precedent and the eligibility criteria described under “The Leases—Characteristics of the Leases—Eligibility Criteria and Portfolio Characteristics” and “—The Subsequent Units” in this prospectus. It is expected that the additional Units will have an aggregate Securitization Value equal to the Pre-Funded Amount. In connection with the allocation of subsequent Units, Auto Lease Finance LLC [and the Depositor] will represent that the requirements discussed above are satisfied, but there will be no independent verification to confirm such representations. The underwriting criteria for subsequent leases will be substantially the same in all material respects as those for the initial leases. If the Pre-Funded Amount is not fully utilized by the end of the Pre-Funding Period, the remaining Pre-Funded Amount will be applied to prepay the securities.]

[Any allocation of additional Units to the Reference Pool is subject to the satisfaction of the conditions precedent and conditions subsequent specified in this prospectus. If any of these conditions are not met with respect to any additional Units within the time period specified in this prospectus, Auto Lease Finance LLC will be required to reallocate [or substitute] the additional Units from the Reference Pool. We refer you to “Description of the Transaction Documents—Reallocation [and Substitution] Obligations.” and “The Leases—Representations and Warranties Relating to the Units—Representations, Warranties and Covenants.”]

[Negative Carry Account]

[If there is a Pre-Funding Period, the Servicer will establish and maintain the Negative Carry Account in the name of the Indenture Trustee for the benefit of the Noteholders. On the [Initial] Closing Date, $[●] will be deposited into the Negative Carry Account (“Negative Carry Account Initial Deposit”). The Negative Carry Account Initial Deposit will equal the Maximum Negative Carry Amount as of the [Initial] Closing Date. On subsequent Payment Dates, the Servicer will instruct the Indenture Trustee to withdraw from the Negative Carry Account and deposit into the Collection Account an amount equal to the Negative Carry Amount for that Payment Date. If the amount on deposit in the Negative Carry Account on any Payment Date, after giving effect to the withdrawal of the Negative Carry Amount for that Payment Date, is greater than the Required Negative Carry Account Balance for that Payment Date, the excess will become part of Available Funds. All amounts remaining on deposit in the Negative Carry Account on the Payment Date immediately following the Collection Period in which the last day of the Pre-Funding Period occurs, after giving effect to all withdrawals therefrom on that Payment Date, will become part of Available Funds.]

[The Servicer will also establish and maintain the Accumulation Account, in the name of the Indenture Trustee on behalf of the securityholders. See “—Revolving Period” in this prospectus.]

Overcollateralization

Overcollateralization represents the amount by which the aggregate Securitization Value [plus amounts, if any, in the Pre-Funding Account] exceeds the aggregate outstanding principal amount of the Notes. The overcollateralization is composed of (i) the excess of the aggregate Securitization Value over the balance of the Exchange Note and (ii) the excess of the balance of the Exchange Note over the principal amount of the Notes. This excess creates credit enhancement by allowing for some amount of losses on the leases or Exchange Note before a shortfall in funds available to make payments on the Notes would occur. Initial overcollateralization on the [Initial] Closing Date is expected to represent approximately [●]% of the aggregate initial Securitization Value. In addition, the application of funds according to clause [(4)] under “Description of the Transaction Documents—Distributions

on the Exchange Note—Application of Collections on the Reference Pool” and clause [(15)] under “Description of the Transaction Documents—Distributions on the Securities—Allocations and Distributions on the Securities” is designed to increase the amount of overcollateralization as of any Payment Date up to an amount equal to [●]% of the aggregate [initial] Securitization Value as of the [[Initial][Actual] Cutoff Date] [last day of the related Collection Period][, (i) with respect to any Payment Date on or prior to the date on which the aggregate principal amount of the Class [●] Notes is paid in full, [●]% of the aggregate [initial] Securitization Value as of the [[Initial][Actual] Cutoff Date] [last day of the related Collection Period] [plus amounts in the Pre-Funding Account, if any,] less the overcollateralization on the Exchange Note as of such Payment Date and (ii) with respect to any Payment Date after the date after which the aggregate principal amount of the Class [●] Notes is paid in full,] [●]% of the aggregate [initial] Securitization Value as of the [[Initial][Actual] Cutoff Date] [last day of the related Collection Period] [plus amounts in the Pre-Funding Account, if any,] less the overcollateralization on the Exchange Note as of such Payment Date. Total target overcollateralization of the Exchange Note and the Notes will equal [(i) with respect to any Payment Date on or prior to the date on which the aggregate principal amount of the Class [●] Notes is paid in full, approximately [●]% of the aggregate [initial] Securitization Value as of the [[Initial][Actual] Cutoff Date] [last day of the related Collection Period] [plus amounts in the Pre-Funding Account, if any,] and (ii) with respect to any Payment Date after the date after which the aggregate principal amount of the Class [●] Notes is paid in full,] approximately [●]% of the aggregate [initial] Securitization Value as of the [[Initial][Actual] Cutoff Date] [last day of the related Collection Period] [plus amounts in the Pre-Funding Account, if any]. [Also, on any date on which subsequent Units are allocated to the Reference Pool during the [Pre-Funding Period][Revolving Period], to the extent necessary to build up to or maintain a certain level of overcollateralization, additional overcollateralization will be added to the Issuing Entity in an amount equal up to approximately [●]% of the aggregate Securitization Value of the subsequent Units allocated to the Reference Pool on that date.]

[Cash Deposits]

[The Depositor may fund accounts or may otherwise provide cash deposits to provide additional funds that may be applied to make payments on the securities issued by the Issuing Entity.]

Indenture

The following summary describes material terms of the Indenture pursuant to which the Issuing Entity will issue the Notes. A form of the Indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part, but the form agreement does not describe the specific terms of the Notes. A copy of the final form of the Indenture will be filed with the SEC no later than the date of the filing of the final prospectus. Because this is a summary of the Indenture, it does not contain all the information that may be important to you. You should read the Indenture in its entirety if you require complete information regarding its contents.

Material Covenants

The Indenture will provide that, so long as any Notes are outstanding, the Issuing Entity will not, among other things:

•	engage in any activities other than financing, acquiring, owning, pledging and managing the Exchange Note and the other Collateral as contemplated by the Indenture and the other related transaction documents;

•	sell, transfer, exchange or otherwise dispose of any of its Issuing Entity Property, except as expressly permitted by the Indenture and the other transaction documents;

•	claim any credit on or make any deduction from the principal and interest payable in respect of the Notes —other than amounts withheld from such payments under the Internal Revenue Code of 1986, as amended (the “Code”) or applicable state law or assert any claim against any present or former Noteholder because of the payment of taxes levied or assessed upon any part of the Issuing Entity Property;

•	permit (1) the validity or effectiveness of the Indenture to be impaired, (2) the lien of the Indenture to be amended, hypothecated, subordinated, terminated or discharged, (3) any person to be released from any covenants or obligations under the Indenture except as may be expressly permitted thereby, (4) any adverse claim (other than liens permitted under the transaction documents) to be created on or extend to or otherwise arise upon or burden any part of the trust estate, or any interest therein or the proceeds therefrom or (5) (except as provided in the transaction documents) the lien of the Indenture to not constitute a first priority security interest in Issuing Entity Property;

•	incur, assume or guarantee any indebtedness other than indebtedness incurred in accordance with the transaction documents;

•	make any loan, advance or credit to, guarantee (directly or indirectly or by an instrument having the effect of assuring another’s payment or performance on any obligation or capability of so doing or otherwise), endorse or otherwise become contingently liable, directly or indirectly, in connection with the obligations, stocks or dividends of, own, purchase, repurchase or acquire (or agree contingently to do so) any stock, obligations, assets or securities of, or any other interest in, or make any capital contribution to, any other Person;

•	make any expenditure (by long-term or operating lease or otherwise) for capital assets (either realty or personalty); or

•	dissolve or liquidate in whole or in part, except as permitted by the transaction documents; or merge or consolidate with any other person.

Events of Default

The following events will be events of default under the Indenture:

•	a default for five Business Days or more in the payment of interest on any Note of the Controlling Securities when the same becomes due and payable;

•	a default in the payment of principal of a Note when the same becomes due and payable, to the extent funds are available therefor, or on the related Final Scheduled Payment Date or the redemption date;

•	a default in the observance or performance of any covenant or agreement of the Issuing Entity in the Indenture, or any representation or warranty of the Issuing Entity made in the Indenture or any related certificate or writing delivered pursuant to the Indenture proves to have been incorrect in any material respect at the time made, which default or inaccuracy materially and adversely affects the interests of the Noteholders, and the continuation of that default or inaccuracy for a period of [60] days after written notice thereof is given to the Issuing Entity by the Indenture Trustee or to the Issuing Entity and the Indenture Trustee by the holders of not less than a majority of the outstanding principal amount of the Controlling Securities (excluding any Notes owned by the Issuing Entity, the Depositor, the Servicer, the Administrator or any of their respective affiliates); and

•	the occurrence of certain events (which, if involuntary, remain unstayed for more than [90] days) of bankruptcy, insolvency, receivership or liquidation of the Issuing Entity;

provided, however, that a delay in or failure of performance referred to in the first three bullet points above for a period of less than 120 days will not constitute an Event of Default if that delay or failure was caused by Force Majeure.

The failure to pay principal of a class of Notes generally will not result in the occurrence of an Event of Default under the Indenture until the Final Scheduled Payment Date for that class of Notes.

The Indenture requires the Issuing Entity to give written notice of any Event of Default, its status and what action the Issuing Entity is taking or proposes to take to the [Swap Counterparty, the] Indenture Trustee and each rating agency hired by the Sponsor to rate the Notes. Noteholders holding at least a majority of the aggregate outstanding principal amount of the Controlling Securities may in certain cases waive any past default or Event of Default, except a default in the payment of principal or interest or a default in respect of a covenant or provision which the Indenture expressly states cannot be modified or amended without unanimous waiver or consent of all of the Noteholders.

Rights Upon Event of Default

Upon the occurrence and continuation of any Event of Default, the Indenture Trustee or the holders of at least a majority of the outstanding principal amount of the Controlling Securities may declare the principal of the Notes, together with accrued and unpaid interest thereon through the date of acceleration, to be immediately due and payable by a notice in writing to the Issuing Entity (and to the Indenture Trustee if given to the Noteholders). This declaration may be rescinded by the holders of at least a majority of the aggregate outstanding principal amount of the Controlling Securities before a judgment or decree for payment of the amount due has been obtained by the Indenture Trustee if:

•	the Issuing Entity has deposited with the Indenture Trustee, or with the Account Bank on behalf of the Indenture Trustee, an amount sufficient to pay (1) all interest on and principal of the Notes as if the Event of Default giving rise to that declaration had not occurred [and] (2) all reasonable amounts previously advanced by the Indenture Trustee and its reasonable costs and expenses [and (3) any amounts then due and payable by the Issuing Entity to the Swap Counterparty under the interest rate protection agreement]; and

•	all events of default—other than the nonpayment of principal of the Notes that has become due solely due to that acceleration—have been cured or waived.

At any time prior to the declaration of the maturity of the Notes, Noteholders holding not less than a majority of the aggregate outstanding principal amount of the Controlling Securities, may waive any Event of Default and its consequences by giving written notice to the Issuing Entity and the Indenture Trustee other than the following defaults:

•	the failure of the Issuing Entity to pay principal of or interest on the Notes; and

•	any default related to any covenant or provision of the Indenture that cannot be modified or amended without the consent of 100% of the Noteholders.

If the Notes have been declared due and payable following an Event of Default, the Indenture Trustee may or at the direction of holders of at least a majority of the outstanding principal amount of the Controlling Securities will institute proceedings to collect amounts due, exercise remedies as a secured party, including foreclosure or sale of the Issuing Entity Property, or elect to maintain the Issuing Entity Property and continue to apply proceeds from the Issuing Entity Property as if there had been no declaration of acceleration. The Indenture Trustee may not, however, sell the Issuing Entity Property following an Event of Default unless:

•	the Depositor elects to exercise the optional purchase and purchases the Exchange Note;

•	100% of the Noteholders [and the Swap Counterparty] consent thereto;

•	the proceeds of that sale are sufficient to pay in full the principal of and the accrued interest on all outstanding Notes [and all amounts due by the Issuing Entity to the Swap Counterparty;]; or

•	there has been an Event of Default described in one of the first two bullet points under the caption “—Indenture—Events of Default” and the Indenture Trustee determines that the Issuing Entity Property would not be sufficient on an ongoing basis to make all payments of principal of and interest on the Notes as those payments would have become due if those obligations had not been declared due and payable, and the Indenture Trustee obtains the consent of [the Swap Counterparty and] holders of 66 2/3% of the outstanding principal amount of the Notes, voting together as a single class.

The Indenture Trustee may, but is not required to, obtain (at the expense of the Issuing Entity) and rely upon an opinion of an independent accountant or investment banking firm as to the sufficiency of the Issuing Entity Property to pay interest on and principal of the Notes on an ongoing basis. Prior to selling the Issuing Entity Property, the Indenture Trustee will have first obtained an opinion of counsel from counsel to the Administrator (at the expense of the Issuing Entity) to the effect that sale will not cause the Titling Trust or an interest or portion thereof or the Issuing Entity to be classified as an association, or a publicly traded partnership, taxable as a corporation for U.S. federal income tax purposes.

The Indenture Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Indenture or to institute, conduct or defend any litigation thereunder or in relation thereto or to honor the request or direction of any of the Noteholders pursuant to the Indenture, other than requests, demands or directions relating to communications between Noteholders or beneficial owners of Notes described under “—Noteholder Communication” above or an asset representations review demand described under “The Leases—Asset Representations Review”, unless such Noteholders shall have offered to the Indenture Trustee security or indemnity reasonably satisfactory to it against the reasonable costs, expenses, disbursements, advances and liabilities which might be incurred by it, its agents and its counsel in compliance with such request or direction.

Each Noteholder, by its acceptance of a Note, represents that it has, independently and without reliance upon the Indenture Trustee or any other person, and based on such documents and information as it has deemed appropriate, made its own investment decision in respect of the Notes. Each Noteholder also represents that it will, independently and without reliance upon the Indenture Trustee or any other person, and based on such documents and information as it shall deem appropriate at the time, continue to make its own decisions in taking or not taking action under the Indenture or any other document and in connection with the Notes.

Reports to [Class A] Noteholders

On or before each Payment Date, the Indenture Trustee will receive and transmit to DTC the Servicer Certificate prepared by the Servicer as described below. DTC will supply these Servicer Certificates to Noteholders (other than the Depositor, if applicable) in accordance with its procedures.

The Servicer Certificate will set forth the following:

•	the amount of the distribution allocable to principal of each class of Notes;

•	the amount of the distribution allocable to interest on each class of Notes;

•	the aggregate Securitization Value of the Units as of the last day of the related Collection Period;

•	the aggregate principal amount of, and the Note factor for, each class of Notes as of the last day of the preceding Collection Period, after giving effect to payments of principal under the first bullet above;

•	the amount of the servicing fee paid to the Servicer with respect to the related Collection Period, the amount of any unpaid servicing fees and the change in the amount of the servicing fee paid from that of the prior Payment Date;

•	the number and the aggregate purchase amount of leases in the Reference Pool that have been repurchased by the Servicer;

•	the Noteholders’ First Priority Principal Distributable Amount, if any, for the related Payment Date;

•	[the Noteholders’ Second Priority Principal Distributable Amount, if any, for the related Payment Date;]

•	[the Noteholders’ Third Priority Principal Distributable Amount, if any, for the related Payment Date;]

•	[the Noteholders’ Fourth Priority Principal Distributable Amount, if any, for the related Payment Date;]

•	[the Noteholders’ Fifth Priority Principal Distributable Amount, if any, for the related Payment Date;]

•	[the Noteholders’ Sixth Priority Principal Distributable Amount, if any, for the related Payment Date;]

•	the Noteholders’ Regular Principal Distributable Amount for the related Payment Date;

•	the interest rate for each class of Notes [(including the SOFR Rate or the then-current Benchmark, applicable)] for the related payment period;

•	the balance of the [Risk Retention] Reserve Account [and][,] [the amount available for draw under the reserve account letter of credit] [and the Risk Retention Reserve Account] after giving effect to deposits and withdrawals to be made on that Payment Date;

•	the Overcollateralization Amounts for the related Payment Date on the Exchange Note and the Notes;

•	the administration fee for the related Payment Date;

•	the aggregate residual value gains/losses with respect to the Reference Pool for the Collection Period;

•	the aggregate Securitization Value and aggregate Base Residual Value of remaining Units within the Reference Pool;

•	the number and Securitization Value of lease asset turn-ins with respect to the Reference Pool;

•	the number of Units within the Reference Pool at the beginning and end of the Collection Period;

•	delinquency, repossession and loss information on the Units within the Reference Pool for the related payment period, and whether the Delinquency Trigger occurred;

•	[the Monthly Swap Payment Amount, the Senior Swap Termination Payment Amount, if any, and the Subordinate Swap Termination Payment Amount, if any;]

•	the Available Funds for that Payment Date;

•	the Class A Noteholders’ Interest Distributable Amount;

•	[the Class B Noteholders’ Interest Distributable Amount;]

•	[the Class C Noteholders’ Interest Distributable Amount;]

•	[the Class D Noteholders’ Interest Distributable Amount;]

•	[the Class E Noteholders’ Interest Distributable Amount;]

•	[the Class F Noteholders’ Interest Distributable Amount;]

•	the initial Exchange Note balance and the Exchange Note balance as of the beginning and end of the Collection Period;

•	the amount of principal due and payable on the Exchange Note for such Payment Date;

•	the interest due and payable on the Exchange Note on that Payment Date;

•	any amounts payable to the Asset Representations Reviewer, Indenture Trustee or Owner Trustee from Available Funds;

•	to the extent required by Item 1121(c) of Regulation AB, the information required by Rule 15Ga-1(a) under the Exchange Act concerning all Units that were the subject of a demand to repurchase or replace the Unit for breach of representation of warranty;

•	[confirmation of the ongoing retention of the Retained Interest;] [and]

•	[any SOFR Adjustment Conforming Changes or Benchmark Replacement Conforming Changes, as applicable;] [and]

•	a material change in the Depositor’s retained interest in the securitization transaction[.][and]

•	[the amount, if any, reinvested in additional Units during the Revolving Period, if any;][and]

•	[if applicable, whether the Revolving Period has terminated early due to the occurrence of an Early Amortization Event; and]

•	[if applicable, the balance in the Accumulation Account, after giving effect to changes in that Accumulation Account on that date.]

[The first statement will also include [the percentage of each class of Notes retained by the Depositor on the [Initial] Closing Date, if that percentage is materially different than [●]%] [the fair value of [the Class [●] Notes and] the Certificates as a percentage of the sum of the fair value of the Notes and the Certificates and the fair value of the Certificates as a dollar amount as of the [Initial] Closing Date, together with a description of any changes in the methodology or inputs and assumptions used to calculate the fair value], as described in “Credit Risk Retention.”]

DTC will supply these reports to Noteholders in accordance with its procedures. The Servicer Certificate will also indicate each amount described under the first and second bullets above in the aggregate and as a dollar amount per $[1,000] of initial principal amount of a security.

After the end of each calendar year, the Indenture Trustee will furnish, to each Noteholder that was a Noteholder during the year, a statement (based on information prepared by the Servicer) containing certain information needed in the preparation of U.S. federal income tax returns.

Annual Compliance Statement

The Issuing Entity will be required to file annually with the Indenture Trustee a written officer’s statement as to the fulfillment of its obligations under the Indenture which will include a statement that to the best of the officer’s knowledge, the Issuing Entity has complied with all conditions and covenants under the Indenture throughout that year, or, if there has been a default in the compliance of any condition or covenant, specifying each default known to that officer and the nature and status of that default.

Indenture Trustee’s Annual Report

If required by the Trust Indenture Act of 1939, the Indenture Trustee will be required to furnish each year to all related Noteholders a brief report setting forth the following:

•	its eligibility and qualification to continue as Indenture Trustee under the Indenture;

•	information regarding a conflicting interest of the Indenture Trustee;

•	if the Indenture requires the Indenture Trustee to make advances, the character and amount of any advances made by it under the Indenture;

•	the amount, interest rate and the maturity date of any indebtedness owing by the Issuing Entity to the Indenture Trustee in its individual capacity;

•	any change to the property and funds physically held by the Indenture Trustee in its capacity as Indenture Trustee;

•	any release, or release and substitution, of property subject to the lien of the Indenture that has not been previously reported;

•	any additional issue of Notes that has not been previously reported; and

•	any action taken by it that materially affects the Notes or the Issuing Entity Property and that has not been previously reported.

Documents by Indenture Trustee to Noteholders

The Indenture Trustee, at the expense of the Issuing Entity, will make available to each Noteholder, not later than the latest date permitted by law, such information as may be reasonably requested (and reasonably available to the Indenture Trustee) to enable such holder to prepare its federal and state income tax returns.

The Indenture Trustee will furnish to any Noteholder promptly upon receipt of a written request by a related Noteholder (at the expense of the requesting Noteholder) therefor, duplicates or copies of all reports, notices, requests, demands, certificates and any other instruments furnished to the Indenture Trustee under the transaction documents.

Modification of Indenture

The Issuing Entity and the Indenture Trustee may, with the consent of the Noteholders holding not less than a majority of the outstanding Note amount, execute a supplemental indenture to add provisions to, change in any manner or eliminate any provisions of, the Indenture, or modify in any manner the rights of the Noteholders, except as provided below.

The consent of each holder of outstanding Notes affected thereby, and prior written notice to each rating agency hired by the Sponsor then rating the related Notes will generally be required to:

•	change the due date of any installment of principal of or interest on any such Note, reduce its principal amount or interest rate or delay the Final Scheduled Payment Date of any Note;

•	reduce the percentage of the aggregate amount of the outstanding Notes required to consent to supplemental indentures or to waive compliance or events of default;

•	reduce the percentage of the outstanding Note amount required to cause the sale of the trust estate pursuant to the Indenture, if the proceeds of such sale would be insufficient to pay the outstanding Note amount plus accrued but unpaid interest on the Notes;

•	terminate the lien of the Indenture on any Collateral or deprive the Noteholder of the security afforded by the lien of the Indenture; or

•	impair the right to institute suit for the enforcement of payment as provided in the Indenture.

The Issuing Entity and the Indenture Trustee may also enter into supplemental indentures, without obtaining the consent of the Noteholders, for the purpose of, among other things, adding any provisions to, or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of such Noteholders; provided that, except with respect to amendments which add, modify or eliminate any provisions as may be necessary or advisable in order to comply with or obtain more favorable treatment under or with respect to any law or regulation or any accounting rule or principle (whether now or in the future in effect), such action will not materially and adversely affect the interest of any such Noteholder, and each rating agency hired by the Sponsor then rating the related Notes shall have received prior written notice thereof and will not have notified the Depositor that the amendment will result in a reduction in or withdrawal of its rating on the related Notes.

Satisfaction and Discharge of Indenture

The Indenture will be discharged with respect to the Exchange Note securing the related securities upon the delivery to the Indenture Trustee for cancellation of the related securities or, subject to specified limitations—upon deposit with the Indenture Trustee, or with the Account Bank on behalf of the Indenture Trustee, of funds sufficient for the payment in full of principal of and accrued interest on the securities; the payment of all other sums due under the Indenture and the delivery to the Indenture Trustee of an officer’s certificate and opinion of counsel stating that all conditions precedent for the satisfaction and discharge of the Indenture have been complied with.

Voting Rights; Controlling Securities

Voting rights will be exercised by the holders of the Controlling Securities. Holders of senior securities may be the Controlling Securities until they are repaid in full.   Notes owned by the Issuing Entity, any other obligor upon the Notes, the Depositor or any affiliate of any of the foregoing persons will be disregarded and deemed not to be outstanding in determining whether the holders of the requisite outstanding principal amount of the Controlling Securities have given any request, demand, authorization, direction, notice, consent or waiver under any related transaction document.

Trust Agreement

Authority and Duties of the Owner Trustee

The Owner Trustee will administer the Issuing Entity in the interest of the holder of the Issuing Entity’s Certificate, subject to the terms of the transaction documents, in accordance with the Issuing Entity’s Trust Agreement and the other transaction documents.

The Owner Trustee will not be required to perform any of the obligations of the Issuing Entity under any transaction documents that are required to be performed by the Administrator.

The Owner Trustee will not have any responsibility on behalf of the Issuing Entity to make any determination with respect to, or monitor or enforce the satisfaction of, any risk retention or other regulatory requirement.

The Owner Trustee will not manage, control, use, sell, dispose of or otherwise deal with any part of the Issuing Entity’s property except in accordance with (i) the powers granted to and the authority conferred upon that Owner Trustee pursuant to the Issuing Entity’s Trust Agreement, (ii) the other transaction documents to which the Issuing Entity or the Owner Trustee is a party, and (iii) any document or instruction delivered to that Owner Trustee pursuant to the Trust Agreement.

Description of the Certificates

The Issuing Entity will issue a certificate representing fractional undivided interests in the Issuing Entity and will be issued pursuant to the Trust Agreement. The Certificates are not being offered hereby and all of the Certificates, representing 100% of the equity in the Issuing Entity, will initially be held by the Depositor, who may thereafter sell the Certificates. The Certificates will not bear interest.

Trustee Indemnification and Trustee Resignation and Removal

Owner Trustee

The Administrator will (i) pay to the Owner Trustee from time to time such compensation as the Administrator and the Owner Trustee shall agree in writing for services rendered by the Owner Trustee, (ii) reimburse the Owner Trustee for its reasonable and documented expenses, including the reasonable and documented compensation and expenses of such agents, representatives, experts and counsel as the Owner Trustee may employ in connection with the exercise of its rights and duties as Owner Trustee, and (iii) indemnify the Owner Trustee for any and all loss, liability or reasonable and documented costs, expenses and disbursements (including reasonable and documented legal and attorneys’ fees, including those related to enforcement of such indemnity) incurred by it in connection with the Issuing Entity, the Trust Agreement and the other transaction documents, the trust estate, the administration of the trust or the action or inaction of the Owner Trustee thereunder, provided that the Owner Trustee will not be indemnified for costs arising from its own willful misconduct or gross negligence (as determined by a court of competent jurisdiction), its failure to perform certain express obligations in the Trust Agreement, any inaccuracy in its express representations and warranties contained in the Trust Agreement or its own federal and state taxes. In the event the Notes are declared to be due and payable following the occurrence of an Event of Default under the Indenture, Available Funds will be used to pay any amounts owed to the Owner Trustee under the Trust Agreement as described in “Description of the Transaction Documents—Distributions on the Securities—Allocations and Distributions on the Securities” in this prospectus.

The Owner Trustee may resign at any time by giving notice to the Administrator and the Administrator may remove the Owner Trustee at any time if the Owner Trustee ceases to be eligible in accordance with the terms of the Trust Agreement and has failed to resign after request of the Administrator, or if the Owner Trustee is not able to legally act under the transaction documents, is adjudged bankrupt or insolvent or is otherwise not in control of its property or affairs.

Upon the resignation or removal of the Owner Trustee, the Administrator will appoint a successor Owner Trustee and will provide notice of the resignation or removal of the Owner Trustee and the acceptance of appointment by the successor Owner Trustee to the Certificateholders, the Noteholders, the Indenture Trustee[, the Swap Counterparty] and the rating agencies hired by the Sponsor to rate the Notes. Any successor Owner Trustee must at all times: (1) be an entity that satisfies the provisions of Section 3807(a) of the Statutory Trust Act and be authorized to exercise corporate trust powers, (2) have a combined capital and surplus of at least $[50,000,000], subject to supervision or examination by federal or state authorities and (3) have (or have a parent which has) a long-term rating in any generic rating category which signifies investment grade by each rating agency hired by the Sponsor to rate the Notes or a rating otherwise acceptable to each such rating agency. Any costs associated with the removal of the Owner Trustee will be paid by the Administrator.

Indenture Trustee

The Issuing Entity shall cause the Administrator to agree to (i) pay to the Indenture Trustee from time to time such compensation as the Issuing Entity, the Administrator and the Indenture Trustee shall from time to time agree in writing for services rendered by the Indenture Trustee, (ii) reimburse the Indenture Trustee for all reasonable and documented out-of-pocket expenses, advances and disbursements reasonably incurred or made by it in connection with the administration of the Indenture and the performance of its duties thereunder, such expenses will include the reasonable and documented compensation and out-of-pocket expenses, disbursements and advances of the Indenture Trustee’s agents, counsel, accountants and experts and (iii) indemnify the Indenture Trustee for, and hold it harmless against, any and all loss, liability, claim, damage or expense (including reasonable attorneys’ fees and reasonable expenses (including reasonable attorneys’ fees and reasonable expenses incurred in connection with any enforcement, including any action, claim or suit brought by the Indenture Trustee for any indemnification or other obligation of the Issuing Entity or the Administrator)) it incurs in connection with the administration of the Indenture and the performance of its duties thereunder. In the event the Notes are declared to be due and payable following the occurrence of an Event of Default under the Indenture, Available Funds will be used to pay any amounts owed to the Indenture Trustee under the Indenture as described in “Description of the Transaction Documents—Distributions on the Securities—Allocations and Distributions on the Securities”.

The Indenture Trustee shall not be indemnified by the Administrator, the Issuing Entity, the Depositor or the Servicer against any loss, liability or expense incurred by it through its own willful misconduct, negligence or bad faith, except that the Indenture Trustee shall not be liable (i) for any error of judgment made by it in good faith unless it is proved that the Indenture Trustee was negligent in ascertaining the pertinent facts, (ii) with respect to any action it takes or omits to take in good faith in accordance with a direction received by it from the Noteholders in accordance with the terms of the Indenture and (iii) for interest on any money received by it except as the Indenture Trustee and the Issuing Entity may agree in writing.

The Indenture Trustee may resign at any time by giving notice to the Issuing Entity [and the Swap Counterparty]. The Noteholders holding at least a majority of the principal amount of Notes may remove the Indenture Trustee without cause by providing 30 days’ prior written notice to the Indenture Trustee and the Depositor, and following that removal may appoint a successor Indenture Trustee. The Indenture Trustee must be removed by the Issuing Entity at any time if the Indenture Trustee fails to be eligible to continue as Indenture Trustee including due to a violation of applicable law, is adjudged bankrupt or insolvent, has a receiver or other public officer take charge over it or its property, or is otherwise incapable of legally acting under the transaction documents or if acting would result in a violation of applicable law (including, without limitation, ERISA).

Upon the resignation or required removal of the Indenture Trustee, or the failure of the Noteholders to appoint a successor Indenture Trustee following the removal without cause of the Indenture Trustee, the Issuing Entity shall be required promptly to appoint a successor Indenture Trustee. Any successor Indenture Trustee must satisfy certain eligibility criteria, including having at all times a combined capital and surplus of at least $[50,000,000], having time deposits (if applicable) rated at least [●] by [●] and [●] by [●], or such other rating that is acceptable to each rating agency hired by the Sponsor to rate the Notes, and satisfying the requirements of Section 310(a) of the Trust Indenture Act. Further, prior to the appointment of any successor Indenture Trustee, the rating agency condition must be satisfied with respect to such successor Indenture Trustee.

Any resignation or removal of the Indenture Trustee and appointment of a successor Indenture Trustee pursuant to any of the provisions of the Indenture shall not become effective until acceptance of appointment by the successor Indenture Trustee pursuant to the Indenture and payment of all fees and expenses owed to the outgoing Indenture Trustee. Notwithstanding the replacement of the Indenture Trustee pursuant to the Indenture, the retiring Indenture Trustee shall be entitled to payment or reimbursement of such amounts as such person is entitled pursuant to the Indenture.

If a successor Indenture Trustee does not take office within [60] days after the retiring Indenture Trustee resigns or is removed, the retiring Indenture Trustee, the Issuing Entity or the Noteholders holding at least a majority of the principal amount of the Notes representing the Controlling Securities may, at the expense of the Issuing Entity, petition any court of competent jurisdiction for the appointment of a successor Indenture Trustee.

Amendments

The requirements of amending the Indenture may be found in “—Indenture—Modification of Indenture” above. Generally each of the other transaction documents may be amended by the parties to that agreement without the consent of the Indenture Trustee or the holders of the Notes for the purpose of curing any ambiguity or correcting or supplementing any of the provisions of those transaction documents or of adding, changing, modifying or eliminating any of the provisions of those transaction documents. These amendments require:

•	that each rating agency hired by the Sponsor to rate the related securities shall have received prior written notice thereof and no notice shall have been received from any such rating agency that the amendment will result in a reduction or withdrawal of its rating on the securities of that class; or

•	the delivery by the Depositor of an officer’s certificate stating that the amendment will not materially and adversely affect the interest of any holder of the affected securities.

In addition, the Depositor, the Servicer, the Issuing Entity and the Indenture Trustee, with the consent of the holders of the Controlling Securities evidencing at least a majority of the voting rights of the Controlling Securities, unless the interests of the Noteholders are not materially and adversely affected thereby, and the consent of the Certificateholders evidencing at least a majority of the percentage interest in the Certificates, unless the interests of the Certificateholders are not materially and adversely affected thereby, may amend any of the transaction documents other than the Indenture for the purpose of adding, changing, modifying or eliminating any of the provisions of the transaction documents. The consent of all holders of the offered securities is required, however, for any amendment that:

•	increases or reduces the amount of, or accelerates or delays the timing of, collections of payments on the related leases or distributions to holders of the offered securities; or

•	reduces the required percentage of the offered securities which are required to consent to these amendments.

Bankruptcy of the Issuing Entity

Each of the Owner Trustee, the Indenture Trustee, the Depositor, every Certificateholder and every Noteholder will covenant on its own behalf that it will not at any time institute against the Issuing Entity any involuntary bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

The Owner Trustee will not institute, or consent to the institution of, any proceedings to have the Issuing Entity declared or adjudicated bankrupt or insolvent and will not take any other voluntary bankruptcy action against the Issuing Entity. In addition, while the Indenture is in effect, the Certificateholders will not take any voluntary bankruptcy action against the Issuing Entity.

[Interest Rate Protection Agreement]

[On the [Initial] Closing Date, the Issuing Entity [may] enter into an “interest rate protection agreement” consisting of the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and the confirmation with the [Swap][Cap] Counterparty with respect to the Floating Rate Notes to hedge its floating rate interest obligations with respect to the Floating Rate Notes. All terms of the interest rate protection agreement will be acceptable to each rating agency hired by the Sponsor to rate the Notes.]

[Under the interest rate protection agreement, the Issuing Entity will receive payments at a rate determined by reference to [the applicable Benchmark], which is the basis for determining the amount of interest due on the Floating Rate Notes. Under the interest rate protection agreement, on each Payment Date, (1) the Issuing Entity will be obligated to pay the Swap Counterparty the applicable fixed interest rate set forth below on the basis of a 360-day year of twelve 30-day months on a notional amount equal to the outstanding principal amount of the Floating Rate Notes as of the preceding Payment Date or, in the case of the initial Payment Date, the initial principal amount of the Floating Rate Notes on the [Initial] Closing Date, and (2) the Swap Counterparty will be obligated to pay to the Issuing Entity a floating interest rate of [the applicable Benchmark] for the related Payment Date plus the applicable spread set forth below on a notional amount equal to the outstanding principal amount of the Floating Rate Notes as of the preceding Payment Date or, in the case of the initial Payment Date, the initial principal amount of the related class of Floating Rate Notes on the [Initial] Closing Date.]

[The fixed rate to be used in calculating the Issuing Entity’s payments under the interest rate swap agreement related to the Class [●][b] Notes will be equal to [●]% per annum] [and the Class [●][b] Notes will be equal to [●]% per annum]. The spread to be used in calculating the Swap Counterparty’s payments under the interest rate swap protection agreement related to [Class [●][b] Notes will be equal to [●]%] [and the Class [●][b] Notes will be equal to [●]%].]

[On each Payment Date, the amount the Issuing Entity will be obligated to pay will be netted against the amount payable by the Swap Counterparty under the interest rate protection agreement. Only the net amount will be payable by the Issuing Entity or the Swap Counterparty, as applicable.]

[add for interest rate cap agreement: On the Business Day prior to the Payment Date, the Cap Counterparty will be obligated to pay the Issuing Entity an amount equal to the product of (i) the notional amount of the interest rate cap and (ii) the excess of the interest rate on each class or tranche of Floating Rate Notes over an interest rate equal to a strike price specified in the related interest rate protection agreement, which amount will not be less than zero. The obligations of the Cap Counterparty under the interest rate protection agreement are unsecured.]

[The interest rate protection agreement provides for specified events of default [and termination events]. [add for interest rate swap agreement: Events of default applicable to the Issuing Entity include, among others, [the failure to make payments due under the interest rate protection agreement, the occurrence of certain bankruptcy-related events and a merger by the Issuing Entity without an assumption of its obligations under the interest rate protection agreement].] [add for interest rate cap agreement: There will not be any events of default applicable to the Issuing Entity under the interest rate protection agreement.] [Events of default applicable to the [Swap][Cap] Counterparty include [the failure by the [Swap][Cap] Counterparty to make payments due under the interest rate protection agreement, the breach by the [Swap][Cap] Counterparty of the agreement evidencing the interest rate protection agreement and the occurrence of certain bankruptcy-related events and a merger by the [Swap][Cap] Counterparty without an assumption of its obligations under the interest rate protection agreement]. In addition, termination events, including illegality, specified tax events, the acceleration of the Notes after the occurrence of an Event of Default and an amendment to the transaction documents that is adverse to the Swap Counterparty is made without the Swap Counterparty’s consent, will apply to the Issuing Entity.]

[In the event that the [Swap][Cap] Counterparty’s long-term or short-term ratings cease to be at the levels required by the rating agencies hired to rate the Notes, the [Swap][Cap] Counterparty will be obligated to obtain a guaranty from or assign its rights and obligations under the interest rate protection agreement to another party reasonably acceptable to the Issuing Entity or post Collateral to maintain the ratings of the Notes. [Insert description of any additional rating agency requirements.] If the [Swap][Cap] Counterparty has not taken one of the actions specified above within the specified time, the Issuing Entity may terminate the interest rate protection agreement.]

[Upon the occurrence of any Event of Default or termination event specified in the interest rate protection agreement, the non-defaulting or non-affected party may elect to terminate the interest rate protection agreement. If the interest rate protection agreement is terminated due to an Event of Default or a termination event, a Senior Swap Termination Amount under the interest rate swap agreement may be due to the Swap Counterparty by the Issuing Entity out of Available Funds. Any Senior Swap Termination Amount will be paid pari passu with interest on the Class A Notes. The Senior Swap Termination Amount may be based on the actual cost or market quotations of the cost of entering into a similar swap transaction or such other methods as may be required under the interest rate protection agreement, in each case in accordance with the procedures set forth in the interest rate protection agreement. Any Senior Swap Termination Amount could if market rates or other conditions have changed materially, be substantial. If a replacement interest rate protection agreement is entered into, any payments made by the replacement Swap Counterparty in consideration for replacing the Swap Counterparty, will be applied to any Senior Swap Termination Amount owed to the Swap Counterparty, under the interest rate protection agreement to the extent not previously paid.]

[The Swap Counterparty will have the right to consent to amendments under certain transaction documents, other than amendments that do not materially and adversely affect the interests of the Swap Counterparty.]

[The [Swap][Cap] Counterparty]

[[●] is a [●] that has, as of the date of this prospectus, long-term debt ratings from [●], [●] and [●] of “[●]”, “[●]” and “[●]”, respectively, and short-term debt ratings from [●], [●] and [●] of “[●]”, “[●]” and “[●]”, respectively. The ratings reflect the respective rating agency’s current assessment of the creditworthiness of [●] and may be subject to revision or withdrawal at any time by the rating agencies. [●] will provide upon request, without charge, to each person to whom this prospectus is delivered, a copy of the most recent audited annual financial statements of [●], the parent company of the [Swap][Cap] Counterparty. Requests for such information should be directed to [●], (xxx) xxx-xxxx or in writing at [●].]

[[●] has not participated in the preparation of this supplement and has not reviewed and is not responsible for any information contained in this prospectus, other than the information contained in the immediately preceding paragraph. ]

[Insert any additional information on the [swap][cap] counterparty in accordance with 1103(a)(3)(ix), Item 1114 and Item 1115 of Regulation AB, as applicable]

[Interest Rate Protection Agreement Significance Percentage]

[Based on a reasonable good faith estimate of maximum probable exposure calculated in accordance with World Omni’s general risk management procedures, the significance percentage of the interest rate protection agreement is less than 10%.]

U.S. CREDIT RISK RETENTION

Regulation RR requires the Sponsor to retain, either directly or through a majority-owned affiliate, an economic interest in the credit risk of the Units. The Depositor is a wholly-owned affiliate of World Omni and will retain the required economic interest in the credit risk of the Units to satisfy the Sponsor’s requirements under Regulation RR. The Depositor may transfer all or a portion of the required retained interest to another majority-owned affiliate of World Omni on or after the [Initial] Closing Date in accordance with Regulation RR.

[Combination Vertical and Horizontal Interest Option]

[World Omni intends to satisfy the risk retention requirements of Regulation RR by causing the Depositor to retain a combination of an “eligible vertical interest” and an “eligible horizontal residual interest” under Regulation RR[, including by depositing funds into the Risk Retention Reserve Account]. The Depositor expects that the percentage of the “eligible vertical interest” and the percentage of the fair value of the “eligible horizontal residual interest” [, including any amounts on deposit in the Risk Retention Reserve Account,] will equal at least [five].]

[Include following disclosure for both Eligible Vertical Interest Option and Eligible Horizontal Residual Interest Option:]

[Eligible Vertical Interest Option]

[[The Depositor’s retention of [●]% of each class of Notes and the Certificates satisfies the requirements for an “eligible vertical interest” under Regulation RR.][The Depositor’s retention of a single vertical security, which will have an initial principal amount of $[●] (which equals [●]% of the aggregate principal amount of the Notes and Certificates) and which will be entitled to receive [●]% of all payments on the Notes and the Certificates, satisfies the requirements for an “eligible vertical interest” under Regulation RR.]] The Depositor, or another majority-owned affiliate of World Omni, is required to retain this interest until the later of two years from the [Initial] Closing Date, the date the aggregate Securitization Value is one-third or less of the aggregate Securitization Value as of the [Initial][Actual] Cutoff Date, or the date the outstanding principal amount of the Notes is one-third or less of the original outstanding principal amount. The Sponsor, the Depositor or any of their affiliates may not hedge the credit risk of the retained interest during this period. If the percentage of each class of Notes and the Certificates retained by the Depositor on the [Initial] Closing Date is materially different than [●]%, the Sponsor will include the retained percentage in the first investor report.]

[By retaining the “eligible vertical interest,” the Depositor will be a Noteholder of [●]% of each class of Notes and will be entitled to receive [●]% of all payments of interest and principal made on each class of Notes and, if any class of Notes incurs losses, will bear % of those losses. Each class of Notes retained by the Depositor as part of the “eligible vertical interest” will have the same terms as all other Notes in that class, except that the Notes retained by the Depositor will not be included for purposes of determining whether a required percentage of any class of Notes have taken any action under the Indenture or any other transaction document. For a description of the Notes, and thus of the “eligible vertical interest,” and the credit enhancement available for Notes, see “Description of the Notes” and “Description of the Transaction Documents.”]

[Eligible Horizontal Residual Interest Option]

[Eligible Horizontal Cash Reserve Account]

[In order to satisfy in part its risk retention obligations, World Omni will cause the Issuing Entity to establish on the [Initial] Closing Date a [Risk Retention] Reserve Account with the [Indenture Trustee][Account Bank] in the name of and for the benefit of the Issuing Entity. This [Risk Retention] Reserve Account is structured to be “an eligible horizontal cash reserve account” meeting the requirements of Regulation RR of the Exchange Act, and will be funded by the retention of a portion of the purchase price for the [Offered] Notes on the [Initial] Closing Date in the amount equal to $[●]. [The [Risk Retention] Reserve Account will be established in addition to, and be administered separately from, the [Risk Retention] Reserve Account described under “Description of the Transaction Documents—Reserve Account”.] Funds on deposit in the [Risk Retention] Reserve Account may not be used to pay any fees or expenses of World Omni and its affiliates, including the Servicer and the Administrator. For all other purposes, the [Risk Retention] Reserve Account may be used to make any payments that are due as described under “Description of the Transaction Documents—Distributions on the Securities” in this prospectus but are otherwise unpaid, including each of the Notes on its applicable Final Scheduled Payment Date to the extent collections on the Units are insufficient to make such payments. The Sponsor or the Depositor will disclose in the first investor report filed on Form 10-D following the [Initial] Closing Date the information required by Rule 4(c)(1)(iii)(C) of Regulation RR.]

[Eligible Horizontal Residual Interest]

[The Depositor’s retention of [the Class [●] Notes and] the Certificates of the Issuing Entity[, together with the face value of amounts on deposit in the [Risk Retention] Reserve Account,] satisfies the requirements for an “eligible horizontal residual interest” under Regulation RR. The fair value of [the Class [●] Notes and] the Certificates[, together with the face value of amounts on deposit in the [Risk Retention] Reserve Account,] is expected to represent at least [5]% of the sum of the fair value of the Notes and the Certificates on the [Initial] Closing Date. The Depositor, or another majority-owned affiliate of World Omni, is required to retain [the Class [●] Notes and] the Certificates until the latest to occur of:

•	the date the aggregate Securitization Value is less than or equal to 33% of the aggregate Securitization Value as of the [Initial][Actual] Cutoff Date,

•	the date the outstanding principal amount of the Notes is less than or equal to 33% of the initial outstanding principal amount of the Notes on the [Initial] Closing Date, and

•	two years after the [Initial] Closing Date.

World Omni, the Depositor or any of their affiliates may not transfer, finance, pledge or hedge the credit risk of the retained interest during this period, except as permitted under Regulation RR.]

[In general, the Certificates will evidence the residual interest in the Issuing Entity and represent the right to receive any excess amounts not needed on any Payment Date to pay the servicing fee, administration fee, amounts owing the Asset Representations Reviewer, make required payments on the Notes and make deposits into the [Risk Retention] Reserve Account. Because the Certificates are subordinated to each class of Notes and are only entitled to amounts not needed on a Payment Date to make payments on more senior interests issued by the Issuing Entity or to make other required payments or deposits according to the priority of payments described in “Description of the Transaction Documents—Distributions on the Securities,” the Certificates absorb all losses on the leases and leased vehicles before any losses are incurred by the more senior interests issued by the Issuing Entity. The payments available to the Certificates will be primarily dependent on the cash flows of the Units. For a description of certain material terms of the Certificates, including with respect to their payment priority and rights upon an Event of Default, see “Description of the Transaction Documents—Distributions on the Securities” and “Description of the Transaction Documents—Description of the Certificates” in this prospectus. [For a description of certain material terms of the [Risk Retention] Reserve Account, see “Description of the Transaction Documents—Distributions on the Securities” and “Description of the Transaction Documents—[Risk Retention] Reserve Account.”] For a description of the credit enhancement available for the Notes, including the excess interest and overcollateralization, see “Description of the Transaction Document—Reserve Account” and “—Overcollateralization.”]

[If the aggregate initial principal amount of the Notes is $[●], the fair value of the Notes and the Certificates is summarized below. The totals in the table may not sum due to rounding:]

Class of Securities	[Range of] Fair Values (in millions)	[Range of] Fair Values (as a percentage of the fair values of the Notes and the Certificates)
Class A Notes	[●]	[●]%
[Class B Notes	[●]	[●]%]
[Class C Notes	[●]	[●]%]
[Class D Notes	[●]	[●]%]
[Class E Notes	[●]	[●]%]
[Class F Notes	[●]	[●]%]
Certificates	[●]	[●]%
Total	[●]	[●]%

[If the aggregate initial principal amount of the Notes is $[●], the fair value of the Notes and the Certificates is summarized below. The totals in the table may not sum due to rounding:]

Class of Securities	[Range of] Fair Values (in millions)	[Range of] Fair Values (as a percentage of the fair values of the Notes and the Certificates)
Class A Notes	[●]	[●]%
[Class B Notes	[●]	[●]%]
[Class C Notes	[●]	[●]%]
[Class D Notes	[●]	[●]%]
[Class E Notes	[●]	[●]%]
[Class F Notes	[●]	[●]%]
Certificates	[●]	[●]%
Total	[●]	[●]%

[The Sponsor determined the fair value of the Notes and the Certificates using a fair value measurement framework under generally accepted accounting principles. In measuring fair value, the use of observable and unobservable inputs and their significance in measuring fair value are reflected in the fair value hierarchy assessment, with Level 1 inputs favored over Level 3 inputs because Level 1 is the most objective whereas Level 3 is the most subjective.]

• [Level 1 — inputs include quoted prices for identical instruments and are the most observable,

• Level 2 — inputs include quoted prices for similar instruments and observable inputs such as interest rates and yield curves, and

• Level 3 — inputs include data not observable in the market and reflect management judgment about the assumptions market participants would use in pricing the instrument.]

[The fair value of the Notes is categorized within Level 2 of the hierarchy, reflecting the use of inputs derived from prices for similar instruments. The fair value of each class of the Notes is assumed to be approximately equal to the initial principal amount of such class. This reflects the expectation that the final interest rates of the Notes will be consistent with the interest rate assumptions below:]

Class of Notes	Interest Rate
Class A-1[a/b] Notes	[●]%/[the applicable Benchmark] plus [●]%
Class A-2[a/b] Notes	[●]%/ [the applicable Benchmark] plus [●]%
Class A-3[a/b]Notes	[●]%/ [the applicable Benchmark] plus [●]%
Class A-4[a/b] Notes	[●]%/ [the applicable Benchmark] plus [●]%
[Class B[a/b] Notes	[●]%/ [the applicable Benchmark] plus [●]%]
[Class C[a/b] Notes	[●]%/ [the applicable Benchmark] plus [●]%]
[Class D[a/b] Notes	[●]%/ [the applicable Benchmark] plus [●]%]

[Class E[a/b] Notes	[●]%/ [the applicable Benchmark] plus [●]%]
[Class F[a/b] Notes	[●]%/ [the applicable Benchmark] plus [●]%]

[These interest rates are estimated based on recent pricing of similar transactions and market-based expectations for interest rates and credit risk applicable to the Notes.]

[The fair value of the Certificates is categorized within Level 3 of the hierarchy as inputs to the fair value calculation are generally not observable. To calculate the fair value of the Certificates, World Omni utilized a valuation model. This model forecasts future cash flows from the Pool of leases and leased vehicles, the interest and principal payments on each class of Notes and the servicing fee. The resulting cash flows to the Certificates are discounted to present value based on a discount rate that reflects the credit exposure to these cash flows and current market interest rates. In completing these calculations, World Omni made the following assumptions:

•	Except as otherwise described in the following bullets, cash flows for the leases and leased vehicles are calculated using the assumptions as described in “Prepayment and Yield Considerations—Weighted Average Life of the Securities.”

•	[[If the aggregate initial principal amount of the Notes is $[●],] the Issuing Entity issues Class A-1 Notes with an initial principal amount of $[●] [(consisting of Class A-1a Notes with an initial principal amount of $[●] and Class A-1b Notes with an initial principal amount of $[●])], Class A-2 Notes with an initial principal amount of $[●] [(consisting of Class A-2a Notes with an initial principal amount of $[●] and Class A-2b Notes with an initial principal amount of $[●])], Class A-3 Notes with an initial principal amount of $[●] [(consisting of Class A-3a Notes with an initial principal amount of $[●] and Class A-3b Notes with an initial principal amount of $[●])], Class A-4 Notes with an initial principal amount of $[●] [(consisting of Class A-4a Notes with an initial principal amount of $[●] and Class A-4b Notes with an initial principal amount of $[●])][,] [and] [Class B Notes with an initial principal amount of $[●] [(consisting of Class Ba Notes with an initial principal amount of $[●] and Class Bb Notes with an initial principal amount of $[●])][,] [and] [Class C Notes with an initial principal amount of $[●] [(consisting of Class Ca Notes with an initial principal amount of $[●] and Class Cb Notes with an initial principal amount of $[●])][,] [and] [Class D Notes with an initial principal amount of $[●] [(consisting of Class Da Notes with an initial principal amount of $[●] and Class Db Notes with an initial principal amount of $[●])][,] [and] [Class E Notes with an initial principal amount of $[●] [(consisting of Class Ea Notes with an initial principal amount of $[●] and Class Eb Notes with an initial principal amount of $[●])] [and Class F Notes with an initial principal amount of $[●] [(consisting of Class Fa Notes with an initial principal amount of $[●] and Class Fb Notes with an initial principal amount of $[●])[,] [and if the aggregate initial principal amount of the Notes is $[●], the Issuing Entity issues Class A-1 Notes with an initial principal amount of $[●] [(consisting of Class A-1a Notes with an initial principal amount of $[●] and Class A-1b Notes with an initial principal amount of $[●])], Class A-2 Notes with an initial principal amount of $[●] [(consisting of Class A-2a Notes with an initial principal amount of $[●] and Class A-2b Notes with an initial principal amount of $[●])], Class A-3 Notes with an initial principal amount of $[●] [(consisting of Class A-3a Notes with an initial principal amount of $[●] and Class A-3b Notes with an initial principal amount of $[●])], Class A-4 Notes with an initial principal amount of $[●] [(consisting of Class A-4a Notes with an initial principal amount of $[●] and Class A-4b Notes with an initial principal amount of $[●])][,] [and] [Class B Notes with an initial principal amount of $[●] [(consisting of Class Ba Notes with an initial principal amount of $[●] and Class Bb Notes with an initial principal amount of $[●])][,] [and] [Class C Notes with an initial principal amount of $[●] [(consisting of Class Ca Notes with an initial principal amount of $[●] and Class Cb Notes with an initial principal amount of $[●])][,] [and] [Class D Notes with an initial principal amount of $[●] [(consisting of Class Da Notes with an initial principal amount of $[●] and Class Db Notes with an initial principal amount of $[●])][,] [and] [Class E Notes with an initial principal amount of $[●] [(consisting of Class Ea Notes with an initial principal amount of $[●] and Class Eb Notes with an initial principal amount of $[●])] [and Class F Notes with an initial principal amount of $[●] [(consisting of Class Fa Notes with an initial principal amount of $[●] and Class Fb Notes with an initial principal amount of $[●])]].

•	[When the allocation of the initial principal amount of the Class [●]-[●] Notes is determined on or before the date of pricing, [if the aggregate initial principal amount of the Notes is $[●], the maximum amount of Class [●]-[●]a Notes that would be issued is $[●] (in which case, $0 of Class [●]-[●]b Notes would be issued) and the minimum amount of Class [●]-[●]a Notes that would be issued is $[●] (in which case, $[●] of Class [●]-

[●]b Notes would be issued) and, if the aggregate initial principal amount of the Notes is $[●],] the maximum amount of Class [●]-[●]]a Notes that would be issued is $[●] (in which case, $0 of Class [  []-[●]b Notes would be issued) and the minimum amount of Class [●]-[●]a Notes that would be issued is $[●] (in which case, $[●] of Class [●]-[●]b Notes would be issued).]

•	Interest accrues on the Notes at [either end of the range of] the rates described above. In determining the interest payments on the floating rate Class [●]-[●]b Notes, [the applicable Benchmark] is assumed to reset consistent with the applicable forward rate curve as of [●], 20[●].

•	[No Benchmark Transition Event has occurred.]

•	Leases prepay at an ABS rate using a [●]% Prepayment Assumption as described in “Prepayment and Yield Considerations—Weighted Average Life of the Securities” and proceeds related to prepayments equal the Securitization Value.

•	Retained and returned vehicles are assumed to have a residual value loss of [●]% based upon the Base Residual Value.

•	Residual losses are applied to those leases that do not prepay or default.

•	A projected gross default rate as a percentage of the aggregate Securitization Value as of the [Initial][Actual] Cutoff Date of [●]%, which will assume [●]% of losses occur in each of the first two years after the [Initial] Closing Date and [●]% of losses occur in the third year after the [Initial] Closing Date, and that the losses are distributed equally within each such year.

•	The recovery rate on charged-off leases is [●]% of the Securitization Value of such charged-off leases, and the time to recovery is [●] days.

•	The vehicle turn-in rate on the Units is [●]% with a [2] month residual lag.

•	Cash flows distributable to the holders of the Certificates are discounted at [●]%.

•	The Exchange Note remains outstanding until maturity and the Servicer does not exercise its clean up call option to purchase the Exchange Note.

•	[[Statistical][Specified] Discount Rate applicable to Initial Note Value and aggregate initial principal amount of the Notes —estimated considering the composition of the leases and recent pricing of Notes issued in similar transactions and market-based expectations for interest rates on the Notes.]

World Omni developed these inputs and assumptions by considering the following factors:

•	Interest rates of the Notes — based on current market credit spreads and interest rates and credit spreads for recent prior World Omni securitization transactions.

•	ABS rate — estimated considering the composition of the leases and leased vehicles and the performance of its prior securitized pools.

•	Residual gains and losses — reflects a determination by World Omni and the Depositor considering, among other items, the composition of the leases and leased vehicles, the performance of its prior World Omni securitized pools, the expected residual gains and losses as determined by the NRSROs hired by World Omni to rate the Notes and projected vehicle market values from third parties.

•	Gross default, timing curve, recovery rate and vehicle turn-in rate — reflects a determination by World Omni and the Depositor considering, among other items, the composition of the leases and leased vehicles, the performance of its prior World Omni securitized pools and the expected gross default rate and assumptions as determined by the NRSROs hired by World Omni to rate the Notes.

•	Discount rate applicable to the Certificates — reflects a determination by World Omni and the Depositor considering, among other items, discount rate assumptions for securitization transactions with similarly-structured residual interests, qualitative factors that consider the subordinate nature of the first-loss exposure, and the rate of return that third-party investors would require to purchase residual interests similar to the Certificates.

[World Omni will recalculate the fair value of the Certificates following the [Initial] Closing Date to reflect any changes in the methodology or inputs and assumptions described above. The Sponsor or the Depositor will disclose in the first investor report filed on Form 10-D following the [Initial] Closing Date any material differences or changes in the methodology or key inputs and assumptions used to calculate the fair value at the time of closing, as well as updated information regarding the fair value of the retained Certificates [and the face value of amounts on deposit in the [Risk Retention] Reserve Account of the Issuing Entity.]

[EU SECURITISATION REGULATION AND UK SECURITISATION FRAMEWORK

[insert for transactions structured to comply with material net economic interest retention]

For further information on the matters referred to below and the corresponding risks, see “Risk Factors— Risks Relating to Certain Regulatory and Other Material Legal Aspects of the Units —Requirements for Certain European Union and United Kingdom Regulated Investors” in this prospectus.

On the [Initial] Closing Date, the Sponsor will represent and confirm, covenant and agree, with reference to the Securitisation Rules as in effect and applicable on the [Initial] Closing Date, that:

(a)    it, as “originator” (as such term is defined for the purposes of each of the EU Securitisation Regulation and the UK Securitisation Framework) with respect to each Unit, will retain, upon issuance of the Notes, continually and on an ongoing basis, for as long as any Notes remain outstanding, the Retained Interest in the securitisation transaction described in this prospectus, in the form specified in paragraph (d) of Article 6(3) of the EU Securitisation Regulation and the form specified in each of paragraph 1(d) of SECN 5.2.8R and paragraph (d) of Article 6(3) of Chapter 2 of the PRASR, in each case for the purposes of the UK Securitisation Framework, by holding and continuing to hold (i) indirectly, all the limited liability company interests in the Depositor (being a special purpose entity and not an operating company), either directly or indirectly through one or more wholly-owned subsidiaries of the Sponsor (each being a special purpose entity and not an operating company), the Depositor in turn retaining the Certificates to be issued by the Issuing Entity, and (ii) the residual interest in the Reference Pool, such Certificates and interest collectively representing at least [5]% of the aggregate Securitization Value of the Units in the Reference Pool;

(b)    it will not (and will not permit the Depositor or any of its other affiliates to) hedge or otherwise mitigate its credit risk under or associated with the Retained Interest, or sell, transfer or otherwise surrender all or part of the rights, benefits or obligations arising from the Retained Interest, except, in each case, to the extent permitted in accordance with the Securitisation Rules;

(c)    it will not change the manner in which it retains or the method of calculating the Retained Interest while any of the [Offered] Notes are outstanding, except under exceptional circumstances, and to the extent permitted in accordance with the Securitisation Rules;

(d)    it will provide ongoing confirmation of its continued compliance with its obligations in the foregoing clauses (a), (b) and (c), (i) in or concurrently with the delivery of each Servicer Certificate, (ii) upon the occurrence of any event of default and (iii) from time to time upon request by any Noteholder in connection with (x) any change in the structural features of the securitisation transaction described in this prospectus that could materially impact the performance of the [Offered] Notes, (y) any change in the performance of the securitisation transaction described in this prospectus, in the risk characteristics of the securitisation transaction described in this prospectus or of the Units which, in any case, could materially impact the performance of the [Offered] Notes, or (z) any material breach of the transaction documents;

(e)    it will promptly notify the Issuing Entity in writing if for any reason it fails to comply with any of the covenants set out in paragraphs (a), (b) and (c) above; and

(f)     it was not established for, and does not operate for, the sole purpose of securitizing exposures.

The Securitisation Rules provide that an entity shall not be considered an “originator” within the meaning of such rules if it has been established or operates for the sole purpose of securitizing exposures. The EU RTS further provide that “[a]n entity shall not be considered to have been established or to operate for the sole purpose of securitising exposures… where all of the following applies: (a) the entity has a strategy and the capacity to meet payment obligations consistent with a broader business model that involves material support from capital, assets, fees or other sources of income, by virtue of which the entity does not rely on the exposures to be securitised, on any interests retained or proposed to be retained in accordance with Article 6 of [the EU Securitisation Regulation], or on any corresponding income from such exposures and interests, as its sole or predominant source of revenue; (b) the members of the management body have the necessary experience to enable the entity to pursue the established business strategy, as well as adequate corporate governance arrangements.” In this regard, see, in particular, “The Servicer, Sponsor and Administrator” in this prospectus for information with regard to the Sponsor’s business and related operations.

Except as described herein, no party to the transaction described in this prospectus will undertake, or intends, to take or refrain from taking any action with regard to such transaction in a manner prescribed or contemplated by the EU Securitisation Rules or the UK Securitisation Rules, or to take any other action for the purposes of, or in connection with, facilitating or enabling compliance by any person with the EU Investor Due Diligence Requirements, the UK Investor Due Diligence Requirements or any other law or regulation now or hereafter in effect in the EU, the EEA or the UK in relation to risk retention, due diligence and monitoring, credit granting standards, transparency or any other conditions with respect to investments in securitization transactions. In particular, without limitation, no such person will undertake, or intends, to comply with the EU Transparency Requirements or to make available any additional information or reporting in connection with the EU Investor Due Diligence Requirements or the UK Investor Due Diligence Requirements with respect to verification that the originator, sponsor or SSPE has made and/or will make available information in respect of the relevant transaction.

Each prospective investor in the [Offered] Notes that is an EU Affected Investor or a UK Affected Investor should independently assess and determine whether, and to what extent, the agreement by World Omni to retain the Retained Interest as described in this prospectus and the information provided in this prospectus, in the monthly reports to Noteholders or otherwise available to or to be provided to Noteholders, are or will be sufficient for the purposes of such prospective investor’s compliance with the EU Investor Due Diligence Requirements, the UK Investor Due Diligence Requirements and/or any corresponding national measures that may be relevant and/or with any other applicable legal, regulatory or other requirements.

Prospective investors that are EU Affected Investors or UK Affected Investors should be aware that the interpretation of the EU Investor Due Diligence Requirements and the UK Investor Due Diligence Requirements, respectively, remains uncertain and that supervisory authorities and national and other regulators may have different views as to how the EU Investor Due Diligence Requirements or the UK Investor Due Diligence Requirements, as applicable, should be interpreted, and those views are still evolving. Furthermore, both the EU Securitisation Rules and the UK Securitisation Rules are expected to change over time and there is no certainty as to the timing or nature of those changes.

None of World Omni, the Depositor, the Issuing Entity, the underwriters, the Indenture Trustee, the Owner Trustee, the Closed-End Collateral Agent, the other parties to the transactions described in this prospectus, nor any of their respective affiliates: (a) makes any representation, warranty or guarantee as to the applicability (or otherwise) of the EU Securitisation Rules or the UK Securitisation Rules to an investment in the Notes; (b) makes any representation, warranty or guarantee that the agreement by World Omni to retain the Retained Interest as described in this prospectus or any information provided in this prospectus, in the monthly reports to Noteholders or otherwise available to or to be provided to Noteholders, are or will be sufficient in all circumstances for the purposes of any Noteholder’s or prospective investor’s compliance with the EU Investor Due Diligence Requirements or the UK Investor Due Diligence Requirements, as applicable, and/or any corresponding national measures that may be relevant, or with any other applicable legal, regulatory or other requirements, or that the structure of the Notes, World Omni (including its agreement to retain the Retained Interest) and the transactions described herein are otherwise compliant with the EU Securitisation Rules or the UK Securitisation Rules; (c) will have any liability to any person with respect to any deficiency in such agreement or any such information, or with respect to any Noteholder’s or prospective investor’s failure or inability to comply with the EU Investor Due Diligence Requirements or the UK Investor Due Diligence Requirements, as applicable, and/or any corresponding national measures that may be relevant, or with any other applicable legal, regulatory or other requirements (other than, in each case, any liability arising under a transaction document as a result of a breach by such person of that transaction document); or (d) will have any obligation with respect to the EU Securitisation Rules or the UK Securitisation Rules, other than the specific obligations undertaken with respect to the Retained Interest, as described above.

Any failure by an EU Affected Investor to comply with the EU Investor Due Diligence Requirements or by a UK Affected Investor to comply with the UK Investor Due Diligence Requirements, in either case with respect to an investment in the [Offered] Notes, may result in the imposition of a penalty regulatory capital charge on that investment or other regulatory sanctions and/or remedial measures being imposed or taken by such investor’s regulatory authority. The EU Securitisation Rules, the UK Securitisation Rules and any changes to the regulation or regulatory treatment of the [Offered] Notes for some or all investors may negatively impact the regulatory position of Noteholders or prospective investors and have an adverse impact on the value and liquidity of the [Offered] Notes. Prospective investors are responsible for and should analyze their own legal and regulatory position and are encouraged to consult with their own investment and legal advisors regarding the scope and application of, and compliance with, the EU Investor Due Diligence Requirements or the UK Investor Due Diligence Requirements, as applicable, and any other applicable regulations, and the suitability of the [Offered] Notes for investment.]

CERTAIN PROVISIONS OF THE TITLING TRUST DOCUMENTS AND RELATED AGREEMENTS

Closed-End Collateral Specified Interest, Reference Pools and Exchange Notes

The Titling Trust has two initial series of specified interests. One of these series will hold only closed-end leases and related leased vehicles and is referred to as the “Closed-End Collateral Specified Interest.” The other series, which is known as the “Open-End Collateral Specified Interest,” will hold open-ended leases and the related leased vehicles. The beneficial interests in the Closed-End Collateral Specified Interest and the Open-End Collateral Specified Interest are represented by the Closed-End Collateral Specified Interest certificate and the Open-End Collateral Specified Interest certificate and are currently held by the Initial Beneficiary. The Exchange Notes, Reference Pools, unencumbered pools and Warehouse Facility Pool discussed herein only pertain to the Closed-End Collateral Specified Interest.

Unencumbered Pools. The Titling Trust may allocate leases and leased vehicles to one or more unencumbered pools which include all Titling Trust assets in the Closed-End Collateral Specified Interest not allocated to any Warehouse Facility Pool or Reference Pools with respect to Exchange Notes.

Warehouse Facility Pool. In order to provide an ongoing source of funds to finance the acquisition of Units from dealers, the Titling Trust is a party to one or more financing facilities with an affiliate, which affiliate in turn is a party to a financing facility with lenders with scheduled commitment termination dates. The Titling Trust’s current facility is secured pursuant to the Pledge and Security Agreement by the “Warehouse Facility Pool,” which includes all Titling Trust assets in the Closed-End Collateral Specified Interest not allocated to any Reference Pools with respect to Exchange Notes or allocated to any unencumbered pools of the Titling Trust.

Creation of Reference Pools and Issuance of Exchange Notes. The Initial Beneficiary has the right and option to purchase from the lenders in the warehouse facilities all or a portion of the outstanding advances under the warehouse facilities, including advances made by World Omni Lease Finance LLC to the Titling Trust, for a “Purchase Price” equal to the outstanding principal amount of that indebtedness plus any interest due and payable thereon (and certain other amounts). Those advances are then exchanged by the Initial Beneficiary for an Exchange Note issued by the Titling Trust to the Initial Beneficiary in an amount equal to the sum of the Purchase Price paid by the Initial Beneficiary for the advances and the amount of any funds advanced by the Initial Beneficiary to the Titling Trust pursuant to the Collateral Agency Agreement.

World Omni or its affiliates may from time to time provide a subordinate warehouse facility to the Titling Trust. To the extent World Omni or its affiliates have provided this facility, and there is an outstanding balance under that facility, the Exchange Note may replace all or a portion of the outstanding balance of the subordinate warehouse debt, and the outstanding advances of the warehouse lenders and any funds advanced by Auto Lease Funding LLC.

The terms of an Exchange Note will be set forth in such Exchange Note, the Collateral Agency Agreement and the related supplement to the Collateral Agency Agreement. Such supplement to the Collateral Agency Agreement will designate the initial leases and the related leased vehicles allocated to a new Reference Pool. When an Exchange Note is issued, the Servicer will enter into a supplement to the Servicing Agreement, which provides for the servicing of those Units allocated to the related Reference Pool.

Other Transactions Involving the Creation of Reference Pools. In connection with other securitizations and transactions, the Titling Trust will issue and has previously issued Other Exchange Notes to the Initial Beneficiary. Each such Exchange Note is secured by and paid principally from a related Reference Pool of Units and is referred to as an “Other Exchange Note,” and the related Reference Pool is referred to herein as the “Other Reference Pool.”

The Initial Beneficiary will sell and contribute and has sold and contributed the Other Exchange Notes to the Depositor, who will transfer and has transferred them into a securitization trust. The Depositor may also pledge those Other Exchange Notes to secure leveraged leasing transactions or other financing transactions.

Holders of an Exchange Note have the right to proceeds from only the Units allocated to the related Reference Pool. The holder of the Exchange Note will receive the proceeds of and collections on the Units in the related Reference Pool in the manner set forth in “—Application of Collections on the Reference Pools” below in this prospectus. The holder of the Exchange Note will not receive proceeds from any Units in any unencumbered pool, the Warehouse Facility Pool or Other Reference Pools related to any Other Exchange Notes. Holders of an Exchange Note must waive claims to Titling Trust assets not allocated to their interest. Each holder of an Exchange Note, and each person to whom an Exchange Note is pledged, will also be required to expressly disclaim any interest in the assets of the Titling Trust other than those allocated to the Reference Pool related to such Exchange Note and to fully subordinate any claims to those other assets. In turn each beneficiary of any unencumbered pool, each holder of any Other Exchange Note and each lender with respect to the Warehouse Facility Pool, and each pledgee of any of these, must similarly expressly disclaim (or will be deemed to have disclaimed) any interest in the Reference Pool related to the Exchange Note securing the Notes offered by this prospectus and fully subordinate their respective claims to any Units in such Reference Pool.

Titling Trustee

The Titling Trustee will be under no obligation to exercise any of the discretionary rights or powers vested in it by the Exchange Note Supplement, or to institute, conduct or defend any litigation under the Exchange Note Supplement or in relation thereto, unless the party requesting that action has offered to the Titling Trustee reasonable security or indemnity against the costs, expenses or liabilities that may be incurred therein or thereby.

Resignation and Removal of the Titling Trustee or Titling Trust Administrator

None of the Titling Trust Administrator, the Titling Trustee or the Delaware Trustee may resign without the consent of the Initial Beneficiary unless that party ceases to be eligible under the Titling Trust Documents. The Initial Beneficiary may remove the Titling Trust Administrator. The Initial Beneficiary at its discretion may remove the Titling Trust Administrator or either trustee if at any time such party (or, to the extent such party is a wholly-owned subsidiary, such party’s parent) ceases to (a) be either (i) a banking association organized under the laws of the United States or (ii) a corporation organized in one of the fifty states of the United States, the District of Columbia or the Commonwealth of Puerto Rico, (b) not be the Initial Beneficiary or any affiliate thereof, (c) be qualified as a trustee to hold Titling Trust assets located in the Five-State Area, (d) be authorized to exercise corporate trust power, or (e) have a combined capital and surplus of at least $[50,000,000]. In addition, the Initial Beneficiary may remove the Titling Trust Administrator or either trustee if (A) any representation or warranty made by that party under the Titling Trust Documents was untrue in any material respect when made and not cured within 30 days following actual knowledge thereof or notice thereto, and such party fails to resign after written request, (B) at any time that party is incapable of acting, is legally unable to act, or adjudged bankrupt or insolvent, (C) a receiver of the Titling Trustee or its property has been appointed or (D) any public officer has taken charge or control of the Titling Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation.

Upon the removal of the Titling Trustee, the Initial Beneficiary will promptly appoint a successor trustee or Titling Trust Administrator. Any resignation or removal of that party and appointment of a successor will not become effective until acceptance of appointment by that successor.

Indemnity of Titling Trustees

The Titling Trustee and the Titling Trust Administrator, including their respective officers, directors, shareholders, employees and agents (each an “Indemnified Person”) will be indemnified and held harmless by the holders of the certificates of specified interests with respect to any loss, liability or expenses, including reasonable attorneys’ and other professionals’ fees and expenses, arising out of or incurred in connection with any of the related Titling Trust assets with respect to that specified interest, including any liabilities arising out the Indemnified Person’s acceptance or performance of the trusts and duties contained in the Titling Trust Documents. Notwithstanding the foregoing, the Titling Trustee will not be indemnified or held harmless out of the included Units relating to a series of securities as to such a loss:

•	incurred by reason of the Titling Trustee’s willful misfeasance, bad faith or gross negligence; or

•	incurred by reason of the Titling Trustee’s breach of its representations and warranties made in the Titling Trust Documents.

Issuing Entity as Third-Party Beneficiary

As the holder and pledgee of an Exchange Note, the Issuing Entity and the Indenture Trustee, respectively, will be third-party beneficiaries of the Exchange Note Supplement as it relates to the Exchange Note.

Termination

The Titling Trust and the Titling Trust Documents will terminate on the final distribution by the Titling Trust Administrator of all moneys or other property constituting Titling Trust assets or upon the direction of the Initial Beneficiary, provided that there are no outstanding obligations of the Titling Trust. Any specified interest may be terminated upon receipt by the Titling Trust Administrator of direction to terminate that specified interest from the holders of the certificates with respect to such specified interest, but such termination shall be subject to the rights of any registered pledgee or creditors of any interest in and to that specified interest.

Securities Owned by the Issuing Entity, the Depositor, the Servicer and their Affiliates

In general, except as otherwise described in this prospectus and the transaction documents, so long as any Notes are outstanding, any Notes owned by the Issuing Entity, the Depositor, the Servicer (so long as World Omni or one of its affiliates is the Servicer) or any of their respective affiliates will be entitled to benefits under those transaction documents, equally and proportionately to the benefits afforded other owners of the Notes except that those Notes will be deemed not to be outstanding for the purpose of determining whether the requisite percentage of the related Noteholders have given any request, demand, authorization, direction, notice, consent or other action under the transaction documents.

Information Requests

The parties to the transaction documents relating to the Notes will agree to provide any information reasonably requested by the Servicer, the Issuing Entity, the Depositor or any of their affiliates, at the expense of the Servicer, the Issuing Entity, the Depositor or any of their affiliates, as applicable, in order to comply with or obtain more favorable treatment under any current or future law, rule, regulation, accounting rule or principle.

Securities Exchange Act Filing

The Issuing Entity will authorize the Servicer and the Depositor, or either of them, to prepare, sign, certify and file any and all reports, statements and information respecting the Issuing Entity and/or the Notes required to be filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder.

Exchange Note Default

Any of the following events or occurrences with respect to any Exchange Note will constitute an “Exchange Note Default” solely with respect to that Exchange Note:

•	the Titling Trust fails to pay or cause to be paid any principal of that Exchange Note on the applicable Final Scheduled Payment Date and, if such failure is due to an administrative omission, mistake or technical difficulty, that failure continues for 5 Business Days after the date when such principal became due;

•	the Titling Trust fails to pay or cause to be paid any part of the interest due and payable on the Exchange Note specified in the Exchange Note Supplement, and that failure continues for 5 Business Days after the due date;

•	there is a default in the observance or performance of any covenant or agreement of the Titling Trust made in the Collateral Agency Agreement or the Exchange Note Supplement (other than a covenant or agreement, a default in the observance or performance of which is specifically covered by another Exchange Note Default), the Exchange Noteholders of that Exchange Note are materially and adversely affected by such default and such default is not cured on or before the 60th day after the Titling Trust has received a notice from that Exchange Noteholders that states that it is a “notice of Exchange Note Default”

and specifies the default; and

•	any representation or warranty of the Titling Trust made in the Collateral Agency Agreement, the Exchange Note Supplement or in any certificate or other document delivered in connection with the Collateral Agency Agreement or the Exchange Note Supplement with respect to the Exchange Note proves to have been incorrect as of the time made, the Exchange Noteholders of that Exchange Note are materially and adversely affected by such incorrectness and such incorrectness is not cured on or before the 60th day after the Titling Trust has received a notice from such Exchange Noteholders that states that it is a “notice of Exchange Note Default” and specifies the default.

Notwithstanding the foregoing, a delay or failure of performance referred to under any of the foregoing bullets will not constitute an Exchange Note Default for a period of thirty (30) additional days after the applicable cure period specified in such clause, to the extent such delay or failure arose from Force Majeure. Within 5 Business Days after an authorized officer of the Titling Trust first has actual knowledge of the occurrence of an Exchange Note Default with respect to any Exchange Note, the Titling Trust will notify the Servicer, the Administrative Agent, the Deal Agent and the Exchange Noteholder of its status and what action, if any, the Titling Trust is taking or proposing to take with respect to that Exchange Note Default.

If an Exchange Note Default occurs and is continuing with respect to any Exchange Note, the Exchange Noteholder may, by notice to the Titling Trust, the Servicer, the Closed-End Collateral Agent and the Administrative Agent, declare such Exchange Note to be immediately due and payable, and upon any such declaration the outstanding principal balance of that Exchange Note and any more senior Exchange Note related to the same Reference Pool, together with accrued and unpaid interest thereon through the date of acceleration, will become immediately due and payable.

If an event of bankruptcy has occurred and is continuing or an Exchange Note Default has occurred and is continuing and the Exchange Noteholder has declared the Exchange Note to be immediately due and payable, subject to certain limitations on enforcement set forth in the Collateral Agency Agreement, the Exchange Noteholder may (i) commence appropriate proceedings and pursue any of its other rights, remedies, powers or privileges under the Collateral Agency Agreement, the Warehouse Facility Pool or otherwise; and (ii) direct the Closed-End Collateral Agent to and the Closed-End Collateral Agent will (x) institute proceedings for the complete or partial foreclosure on the Units included in the related Reference Pool; (y) exercise any remedies of a secured party under the UCC and take any other appropriate action to protect and enforce the rights and remedies of such Exchange Noteholder; and/or (z) sell or otherwise liquidate all or a portion of the Collateral pledged to the Closed-End Collateral Agent under the Pledge and Security Agreement (the “Collateral”) and included in the Reference Pool with respect to such Exchange Note, or any right or interest included in that Collateral, at one or more public or private sales called and conducted in any manner permitted by law.

The proceeds of any liquidation or sale of the Collateral included in any Reference Pool will be applied in the manner set forth in the prospectus.

Application of Collections on the Reference Pools

On each Payment Date, the Administrative Agent will, with respect to each Reference Pool, withdraw from the Exchange Note Collection Account an amount equal to the collections for that Reference Pool and that Payment Date and apply those amounts as described under “Description of the Transaction Documents—Distributions on the Exchange Note” in this prospectus.

AFFILIATIONS AND RELATIONSHIPS AMONG TRANSACTION PARTIES

[The Owner Trustee is not an affiliate of any of the Depositor, the Sponsor, Auto Lease Finance LLC, the Closed-End Collateral Agent, the Servicer, the Titling Trust, the Issuing Entity or the Indenture Trustee. However, the Owner Trustee and one or more of its affiliates may, from time to time, engage in arm’s length transactions with the Depositor, Auto Lease Finance LLC, the Servicer, the Titling Trust, the Indenture Trustee, or affiliates of any of them, that are distinct from its role as Owner Trustee, including transactions both related and unrelated to the securitization of retail leases.]

[The Indenture Trustee is not an affiliate of any of the Depositor, the Sponsor, Auto Lease Finance LLC, the Servicer, the Titling Trust, the Issuing Entity, the Owner Trustee, the Titling Trustee or the Titling Trustee Agent. However, the Indenture Trustee and one or more of its affiliates may, from time to time, engage in arm’s length transactions with the Depositor, Auto Lease Finance LLC, the Sponsor, the Titling Trust, the Owner Trustee, or affiliates of any of them, that are distinct from its role as Indenture Trustee, including transactions both related and unrelated to the securitization of retail leases.]

[The Asset Representations Reviewer is not an affiliate of any of the Depositor, the Sponsor, Auto Lease Finance LLC, the Closed-End Collateral Agent, the Servicer, the Titling Trust, the Issuing Entity, the Indenture Trustee, the Owner Trustee, the Titling Trustee or the Titling Trustee Agent. However, the Asset Representations Reviewer and one or more of its affiliates may, from time to time, engage in arm’s length transactions with the Depositor, the Sponsor, the Indenture Trustee, the Owner Trustee, or affiliates of any of them, that are distinct from its role as Asset Representations Reviewer, including transactions both related and unrelated to the securitization of retail installment sale contracts and loans.]

The Owner Trustee, Administrative Agent, Delaware Trustee and Titling Trustee Agent are affiliates and may be involved in transactions with each other involving securitizations.

[[●], an underwriter for the [Class [●]] Notes, and [●], the [Swap][Cap] Counterparty, are affiliates and engage in transactions with each other involving securitizations.]

The Sponsor and the Depositor are affiliates and also engage in other transactions with each other involving securitizations and sales of leases, retail installment sale contracts and loans.

Each of the Asset Representations Reviewer, the Servicer and the Administrator will be an independent contractor and will not be subject to the supervision of the Issuing Entity or the Owner Trustee for the manner in which it accomplishes the performance of its obligations under the trust documents. Unless expressly authorized by the trust documents or the Issuing Entity, each of the Asset Representations Reviewer, the Servicer and the Administrator will have no authority to act for or represent the Issuing Entity and will not be considered an agent of the Issuing Entity. Nothing in the trust documents will (i) make any of the Asset Representations Reviewer, the Servicer or the Administrator, on the one hand, and the Issuing Entity, on the other hand, members of any partnership, joint venture, association, syndicate, unincorporated business or other separate entity, (ii) be construed to impose any liability as such on any of them or (iii) be deemed to confer on any of them any express, implied or apparent authority to incur any obligation or liability on behalf of the others.

[Description of specific transactions or arrangements to be added if material to investors.]

FEES AND EXPENSES

The fees and expenses paid or payable from Collections or Available Funds are set forth in the table below. Those fees and expenses are paid on each Payment Date as described above under “Description of the Transaction Documents—Distributions on the Securities—Allocations and Distributions on the Securities.”

Type of Fee	Amount of Fee	Party Receiving Fee	Priority in Distribution
Servicing Fee(1)	Product of (a) one-twelfth and (b) [1.00]% and (c) the aggregate Securitization Value of all Units as of the beginning of that Collection Period (2)	Servicer	Payable prior to payment of interest and principal on the Exchange Note
Administration Fee	Product of (a) one-twelfth and (b) [0.05]% and (c) the aggregate Securitization Value of all Units as of the beginning of that Collection Period (3)	Administrator	Payable prior to payment of interest and principal on the Notes
[Asset Representations Reviewer annual fee(4) ]	[$[●] each year]	[Asset Representations Reviewer]	[Payable prior to payment of interest and principal on the Notes, to the extent not paid by the Servicer]
[Asset Representations Reviewer review fee(4) ]	[$[●] for each Review Receivable on completion of a review]	[Asset Representations Reviewer]	[Payable prior to payment of interest and principal on the Notes, to the extent not paid by the Servicer]
[Monthly Swap Payment Amount]	[Net amount due on each Payment Date from the Issuing Entity to the Swap Counterparty under the interest rate protection agreement for the related Collection Period]	[Swap Counterparty]	[Payable prior to payment of interest and principal on the Notes]
[Swap termination payments]	[Market value of the interest rate protection agreement based on market quotations of the cost of entering into an interest rate protection agreement with the same terms and conditions that would have the effect of preserving the full payment obligations of the parties in accordance with the procedures set forth in the interest rate protection agreement]	[Swap Counterparty]	[Payable pari passu with payment of interest on the Notes]]
Indenture Trustee amounts	All fees, expenses and other amounts owing to the Indenture Trustee pursuant to the Indenture	Indenture Trustee	Payable prior to payment of interest and principal on the Notes during the occurrence of an Event of Default
Owner Trustee amounts	All fees, expenses and other amounts owing to the Owner Trustee pursuant to the Trust Agreement	Owner Trustee	Payable prior to payment of interest and principal on the Notes during the occurrence of an Event of Default

(1)            The fees, expenses and other amounts owing to the Closed-End Collateral Agent, and, prior to the occurrence of an Event of Default, the Indenture Trustee and the Owner Trustee, will not be paid out on each Payment Date. Instead, such fees, expenses and other amounts will be paid by World Omni as the Administrator, from the administration fee, pursuant to the Administration Agreement.

(2)            The servicing fee payable to the Servicer on the initial Payment Date with respect to the initial Collection Period will be pro-rated, however, to compensate for the length of the initial Collection Period [not] being [longer than] one month.

(3)            The administration fee payable to the Administrator on the initial Payment Date with respect to the initial Collection Period will be pro-rated, however, to compensate for the length of the initial Collection Period [not] being [longer than] one month.

(4)            [Prior to the occurrence of an Event of Default, the amount of such fees payable prior to required interest and principal payments on the Notes will be limited to a maximum amount of $[●] per calendar year. Following an Event of Default, however, these fees will be paid prior to required interest and principal payments on the Notes. The annual fee and the review fee payable to the Asset Representations Reviewer may not be changed without the consent of the Issuing Entity, the Asset Representations Reviewer and holders of the Notes evidencing at least a majority of the outstanding principal amount of the Controlling Securities and the consent of the holders of Certificates evidencing at least a majority of the percentage interest of the Certificates.]

ADDITIONAL LEGAL ASPECTS OF THE TITLING TRUST AND THE EXCHANGE NOTES

The Titling Trust

The Titling Trust is a Delaware statutory trust. The Titling Trust has made trust filings or obtained certificates of authority to transact business in states where, in the Servicer’s judgment, such action may be required. Because the Titling Trust has been registered as a statutory trust for Delaware and other state law purposes, in similar form as a corporation, it may be eligible to be a debtor in its own right under the United States Bankruptcy Code. See “Risk Factors—Risks Relating to the Transaction Parties—A Bankruptcy of the Depositor, Auto Lease Finance LLC, the Servicer, the QI or the Titling Trust Could Delay or Limit Payments To You.” As such, the Titling Trust may be subject to Insolvency Laws under the United States Bankruptcy Code or similar state laws (“Insolvency Laws”), and claims against the Titling Trust assets could have priority over the security interest in those assets granted by the Titling Trust to secure the Exchange Notes. In addition, claims of a third party against the Titling Trust assets, including the assets of a Reference Pool with respect to an Exchange Note, to the extent such claims are not covered by insurance, could take priority over holders of security interests in the closed-end assets, such as the Closed-End Collateral Agent, as more fully described under “Additional Legal Aspects of the Leases and the Leased Vehicles—Vicarious Tort Liability.”

Qualification of VT Inc. as Fiduciary

State laws differ as to whether a corporate trustee that leases vehicles in that state, such as VT Inc., must qualify as a fiduciary. The consequences of the failure to be qualified as a fiduciary in a state where such qualification is required differ by state, but could include penalties against VT Inc. and its directors and officers, ranging from fines to the inability of VT Inc. to maintain an action in the courts of that state.

World Omni believes that VT Inc. does not exercise sufficient discretion in the performance of its duties under the Titling Trust Documents or take such other discretionary actions that it should be considered to be exercising fiduciary powers within the meaning of any applicable state law. However, no assurance can be given that World Omni’s view will prevail. However, no state in which (1) this issue is uncertain, (2) VT Inc. has not taken the actions necessary to qualify as a fiduciary and (3) the consequences of this failure would be material will represent a significant percentage of the value of the assets with respect to any Exchange Note. Therefore, World Omni believes that the failure to be qualified as a fiduciary in any state where such qualification may ultimately be required will not materially and adversely affect the holders of any series of securities. However, no assurance can be given in this regard.

Structural Considerations

Unlike many structured financings in which the holders of the securities have a direct ownership interest or a perfected security interest in the underlying assets being securitized, the Issuing Entity for each series of securities will not directly own the Exchange Note assets. Instead, the Titling Trust will own the Titling Trust assets, and the Titling Trustee will take actions with respect thereto in the name of the Titling Trust on behalf of and as directed by the beneficiaries of the Titling Trust (i.e., the holders of the Closed-End Collateral Specified Interest and the other specified interests in the Titling Trust). The primary asset of the Issuing Entity will be an Exchange Note secured by and principally paid from the related Reference Pool within the Closed-End Collateral Specified Interest. The Indenture Trustee for that series of securities will take action with respect thereto in the name of the Issuing Entity and on behalf of the related Noteholders. A security interest in the Exchange Note assets, rather than direct legal ownership, is transferred under this structure in order to avoid the administrative difficulty and expense of retitling the leased vehicles in the name of the transferee. The Servicer and/or the Titling Trustee will segregate the Exchange Note assets allocated to a series of securities from the other Titling Trust assets on the books and records each maintains for these assets. Neither the Servicer nor any holders of Other Reference Pools, the Warehouse Facility Pool or any unencumbered pools of the Titling Trust will have rights in such Exchange Note assets, and payments made on any Titling Trust assets other than those Exchange Note assets generally will not be available to make payments on the related series of securities or to cover expenses of the Titling Trust allocable to such Exchange Note assets.

Allocation of Titling Trust Liabilities

The assets of the Titling Trust are divided into several portfolios of specified interests. Currently there are two specified interests: the Closed-End Collateral Specified Interest and the Open-End Collateral Specified Interest. The Closed-End Collateral Specified Interest is further subdivided into one or more Reference Pools, the Warehouse Facility Pool and one or more unencumbered pools of the Titling Trust. The Units allocated to the Closed-End Collateral Specified Interest and not allocated to a Reference Pool or an unencumbered pool of the Titling Trust shall be included in the Warehouse Facility Pool. The Titling Trust Documents permit the Titling Trust, in the course of its activities, to incur other debts or liabilities such as Titling Trustee fees or bank account maintenance expenses. The Titling Trust may also become subject to involuntary liabilities such as judgment, tax or ERISA liens. Under the Titling Trust Documents, these sorts of claims and liabilities will be allocated to the specified interest or Asset Pool to which they relate. If a particular liability relates to more than one specified interest or Asset Pool, it will be allocated among all those specified interests and Asset Pools ratably. However, certain creditors, such as judgment creditors or taxing authorities, may not be bound by this allocation. As a result, it is possible that a particular specified interest or Asset Pool might bear a disproportionate share of those liabilities if the assets of another specified interest or Asset Pool are insufficient to absorb its ratable share of the liabilities.

The Issuing Entity and the Indenture Trustee will not have a direct ownership interest in the Exchange Note assets. As discussed in “Additional Legal Aspects of the Leases and the Leased Vehicles—Security Interests,” however, the Closed-End Collateral Agent will have a perfected security interest in the related Units that will be senior in priority to the interests of the PBGC and judgement lien creditors in those leases and leased vehicles . Certain liens, however, will generally take priority over the interests of the Indenture Trustee in the Exchange Note assets. Potentially material examples of such claims could include:

•	tax liens arising against the Depositor, World Omni, the Titling Trust, the QI, the Initial Beneficiary or the Issuing Entity; and

•	liens arising under various federal and state criminal statutes.

For a discussion of the release of security interest held by the Closed-End Collateral Agent, see “The Servicer, Sponsor and Administrator —Like Kind Exchange Program.”

Insolvency Related Matters

As described under “Certain Provisions of the Titling Trust Documents and Related Agreements—Closed-End Collateral Specified Interest, Reference Pools and Exchange Notes” and “The Exchange Note,” each holder or pledgee of a specified interest certificate (other than the Closed-End Collateral Specified Interest) and each holder or pledgee of any Other Exchange Note will be required to expressly disclaim any interest in the Titling Trust assets allocated to a Reference Pool with respect to a series of securities and to fully subordinate any claims to such Titling Trust assets in the event that disclaimer is not given effect. Although no assurances can be given, the Depositor believes that in the event of a bankruptcy of World Omni or the Initial Beneficiary, the Exchange Note assets allocated to a series of securities would not be treated as part of World Omni’s or the Initial Beneficiary’s bankruptcy estate and that, even if they were so treated, the subordination by holders and pledgees of the Open-End Collateral Specified Interest, the Open-End Collateral Specified Interest certificate, any other specified interests, the Warehouse Facility Pool, any unencumbered pool of the Titling Trust, any Other Reference Pools, or Exchange Notes, should be enforceable. In addition, steps have been taken to structure the transactions contemplated hereby that are intended to make it unlikely that the voluntary or involuntary application for relief by World Omni or the Initial Beneficiary under any Insolvency Laws will result in consolidation of the assets and liabilities of the Titling Trust, the QI, the Depositor or the Issuing Entity with those of World Omni or the Initial Beneficiary. With respect to the Titling Trust, these steps include its creation as a separate, special-purpose Delaware statutory trust of which the Initial Beneficiary is the sole beneficiary, pursuant to a Titling Trust Agreement containing certain limitations (including restrictions on the nature of its business and on its ability to commence a voluntary case or proceeding under any insolvency law). With respect to the Depositor, these steps include its creation as a separate, special-purpose limited liability company of which Auto Lease Finance LLC is the sole equity member, pursuant to a limited liability company agreement containing certain limitations, including the requirement that the Depositor must have at all times at least two independent directors, and restrictions on the nature of its businesses and operations and on its ability to commence a voluntary case or proceeding under any insolvency law without the unanimous affirmative vote of the member and all directors, including each independent director. With respect to the

QI, these steps include its creation as a separate, special-purpose limited liability company of which World Omni is the sole equity member, pursuant to a limited liability company agreement containing certain limitations, including the requirement that the QI must have at all times at least two independent managers, and restrictions on the nature of its businesses and operations and on its ability to commence a voluntary case or proceeding under any insolvency law without the unanimous affirmative vote of all managers, including each independent manager.

However, delays in payments on a series of securities and possible reductions in the amount of such payments could occur if:

•	a court were to conclude that the assets and liabilities of the Titling Trust, the Depositor or the Issuing Entity should be consolidated with those of World Omni or the Initial Beneficiary in the event of the application of applicable Insolvency Laws to World Omni or the Initial Beneficiary,

•	a filing were to be made under any insolvency law by or against the Titling Trust, the Depositor or the Issuing Entity, or

•	an attempt were to be made to litigate any of the foregoing issues.

If a court were to conclude that the transfer of an Exchange Note from the Initial Beneficiary to the Depositor was not a true sale, or that the Depositor should be treated as the same entity as the Initial Beneficiary for bankruptcy purposes, any of the following could delay or prevent payments on the related series of securities:

•	the automatic stay, which prevents secured creditors from exercising remedies against a debtor in bankruptcy without permission from the court and provisions of the United States Bankruptcy Code that permit substitution of collateral in certain circumstances,

•	certain tax or government liens on the Initial Beneficiary’s property (that arose prior to the transfer of an Exchange Note to the Depositor) having a prior claim on collections on a Reference Pool before the collections are used to make payments on the securities, or

•	the Depositor not having a perfected security interest in the Exchange Note or any related cash collections held by the Initial Beneficiary at the time that the Initial Beneficiary becomes the subject of a bankruptcy proceeding.

In an insolvency proceeding of World Omni, (1) payments made by World Omni on certain insurance policies required to be obtained and maintained by lessees pursuant to the leases, (2) deposits made by World Omni into the Exchange Note Collection Account in lieu of Relinquished Vehicle proceeds with respect to the LKE program, and (3) payments made by World Omni to the Depositor may be recoverable by World Omni as debtor–in–possession or by a creditor or a trustee in bankruptcy of World Omni as a preferential transfer from World Omni if those payments were made within ninety days prior to the filing of a bankruptcy case in respect of World Omni or one year with respect to transfers to affiliates. In addition, the insolvency of World Omni could result in the replacement of World Omni as Servicer, which could in turn result in a temporary interruption of payments on any series of securities. See “Risk Factors—Risks Relating to the Transaction Parties—A Bankruptcy of the Depositor, Auto Lease Finance LLC, the Servicer, the QI or the Titling Trust Could Delay or Limit Payments To You.”

On the [Initial] Closing Date, Mayer Brown LLP, special insolvency counsel to the Depositor, will deliver an opinion based on a reasoned analysis of analogous case law (although there is no precedent based on directly similar facts) to the effect that, subject to certain facts, assumptions and qualifications specified therein, under present reported decisional authority and statutes applicable to federal bankruptcy cases, if the Initial Beneficiary were to become a debtor in a case under the Bankruptcy Code, if properly litigated, a bankruptcy court properly applying current law after analyzing the facts would not disregard the limited liability company form of the Initial Beneficiary or the separateness of the Initial Beneficiary, from the Depositor so as to substantively consolidate the assets and liabilities of the Depositor with the assets and liabilities of the Initial Beneficiary. Among other things, such opinion will assume that the Depositor will follow certain procedures in the conduct of its affairs, including maintaining separate records and books of account from those of the Initial Beneficiary, not commingling its assets with those of the Initial Beneficiary, doing business in a separate office from the Initial Beneficiary and not holding itself out as having agreed to pay, or being liable for, the debts of the Initial Beneficiary. In addition, such opinion will assume that except as expressly provided by the Titling Trust Documents (each of which contains terms and conditions consistent with those that would be arrived at on an arm’s length basis between unaffiliated entities in the belief of the parties thereto), the Initial Beneficiary generally will not guarantee the obligations of the Depositor to third parties, and will not conduct the day-to-day business or activities of any thereof. Each of the Initial Beneficiary and the Depositor intends to follow and has represented that it will follow these and other procedures related to maintaining the separate identities and legal existences of each of the Initial Beneficiary and the Depositor. Such a legal opinion, however, will not be binding on any court.

On the [Initial] Closing Date, Mayer Brown LLP, special insolvency counsel to the Titling Trust, will deliver an opinion based on a reasoned analysis of analogous case law (although there is no precedent based on directly similar facts) to the effect that, subject to certain facts, assumptions and qualifications specified therein, under present reported decisional authority and statutes applicable to federal bankruptcy cases, if World Omni were to become a debtor in a case under the Bankruptcy Code, if properly litigated, a bankruptcy court properly applying current law after analyzing the facts would not disregard the corporate form of World Omni or the separateness of World Omni, from the Titling Trust or the Initial Beneficiary so as to substantively consolidate the assets and liabilities of the Titling Trust or the Initial Beneficiary with the assets and liabilities of World Omni. Among other things, such opinion will assume that each of the Titling Trust (or the Titling Trustee when acting on its behalf) and the Initial Beneficiary will follow certain procedures in the conduct of its affairs, including maintaining separate records and books of account from those of World Omni, not commingling its respective assets with those of World Omni and not holding itself out as having agreed to pay, or being liable for, the debts of World Omni. In addition, such opinion will assume that except as expressly provided by the Titling Trust Documents and the Servicing Agreement (each of which contains terms and conditions consistent with those that would be arrived at on an arm’s length basis between unaffiliated entities in the belief of the parties thereto), World Omni generally will not guarantee the obligations of the Titling Trust or the Initial Beneficiary to third parties, and will not conduct the day-to-day business or activities of any thereof, other than in World Omni’s capacity as Servicer acting under and in accordance with the Servicing Agreement or in World Omni’s capacity as Titling Trust Administrator under the Titling Trust administration agreement. Each of World Omni, the Titling Trust and the Initial Beneficiary intends to follow and has represented that it will follow these and other procedures related to maintaining the separate identities and legal existences of each of World Omni, the Titling Trust and the Initial Beneficiary. Such a legal opinion, however, will not be binding on any court.

If a case or proceeding under any insolvency law were to be commenced by or against World Omni or the Initial Beneficiary, and a court were to order the substantive consolidation of the assets and liabilities of any of such entities with those of the Titling Trust, the Depositor or the Issuing Entity or if an attempt were made to litigate any of the foregoing issues, delays in distributions on the Exchange Note (and possible reductions in the amount of such distributions) to the Issuing Entity, and therefore to the Noteholders and the Certificateholders of the related series, could occur.

The Initial Beneficiary will treat its conveyance of each Exchange Note to the Depositor as an absolute sale, transfer and assignment of all of its interest therein for all purposes. However, if a case or proceeding under any insolvency law were commenced by or against the Initial Beneficiary, and the Initial Beneficiary as debtor–in– possession or a creditor, receiver or bankruptcy trustee of the Initial Beneficiary were to take the position that the sale, transfer and assignment of each Exchange Note by the Initial Beneficiary to the Depositor should instead be treated as a pledge of that Exchange Note to secure a borrowing by the Initial Beneficiary, delays in payments of proceeds of that Exchange Note to the Issuing Entity, and therefore to the related Noteholders, could occur or (should the court rule in favor of such position) reductions in the amount of such payments could result. On the [Initial] Closing Date, Mayer Brown LLP, special insolvency counsel to the Depositor, will deliver an opinion to the effect that, subject to certain facts, assumptions and qualifications specified therein, if the Initial Beneficiary were to become a debtor in a case under the Bankruptcy Code subsequent to the sale, transfer and assignment of the Exchange Note to the Depositor, the sale, transfer and assignment of that Exchange Note from the Initial Beneficiary to the Depositor would be characterized as a true sale, transfer and assignment, and that Exchange Note and the proceeds thereof would not be property of the Initial Beneficiary’s bankruptcy estate. As indicated above, however, such a legal opinion is not binding on any court.

As a precautionary measure, the Depositor will take the actions requisite to obtaining a security interest in each Exchange Note allocated to a series of securities as against the Initial Beneficiary, which the Depositor will assign to the Issuing Entity and the Issuing Entity will assign to the Indenture Trustee. The Indenture Trustee will perfect its security interest in that Exchange Note, which will be a “certificated security” under the UCC, by possession. Accordingly, if the conveyance of that Exchange Note by the Initial Beneficiary to the Depositor were not respected as an absolute sale, transfer and assignment, the Depositor (and ultimately the Issuing Entity and the Indenture Trustee as successors in interest) should be treated as a secured creditor of the Initial Beneficiary, although a case or proceeding under any insolvency law with respect to the Initial Beneficiary could result in delays or reductions in distributions on that Exchange Note as indicated above, notwithstanding such perfected security interest.

If the Servicer were to become subject to a case under the Bankruptcy Code, certain payments made within one year of the commencement of such case (including repurchase payments) may be recoverable by the Servicer as debtor-in-possession or by a creditor or a trustee-in-bankruptcy as a preferential transfer from the Servicer. See “Risk Factors—Risks Relating to the Transaction Parties—A Bankruptcy of the Depositor, Auto Lease Finance LLC, the Servicer, the QI or the Titling Trust Could Delay or Limit Payments To You.”

Dodd-Frank Act Orderly Liquidation Authority Provisions

General. On July 21, 2010, President Obama signed into law the Dodd-Frank Act. The Dodd-Frank Act, among other things, gives the FDIC authority to act as receiver of certain bank holding companies, financial companies and their respective subsidiaries in specific situations under OLA provisions of the Dodd-Frank Act. The proceedings, standards, powers of the receiver and many substantive provisions of OLA differ from those of the United States Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through further FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear what impact these provisions will have on any particular company, including World Omni, the Initial Beneficiary, the Titling Trust, the Depositor, any Issuing Entity or any of their respective creditors.

Potential Applicability to World Omni, the Initial Beneficiary, the Titling Trust, the Depositor and Issuing Entities. There is uncertainty about which companies will be subject to OLA rather than the United States Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that such company is in default or in danger of default, that the company’s failure and its resolution under the United States Bankruptcy Code “would have serious adverse effects on financial stability in the United States,” that no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would mitigate these adverse effects.

Under certain circumstances, the Issuing Entity, the Depositor or the Initial Beneficiary could also be subject to the provisions of OLA as a “covered subsidiary” of World Omni. For the Issuing Entity, the Depositor or the Initial Beneficiary to be subject to receivership under OLA as a “covered subsidiary” of World Omni (1) the FDIC would have to be appointed as receiver for World Omni under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) such Issuing Entity, the Depositor or the Initial Beneficiary, as applicable, is in default or in danger of default, (b) appointment of the FDIC as receiver of the covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of World Omni. If the FDIC is appointed as receiver for World Omni under OLA and the Issuing Entity, the Depositor, the Titling Trust or the Initial Beneficiary were to be considered a covered subsidiary under OLA, the FDIC will have all the powers and rights with regards to the covered subsidiary that it has with regard to a covered financial company under OLA. Because of the novelty of the Dodd-Frank Act and OLA provisions, the uncertainty of the Secretary of the Treasury’s determination and the fact that such determination would be made in the future under potentially different circumstances, no assurance can be given that the Secretary of the Treasury would not determine that the failure of World Omni would have serious adverse effects on the financial stability in the United States. In addition no assurance can be given that OLA provisions would not apply to World Omni, a particular Issuing Entity, the Depositor or the Initial Beneficiary or, if it were to apply, that the timing and amounts of payments to the related series of securityholders would not be less favorable than under the United States Bankruptcy Code.

FDIC’s Repudiation Power Under OLA. If the FDIC were appointed receiver of World Omni or of a covered subsidiary, including the Issuing Entity, the Depositor or the Initial Beneficiary, under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which World Omni or such covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome to the estate and that repudiation would promote the orderly administration of World Omni’s or such covered subsidiary’s affairs, as applicable. In January 2011, the then acting General Counsel of the FDIC (the “FDIC Counsel”) issued an advisory opinion confirming, among other things, its intended application of the FDIC’s repudiation power under OLA. In that advisory opinion, the FDIC Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the FDIC Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include World Omni or its subsidiaries (including, the Depositor, the Initial Beneficiary or the Issuing Entity), cannot repudiate a contract or lease unless it has been appointed as receiver for that entity or the separate existence of that entity may be disregarded under other applicable law. In addition, the FDIC Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company, which could include World Omni or its subsidiaries (including, the Depositor, the Initial Beneficiary or the Issuing Entity), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership any asset transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the United States Bankruptcy Code. Although this advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the FDIC Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. As a result, the foregoing FDIC Counsel’s interpretation currently remains in effect. The advisory opinion also states that the FDIC anticipates recommending consideration of future regulations related to the Dodd-Frank Act. To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving World Omni or its subsidiaries (including, the Depositor, the Initial Beneficiary or the Issuing Entity), are contrary to this advisory opinion, payment or distributions of principal and interest on the securities issued by the Issuing Entity would be delayed and could be reduced.

We will structure the transfers of the Exchange Notes under each Exchange Note Sale Agreement and the Exchange Note Transfer Agreement with the intent that they would be characterized as legal true sales under applicable state law and that the Exchange Note would not be included in the transferor’s bankruptcy estate under the United States Bankruptcy Code. If the transfers are so characterized, based on the FDIC Counsel’s advisory opinion rendered in January 2011 and other applicable law, the FDIC would not be able to recover the transferred Exchange Notes using its repudiation power. However, if the FDIC were to successfully assert that the transfers of the Exchange Note were not legal true sales and should instead be characterized as a security interest to secure loans, and if the FDIC repudiated those loans, the purchasers of the Exchange Note or the securityholders, as applicable, would have a claim for their “actual direct compensatory damages,” which claim would be no less than the amount lent plus interest accrued to the date the FDIC was appointed receiver. In addition, to the extent that the value of the collateral securing the loan exceeds such amount, the purchaser or the securityholders, as applicable, would also have a claim for any interest that accrued after such appointment at least through the date of repudiation or disaffirmance. In addition, even if the FDIC were to challenge that the transfers were not legal true sales and such challenge were unsuccessful, or that the FDIC would not repudiate a legal true sale, securityholders could suffer delays in the payments on their securities.

Also assuming that the FDIC were appointed receiver of World Omni or of a covered subsidiary, including the Issuing Entity, the Depositor or the Initial Beneficiary, under OLA, the FDIC’s repudiation power would extend to continuing obligations of World Omni or that covered subsidiary, as applicable, including its obligations to repurchase Units in the related Reference Pool for the Exchange Note for breach of representation or warranty as well as its obligation to service the Units. If the FDIC were to exercise this repudiation power, securityholders would not be able to compel World Omni or any applicable covered subsidiary to repurchase Units for breach of representation and warranty and instead would have a claim for damages against World Omni’s or that covered subsidiary’s receivership estate, as applicable, and thus would suffer delays and may suffer losses of payments on their securities. Securityholders would also be prevented from replacing the Servicer during the stay. In addition, if the FDIC were to repudiate World Omni’s obligations as Servicer, there may be disruptions in servicing as a result of a transfer of servicing to a third party and securityholders may suffer delays or losses of payments on their securities. In addition, there are other statutory provisions enforceable by the FDIC under which, if the FDIC takes action, payments or distributions of principal and interest on the securities issued by the Issuing Entity would be delayed and may be reduced.

In addition, under OLA, none of the parties to the Exchange Note Transfer Agreement, Exchange Note Sale Agreement, Base Servicing Agreement, Servicing Supplement, the Administration Agreement and the Indenture could exercise any right or power to terminate, accelerate, or declare a default under those contracts, or otherwise affect World Omni’s or a covered subsidiary’s rights under those contracts without the FDIC’s consent for 90 days after the receiver is appointed. During the same period, the FDIC’s consent would also be needed for any attempt to obtain possession of or exercise control over any property of World Omni or of a covered subsidiary. The requirement to obtain the FDIC’s consent before taking these actions relating to a covered financial company’s or covered subsidiary’s contracts or property is comparable to the “automatic stay” in bankruptcy.

If the Issuing Entity were to become subject to OLA, the FDIC may repudiate the debt of such Issuing Entity. In such an event, the related series of securityholders would have a secured claim in the receivership of such Issuing Entity for “actual direct compensatory damages” as described above, but delays in payments on such series of securities would occur and possible reductions in the amount of those payments could occur. In addition, for a period of 90 days after a receiver was appointed, securityholders would be stayed from accelerating the debt or exercising any remedies under the Indenture.

FDIC’s Avoidance Power Under OLA. Under statutory provisions of OLA similar to those of the United States Bankruptcy Code, the FDIC could avoid transfers of leases that are deemed “preferential.” Under one potential interpretation of these provisions, the FDIC could avoid as a preference transfers of leases evidenced by certain written contracts and perfected by the filing of a UCC financing statement against the Titling Trust unless the contracts were physically delivered to the transferee or its custodian or were marked in a manner legally sufficient to indicate the rights of the Closed-End Collateral Agent. If a transfer of leases were avoided as preferential, the transferee would have only an unsecured claim in the receivership for the purchase price of the leases.

However, in December 2010, the FDIC Counsel issued an advisory opinion to the effect that the preference provisions of OLA should be interpreted in a manner consistent with the United States Bankruptcy Code. Based on the FDIC Counsel’s interpretation of the preference provisions of OLA, a transfer of leases perfected by the filing of a UCC financing statement against the Titling Trust as provided in the Collateral Agency Agreement would not be avoidable by the FDIC as a preference under OLA. Although the advisory opinion does not bind the FDIC or its Board of Directors and could be withdrawn or modified in the future, the advisory opinion also states that the FDIC Counsel will recommend that the FDIC Board of Directors adopt regulations to the same effect. On July 6, 2011, the Board of Directors of the FDIC adopted a final rule to further clarify the application of OLA, including clarification that the preferential transfer provisions of the Dodd-Frank Act are to be implemented consistently with the corresponding provisions of the United States Bankruptcy Code. The final rule conforms to the interpretation provided by the advisory opinion of the FDIC Counsel, except that the FDIC did not address repudiation issues. To the extent that regulations adopted by the FDIC or subsequent FDIC actions in an OLA proceeding are contrary to the advisory opinion or the final rule, payments or distributions of principal of and interest on the securities issued by the Issuing Entity could be delayed or reduced.

ADDITIONAL LEGAL ASPECTS OF THE LEASES AND THE LEASED VEHICLES

Security Interests

The tangible lease contracts are “tangible chattel paper” as defined in the UCC. Pursuant to the Delaware UCC, a non-possessory security interest in or transfer of chattel paper in favor of the Closed-End Collateral Agent may be perfected by filing a UCC-1 financing statement with the appropriate state authorities in the jurisdiction of formation of the Closed-End Collateral Agent (i.e., the Delaware Secretary of State). On or prior to the [Initial] Closing Date, “protective” UCC-1 financing statements will be filed in Delaware to effect this perfection. The security interest that the Closed-End Collateral Agent has in the related leases could be subordinate to the interest of certain other parties who take possession of those leases before the filings described above have been completed. Specifically, the Closed-End Collateral Agent’s security interest in the related lease could be subordinate to the rights of a purchaser of such lease who takes possession of the lease without knowledge or actual notice of the Closed-End Collateral Agent’s security interest. The leases will not be stamped to reflect the foregoing security arrangements.

The electronic lease contracts are “electronic chattel paper” as defined in the UCC. Generally, World Omni, on behalf of the Titling Trust and its assigns, will have “control” of an electronic lease contract under the applicable UCC in effect in each state if the electronic contract comprising the electronic chattel paper is created, stored and assigned in such a manner that (a) there is a “single authoritative copy” of the electronic contract which is unique, identifiable and, except as otherwise provided in clauses (d), (e) and (f), unalterable, (b) the authoritative copy identifies the secured party as the assignee of the electronic contract, (c) the authoritative copy is communicated to and maintained by World Omni or its designated custodian, on behalf of the Titling Trust and the Closed-End Collateral Agent, (d) copies or revisions that add or change an identified assignee of the authoritative copy can be made only with the participation of World Omni, on behalf of the Titling Trust or the Closed-End Collateral Agent, (e) each copy of the authoritative copy and any copy of a copy is readily identifiable as a copy that is not the authoritative copy and (f) any revision of the authoritative copy is readily identifiable as an authorized or unauthorized revision.

Title to the leased vehicles is held by the Titling Trust. Under the Pledge and Security Agreement, the Titling Trust has granted a security interest in and to certain assets, including the leases and the related leased vehicles, to the Closed-End Collateral Agent to secure the Titling Trust’s obligations under the warehouse loan facilities and the Exchange Notes issued by the Titling Trust from time to time. Under the UCC, the filing of a financing statement is not effective to perfect a security interest in property subject to certificate of title statutes covering motor vehicles, unless the motor vehicles are considered to be inventory held for sale or lease by a debtor or leased by the debtor as lessor and the debtor is in the business of selling or leasing goods of that kind. The Closed-End Collateral Agent, as lienholder, perfects its security interest in the leased vehicle by being designated as the first lienholder on the certificate of title of each leased vehicle.

If, through inadvertence or fraud, a third party purchases, including the taking of a security interest in, a lease for new value in the ordinary course of its business, without actual knowledge of the Titling Trust’s interest, and takes possession of a lease, in tangible form (or obtains “control” of the authoritative copy of the lease in electronic form), this purchaser would acquire an interest in the lease superior to the interest of the Titling Trust or the Closed-End Collateral Agent.

Safekeeping of Chattel Paper

As described in “The Titling Trust—Titling of Leased Vehicles” and “Additional Legal Aspects of the Leases and the Leased Vehicles—Security Interests”, as part of each origination of a lease contract represented by a tangible contract, World Omni will maintain possession of each tangible contract and act as custodian for the Titling Trust with respect thereto.

As described in “The Servicer, Sponsor And Administrator—Electronic Contracts and Electronic Contracting”, as part of each origination of a receivable represented by an electronic contract, World Omni will be required to maintain “control” (as such term is used in Section 9-105 of the applicable UCC) over the “authoritative copy” (as such term is used in Section 9-105 of the applicable UCC) of such contract in a computer system, on behalf of the Titling Trust.

ERISA Liens and Vicarious Tort Liability

Liens in favor of the PBGC and prior to the security interest of the Closed-End Collateral Agent and Indenture Trustee could attach to the Exchange Note assets if the Closed-End Collateral Agent did not have a prior perfected lien on the Units and could be used to satisfy unfunded pension obligations of any member of a controlled group that includes World Omni and its affiliates under its defined benefit pension plans. In addition, some states allow a party that incurs an injury involving a vehicle to recover damages from the owner of the vehicle merely because of that ownership. See “Additional Legal Aspects of the Leases and Leased Vehicles—Vicarious Tort Liability” in this prospectus. The Titling Trust may be subject to these lawsuits as owner of the Titling Trust assets. However, the Closed-End Collateral Agent will have a perfected security interest in the Units and in the Exchange Note assets that will be senior in priority to the interests of the PBGC or judgement lien creditors in those leases and leased vehicles.

Limitations on Collateral Agent’s and Indenture Trustee’s Lien

Various liens such as those discussed under “Additional Legal Aspects of the Titling Trust and the Exchange Note—Allocation of Titling Trust Liabilities” could be imposed upon all or part of the Units allocated to an Exchange Note (including the related leased vehicles), that would, by operation of law, take priority over the Closed-End Collateral Agent’s interest therein. For a discussion of the risks associated with third-party liens on Units allocated to a series of securities, see “Risk Factors—Risks Relating to Certain Regulatory and Other Material Legal Aspects of the Units—You May Suffer Losses On Your Investment Because the Indenture Trustee Lacks Direct Ownership Interests or Perfected Security Interests In the Leased Vehicles and Interests Of Other Persons In the Leases and the Leased Vehicles Could Be Superior To The Closed-End Collateral Agent’s Interest.” Additionally, any perfected security interest of the Indenture Trustee in all or part of the property of the Issuing Entity could also be subordinate to claims of any trustee in bankruptcy or debtor-in-possession in the event of a bankruptcy of the Depositor prior to any perfection of the transfer of the Exchange Note transferred by the Depositor to the Issuing Entity pursuant to the Exchange Note Transfer Agreement. Additionally, any perfected security interest of the Indenture Trustee in all or part of the property of the Issuing Entity could also be subordinate to claims of any trustee in bankruptcy or debtor-in-possession in the event of a bankruptcy of the Depositor prior to any perfection of the transfer of the assets transferred by the Depositor to the Issuing Entity pursuant to the transfer and Servicing Agreement. See “Risk Factors—Risks Relating to the Transaction Parties—A Bankruptcy of the Depositor, Auto Lease Finance LLC, the Servicer, the QI or the Titling Trust Could Delay or Limit Payments To You.”

Vicarious Tort Liability

Although the Titling Trust will own the leased vehicles allocated to the Reference Pool and the Closed-End Collateral Agent on behalf of the Issuing Entity will have a perfected security interest therein, the related lessees and their respective invitees will operate the leased vehicles. State laws differ as to whether anyone suffering injury to person or property involving a leased vehicle may bring or recover damages in an action against the owner of the vehicle merely by virtue of that ownership. To the extent that applicable state law permits such an action and is not preempted by the Transportation Act, the Titling Trust and the Titling Trust assets may be subject to liability to such an injured party. However, the laws of many states either (i) do not permit these types of suits, or (ii) cap the lessor’s liability at the amount of any liability insurance that the lessee was required to, but failed to, maintain (except for some states, such as New York, where liability is joint and several). Furthermore, the Transportation Act provides that an owner of a motor vehicle that rents or leases the vehicle to a person shall not be liable under the law of a state or political subdivision by reason of being the owner of the vehicle, for harm to persons or property that results or arises out of the use, operation, or possession of the vehicle during the period of the rental or lease, if (i) the owner (or an affiliate of the owner) is engaged in the trade or business of renting or leasing motor vehicles; and (ii) there is no negligence or criminal wrongdoing on the part of the owner (or an affiliate of the owner). The Transportation Act is intended to preempt state and local laws that impose possible vicarious tort liability on entities owning motor vehicles that are rented or leased and should reduce the likelihood of vicarious liability being imposed on the Titling Trust.

For example, under the California Vehicle Code, the owner of a motor vehicle subject to a lease is responsible for injuries to persons or property resulting from the negligent or wrongful operation of the leased vehicle by any person using the vehicle with the owner’s permission. The owner’s liability for personal injuries is limited to $15,000 per person and $30,000 in total per accident and the owner’s liability for property damage is limited to $5,000 per accident. However, recourse for any judgment arising out of the operation of the leased vehicle must first be had against the operator’s property if the operator is within the jurisdiction of the court.

In contrast to California and many other states, in New York, the holder of title of a motor vehicle, including any Titling Trust as lessor, may be considered an “owner” and thus may be held jointly and severally liable with the lessee for the negligent use or operation of such motor vehicle. The Transportation Act appears to limit the applicability of that New York law, although one New York lower court reached a contrary conclusion regarding the applicability of the Transportation Act in New York. A New York appellate court has subsequently upheld the constitutionality of the Transportation Act. However, other courts in other jurisdictions considering the same issues could reach a different result.

Repossession of Leased Vehicles

If a default by a lessee has not been cured within some period of time after the payment due date as determined by the Servicer in accordance with its guidelines for collection on leases and repossession of leased vehicles, the Servicer, in accordance with state guidelines and other applicable law, will ordinarily attempt to retake possession of the related leased vehicle. Some jurisdictions limit the methods of vehicle recovery to judicial foreclosure or require that the lessee be notified of the default and be given a time period within which to cure the default prior to repossession. Other jurisdictions permit repossession without notice (although in some states a course of conduct in which the lessor has accepted late payments has been held to create a right of the lessee to receive prior notice), but only if the repossession can be accomplished peacefully. If a breach of the peace is unavoidable, the lessor must seek a writ of possession in a state court action or pursue other judicial action to repossess the leased vehicle.

After the Servicer has repossessed a leased vehicle, the Servicer may, to the extent required by applicable law, provide the lessee with a period of time within which to reinstate the lease by paying all amounts due under the lease and all fees and expenses incurred by the Servicer in connection with collection and repossession. If by the end of such period the lessee has not reinstated the lease, the Servicer will attempt to sell the leased vehicle. The net Liquidation Proceeds therefrom may be less than the remaining amounts due under the lease at the time of default by the lessee.

Consumer Protection Law

Numerous federal and state consumer protection laws impose requirements upon lessors and Servicers involved in consumer leasing. The federal Consumer Leasing Act of 1976 and Regulation M, for example, require that a number of disclosures be made at the time a vehicle is leased, including:

•	the amount and type of all payments due at the time of origination of the lease,

•	a description of the lessee’s liability at the end of the lease term,

•	the amount of any periodic payments and manner of their calculation,

•	the circumstances under which the lessee may terminate the lease prior to the end of the lease term,

•	the capitalized cost of the vehicle and

•	a warning regarding possible charges for early termination.

All states, except for the State of Louisiana, have adopted Article 2A of the UCC which provides protection to lessees through specified implied warranties and the right to cancel a lease relating to defective goods. Additionally, certain states such as California have enacted comprehensive vehicle leasing statutes that, among other things, regulate the disclosures to be made at the time a vehicle is leased. The various federal and state consumer protection laws would apply to the Titling Trust as owner or lessor of the leases and may also apply to the Issuing Entity of a series as holder of the Exchange Note. The failure to comply with these consumer protection laws may give rise to liabilities on the part of the Servicer, the Titling Trust and the Titling Trustee, including liabilities for statutory damages and attorneys’ fees. In addition, claims by the Servicer, the Titling Trust and the Titling Trustee may be subject to set-off as a result of any noncompliance.

Many states have adopted laws (each, a “Lemon Law”) providing redress to consumers who purchase or lease a vehicle that remains out of conformance with its manufacturer’s warranty after a specified number of attempts to correct a problem or after a specific time period. Should any leased vehicle become subject to a Lemon Law, a lessee could compel the Titling Trust to terminate the related lease and refund all or a portion of payments that previously have been paid with respect to that lease. Although the Titling Trust may be able to assert a claim against the manufacturer of any such defective leased vehicle, there can be no assurance any such claim would be successful. To the extent a lessee is able to compel the Titling Trust to terminate the related lease, the lease will be deemed to be a liquidated lease and amounts received thereafter on or in respect of such lease will constitute Liquidation Proceeds. As described under “The Leases—Representations and Warranties Relating to the Units,” Auto Lease Finance LLC will represent and warrant to the Depositor as of the [Initial][Actual] Cutoff Date that the related Units comply with all applicable laws, including Lemon Laws, in all material respects. Nevertheless, there can be no assurance that one or more leased vehicles will not become subject to return (and the related lease terminated) in the future under a Lemon Law.

The SCRA and similar state laws may provide relief to members of the military, including members of the Army, Navy, Air Force, Space Force, Marines, National Guard, Reservists, Coast Guard, officers of the National Oceanic and Atmospheric Administration and officers of the U.S. Public Health Service assigned to duty with the military, on active duty, and their spouses and dependents, who have entered into an obligation, such as a lease contract for a lease of a vehicle, before entering into military service and provide that under some circumstances the lessor may not terminate the lease contract for breach of the terms of the contract, including non–payment. Furthermore, under the SCRA, a lessee may terminate a lease of a vehicle at any time after the lessee’s entry into military service or the date of the lessee’s military orders (as described below) if (i) the lease is executed by or on behalf of a person who subsequently enters military service under a call or order specifying a period of not less than 180 days (or who enters military service under a call or order specifying a period of 180 days or less and who, without a break in service, receives orders extending the period of military service to a period of not less than 180 days); (ii) the lessee, while in military service, executes a lease of a vehicle and thereafter receives military orders for (x) a change of permanent station (as defined in the SCRA) from (I) a location in the continental United States to a location outside the continental United States or (II) a location in a State (as defined in the SCRA) outside the continental United States to any location outside that State (as defined in the SCRA) or (y) deployment with a military Unit or as an individual in support of a military operation, for a period of not less than 180 days; or (iii) the lessee, while in military service executes a lease upon receipt of military orders described in subclause (x) of clause (ii) above and thereafter receives a stop movement order in response to a local, national, or global emergency, effective for an indefinite period or for a period of not less than 30 days, which prevents the lessee or the lessee’s dependents, from using the vehicle for personal or business transportation. No early termination charges (as defined in the SCRA) may be imposed for such termination.

On December 20, 2019, the 2020 NDAA was signed into law. The 2020 NDAA amended the SCRA to allow the spouse of a servicemember who died while in military service to terminate a vehicle lease one year from the date of the servicemember’s death, as long as that servicemember died while in military service or while performing full-time national guard duty, active guard and reserve duty, or inactive-duty training. In addition, the 2020 NDAA also allows the spouse of a servicemember who sustains a catastrophic injury or illness to terminate a car lease one year from the date of the catastrophic injury or illness, as long as that servicemember sustained the catastrophic injury or illness while in military service or while performing full-time national guard duty, active guard and reserve duty, or inactive-duty training. No early termination charges (as defined in the SCRA) may be imposed for such termination.

Further, on January 1, 2021, the 2021 NDAA was signed into law. The 2021 NDAA further amended the SCRA to give dependents and not just spouses of servicemembers who incur a catastrophic injury or illness or die while in military service the right to terminate leases of motor vehicles in the one year time frame described above. However, the 2021 NDAA also clarified that a spouse’s or dependent’s right to terminate, in cases of catastrophic illness or injury, is only to the extent the servicemember lacks the mental capacity to manage his or her own affairs as a result of such catastrophic illness or injury, otherwise only the servicemember may terminate the lease. No early termination charges (as defined in the SCRA) may be imposed for such termination.

On December 27, 2021, President Biden signed the 2022 NDA into law. Title LXII of the 2022 NDAA otherwise referred to as the Foreign Service Families Act of 2021 amends the Foreign Service Act of 1980 and in part applies the terms governing termination of automobile leases in the SCRA provided to servicemembers in the same manner and to the same extent to members of the Foreign Service posted abroad.

No information can be provided as to the number of leases that may be affected by these laws. In addition, current military operations of the United States, including military operations in the Middle East, have persons in reserve status who have been called or will be called to active duty. In addition, these laws may impose limitations that would impair the ability of the Servicer to repossess a vehicle under a Defaulted Lease during the lessee’s period of active-duty status. Thus, if a lease goes into default, there may be delays and losses occasioned by the inability to exercise the rights of the Titling Trust with respect to the lease and the related leased vehicle in a timely fashion. If a lessee’s obligations to make payments is reduced, adjusted, extended or terminated, the Servicer will not be required to advance such amounts. Any resulting shortfalls due to such modification or termination will reduce the amount available for distribution on the Notes and Certificates.

The CFPB is responsible for implementing and enforcing various federal consumer protection laws and supervising certain depository institutions and non-depository institutions offering financial products and services to consumers, including indirect automobile loans and leases. The future of the CFPB’s operations is uncertain. Adding to the uncertainty is the pending litigation in federal court challenging the CFPB’s actions to reduce its workforce and substantially stop operations. The outcome of the litigation is uncertain. It is also uncertain how other federal and state regulators will respond to any changes at the CFPB, which may include increasing, decreasing, or re-prioritizing enforcement activity.

World Omni is subject to the CFPB’s supervisory and enforcement authority. In this capacity, the CFPB can conduct comprehensive and rigorous examinations to assess compliance with consumer financial protection laws and has authority to impose regulatory fines and mandate changes to World Omni’s business products, policies and procedures and order remediation of violations in a number of ways, including imposing civil monetary penalties and requiring such entities to provide customer restitution and to improve their compliance management systems.  World Omni and the Issuing Entity could also possibly be subject to claims by the lessees on those contracts, and any relief granted by a court could potentially adversely affect the Issuing Entity.

The CFPB also has enforcement authority to conduct investigations (which may include a joint investigation with other agencies and regulators) and initiate enforcement actions for violations of federal consumer financial protection laws. The CFPB has the authority to obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief), or other forms of remediation, and/or impose monetary penalties.

The CFPB and the FTC have become more active in investigating the products, services and operations of credit providers, including banks and other finance companies engaged in auto finance activities. The CFPB in particular has indicated a focus on repossession activities of lenders and servicers related to motor vehicles, including the potential application of UDAAP principles to discriminatory practices.  Both the CFPB and the FTC have previously taken various enforcement actions against lenders and finance companies involving significant penalties, consent orders, cease and desist orders and similar remedies that, if applicable to auto finance providers and the type of products, services and operations World Omni offers, may require World Omni to cease or alter certain business practices, which could have a material adverse effect on World Omni’s financial condition, liquidity and results of operations.  World Omni expects the CFPB’s investigation of, and initiation of enforcement actions against, credit providers, whether on its own initiative or jointly with other agencies and regulators, will continue for the foreseeable future.

CFPB supervision and enforcement actions, if any, may result in monetary penalties, increase World Omni’s compliance costs, require changes in World Omni’s business practices, affect World Omni’s competitiveness, impair World Omni’s profitability, harm World Omni’s reputation or otherwise adversely affect World Omni’s business or result in the Titling Trust, as owner of the lease contracts, or the Issuing Entity being liable to the related lessee for any violation by the lender or the initial creditor or adversely affect the Issuing Entity’s ability to enforce its rights related to a lease contract.

Any licensing requirements of the Issuing Entity are governed by state and sometimes local law, and thus vary on a jurisdiction-by-jurisdiction basis. It is possible that, as a result of not being properly licensed under a state or local law, the Issuing Entity could be subject to liability or other adverse consequences.

The Servicer will make representations and warranties in the Servicing Agreement that, as to each lease and the related leased vehicle as of the relevant vehicle representation date, the Servicer has satisfied, or has directed the related dealer to satisfy, the provisions of the Servicing Agreement with respect to such lease and the application for the related certificate of title. If any such representation and warranty proves to be incorrect with respect to any lease, has certain material adverse effects and is not timely cured, the Servicer will be required under the Servicing Agreement to deposit an amount equal to the repurchase payment in respect of the lease and the related leased vehicle into the Exchange Note Collection Account unless the breach is cured in all material respects. See “The

Leases—Representations and Warranties Relating to the Units—Representations, Warranties and Covenants” for further information regarding the foregoing representations and warranties and the Servicer’s obligations with respect thereto.

Other Limitations

Numerous other statutory provisions, including applicable Insolvency Laws, may interfere with or affect the ability of the Servicer to enforce the rights of the Titling Trust under the leases. For example, if a lessee commences bankruptcy proceedings, the receipt of that lessee’s payments due under the related lease is likely to be delayed. In addition, a lessee who commences bankruptcy proceedings might be able to assign the lease to another party even though that lease prohibits assignment.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Set forth below is a summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Notes relevant to the beneficial owner of an [Offered] Note that holds the Note as a “capital asset” (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”) and, unless otherwise indicated below, is a U.S. Person (as defined in this prospectus). However, this summary does not cover all aspects of U.S. federal income taxation that may be relevant to the acquisition, ownership or disposition of the Notes by particular investors, and does not address the application of any U.S. federal non-income, state, local, foreign or other tax laws. This summary also does not address tax consequences to persons required to accelerate the recognition of any item of gross income with respect to the [Offered] Notes as a result of such income being recognized on an applicable financial statement. Moreover, the summary does not purport to deal with U.S. federal income tax consequences applicable to all categories of holders, some of which may be subject to special rules. For example, it does not discuss the tax treatment of Noteholders that are insurance companies, regulated investment companies, dealers in securities, investors liable for any alternative minimum tax or the Medicare tax on net investment income, individual retirement accounts and other tax-deferred accounts, REITs, tax-exempt organizations, investors that will hold the Notes as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes, or investors whose functional currency is not the U.S. dollar, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein)), or S-corporations or other pass-through entities for U.S. federal income tax purposes (and investors therein). The U.S. federal income tax treatment of a partner (or other owner) in a partnership (including any entity treated as partnership for U.S. federal income tax purposes) that holds a Note generally will depend on the status of the partner and the activities of the partnership. Partnerships and other entities or arrangements that are classified as partnerships for U.S. federal income tax purposes and persons holding Notes through any such entity or arrangement should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them with respect to an investment in the [Offered] Notes. This discussion is directed to prospective purchasers who purchase Notes in the initial distribution thereof at their “issue price” within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of the Notes is sold for money, other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). The discussion under the heading “Material U.S. Federal Income Tax Consequences” does not apply to any Retained Notes.

The following summary is based upon current provisions of the Code, the U.S. Department of the Treasury regulations promulgated thereunder, judicial authority, and applicable releases and ruling authority, all of which are subject to change or differing interpretations, and any such change or differing interpretation could apply retroactively. The Issuing Entity will be provided with an opinion of Mayer Brown LLP, special U.S. federal tax counsel to the Depositor, regarding certain U.S. federal income tax matters discussed below. Such opinion may be subject to qualifications and assumptions as set forth therein. An opinion of special U.S. federal tax counsel, however, is not binding on the Internal Revenue Service (the “IRS”) or the courts. Moreover, there are no cases or IRS rulings on similar transactions involving debt and equity interests issued by an entity similar to the Issuing Entity. As a result, the IRS may disagree with all or a part of the discussion below. No ruling on any of the issues discussed below will be sought from the IRS. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions set forth herein as well as the tax consequences to holders of the Notes. For purposes of the following summary, references to the Issuing Entity, the Notes and related terms, parties and documents shall be deemed to refer, unless otherwise specified, to the Issuing Entity and the Notes and related terms, parties and documents applicable to the Issuing Entity. The discussion under this section may not address all U.S. federal income tax considerations that may be significant to you. You are encouraged to consult your own tax advisors in determining the U.S. federal, state, local, foreign and any other tax consequences to you of the acquisition, ownership and disposition of the [Offered] Notes.

Tax Consequences to Holders of the Notes

Characterization of the Notes

The Depositor will agree, and the Noteholders will agree, by their purchase of the [Offered] Notes, to treat the Notes as debt for U.S. federal, state and local income and franchise tax purposes.

There are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. A basic premise of

U.S. federal income tax law is that the economic substance of a transaction generally will determine the U.S. federal income tax consequences of such transaction. Mayer Brown LLP, special U.S. federal tax counsel to the Depositor, will provide an opinion at closing, subject to the qualifications and assumptions therein, that the [Offered][Class [●]] Notes [will][should] be characterized as indebtedness for U.S. federal income tax purposes, in each case, to the extent the [Offered] Notes are treated as beneficially owned by a person other than the Issuing Entity or its affiliates for such purposes. The remainder of this discussion assumes that the [Offered] Notes are considered indebtedness for U.S. federal income tax purposes, in each case, to the extent the [Offered] Notes are treated as beneficially owned by a person other than the Issuing Entity or its affiliates for such purposes. For a discussion of the treatment if the [Offered] Notes were not considered debt for U.S. federal income tax purposes, see “—Tax Consequences to Holders of the Notes—Possible Alternative Treatment of the Notes” below.

Original Issue Discount

The discussion below assumes that all payments on the Notes are denominated in U.S. dollars, and that the Notes are not “interest only” or “principal only” Notes. Moreover, the discussion assumes that the interest formula for the Notes meets the requirements for “qualified stated interest” under U.S. Department of the Treasury regulations relating to debt instruments issued with original issue discount (“OID” and, such regulations, the “OID Regulations”). Interest that is not considered qualified stated interest must be accrued under the OID rules. For interest to be qualified stated interest, there must be legal remedies available to compel timely payment (at least annually) or the terms of the instrument must make the possibility of nonpayment or late payment sufficiently remote. Although the interest payments on the Class [●] Notes may be deferred under certain circumstances, the Issuing Entity intends to treat the possibility of such potential deferral as sufficiently remote for purposes of the OID rules such that all stated interest on the Class [●] Notes constitutes qualified stated interest.

Finally, the discussion assumes that any OID on the Notes, that is, any excess of the principal amount of the Notes over their issue price, is de minimis, or less than 0.25% of their principal amount multiplied by the number of complete years to maturity of the Notes, all within the meaning of the OID Regulations. Under the OID Regulations, a holder of a Note issued with a de minimis amount of OID generally must include such OID in income for U.S. federal income tax purposes, on a pro rata basis, as principal payments are made on the Note. If these conditions are not satisfied with respect to any given class of the Notes and as a result the Notes are treated as having been issued with OID, a Noteholder would be required to include such OID in income as interest over the term of the Note under a constant yield method. In general, OID must be included in income in advance of the receipt of cash representing that income. Thus, to the extent OID has accrued as of the date of the interest distribution and is not allocated to prior distributions, each cash distribution would be treated as an amount already included in income or as a repayment of principal. This treatment would have no significant effect on Noteholders using the accrual method of accounting. However, cash method Noteholders may be required to report income with respect to the Notes in advance of the receipt of cash attributable to such income.

[Rate of Interest Amendment

The Administrator (on behalf of the Issuing Entity) may modify a Class [●][-[●]]b Note in the event published SOFR is unavailable to calculate the rate of interest on the Class [●][-[●]]b Notes using an alternative method. It is intended that the replacement of the rate of interest on the Class [●][-[●]]b Notes will not be a taxable event for Noteholders of the Class [●][-[●]]b Notes.  However, a U.S. Person (as defined below) that owns a Class [●][-[●]]b Note may be deemed to have exchanged such Class [●][-[●]]b Note immediately prior to such change in rate for a new Class [●][-[●]]b Note.  This deemed exchange could be treated as either a recapitalization, in which case no gain or loss would be recognized by the U.S. Person that continues to own Class [●][-[●]]b Notes following such deemed exchange, or as a taxable exchange. If the deemed exchange was treated as taxable, any gain or loss would be equal to the difference between the issue price of the “new” Class [●][-[●]]b Notes (which, depending on whether such Notes are then treated as traded on an established market, may be the fair market value rather than the principal amount of the Notes), and the U.S. Person’s tax basis in the “old” Class [●][-[●]]b Notes.  If U.S. Persons are deemed to have exchanged their Class [●][-[●]]b Notes in a taxable exchange, such U.S. Persons would begin a new holding period in their Class [●][-[●]]b Notes for purposes of determining whether gain or loss on a further exchange would be long-term or short-term capital gain or loss.  Holders of Class [●][-[●]]b Notes should consult their own tax advisors with respect to the consequences of a change in the rate of interest due to the unavailability of a published SOFR.]

Sale or Other Disposition

Upon a sale, exchange, retirement, or other taxable disposition of a Note, the holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition in cash or property valued at fair market value (less amounts attributable to any accrued but unpaid interest not previously included in income, which will be taxable as ordinary income) and the holder’s adjusted tax basis in the Note. The adjusted tax basis of a Note to a particular Noteholder will equal the holder’s cost for the Note, increased by any OID previously included by the Noteholder in income with respect to the Note and decreased by payments other than qualified stated interest received on the Note. Any gain or loss will generally be capital gain or loss. Capital losses generally may be used by a corporate taxpayer only to offset capital gains, and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income. Capital gains realized by individual taxpayers from the sale or exchange of capital assets held for more than one year are subject to preferential rates of tax.

Non-U.S. Persons

Subject to the discussion of backup withholding and FATCA below, interest (including for purposes of this discussion of Non-U.S. Persons, OID, if any) paid or accrued to a Non-U.S. Person (as defined below) generally will be considered “portfolio interest,” and generally will not be subject to U.S. federal income tax or withholding tax if the interest is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Person and the Non-U.S. Person:

•	is not actually or constructively a “10 percent shareholder” of the Sponsor, the Issuing Entity or the Depositor, including a holder of 10% of the outstanding certificates, or a “controlled foreign corporation” with respect to which the Sponsor, the Issuing Entity or the Depositor is a “related person” within the meaning of the Code, or a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code; and

•	provides the Indenture Trustee or other person who is otherwise required to withhold U.S. tax with respect to the Notes with an appropriate statement on IRS Form W-8BEN (for an individual), IRS Form W-8BEN-E (for an entity), a similar form or the applicable successor form signed under penalties of perjury, certifying that the beneficial owner of the Note is a foreign person and providing the foreign person’s name and address.

As used herein, a “Non-U.S. Person” means a nonresident, foreign corporation or other non-U.S. Person (other than a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes), and a “U.S. Person” means:

•	a citizen or resident of the United States for U.S. federal income tax purposes; or

•	a corporation, except to the extent provided in applicable U.S. Department of the Treasury regulations, created or organized in or under the laws of the United States, any state or the District of Columbia, including an entity treated as a corporation for U.S. federal income tax purposes; or

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. Persons have the authority to control all substantial decisions of such trust; or

•	to the extent provided in applicable U.S. Department of the Treasury regulations, certain trusts in existence on August 20, 1996, which are eligible to elect to be treated as U.S. Persons.

Subject to the discussion of backup withholding and FATCA below, any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of a Note (other than gain that represents accrued but unpaid interest not previously included in income, which will be subject to the rules regarding interest described above) by a Non-U.S. Person generally will be exempt from U.S. federal income and withholding tax; provided that:

•	the gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Person; and

•	in the case of an individual Non-U.S. Person, the Non-U.S. Person is not present in the United States for 183 days or more in the taxable year.

If the interest, gain or income on a Note held by a Non-U.S. Person is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Person (and, if an applicable treaty so requires, is attributable to the conduct of a trade or business through a permanent establishment or fixed base in the United States), the holder, although exempt from the withholding tax previously discussed if an appropriate statement is furnished, generally will be subject to U.S. federal income tax on the interest, gain or income at regular U.S. federal income tax rates. The holder in this circumstance should provide an IRS Form W-8ECI or similar form or successor form indicating the income is effectively connected with a United States trade or business of the holder. In addition, if the foreign person is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its “effectively connected earnings and profits” within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty.

Information Reporting and Backup Withholding

U.S. Noteholders

In general, information reporting requirements will apply to certain payments of principal and interest on the Notes and to the proceeds from the disposition of a Note unless the recipient is an exempt recipient. In addition, backup withholding at the then-applicable rate will apply to the payments if a U.S. Noteholder fails to provide its taxpayer identification number and otherwise to comply with the applicable requirements of the U.S. backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Noteholder may be refunded or credited against the U.S. Noteholder’s U.S. federal income tax liability, if any, if the U.S. Noteholder timely provides the required information to the IRS.

Exempt recipients that are not subject to backup withholding and do not provide an IRS Form W-9 will nonetheless generally be treated as a foreign payee subject to withholding under FATCA (defined below), and may be withheld upon at the 30% rate discussed below. See below under “—Foreign Account Tax Compliance” for more information. U.S. Noteholders should consult their tax advisors regarding the availability of an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Noteholders

Generally, the amount of interest paid to a Non-U.S. Noteholder and the amount of tax, if any, withheld with respect to those payments must be reported to the IRS and to the Non-U.S. Noteholder. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Noteholder resides under the provisions of an applicable treaty.

In general, a Non-U.S. Noteholder will not be subject to backup withholding with respect to payments of interest on the Notes that are made to the Non-U.S. Noteholder provided that the payor does not have actual knowledge or reason to know that the Non-U.S. Noteholder is a “United States person” as defined under the Code, and the Non-U.S. Noteholder has provided certification that such holder is a Non-U.S. Noteholder.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a retirement or redemption) of Notes within the United States or conducted through certain U.S.-related financial intermediaries, unless the Non-U.S. Noteholder certifies to the payor under penalties of perjury that it is a Non-U.S. Noteholder (and the payor does not have actual knowledge or reason to know that the Non-U.S. Noteholder is a “United States person” as defined under the Code), or the Non-U.S. Noteholder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld from payments to a Non-U.S. Noteholder under the backup withholding rules may be refunded or credited against a Non-U.S. Noteholder’s federal income tax liability, if any, if the holder timely provides the required information to the IRS. Non-U.S. Noteholders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Foreign Account Tax Compliance

Sections 1471 through 1474 of the Code (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) significantly changed the reporting requirements imposed on certain Non-U.S. Persons, including certain foreign financial institutions and investment funds. In general, a 30% withholding tax could be imposed on payments made to any such Non-U.S. Person unless such Non-U.S. Person complies with certain reporting requirements regarding its direct and indirect U.S. shareholders and/or U.S. accountholders. Such withholding could apply to payments regardless of whether they are made to such Non-U.S. Person in its capacity as a holder of a Note or in a capacity of holding a Note for the account of another. The FATCA withholding tax applies regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., under the portfolio interest exemption or as capital gain). The withholding tax under FATCA currently applies with respect to interest payments, and initially was also applicable to gross proceeds from a disposition of debt instruments. However, proposed Treasury regulations have been issued that, when finalized, will provide for the repeal of the 30% withholding tax that would have applied to all payments of gross proceeds from the sale, exchange or other disposition of debt instruments. In the preamble to the proposed regulations, the government provided that taxpayers may generally, currently rely upon these proposed regulations until the issuance of final regulations. Potential investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation on an investment in the Notes.

Each holder of a Note or an interest therein, by acceptance of such Note or such interest therein, will be deemed to have agreed to provide to the person from whom it receives payments on the Notes (i) properly completed and signed tax certifications, for a U.S. Person, on IRS Form W-9 and, for a Non-U.S. Person, on the appropriate IRS Form W-8 (or in either case, an applicable successor form) and (ii) upon request, information sufficient to eliminate the imposition of, or determine the amount of, such withholding or deduction under FATCA. The Indenture Trustee has the right to withhold any amounts (properly withholdable under law and without any corresponding gross-up) payable to any holder of a Note or an interest therein that fails to comply with the requirements of the preceding sentence.

Possible Alternative Treatment of the Notes

In the event that any class of Notes was not treated as debt for U.S. federal income tax purposes, such class of Notes would most likely be characterized for U.S. federal income tax purposes as interests in a partnership. In such case, it is expected that stated interest payments on such class of Notes would be treated either as guaranteed payments under Section 707(c) of the Code or as a preferential allocation of net income of the Issuing Entity, with all other items of trust income, gain, loss, deduction and credit being allocated to the holders of the Notes. Although the U.S. federal income tax treatment of the Notes for most accrual basis taxpayers should not differ materially under this alternative characterization than if the Notes were treated as debt, this characterization could result in adverse effects for some holders of Notes. For example, holders of Notes treated as interests in a partnership could be subject to tax on income equal to the entire amount of the stated interest payments on the Notes, plus possibly some other items, even though the Issuing Entity might not have sufficient cash to make current cash distributions of the amount. Thus, cash basis holders would in effect be required to report income in respect of the Notes on the accrual basis and holders of the Notes could become liable for taxes on trust income even if they have not received cash from the Issuing Entity to pay the taxes. Individuals would not be entitled to deduct miscellaneous itemized deductions that are not allocable to a trade or business (which may include their share of partnership expenses such as interest on the Notes). Moreover, income allocable to a holder of a Note treated as a partnership interest that is a pension, profit-sharing, employee benefit plan, or other tax-exempt entity, including an individual retirement account, could constitute “unrelated debt-financed income” generally taxable to a holder under the Code. In addition, Non-U.S. Persons holding such class of Notes could be subject to withholding or be required to file a U.S. federal income tax return and to pay U.S. federal income tax, and, in the case of a corporation, branch profits tax, on their share of accruals of guaranteed payments and income of the Issuing Entity or upon a sale or exchange of their Note and individuals holding the Notes might be subject to some limitations on their ability to deduct their share of trust expenses.

Further, in order to backstop a Non-U.S. Person’s tax liability associated with gain upon the sale of a partnership interest where the partnership is engaged in a trade or business within the United States, rules under Section 1446(f) of the Code provide that the transferee of a Certificate or other equity interest in the Issuing Entity (including an [Offered] Note that the IRS successfully recharacterized as an equity interest) could be liable for a withholding tax of 10% of the amount realized by the transferor (including debt deemed to be assumed by the transferee) if the transferee does not obtain an affidavit meeting the requirements of Section 1446(f) of the Code or satisfy the requirements of IRS guidance issued thereunder so as to exempt the amount realized from such withholding. (The affidavits generally relate to either confirming that the transferor is a U.S. Person, that the Issuing Entity has not engaged in a trade or business within the United States at any time during the taxable year of the Issuing Entity through the date of the transfer, that the underlying assets of the Issuing Entity do not give rise to a certain level of income effectively connected with a trade or business in the United States, or that certain matters involving gain recognition are applicable to the transaction.) The Issuing Entity has not created a mechanism for a transferee of a Note to obtain any of the affidavits described above from a transferor. If any [Offered] Notes were successfully recharacterized by the IRS as other than indebtedness, a transferee of such [Offered] Note may be required to withhold unless it receives an appropriate affidavit. If a transferee is required to withhold and does not, the Issuing Entity is required to withhold, but only on distributions to such transferee. Any tax liability or penalties payable by the Issuing Entity could reduce the cash flow that would otherwise be available to make payments on all Notes. Potential investors are encouraged to consult with their own tax advisors regarding the possible effect of these rules.

In addition, if the IRS were to successfully contend that any class of Notes should not be treated as debt for U.S. federal income tax purposes, the Issuing Entity would be treated as a partnership for U.S. federal income tax purposes and could be treated as a publicly traded partnership for such purposes. A partnership may be classified as a publicly traded partnership if equity interests in the partnership are traded on an “established securities market” or are “readily tradable” on a “secondary market” or its “substantial equivalent.” For U.S. federal income tax purposes, a publicly traded partnership is generally taxable as a corporation. If the Issuing Entity were taxable as a corporation for U.S. federal income tax purposes, the Issuing Entity would be subject to corporate income tax on its taxable income. The Issuing Entity’s taxable income would include all its income on the leases, possibly reduced by its interest expense on the Notes (to the extent such interest was deductible). Any corporate income tax would materially reduce or eliminate cash otherwise available to make payments on the Notes in the manner described above. But even if the Issuing Entity were classified as a publicly traded partnership, it would avoid taxation as a corporation if 90% or more of its annual income constituted “qualifying income” not derived in the conduct of a “financial business.” It is unclear, however, whether the Issuing Entity’s income would be so classified.

Tax Regulations for Acquisition of Notes by Related Parties

The IRS has issued Treasury regulations under Section 385 of the Code that address the treatment of instruments as debt or equity where the instruments are held by certain parties who are related to the issuer.  Under these regulations, in certain circumstances, a Note that otherwise would be treated as debt is treated as equity for U.S. federal income tax purposes during periods in which the Note is held by a related party of the Issuing Entity (generally based on a group of corporations, disregarded entities, grantor trusts or controlled partnerships connected through 80% direct or indirect ownership).  Under these regulations, although it is not entirely clear, it is expected that any Notes treated as equity under these rules would be converted back to debt when acquired by a beneficial owner that is not a related party. In the event that such conversion into a debt instrument is not automatic and the determination of debt-equity status would need to be conducted at such time of the later acquisition, it is possible that such instrument could constitute equity in the Issuing Entity for U.S. federal income tax purposes.  In this regard, you should consider the discussion in “—Tax Consequences to Holders of the Notes—Possible Alternative Treatments of the Notes” above regarding the consequences of that development.  Although there is no present intent to sell the Certificates, the Trust Agreement addresses the Treasury regulations under Section 385 of the Code in order to prevent their application to the Notes.  Moreover, the Issuing Entity will be able to amend the Trust Agreement and the other transaction documents in the future without the consent of Noteholders as required to prevent the application of such Treasury regulations to the Notes. The documents will require that each purchaser of a Class A Note[, Class B Note, Class C Note, Class D Note, Class E Note or Class F Note] acknowledges and represents that it is not a member of an “expanded group” (within the meaning of the regulations issued under Section 385 of the Code) which includes a domestic corporation (as determined for U.S. federal income tax purposes) if such domestic corporation, directly or indirectly (through one or more entities that are treated for U.S. federal income tax purposes as partnerships, disregarded entities, or grantor trusts), owns 80% or more of the capital or profits of the Issuing Entity.

Classification of the Issuing Entity

Mayer Brown LLP, special U.S. federal tax counsel to the Depositor, will provide an opinion at closing that the Issuing Entity will not be characterized as an association (or publicly traded partnership), in either case, taxable as a corporation for U.S. federal income tax purposes. This opinion will be based on the assumption that the terms of the Exchange Note Transfer Agreement and Servicing Agreement and Indenture and related documents will be complied with, including that the Issuing Entity will not make an affirmative election to be treated as a corporation for U.S. federal income tax purposes. Such opinion may also be subject to qualifications and other assumptions as set forth therein.

If the Issuing Entity were taxable as a corporation for U.S. federal income tax purposes, the Issuing Entity would be subject to corporate income tax on its taxable income. The Issuing Entity’s taxable income would include all its income on the Exchange Note, possibly reduced by its interest expense on the Notes (to the extent such interest was deductible). Any corporate income tax would materially reduce or eliminate cash otherwise available to make payments on the Notes.

If the Issuing Entity were to be classified as a partnership for U.S. federal income tax purposes, then the tax consequences discussed above under “—Possible Alternative Treatment of the Notes” would apply, and unless the partnership elected otherwise, taxes arising from audit adjustments would be required to be paid by the partnership rather than by its partners or members. The parties responsible for the tax administration of the Issuing Entity will have the authority to utilize, and intend to utilize, the exceptions available under the law (including Treasury regulations promulgated thereunder) so that the persons treated as the Issuing Entity’s partners, to the fullest extent possible, rather than the Issuing Entity itself, will be liable for any taxes arising from audit adjustments to the Issuing Entity’s taxable income if the Issuing Entity is treated as a partnership. Prospective purchasers are urged to consult with their tax advisors regarding the possible effect of these rules. To the extent that the Issuing Entity is liable for any taxes arising from audit adjustments to the Issuing Entity’s taxable income if the Issuing Entity is treated as a partnership, the persons treated as the Issuing Entity’s partners are contractually obligated to reimburse the Issuing Entity in full for the amount paid by the Issuing Entity in respect of such tax liability.

Discount and Premium

The prepayment assumption that will be used in determining the rate of accrual of OID, if any, for U.S. federal income tax purposes will be based on the assumption that subsequent to the date of any determination the leases will prepay at a [1.25]% absolute prepayment model rate, and there will be no extensions of maturity for any leases. No representation is made that the leases will prepay at that rate or at any other rate [or that the interest payments on the Class [●] Notes will not be deferred].

Tax Shelter Disclosure and Investor List Requirements

U.S. Department of the Treasury regulations directed at abusive tax shelter activity appear to apply to transactions not conventionally regarded as tax shelters. Such U.S. Department of the Treasury regulations require taxpayers to report certain information on IRS Form 8886 if they participate in a “reportable transaction” and to retain certain information related to such transactions. Organizers and depositors of the transaction are required to maintain records including investor lists containing identifying information and to furnish those records to the IRS upon demand.

A transaction may be a “reportable transaction” based upon any of several indicia, one or more of which may be present with respect to your investment. Significant penalties can be imposed for failure to comply with these disclosure requirements. Prospective investors should be aware that the transferor and other participants in the transaction intend to comply with such disclosure and investor list requirements. Prospective investors are encouraged to consult their tax advisors concerning any possible disclosure obligation with respect to their investment.

STATE AND LOCAL TAX CONSEQUENCES

A rule under the Florida Income Tax Code (the “Loan Rule”) provides that a “financial organization” earning or receiving interest from loans secured by tangible property located in Florida will be deemed to be conducting business or earning or receiving income in Florida, and will be subject to Florida corporate income tax regardless of where the interest was received. A financial organization is defined to include any bank, trust company, savings bank, industrial bank, land bank, safe deposit company, private banker, savings and loan association, credit union, cooperative bank, small loan company, sales finance company or investment company. If the Loan Rule were to apply to the Notes, then a financial organization investing in the Notes would be subject to Florida corporate income tax on a portion of its income at a current maximum rate of [●]% and would be required to file an income tax return in Florida, even if it has no other Florida contacts. Bilzin Sumberg Baena Price & Axelrod LLP, special Florida counsel to the Depositor, is of the opinion (although not free from doubt and subject to the assumptions and circumstances contained in its full written opinion) that if the matter were properly presented to a court with jurisdiction, and if relevant law were interpreted consistent with existing authority, the court should hold that the Loan Rule would not apply to an investment in the [Offered] Notes or the receipt of interest on the [Offered] Notes by a financial organization with no other Florida contacts. We encourage you to consult your own tax advisor as to the applicability of the Loan Rule to an investment in the [Offered] Notes and your ability to offset any such Florida tax against any other state tax liabilities.

The discussion above does not address the tax treatment of the Issuing Entity, the securities or the security owners under any state or local tax law other than Florida law to the extent set forth above. Prospective investors are encouraged to consult their own tax advisors regarding the state and local tax treatment of the Issuing Entity and the securities, and the consequences of purchase, ownership or disposition of the securities under any state or local tax law, if applicable.

CERTAIN ERISA AND RELATED CONSIDERATIONS

Subject to the following discussion, the [Class [●]][Offered] Notes may be acquired by pension, profit-sharing or other employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), individual retirement accounts, Keogh plans and other plans covered by Section 4975 of the Code, and entities and accounts deemed to hold plan assets of the foregoing (each of the foregoing, a “Benefit Plan”). Other than as set forth below, the Class [E] Notes and the Class [F] Notes may not be acquired by or on behalf of Benefit Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit a Benefit Plan from engaging in particular transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such Benefit Plan. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of the Benefit Plan. In addition, Title I of ERISA also requires fiduciaries of a Benefit Plan subject to ERISA to make investments that are, among other things, prudent, diversified and in accordance with the governing plan documents. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) and some church plans (as defined in Section 3(33) of ERISA) are not subject to ERISA requirements; however, governmental and church plans may be subject to comparable federal, state or local law restrictions substantially similar to Title I of ERISA or Section 4975 of the Code (“Similar Law”). Unless the context clearly indicates otherwise, any reference in this section to the acquisition, holding or disposition of any of the Notes shall also mean the acquisition, holding or disposition of a beneficial interest in such Notes.

Certain transactions involving the Issuing Entity might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a Benefit Plan that purchased [Offered] Notes if assets of the Issuing Entity were deemed to be assets of the Benefit Plan. Under the United States Department of Labor regulation codified at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA (the “Regulation”), the assets of the Issuing Entity would be treated as plan assets of a Benefit Plan for the purposes of ERISA and the Code only if the Benefit Plan acquired an “equity interest” in the Issuing Entity and none of the exceptions contained in the Regulation was applicable. An equity interest is defined under the Regulation as an interest other than an instrument which is characterized as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, we believe that, at the time of their issuance, the [Class [●]][Offered] Notes should not be treated as equity interests of the Issuing Entity for purposes of the Regulation. This determination is based in part upon the traditional debt features of the [Class [●]][Offered] Notes, including the reasonable expectation of purchasers of [Class [●]][Offered] Notes that the [Class [●]][Offered] Notes will be repaid when due, as well as the absence of conversion rights, warrants and other typical equity features. [The debt treatment of one or more classes of [Class [●]][Offered] Notes for ERISA purposes could change if the Issuing Entity incurred losses. A fiduciary of a Benefit Plan considering an investment in an [Class [●]][Offered] Note should consider whether, at the time of acquisition, such [Class [●]][Offered] Note will be characterized as indebtedness for purposes of the Regulation.] Benefit Plans generally will be permitted to purchase [Class [●]] Notes subject to the considerations and deemed representations set forth herein. Since the lower rating of the Class [E] Notes and Class [F] Notes makes their debt treatment under the Regulation less clear they may not be purchased by Benefit Plans except in the limited circumstances and subject to the representations described below.

However, without regard to whether the [Class [●]][Offered] Notes are treated as equity interests for purposes of the Regulation, the acquisition, holding or disposition of [Class [●]][Offered] Notes by, or on behalf of, a Benefit Plan could be considered to give rise to a prohibited transaction if the Issuing Entity, the Depositor, the Servicer, the underwriters, the Owner Trustee or the Indenture Trustee or any of their respective affiliates (the “Transaction Parties”) is or becomes a party in interest or a disqualified person with respect to such Benefit Plan. In making the determination of whether the acquisition, holding or disposition of the [Class [●]][Offered] Notes by or on behalf of a Benefit Plan could give rise to a prohibited transaction, each Benefit Plan should consider whether any of the Transaction Parties will act as a fiduciary, or render investment advice for a fee or other compensation, direct or indirect, or has authority to do so, pursuant to ERISA, Section 4975 of the Code or otherwise, with respect to the acquisition, holding or disposition of the [Class [●]][Offered] Notes by such Benefit Plan (or by any fiduciary acting on behalf of such Benefit Plan). A statutory exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provides an exemption for some transactions between Benefit Plans and non-fiduciary service providers (or their affiliates) who are parties in interest or disqualified persons if specified conditions are established. In addition, certain class exemptions could offer relief for the acquisition, holding and/or disposition of [Class [●]][Offered] Notes by a Benefit Plan depending on the type and circumstances of the plan fiduciary making the decision to acquire such [Class [●]][Offered] Notes. Included among these exemptions are: Prohibited Transaction Class Exemption (“PTCE”) 96-23, regarding transactions effected by “in-house asset managers”; PTCE 95-60, regarding investments by insurance company general accounts; PTCE 90-1, regarding investments by insurance company pooled separate accounts; PTCE 91-38, regarding investments by bank collective investment funds; and PTCE 84-14, regarding transactions effected by “qualified professional asset managers.” There may also be certain individual prohibited transaction exemptions that are available. Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the Notes, and prospective purchasers that are Benefit Plans should consult with their legal advisors regarding the applicability of any such exemption. By acquiring [a][an] [Class [●]][Offered] Note, each purchaser and transferee of a beneficial interest will be deemed to represent that either (i) it is not acquiring and will not hold such [Class [●]][Offered] Note (or beneficial interests therein) on behalf of, or with the assets of any Benefit Plan or any U.S. governmental, non-U.S. or church plan or any other employee benefit plan or arrangement that is subject to Similar Law or (ii) its acquisition, holding and disposition of such [Class [●]][Offered] Note (or beneficial interests therein) will not constitute or give rise to a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of Similar Law.

Each investor in a Class [E] Note or Class [F] Note will be deemed to have represented that either (1) it is not acquiring and will not hold such Note on behalf of or with the assets of any person that is or will be any Benefit Plan or any U.S. governmental plan, non-U.S. plan, church plan or other employee benefit plan (a “Non-ERISA Plan”) that is subject to Similar Law, or (2) (a) it is an “insurance company general account” within the meaning of Prohibited Transaction Class Exemption 95-60, as amended (“PTCE 95-60”), (b) its acquisition, holding and disposition of the such Note is eligible for and satisfies all conditions for relief under PTCE 95-60, (c) neither it, nor any of its affiliates have discretionary authority or control with respect to the assets of the Issuing Entity or provides investment advice for a fee (direct or indirect) with respect to the assets of the Issuing Entity and, (d) for so long as it holds any such Note, less than 25% of the assets of such general account will constitute “plan assets” (within the meaning of the Regulation) or (3) it is a Non-ERISA Plan that is subject to Similar Law and its acquisition, holding and disposition of the Class [E] Notes and Class [F] Notes will not give rise to a violation of any Similar Law.

The sale of the Notes (or any interest therein) to a plan is not a representation by the Issuing Entity, the underwriters or any other party involved in the offering of the Notes that such an investment by the plan meets all relevant legal requirements relating to investments by plans generally or by any particular plan or that such an investment by the plan is appropriate for plans generally or for any particular plan.

A plan fiduciary considering the purchase of Notes is encouraged to consult its legal advisors regarding the matters discussed above and other applicable legal requirements, including, without limitation, whether the assets of the Issuing Entity would be considered plan assets, the possibility of exemptive relief from the prohibited transaction rules and other issues and their potential consequences.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement relating to the [Class A Notes][Notes], dated [●], 20[●] among World Omni, the Depositor and [●], [●] and [●], as the underwriters, the Depositor has agreed to sell to the underwriters named below and each of the underwriters has severally agreed to purchase, the principal amount of the Notes described opposite its name below:

Underwriter	Class A- 1[a/b] Notes			Class A- 2[a/b] Notes			Class A- 3[a/b] Notes			Class A- 4[a/b] Notes			[Class B[a/b] Notes			[Class C[a/b] Notes			Class D[a/b] Notes			[Class E[a/b] Notes			[Class F[a/b] Notes
[●]	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
[●]	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
[●]	$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]		$	[●]
Total	$	[●]	(1)	$	[●]	(1)	$	[●]	(1)	$	[●]	(1)	$	[●]	(1)	$	[●]	(1)	$	[●]	(1)	$	[●]	(1)	$	[●]	(1)

[(1)         If the aggregate initial principal amount of the Notes is $[●], the principal amount of the Class A-1 Notes will be $[●], the principal amount of the Class A-2 Notes will be $[●], the principal amount of the Class A-3 Notes will be $[●], the principal amount of the Class A-4 Notes will be $[●] [,][and] the principal amount of the Class B Notes will be $[●] [[,][and] the principal amount of the Class C Notes will be $[●]] [[,][and] the principal amount of the Class D Notes will be $[●]] [[,][and] the principal amount of the Class E Notes will be $[●]] [and the principal amount of the Class F Notes will be $[●].]

[(2)]       [The total principal amounts of the Class A-2 Notes and the Class A-3 Notes to be purchased by the underwriters will be $[●]. The principal amount of the Class A-2 Notes to be purchased by the underwriters is expected to be within the range of $[●] – $[●]. The principal amount of the Class A-3 Notes to be purchased by the underwriters is expected to be within the range of $[●] – $[●].]

[(3)]       [The initial principal amount of each class of Notes is based on the Statistical Discount Rate used to calculate the assumed Initial Note Value. The aggregate principal amount of the Notes offered hereby will be determined based on the Specified Discount Rate. The final aggregate principal amount of the Notes at the time of issuance will be an amount that is no more than [5]% in excess of, or less than, the amounts stated herein.]

[The Class [●] Notes are offered by this prospectus and some or all of the Class [●] Notes may be initially retained by the Depositor or one or more affiliates thereof on the [Initial] Closing Date. If retained, such retained Class [●] Notes may be sold, subject to certain limitations, from time to time to purchasers directly by the Depositor or one or more affiliates thereof or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Depositor or such affiliates or from the purchasers of such retained Class [●] Notes. If such retained Class [●] Notes are sold through underwriters, broker-dealers or agents, the Depositor or such affiliates will be responsible for underwriting discounts or commissions or agent’s commissions. Such retained Class [●] Notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.] /[The Depositor will retain [the Class [●] Notes][[●]% of each class of Notes][a single vertical security] in satisfaction of the Sponsor’s risk retention obligations under Regulation RR and may such interests in the timeframe described in “Credit Risk Retention.”]

The Depositor has been advised by the underwriters that they propose initially to offer the [Offered] Notes to the public at the prices set forth on the cover page hereof, and to dealers at these prices less a selling concession not in excess of the percentage set forth below for each class of [Offered] Notes. The underwriters may allow, and these dealers may reallow to other dealers, a subsequent concession not in excess of the percentage set forth below for each class of [Offered] Notes. After the initial public offering, the public offering price and such concessions may be changed. In the event of sales to affiliates, one or more of the underwriters may be required to forego a portion of the selling concession they would otherwise be entitled to receive.

	Selling Concession		Reallowance
Class A-1[a/b] Notes	[●]	%	[●]	%
Class A-2[a/b] Notes	[●]	%	[●]	%
Class A-3[a/b] Notes	[●]	%	[●]	%
Class A-4[a/b] Notes	[●]	%	[●]	%
[Class B[a/b] Notes	[●]	%	[●]	%]
[Class C[a/b] Notes	[●]	%	[●]	%]
[Class D[a/b] Notes	[●]	%	[●]	%]
[Class E[a/b] Notes	[●]	%	[●]	%]
[Class F[a/b] Notes	[●]	%	[●]	%]

The underwriting agreement provides that the obligations of the underwriters are subject to specified conditions precedent and that the underwriters will purchase all the [Offered] Notes if any of such Notes are purchased.

[insert for transactions not structured to comply with any aspect of EU or UK credit risk retention: Prospective investors should be aware that pursuant to Article 5 of Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 (as amended, the “EU Securitisation Regulation”), prior to investing in a “securitisation position” (as defined in the EU Securitisation Regulation) EU Affected Investors (as defined below) must, amongst other things: (a) verify that certain credit-granting requirements are satisfied; (b) verify that the originator, Sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than [5]%, determined in accordance with Article 6 of the EU Securitisation Regulation, and discloses the risk retention to EU Affected Investors; (c) verify that the originator, Sponsor or relevant “securitisation special purpose entity” (as defined in the EU Securitisation Regulation) has, where applicable, made available information as required by Article 7 of the EU Securitisation Regulation; and (d) carry out a due-diligence assessment which enables EU Affected Investors to assess the risks involved, considering at least (i) the risk characteristics of the securitisation position and the underlying exposures and (ii) all the structural features of the “securitisation” (as defined in the EU Securitisation Regulation) that can materially impact the performance of the securitization position. The EU Securitisation Regulation has direct effect in member states of the EU and is expected to be implemented by national legislation in other countries in the EEA. “EU Affected Investors” refers to certain types of EU regulated investors, including credit institutions and investment firms (and in each case certain consolidated affiliates thereof wherever located), institutions for occupational retirement provision, alternative investment fund managers who manage or market alternative investment funds in the EU, insurance and reinsurance undertakings and management companies of undertakings for collective investment in transferable securities (“UCITS”) (or internally managed UCITS).

With respect to the UK, the framework for the regulation of securitization comprises: (i) the Securitisation Regulations 2024 (SI 2024/102) (as amended, the “UK Securitisation Regulations”), (ii) the securitisation sourcebook of the handbook of rules and guidance adopted by the UK Financial Conduct Authority (the “FCA”) (the “SECN”), (iii) the Securitisation Part of the rulebook of published policy of the Prudential Regulatory Authority of the Bank of England (the “PRA”) (the “PRASR”) and (iv) relevant provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) (each as further amended, supplemented or replaced from time to time, the “UK Securitisation Framework”). The UK Securitisation Framework, together with (i) all relevant guidance, policy statements and directions relating to the application of the UK Securitisation Framework published by the FCA, the PRA and/or the UK Pensions Regulator (or their successors), (ii) any guidelines relating to the application of the EU Securitisation Regulation which are applicable in the UK, and (iii) any other applicable laws, acts, statutory instruments, rules, guidance or policy statements published or enacted relating to the UK Securitisation Framework, in each case as amended, supplemented or replaced from time to time, are referred to in this prospectus as the “UK Securitisation Rules”.

Regulations 32B to 32D (inclusive) of the UK Securitisation Regulations, SECN4 and Article 5 of Chapter 2 of the PRASR, as applicable, place certain due diligence requirements (the “UK Investor Due Diligence Requirements”) on investments in “securitisations” (as defined in the UK Securitisation Regulations) by an “institutional investor”, defined in the UK Securitisation Regulations to include: (a) an insurance undertaking as defined in section 417(1) of the FSMA; (b) a reinsurance undertaking as defined in section 417(1) of the FSMA; (c) the trustees or managers of an occupational pension scheme as defined in section 1(1) of the Pension Schemes Act

1993 that has its main administration in the UK; (d) a fund manager of such an occupational pension scheme appointed under section 34(2) of the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA; (e) an AIFM (as defined in regulation 4 of the Alternative Investment Fund Managers Regulations 2013 (the “AIFM Regulations”)) with permission under the FSMA in respect of managing an AIF (as defined in regulation 3 of the AIFM Regulations), and which markets or manages an AIF in the UK; (f) a small registered UK AIFM (as defined in the AIFM Regulations); (g) a management company as defined in section 237(2) of the FSMA; (h) a UCITS as defined in section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; (i) a CRR firm as defined in Article 4(1)(2A) of Regulation (EU) No 575/2013, as it forms part of the domestic law of the UK by virtue of the EUWA (as amended, the “UK CRR”); and (h) an FCA investment firm as defined in Article 4(1)(2AB) of the UK CRR. The UK Investor Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of entities subject to the UK CRR (such affiliates, together with all such institutional investors, “UK Affected Investors”).

The UK Investor Due Diligence Requirements provide that, prior to investing in (or otherwise holding an exposure to) a “securitisation position” (as defined in the UK Securitisation Regulations), a UK Affected Investor, other than the originator, sponsor or original lender (each as defined in the UK Securitisation Regulations) must, among other things: (1) verify that: (a) subject to certain exceptions, where the originator or original lender is established in a third country (i.e. not within the UK), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness; (b) if established in such a third country, the originator, sponsor or original lender retains on an ongoing basis (or, in the case of certain UK Affected Investors, continually retains) a material net economic interest which, in any event, shall not be less than [5]%, determined in accordance with SECN 5 or Article 6 of Chapter 2 and Chapter 4 of the PRASR, as applicable, and discloses the risk retention to institutional investors; and (c) the originator, sponsor or SSPE has made available sufficient information to enable the institutional investor independently to assess the risks of holding the securitisation position, and has committed to make further information available on an ongoing basis, as appropriate, in each case subject to certain minimum requirements (as to which, see additional information below); and (2) carry out a due-diligence assessment which enables the UK Affected Investor to assess the risks involved, considering at least (a) the risk characteristics of the securitisation position and the underlying exposures, and (b) all the structural features of the securitisation that can materially impact the performance of the securitisation position.

None of the Sponsor, the Depositor, the Servicer, the Issuing Entity or the underwriters, their respective affiliates nor any other party to the transactions described in this prospectus makes any representation or agreement that it intends or is required under the transaction documents to retain a material net economic interest in the securitization constituted by the issuance of the [Notes][securities] in a manner that would satisfy the requirements of the EU Securitisation Regulation or the UK Securitisation Framework, or undertakes to take any other action or refrain from taking any action prescribed or contemplated in, or for purposes of, or in connection with, compliance by any investor with any requirement of, the EU Securitisation Regulation or the UK Securitisation Framework.

The arrangements described under “U.S. Credit Risk Retention” have not been structured with the objective of enabling compliance with the requirements of the EU Securitisation Regulation or the UK Securitisation Framework by any person. Failure by an EU Affected Investor to comply with the EU Securitisation Regulation or failure by a UK Affected Investor to comply with the UK Securitisation Framework with respect to an investment in the Notes may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions or remedial measures. The EU Securitisation Regulation, the UK Securitisation Framework and any changes to the regulation or regulatory treatment of the Notes for some or all investors may negatively impact the regulatory position of affected investors and investment managers and consequently, the Notes may not be a suitable investment for EU Affected Investors and UK Affected Investors. As a result, the value and liquidity of the Notes in the secondary market may be adversely affected. See “Risk Factors—Risks Relating to Economic Conditions and Other External Factors—The Notes May Not Be a Suitable Investment for Investors Subject to the EU Securitisation Regulation or the UK Securitisation Framework.”

Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own investment and legal advisors regarding the suitability of the Notes for investment and the scope, applicability of, and compliance with the requirements of the EU Securitisation Regulation, the UK

Securitisation Framework and any other existing or future similar regimes in any relevant jurisdictions or other applicable regulations.]

The Notes are a new issue of securities with no established trading market. World Omni and the Depositor do not intend to apply for listing of the Notes on a national securities exchange. [Certain of] the underwriters have advised World Omni and the Depositor that they intend to act as market makers for the [Offered] Notes. However, the underwriters are not obligated to do so and may discontinue any market making at any time without notice. [Disruptions in the global financial markets due to recent pandemics and geopolitical unrest have caused uncertainty and volatility in the secondary market for asset-backed securities.] The underwriters may also be unwilling or unable to make a market in the [Offered] Notes due to regulatory developments or otherwise. Periods of illiquidity in the secondary market may adversely affect the market value of your Notes and your ability to locate a willing purchaser. Accordingly, no assurance can be given that a market will develop or, if one does develop, that it will provide you with liquidity of investment or continue for the life of your Notes.

In connection with the offering of the [Offered] Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the [Offered] Notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which an underwriter may bid for or purchase the [Offered] Notes for the purpose of stabilizing their market price. In addition, the underwriters may impose “penalty bids” whereby they may reclaim from a dealer participating in the offering the selling concession with respect to the [Offered] Notes that the dealer distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the [Offered] Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are taken, such transactions may be discontinued at any time without notice.

Due to the diverse nature of the business activities of the underwriters and their respective affiliates, the underwriters or their respective affiliates may from time to time have different economic interests in, and different views regarding, the future performance of the Reference Pool or securities that are backed by similar receivables. Subject to applicable law, including Securities Act Rule 192, which prohibits certain conflicts of interest transactions, the underwriters and their respective affiliates may be holding, buying, or selling interests in similar receivables or related derivatives (e.g., credit default swaps), not originating or limiting origination of similar receivables or taking long or short positions with respect to the securities backed by similar receivables. The interests of the underwriters and their respective affiliates may not be aligned with the interests of Noteholders, and such activities may cause or lead to potential conflicts of interests.

World Omni and the Depositor have agreed to indemnify the underwriters against some liabilities, including civil liabilities under the Securities Act of 1933, as amended, or contribute to payments which the underwriters may be required to make in respect of some liabilities, including civil liabilities under the Securities Act.

In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged and may engage in investment banking and/or commercial banking transactions with World Omni and its affiliates. We refer you to “Use of Proceeds” in this prospectus.

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle within one business day, unless the parties thereto expressly agree otherwise. Accordingly, purchasers who wish to trade the [Offered] Notes more than one business day prior to the expected delivery date will be required to specify an alternate settlement cycle at the time of any such trade to avoid a failed settlement.

The following chart sets forth information on the aggregate proceeds to the Depositor from the sale of the [Offered] Notes.

As Percent of Aggregate Principal Amount of the [Offered] Notes
Aggregate Price to Public of the [Offered] Notes	$	[●]	[●]	%
Aggregate Underwriting Discount	$	[●]	[●]	%
Aggregate Proceeds to Depositor	$	[●]	[●]	%
Additional Offering Expenses	$	[●]	[●]	%

OFFERING RESTRICTIONS

[European Economic Area

Each underwriter has (severally and not jointly) represented, warranted and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any [Offered] Notes to any EU retail investor in the European Economic Area (the “EEA”). For these purposes:

(a)	the expression “EU retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”); and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the [Offered] Notes to be offered so as to enable an investor to decide to purchase or subscribe for the [Offered] Notes.

United Kingdom

Each underwriter has (severally and not jointly) represented, warranted, and agreed that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of any [Offered] Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuing Entity or the Depositor; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any [Offered] Notes in, from or otherwise involving the UK.

Each underwriter has also (severally and not jointly) represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any [Offered] Notes to any UK retail investor in the UK. For these purposes:

(a)	the expression “UK retail investor” means a person who is one (or more) of the following:

(i)	a retail client, as defined in point (8) of Article 2 of Commission Delegated Regulation (EU) 2017/565 as it forms part of the domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”), and as amended; or

(ii)	a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (such rules or regulations, as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of the domestic law of the UK by virtue of the EUWA, and as amended; or

(iii)	not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of the domestic law of the UK by virtue of the EUWA (as amended, the “UK Prospectus Regulation”); and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the [Offered] Notes to be offered so as to enable an investor to decide to purchase or subscribe for the [Offered] Notes.

[The Class A-1 Notes have not been and will not be offered in the UK or to UK persons, and the underwriters will not accept proceeds of their initial sale of the Class A-1 Notes into an account located in the UK.]]

FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference in this prospectus, may contain certain forward-looking statements. In addition, certain statements made in future SEC filings by the Issuing Entity or the Depositor in press releases and in oral and written statements made by or with the Issuing Entity’s or the Depositor’s approval may constitute forward-looking statements. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements include information relating to, among other things, continued and increased business competition, an increase in delinquencies (including increases due to worsening of economic conditions), changes in demographics, changes in local, regional or national business, economic, political and social conditions, regulatory and accounting initiatives, changes in customer preferences, and costs of integrating new businesses and technologies, many of which are beyond the control of the Servicer, the Issuing Entity or the Depositor. Forward-looking statements also include statements using words such as “expect,” “anticipate,” “hope,” “intend,” “plan,” “believe,” “estimates” or similar expressions. The Issuing Entity and the Depositor have based these forward-looking statements on their current plans, estimates and projections, and you should not unduly rely on them.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risks discussed below. Future performance and actual results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of the Issuing Entity or the Depositor to control or predict. The forward-looking statements made in this prospectus speak only as of the date stated on the cover page of this prospectus. Other than as required by applicable law, the Issuing Entity and the Depositor undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

LEGAL PROCEEDINGS

[There are no legal or governmental proceedings pending against World Omni, the Initial Beneficiary, the Titling Trust, the Depositor, the Issuing Entity or the Servicer, or of which any property of the foregoing is the subject, that, if determined adversely to such party, would be material to holders of the Notes.]

Other than as described in “The Trustees of the Issuing Entity” in this prospectus, each of the Indenture Trustee and the Owner Trustee has represented to the Issuing Entity and the Depositor that there are no legal proceedings pending or known to be contemplated by governmental authorities against such trustee that would have a material adverse impact to holders of the Notes.

[Describe any legal proceedings against the Sponsor, the Depositor, the Owner Trustee, the Indenture Trustee, the Issuing Entity or the Servicer that are material to Noteholders.]

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Issuing Entity “incorporates by reference” some information it files with the SEC, which means that the Issuing Entity can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that the Issuing Entity files later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. The Issuing Entity incorporates by reference the asset-level data and information included as exhibits to any Form ABS-EE filed or caused to be filed with the SEC by the Depositor with respect to the Issuing Entity before the termination of the offering of the Notes. The Issuing Entity also incorporates by reference any current reports on Form 8-K later filed by or on behalf of the Issuing Entity before the termination of the offering of the Notes (including any market-making transactions for the Notes unless exempt from the registration requirements of the Securities Act). Any Form ABS-15G furnished by the Depositor pursuant to Rule 15Ga-2 of the Exchange Act is not and will not be incorporated by reference into this prospectus or the registration statement.

For the time period that the Issuing Entity is required to report under the Securities Exchange Act of 1934, as amended, the aforementioned periodic reports with respect to the Issuing Entity will be available to you through our website at http://www.worldomni.com/asset_securities.html as soon as reasonably practicable after such reports are filed with, or furnished to, the SEC. The Servicer Certificates to securityholders referenced throughout this prospectus will also be made available through such website. The contents of our website are not incorporated in, or otherwise to be regarded as part of, this prospectus. For purposes of any electronic version of this prospectus, the preceding link to the uniform resource locator, or URL, is an inactive textual reference only. We have taken steps to ensure that this link to the URL was inactive at the time we created any electronic version of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of the person, a copy of any and all of the documents incorporated by reference in this prospectus, not including the exhibits to the documents, unless the exhibits are specifically incorporated by reference in the documents. Requests for the copies should be directed to the office of the General Counsel, 250 Jim Moran Blvd., Deerfield Beach, Florida 33442 (954) 429-2200.

This prospectus is part of our registration statement. This prospectus does not contain all of the information in our registration statement. For further information, please see our registration statement and the accompanying exhibits which we have filed with the SEC. This prospectus may summarize contracts and/or other documents. For further information, please see the copy of the contract or other document filed as an exhibit to the registration statement. The SEC maintains a website at “http://www.sec.gov” at which users can view and download copies of reports, proxy and information statements and other information filed electronically through the EDGAR system. Copies of the transaction documents related to the Issuing Entity will be provided to each person to whom a prospectus is delivered, upon written or oral request directed to our offices at 250 Jim Moran Blvd., Deerfield Beach, Florida 33442 (954) 429-2200. The contents of the SEC’s website are not incorporated in, or otherwise to be regarded as part of, this prospectus. For purposes of any electronic version of this prospectus, the preceding link to the uniform resource locator, or URL, is an inactive textual reference only. We have taken steps to ensure that this link to the URL was inactive at the time we created any electronic version of this prospectus.

LEGAL MATTERS

Some legal matters relating to the [Offered] Notes, including the legality opinion for the [Offered] Notes and certain U.S. federal income tax matters, will be passed upon for the Depositor and the Servicer by Mayer Brown LLP. Some legal matters relating to the Titling Trust and the Initial Beneficiary will also be passed upon by Mayer Brown LLP. Some legal matters relating to the Loan Rule will be passed upon by Bilzin Sumberg Baena Price & Axelrod LLP, Miami, Florida. Some legal matters relating to the [Offered] Notes will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP.

INDEX OF PRINCIPAL TERMS

Set forth below is a list of certain of the more important terms used in this prospectus and the pages on which the definitions of those terms may be found.

[Initial] Closing Date	93
[Risk Retention] Required Reserve Account Balance	15
[Risk Retention] Reserve Account	15
100% Prepayment Assumption	93
2020 NDAA	67, 176
2021 NDAA	67, 176
2022 NDAA	67
ABS	92
Accumulation Account	18
Additional Class A-1 Payment Date	4
Additional Lease Charges	79
Adjusted Capitalized Cost	79
Administration Agreement	77
Administrative Agent	2
AIFM Regulations	56, 191
ALG	79
ALG Residual Value	106
Amortization Period	17
Asset Pools	90
Asset Representations Review Agreement	97
Asset Representations Reviewer	97
Asset-Level Data File	80
Automotive Lease Guide	79
Available Funds	128
Base Monthly Payments	79
Base Residual Value	106
Base Servicing Agreement	87
Benchmark	109
Benchmark Replacement	109
Benchmark Replacement Adjustment	109
Benchmark Replacement Conforming Changes	109
Benchmark Replacement Date	110
Benchmark Transition Event	110
Benefit Plan	187
Business Day	113
CARS Rule	63
Certificateholders	100
Certificates	19
CFPB	62
Class [ ] Reserve Account Initial Deposit	137
Class [ ][-[ ]] Notes	3
Class A Notes	3
Clean-Up Call	7
Clearstream	4
Closed-End Collateral Agent	87
Closed-End Collateral Specified Interest	159
Code	139, 179
Collateral	162
Collateral Agency Agreement	87

Collection Period	113
Compounded SOFR	108
Contract Residual Value	79
Controlling Securities	29
Conversion Date	83
Corresponding Tenor	110
Credit Risk Retention	3
Customary Servicing Practices	121
Data Tape	80
Deal Agent	87
Defaulted Lease	106
Defaulted Payment Charge	84
Delaware Trustee	87
Delegated Directive	v
Delinquency Percentage	82
Delinquency Threshold Amount	83
Delinquency Trigger	83
Distributor	iii
DISTRIBUTOR	v
Dodd-Frank Act	61
DTC	4
Early Termination Charge	83
EBA	52
Eea	v
Eligible Accounts	120
Eligible Institution	121
Eligible Trust Account Institution	121
ERISA	187
ESAs Report	54
ESG	78
ESMA	52
EU Affected Investors	52, 190
EU CRR	52
EU Investor Due Diligence Requirements	52
EU PRIIPS Regulation	v
EU Prospectus Regulation	v
EU Retail Investor	v
EU Risk Retention Requirements	53
EU RTS	53
EU Securitisation Regulation	51, 190
EU Securitisation Rules	52
EU Transparency Requirements	53
Euroclear	4
EUWA	ii
Event of Default	10
Exchange Act	161
Exchange Note	1
Exchange Note Collected Amounts	100
Exchange Note Collection Account	120
Exchange Note Default	161
Exchange Note Redemption Date	126

Exchange Note Redemption Price	126
Exchange Note Sale Agreement	100
Exchange Note Servicer Default	125
Exchange Note Supplement	87
Exchange Note Transfer Agreement	100
FATCA	183
FCA	iii, 55
FDIC	66
FDIC Counsel	170
Financial Promotion Order	ii
Five-State Area	1
Floating Rate Notes	3
Force Majeure	125
Foreign Account Tax Compliance Act	183
FRBNY	37
FRBNY’s Website	108
FSMA	ii, 55, 190
FTC	63
Indemnified Person	160
Indenture	107
Initial Beneficiary	87
Initial Note Value	6
Insolvency Laws	166
Investment Company Act	18
Investment Professionals	ii
IRS	179
ISDA Definitions	110
ISDA Fallback Adjustment	110
ISDA Fallback Rate	110
Issuing Entity	1
Issuing Entity Property	12
JMFE	77
Lease Charges	79
Lease Rate	79
Lemon Law	175
LIBOR	34
Liquidation Proceeds	86
LKE	85
LKE Disposition Proceeds	86
Loan Rule	186
Maximum Negative Carry Amount	17
MIFID II	v
Monthly Swap Payment Amount	113
Nat’l Collegiate	64
NCSL Trusts	64
Negative Carry Account Initial Deposit	138
Negative Carry Amount	17
Net LKE Disposition Proceeds	86
Non-ERISA Plan	188
Non-U.S. Person	181
noteholder	75
Noteholders	77
Noteholders’ Fifth Priority Principal Distributable Amount	8
Noteholders’ First Priority Principal Distributable Amount	7
Noteholders’ Fourth Priority Principal Distributable Amount	8

Noteholders’ Regular Principal Distributable Amount	9
Noteholders’ Second Priority Principal Distributable Amount	8
Noteholders’ Sixth Priority Principal Distributable Amount	9
Noteholders’ Third Priority Principal Distributable Amount	8
Notes	3
NRSROs	74
Offered Notes	3
OID Regulations	180
OLA	66
Open-End Collateral Specified Interest	159
Other Exchange Note	159
Other Reference Pool	159
Overcollateralization Amount	14
Parity Reinvestment Amount	81
Payment Date	4
Payments Ahead	101
PBGC	69
PHEAA	64
PIMCO	64
Pledge and Security Agreement	99
Pool	12
PRA	55, 190
PRASR	55, 190
Pre-Funded Amounts	79
Pre-Funding Account	137
Pre-Funding Account Initial Deposit	13
Pre-Funding Period	17
Principal Distribution Account	120
PTCE	188
PTCE 95-60	188
Purchase Price	159
QI	85
Reference Pool	1
Reference Time	107
Regulation	187
Regulation RR	19, 20
Relevant Governmental Body	111
Relevant Persons	ii
Relinquished Vehicles	85
Remaining Payments Charge	83
Replacement Vehicles	85
Required Class [●] Reserve Account Balance	137
Required Negative Carry Account Balance	17
Retained Interest	20
Retained Notes	3
Review Leases	84
Revolving Period	17
Rule 193 Information	79
Sample	80
SCRA	66
SEC	62
SECN	55
Securitization Rate	106

Securitization Value	106
Senior Swap Termination Payment Amount	113
Servicer Certificate	105
Servicing Agreement	88
Servicing Supplement	88
Similar Law	187
SOFR	37
SOFR Adjustment Conforming Changes	108
SOFR Adjustment Date	107
SOFR Determination Time	107
SOFR Rate	107
Specified Discount Rate	6
SSPE	52
Statistical Discount Rate	6
Subordinate Swap Termination Payment Amount	113
Substitute Unit	82
Swap Termination Payment Amount	113
Target Reinvestment Amount	79
Tax Cuts and Jobs Act	85
Terminated Unit	106
Third Circuit	64
Titling Trust	87
Titling Trust Administrator	87
Titling Trust Agreement	87
Titling Trust Certificates	89
Titling Trust Documents	87
Titling Trustee	87
Titling Trustee Agent	87
Transaction Parties	187

Transportation Act	72
TRM	79
Trust Accounts	120
Trust Agreement	93
Trust Collection Account	120
Trust Collection Account Shortfall Amount	126
TSRP	79
U.S. Bank	87
U.S. Bank Trust	87
U.S. Government Securities Business Day	108
U.S. Person	181
UCITS	52, 190
UDAAP	62
UK	ii
UK Affected Investors	56, 191
UK CRR	56, 191
UK Investor Due Diligence Requirements	56, 190
UK MIFIR Product Governance Rules	iii
UK PRIIPS Regulation	ii
UK Prospectus Regulation	ii
UK Retail Investor	ii
UK Risk Retention Requirements	57
UK Securitisation Framework	55, 190
UK Securitisation Regulations	55, 190
UK Securitisation Rules	56, 190
Unadjusted Benchmark Replacement	111
Unit	11
Units	11
Warehouse Facility Pool	159
World Omni	1

Appendix A

STATIC POOL INFORMATION

This Appendix A sets forth in tabular [and graphic] format, static Pool information regarding Pools of leases and leased vehicles securitized by the Sponsor during the last five years. The characteristics of each securitized Pool described above are based on the securitized Pool as of the related [Initial][Actual] Cutoff Date. There can be no assurance that the performance of the prior securitized pools will correspond to or be an accurate predictor of the performance of this securitized Pool.

[Graphical illustration of delinquencies, credit losses/gains, residual value losses/gains and prepayment speeds for each prior securitized pool to be added to the extent such presentation would aid in the understanding of the table data.]

Characteristics of the Leases

The assets in each of World Omni’s securitized Reference Pools consisted of motor vehicle leases and the related leased vehicles generated in the ordinary course of business by World Omni in accordance with the underwriting procedures described under “The Servicer, Sponsor and Administrator—Origination, Underwriting and Purchasing” and “—Underwriting Standards” in this prospectus. As of the relevant [Initial][Actual] Cutoff Date, the Units in the securitized portfolios consisted of the characteristics provided below. For comparison purposes, the characteristics of the Units related to the Notes described in this prospectus as of the [Initial][Actual] Cutoff Date are provided immediately below. All lease balances are calculated using [the ALG residual at the time of origination of the lease].

WORLD OMNI AUTOMOBILE LEASE SECURITIZATION TRUST 20[●]-[●]
ORIGINAL PORTFOLIO CHARACTERISTICS

The following table sets forth information regarding the composition of the leases and leased vehicles in a Reference Pool securitized by the Sponsor during the last five years [and, for comparison purposes, the characteristics of the Reference Pool described in this prospectus, each as of the related [Initial][Actual] Cutoff Date].

	20[●]-[●]		20[●]-[●]
[Initial][Actual] Cutoff Date
Number of Leases
Total Number of Leases Originated
Total Lease Balance
Initial Securitization Value	$		$
Initial Securitization Value
Avg Initial Securitization Value of Leases Originated	$		$
Min Initial Securitization Value of Leases Originated	$		$
Max Initial Securitization Value of Leases Originated	$		$
Base Residual
Avg Base Residual at Origination	$		$
Min Base Residual at Origination	$		$
Max Base Residual at Origination	$		$
Base Residual % MRT/TSRP
Base Residual at origination as % of lower of MRT/TSRP		%		%
Original Term
Weighted Average(1)
Min original term
Max original term

Top 5 states concentration (based on the billing addresses of the lessees )(5)%	%
1 [●]
2 [●]
3 [●]
4 [●]
5 [●]

Top 5 vehicle models(5)%		%
1 [●]
2 [●]
3 [●]
4 [●]
5 [●]
[FICO®][Vantage] Score(2)
Weighted Average [FICO®][Vantage] score(1) (3)(6)
Range of [FICO®][Vantage] scores that represents greater than 90% of all Pool [FICO®][Vantage] scores(3) (4)	-	-

(1)	Weighted by Securitization Value.
(2)	FICO® is a federally registered trademark of Fair, Isaac & Company.
(3)	[FICO®][Vantage] scores are calculated excluding accounts for which no [FICO®][Vantage] score is available in World Omni’s account servicing system.
(4)	Less than 5% of the lessee [FICO®][Vantage] scores (based on the aggregate Securitization Value) exceed [●] and less than 5% of the lessee [FICO®][Vantage] scores (based on the aggregate Securitization Value) fall below [●]. Range of [FICO®][Vantage] scores represents 90% of the aggregate Securitization Value as of origination.
(5)	Calculated as a percentage of Initial Securitization Value.
(6)	[FICO®][Vantage] score is calculated using the primary applicant [FICO®][Vantage] score or, it not available, the co-applicant [FICO®][Vantage] score.

WORLD OMNI AUTOMOBILE LEASE SECURITIZATION TRUST 20[●]-[●]
BALANCE, PREPAYMENT AND DELINQUENCIES

Delinquencies (1)
Collection Period	End-of-Month Securitization Value ($)	Return Rate (2)	Prepayment Speed(3)	Past Due 31-60 Days ($)	Past Due 61-90 Days ($)	Past Due 91-120 Days ($)	Past Due 121 Days and Over ($)	Past Due 61+ Days (%) (4)
[ ]	[ ]		[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
[ ]	[ ]		[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

(1) World Omni considers a payment to be past due or delinquent when a lessee owes more than the Delinquency Threshold Amount after the related due date, including leases with bankrupt lessees but excluding Defaulted Leases. The period of delinquency is based on the number of days that in more than Delinquency Threshold Amount is contractually past due.

(2) [Return Rate means [ ].]

(3) For purposes of this table, prepayment speed has a 0.00% floor.

(4) As of end-of-month.

Delinquency Information. The graph below shows delinquency information for World Omni’s prior securitized pools of lease for all transactions issued during the five years preceding the date of this prospectus. [The graphical illustration of delinquency information will represent World Omni’s prior securitized pools of lease for all transactions issued during the five years preceding the date of the applicable prospectus.]

Prepayment Speed Information. The graph below shows prepayment speed information for World Omni’s prior securitized pools of lease for all transactions issued during the five years preceding the date of this prospectus. [The graphical illustration of prepayment speed information will represent World Omni’s prior securitized pools of lease for all transactions issued during the five years preceding the date of the applicable prospectus.]

WORLD OMNI AUTOMOBILE LEASE SECURITIZATION TRUST 20[●]-[●]

CREDIT AND RESIDUAL VALUE LOSSES/(GAINS)

Month	Initial Securitization Value ($)		$ Cum. Net Credit Losses/(Gains) (1)		Cum. Net Credit Losses/(Gains) as % of the Initial Securitization Value		$ Cum. Net Residual Losses/(Gains) (2)		Cum. Net Residual Losses/(Gains) as % of the Initial Securitization Value
1	$	[●]	$	[●]	[●]	%	$	[ ]	[●]	%
2	$	[●]	$	[●]	[●]	%	$	[ ]	[●]	%

(1) Cumulative Net Credit Losses/(Gains) are equal to the aggregate Securitization Value of all Units charged-off, less sale proceeds and recoveries received by the Servicer in connection with the sale or other disposition of the related leased vehicle, net of any and all out-of-pocket costs and expenses incurred by the Servicer in connection with such sale or other disposition, including without limitation, all repossession, auction, painting, repair and any and all other similar liquidation and refurbishment costs and expenses. Recoveries means all monies collected by the Servicer on such Unit, net of any and all out-of-pocket costs and expenses incurred by the Servicer in connection therewith.

(2) Cumulative Net Residual Losses/(Gains) are equal to the aggregate Securitization Value of Terminated Units (excluding Defaulted Leases and payoffs), less sale proceeds and recoveries received by the Servicer in connection with the sale or other disposition of the related leased vehicle (including amounts received for excess wear and use and excess mileage), net of any and all out-of-pocket costs and expenses incurred by the Servicer in connection with such sale or other disposition, including without limitation, all auction, painting, repair and any and all other similar liquidation and refurbishment costs and expenses. Recoveries means all monies collected by the Servicer on such Unit, net of any and all out-of-pocket costs and expenses incurred by the Servicer in connection therewith.

Cumulative Net Credit Loss/(Gain) Information. The graph below shows cumulative net credit loss/(gain) information for World Omni’s prior securitized pools of lease for all transactions issued during the five years preceding the date of this prospectus. [The graphical illustration of cumulative net credit loss/(gain) information will represent World Omni’s prior securitized pools of lease for all transactions issued during the five years preceding the date of the applicable prospectus.]

Cumulative Net Residual Loss/(Gain) Information. The graph below shows cumulative net residual loss/(gain) information for World Omni’s prior securitized pools of lease for all transactions issued during the five years preceding the date of this prospectus. [The graphical illustration of cumulative net residual loss/(gain) information will represent World Omni’s prior securitized pools of lease for all transactions issued during the five years preceding the date of the applicable prospectus.]

Appendix B

ASSUMED CASH FLOWS

The cash flow table below shows the reduction in the Securitization Value of the Reference Pool and the payments that will be received each Collection Period on the Reference Pool assuming (i) each base monthly payment is made as scheduled with no prepayments, delays or defaults and (ii) each leased vehicle is returned and sold for an amount equal to the base residual value in the month after the month in which the final base monthly payment is due.

End of Collection Period	Securitization Value		Base Monthly Payments		Base Monthly Residual Payment
[Initial][Actual] Cutoff Date	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]
[●] 20[●]	$	[●]	$	[●]	$	[●]

B-1

$[●][(1)]

World Omni Automobile Lease Securitization Trust 20[●]-[●]

Issuing Entity

World Omni Auto Leasing LLC

Depositor

World Omni Financial Corp.

Servicer and Sponsor

Asset-Backed Notes
Series 20[●]-[●]

PROSPECTUS

[(1)] The aggregate initial principal amount of [Offered] Notes will either be $[●] or [●].]

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus. Until ninety days after the date of this prospectus, all dealers effecting transactions in the [Offered] Notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotment or subscription.

Dealer prospectus delivery obligation. Until ninety days following the date of this prospectus, all dealers that effect transactions in these Notes, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Joint Bookrunners of the Class A Notes

[●]	[●]	[●]

Co-Manager[s] of the Class A Notes

[●]	[●]	[●]

[Underwriters of the Class B Notes [[,][and] the Class C Notes][[,][and] the Class D Notes[[,][and] the Class E Notes [and the Class F Notes]]

[●]	[●]	[●]

The date of this Prospectus is [●].

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 12.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimated expenses to be incurred in connection with the offering of the securities, other than underwriting discounts and commissions, described in this Registration Statement:

Securities and Exchange Commission registration fee*	$686,400
Printing and engraving costs	45,000
Legal fees	1,596,400
Trustee fees and expenses	175,000
Accountant’s fees	425,000
Rating Agencies’ fees	3,265,900
Asset Representations Reviewer fees and expenses	75,000
Miscellaneous expenses	75,000
Total	$6,343,700

* The registration fee for any securities has been estimated for purposes of this table and is deferred in accordance with Rules 456(c) and 457(s).

ITEM 13.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

ITEM 13.1	WORLD OMNI AUTO LEASING LLC

The following is a summary of the statutes, limited liability company agreement or other arrangements under which the Depositor’s directors and officers are insured or indemnified against liability in their capacities as such.

Limited Liability Company Agreement

The Depositor was formed under the laws of Delaware. The limited liability company agreement of the Depositor provides, in effect, that, subject to certain limited exceptions, it will indemnify its members, directors or officers and may indemnify any employee or agent of the Depositor who was or is a party or is threatened to be made a party to a threatened, pending, or completed action, suit, or proceeding (whether civil, criminal, administrative, or investigative and whether formal or informal) other than an action by or in the right of the Depositor, where such person is a party because such person is or was a member, director, officer, employee, or agent of the Depositor. The Depositor limited liability company agreement also provides that it will generally indemnify its members and directors against expenses, including, attorney fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by a director in connection with an action, suit or proceeding relating to acts or omissions of that director regarding specified items relating to bankruptcy and insolvency.

In general, the Depositor will indemnify its members, directors or officers and may indemnify its employees or agents against expenses, including attorneys’ fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with an action, suit or proceeding. To the fullest extent permitted by law, the Depositor will also indemnify such member, director or officer and may indemnify such employee or agent if the person acted in good faith and did not engage in willful misconduct or gross negligence. With respect to a criminal action proceeding, the person must have had no reasonable cause to believe his misconduct was unlawful. Unless ordered by a court, certain indemnifications shall be made by the Depositor only as it authorizes in the specific case after (1) determining that the indemnification is proper under the circumstances because the person to be indemnified has met the applicable standard of conduct and (2) evaluating the reasonableness of the expenses and of the amounts paid in settlement. This determination and evaluation shall be made by a majority vote of the disinterested members or, if there is only one member, by that member. However, no indemnification shall be provided to any member, director, officer, employee or agent of the Depositor for or in connection with (1) the receipt of a financial benefit to which the person is not entitled; (2) voting for or assenting to a distribution to members in violation of the limited liability company agreement or the Delaware Limited Liability Company Act (the “Act”); (3) a knowing violation of law; or (4) acts or missions of such person constituting willful misconduct or gross negligence. To the extent that a member, director, officer, employee, or agent of the Depositor has been successful on the merits or otherwise in defense of an action, suit, or proceeding or in defense of any claim, issue, or other matter in such action, suit or proceeding, such person shall be indemnified against actual and reasonable expenses, including reasonable attorney fees, incurred by such person in connection with the action, suit, proceeding and any action, suit or proceeding brought to enforce such mandatory indemnification.

In addition, no member, director or officer of the Depositor shall be liable to the Depositor or any other person who is bound by the limited liability company agreement of the Depositor for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such member, director or officer in good faith on behalf of the Depositor and in a manner reasonably believed to be within the scope of the authority conferred on such member, director or officer by the limited liability company agreement of the Depositor, except that a member, director or officer shall be liable for any such loss, damage or claim incurred by reason of such member’s director’s or officer’s willful misconduct or gross negligence.

Insofar as indemnification by the Depositor for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, the Depositor has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Delaware Limited Liability Company Act

Section 18-108 of the Act provides that, subject to the standards and restrictions, if any, as are described in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Liability Insurance

The Depositor also maintains insurance providing for payment, subject to certain exceptions, on behalf of officers, director and managers of the Depositor and its subsidiaries of money damages incurred as a result of legal actions instituted against them in their capacities as such officers, directors of managers (whether or not such person could be indemnified against such expense, liability or loss under the Act).

Underwriting Agreement

Each underwriting agreement will provide that the underwriter will indemnify the Depositor against specified liabilities, including liabilities under the Securities Act.

ITEM 13.2. WORLD OMNI LT.

Section 3803 of the Delaware Statutory Trust Statute provides as follows:

3803 Liability of beneficial owners and trustees:

(a) Except to the extent otherwise provided in the governing instrument of the statutory trust, the beneficial owners shall be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the general corporation law of the State.

(b) Except to the extent otherwise provided in the governing instrument of a statutory trust, a trustee, when acting in such capacity, shall not be personally liable to any person other than the statutory trust or a beneficial owner for any act, omission or obligation of the statutory trust or any trustee thereof.

(c) Except to the extent otherwise provided in the governing instrument of a statutory trust, an officer, employee, manager or other person acting pursuant to §3806(b)(7) of this title, when acting in such capacity, shall not be personally liable to any person other than the statutory trust or a beneficial owner for any act, omission or obligation of the statutory trust or any trustee thereof.

3817 Indemnification.

(a) Subject to such standards and restrictions, if any, as are set forth in the governing instrument of a statutory trust, a statutory trust shall have the power to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever.

(b) The absence of a provision for indemnity in the governing instrument of a statutory trust shall not be construed to deprive any trustee or beneficial owner or other person of any right to indemnity which is otherwise available to such person under the laws of this State.

The Second Amended and Restated Trust Agreement for World Omni LT (as used in this paragraph, the “Agreement”) provides that each trustee and the Titling Trust Administrator for World Omni LT shall be indemnified and held harmless by the certificateholder with respect to any loss incurred arising out of or incurred in connection with (i) any trust assets (including any loss relating to leases, leased vehicles, consumer fraud, consumer leasing act violations, misrepresentations, deceptive and unfair trade practices and any other loss arising in connection with any lease, personal injury or property damage claims arising with respect to any leased vehicle or any loss with respect to any tax arising with respect to any trust asset), or (ii) the acceptance or performance of the duties contained in the Agreement; provided, however, that no person shall be indemnified or held harmless as to any such loss (a) incurred by reason of such person’s willful malfeasance, bad faith or gross negligence, or (b) incurred by reason of such person’s breach of the Agreement, or its representations and warranties.

The Agreement provides that the trustees and the Titling Trust agents will be indemnified and held harmless by the Titling Trust Administrator against any loss, liability or expense incurred without negligence, bad faith or willful misconduct on their part, arising out of their acceptance or administration of the trust and duties under the Agreement, including the reasonable costs and expenses of defending themselves against any claim or liability in connection with the exercise or performance of any of their powers or duties under the Agreement.

ITEM 14.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits:

Exhibit Index	Description

1.1*	Form of Underwriting Agreement for the Notes

3.1*	Certificate of Formation of the Depositor

3.2*	Certificate of Amendment of Certificate of Formation of the Depositor

3.3*	Amended and Restated Limited Liability Company Agreement of the Depositor

3.4*	Amendment No. 1 to Amended and Restated Limited Liability Company Agreement of the Depositor

3.5*	Certificate of Trust of World Omni LT

3.6*	Second Amended and Restated Trust Agreement of World Omni LT among Auto Lease Finance LLC, World Omni Financial Corp. (“World Omni”), VT Inc., U.S. Bank National Association and U.S. Bank Trust National Association

4.1*	Form of Indenture among World Omni Automobile Lease Securitization Trust 20[●]-[●] (the “Issuing Entity”), the Indenture Trustee and the Account Bank

5.1*	Opinion of Mayer Brown LLP with respect to legality

8.1*	Opinion of Mayer Brown LLP with respect to U.S. federal income tax matters

10.1*	Form of Exchange Note Sale Agreement between Auto Lease Finance LLC and the Depositor

10.2*	Form of Exchange Note Transfer Agreement between the Depositor and the Issuing Entity

10.3*	Form of Exchange Note Supplement among World Omni LT, AL Holding Corp., U.S. Bank Trust Company, National Association as successor-in-interest to U.S. Bank National Association, and Auto Lease Finance LLC

10.4*	Fifth Amended and Restated Servicing Agreement among World Omni LT, AL Holding Corp. and World Omni

10.5*	First Amendment to Fifth Amended and Restated Servicing Agreement among World Omni LT, AL Holding Corp. and World Omni

10.6*	Second Amendment to Fifth Amended and Restated Servicing Agreement among World Omni LT, AL Holding Corp. and World Omni

10.7*	Form of Servicing Supplement among World Omni LT, AL Holding Corp. and World Omni

10.8*	Fourth Amended and Restated Collateral Agency Agreement among World Omni LT, Auto Lease Finance LLC, AL Holding Corp., Bank of America, N.A., U.S. Bank Trust Company, National Association as successor-in-interest to U.S. Bank National Association, and the secured parties party thereto from time to time

10.9*	First Amendment to Fourth Amended and Restated Collateral Agency Agreement among World Omni LT, World Omni Lease Finance LLC, Auto Lease Finance LLC, AL Holding Corp., Bank of America, N.A U.S. Bank Trust Company, National Association as successor-in-interest to U.S. Bank National Association, and the lenders party thereto

10.10*	Second Amendment to Fourth Amended and Restated Collateral Agency Agreement among World Omni LT, World Omni Lease Finance LLC, Auto Lease Finance LLC, AL Holding Corp., Bank of America, N.A., U.S. Bank Trust Company, National Association as successor-in-interest to U.S. Bank National Association, and the lenders party thereto

Exhibit Index	Description
10.11*	Third Amendment to Fourth Amended and Restated Collateral Agency Agreement among World Omni LT, World Omni Lease Finance LLC, Auto Lease Finance LLC, AL Holding Corp., Bank of America, N.A., U.S. Bank Trust Company, National Association as successor-in-interest to U.S. Bank National Association, and the lenders party thereto

10.12*	Fourth Amendment to Fourth Amended and Restated Collateral Agency Agreement among World Omni LT, World Omni Lease Finance LLC, Auto Lease Finance LLC, AL Holding Corp., Bank of America, N.A., U.S. Bank Trust Company, National Association as successor-in-interest to U.S. Bank National Association, and the lenders party thereto

10.13*	Fifth Amendment to Fourth Amended and Restated Collateral Agency Agreement among World Omni LT, World Omni Lease Finance LLC, Auto Lease Finance LLC, AL Holding Corp., Bank of America, N.A., U.S. Bank Trust Company, National Association as successor-in-interest to U.S. Bank National Association, and the lenders party thereto

10.14*	Sixth Amendment to Fourth Amended and Restated Collateral Agency Agreement among World Omni LT, World Omni Lease Finance LLC, Auto Lease Finance LLC, AL Holding Corp., Bank of America, N.A., U.S. Bank Trust Company, National Association as successor-in-interest to U.S. Bank National Association, and the lenders party thereto

10.15*	Seventh Amendment to Fourth Amended and Restated Collateral Agency Agreement among World Omni LT, World Omni Lease Finance LLC, Auto Lease Finance LLC, AL Holding Corp., Bank of America, N.A., U.S. Bank National Association, as retiring closed-end administrative agent, and U.S. Bank Trust Company, National Association as successor-in-interest to U.S. Bank National Association

10.16*	Third Amended and Restated Pledge and Security Agreement between World Omni LT and AL Holding Corp.

23.1*	Consent of Mayer Brown LLP (included as part of Exhibit 5.1 and Exhibit 8.1)

23.2*	Consent of Mayer Brown LLP

23.3*	Consent of Bilzin Sumberg Baena Price & Axelrod LLP

24.1*	Certified Copy of Unanimous Written Consent of the Board of Directors of the Depositor Authorizing Power of Attorney

24.2*	Certified Copy of Unanimous Written Consent of the Board of Directors of Auto Lease Finance LLC Authorizing Power of Attorney

24.3*	Power of Attorney for Depositor (included in signature page to the original filing)

24.4*	Power of Attorney for Titling Trust (included in signature page to the original filing)

25.1**	Statement of Eligibility of the Indenture Trustee for the Series 20[●]-[●] Notes

36.1*	Form of Depositor certification for shelf offerings of asset-backed securities

99.1*	Form of Trust Agreement between the Depositor and the Owner Trustee

99.2*	Form of Administration Agreement among World Omni, the Issuing Entity and the Indenture Trustee

99.3*	Form of Asset Representations Review Agreement among the Issuing Entity, the Servicer, the Administrator and the Asset Representations Reviewer

102.1***	Asset data file

103.1***	Asset related documents

107*	EX-Filing Fees

*	Previously filed on July 31, 2025.
**	To be filed in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939.
***	To be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.

(b) THE INFORMATION REQUIRED TO BE FILED BY ITEM 601(B)(107) OF REGULATION S-K (17 CFR 229.601) IS INCLUDED IN EXHIBIT 107.

ITEM 15.	UNDERTAKINGS.

(a) As to Rule 415:

The undersigned registrant on Form SF-3 hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§ 230.424(b)) that is part of this registration statement; provided, further, however, that clauses (i) and (ii) above will not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser,

(i) If the registrant is relying on Rule 430D (§ 230.430D): (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§ 230.424(b)(3)) and Rule 424(h) (§ 230.424(h)) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) (§ 230.424(b)(2), (b)(5), or (b)(7)) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (xii) ((§ 230.415(a)(1)(vii), or (xii)) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D (§ 230.430D), with respect to any offering of securities registered on Form SF-3 (§ 239.45), to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) (§ 230.424(h)) and Rule 430D (§ 230.430D).

(b) As to documents subsequently filed that are incorporated by reference:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Rule 430A:

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to qualification of Trust Indentures under Trust Indenture Act of 1939 for delayed offerings:

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the Indenture Trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(f) As to Regulation AB:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended, of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Deerfield Beach, State of Florida, on the 11th day of September, 2025.

WORLD OMNI AUTO LEASING LLC

/s/ Bryan Romano
Bryan Romano
Chief Executive Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed on September 11, 2025 by the following persons in the capacities indicated.

Signature	Title

/s/ Bryan Romano	Chief Executive Officer and Treasurer (Principal executive, financial and accounting officer)
Bryan Romano

Casey L. Gunnell, Jr.*	President and Director (Principal executive officer)
Casey L. Gunnell, Jr.

Bernard J. Angelo*	Director
Bernard J. Angelo

Kevin P. Burns*	Director
Kevin P. Burns

* The undersigned by signing his or her name hereto, does hereby sign this Amendment No. 1 to Registration Statement on behalf of the above-indicated officer or director of the registrant pursuant to the Power of Attorney signed by such officer or director.

By: /s/ Bryan Romano
Name: Bryan Romano
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, World Omni LT certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form SF-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Deerfield Beach, State of Florida, on the 11th day of September, 2025.

WORLD OMNI LT by: Auto Lease Finance LLC, as Initial Beneficiary

/s/ Bryan Romano
Bryan Romano
Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed on September 11, 2025 by the following persons in the capacities indicated.

Signature	Title

Casey L. Gunnell, Jr.*	President and Director (Principal executive officer)
Casey L. Gunnell, Jr.

/s/ Bryan Romano	Treasurer (Principal financial and accounting officer)
Bryan Romano

Bernard J. Angelo*	Director
Bernard J. Angelo

Kevin P. Burns*	Director
Kevin P. Burns

* The undersigned by signing his or her name hereto, does hereby sign this Amendment No. 1 to Registration Statement on behalf of the above-indicated officer or director of the registrant pursuant to the Power of Attorney signed by such officer or director.

By: /s/ Bryan Romano
Name: Bryan Romano
Title: Attorney-in-Fact